02049131

## 82- SUBMISSIONS FACING SH[illegible]

BEST AVAILABLE COPY

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Nomura Research Institute, Ltd.

*CURRENT ADDRESS Shin Otemachi Building
Chiyoda-Ku, Tokyo 100-0004
Japan

**FORMER NAME

**NEW ADDRESS

PROCESSED
AUG 0 8 2002
THOMSON FINANCIAL

FILE NO. 82- 34673 FISCAL YEAR 3/31/02

* *Complete for initial submissions only* ** *Please note name and address changes*

*INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:*

| | | | |
|---|---|---|---|
| *12G3-2B (INITIAL FILING)* | ☐ | *AR/S (ANNUAL REPORT)* | ☐ |
| *12G32BR (REINSTATEMENT)* | ☐ | *SUPPL (OTHER)* | ☒ |
| *DEF 14A (PROXY)* | ☐ | | |

OICF/BY: [signature]

DATE : 8/7/02

TOMOTSUNE & KIMURA

SANNO GRAND BUILDING
14-2, NAGATACHO 2-CHOME, CHIYODA-KU
TOKYO 100-0014, JAPAN

TELEPHONE: 81-3-3580-0800
FACSIMILE: 81-3-3593-3336

**File No. Not yet received.**
July 24, 2002

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Nomura Research Institute, Ltd. - 12g3-2(b) Exemption

Ladies and Gentlemen:

In connection with the exemption of Nomura Research Institute, Ltd. (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Annual Report Release for the Fiscal Year ended March 31, 2002 (Consolidated), dated April 30, 2002;

2. Outline of Non-consolidated Financial Statement for the Fiscal Year ended March 31, 2002, dated April 30, 2002;

3. Notice of Convocation of the 37th Ordinary General Meeting of Shareholders dated June 6, 2002;

4. Notice of Resolutions of the 37th Ordinary General Meeting of Shareholders dated June 26, 2002

5. Annual Business Report for Fiscal Year 2001 (37th Fiscal Year);

6. Press release dated May 17, 2002 and entitled "Notice Concerning Stock Options (Stock Acquisition Rights)";

7. Press release dated May 27, 2002 and entitled "A new subsidiary of Nomura Research Institute to be established in Shanghai"; and

8. Brief Description of Japanese Language Documents.

If you have any questions or requests for additional information, please do not hesitate to contact Akiko Kimura or Hironori Shibata of Tomotsune & Kimura, Japanese counsels to

the Company, with offices at Sanno Grand Building, 14-2, Nagatacho 2-chome, Chiyoda-ku, Tokyo 100-0014, Japan (telephone +813-3580-0800, facsimile +813-3593-3336).

Please kindly acknowledge your receipt of this letter by stamping and returning the enclosed copy in the self-addressed, stamped envelope provided for your convenience.

Very truly yours,

Hironori Shibata

Enclosure

File No. **Not yet received.**

(Summary English Translation)

**Annual Report Release for the Fiscal Year ended March 31, 2002 (Consolidated)**

April 30, 2002

Nomura Research Institute, Ltd.
Code Number: 4307
(URL http://www.nri.co.jp)

Stock Exchanges:
Tokyo Stock Exchange
Location of Head Office: Tokyo

Attn.: Hajime Ueda
Treasurer

Tel.: (045) 333-8100

Board Meeting Date: April 30, 2002
U.S. Accounting Principles: not applicable



**1. Consolidated Business Results (April 1, 2001 through March 31, 2002)**

(1) Consolidated Results of Operations

(rounded down to the nearest one million yen)

| | Sales | Operating Profit | Current Profit |
|---|---|---|---|
| Year ended March 31, 2002 | ¥236,569 million (8.5%) | ¥30,364 million (9.1%) | ¥32,953 million (4.4%) |
| Year ended March 31, 2001 | ¥217,984 million (18.7%) | ¥27,842 million (44.2%) | ¥31,550 million (51.8%) |

| | Net Profit | Net Profit per Share | Net Profit per Share (fully diluted) | Ratio of Net Profit to Shareholders' Equity | Ratio of Current Profit to Total Assets | Ratio of Current Profit to Sales |
|---|---|---|---|---|---|---|
| Year ended March 31, 2002 | ¥22,363 million (-11.9%) | ¥513.24 | – | 12.4% | 11.2% | 13.9% |
| Year ended March 31, 2001 | ¥25,381 million (394.7%) | ¥590.27 | – | 19.8% | 13.8% | 14.5% |

*(Notes)*

1. *Investment profit and loss in equity method:*
   *Year ended March 31, 2002: 297 million yen*
   *Year ended March 31, 2001: 349 million yen*

2. *Average number of outstanding shares for each period (consolidated):*
   *Year ended March 31, 2002: 43,573,749 shares*
   *Year ended March 31, 2001: 43,000,000 shares*
3. *Changes in accounting treatment: Not applicable*
4. *The percentage figures which appear in Sales, Operating Profit, Current Profit and Net Profit are compared to prior year.*

(2) Consolidated Financial Condition

| | Total Assets | Shareholders' Equity | Ratio of Shareholders' Equity to Assets | Shareholders' Equity per Share |
|---|---|---|---|---|
| Year ended March 31, 2002 | ¥299,892 million | ¥195,564 million | 65.2% | ¥4,345.88 |
| Year ended March 31, 2001 | ¥289,104 million | ¥165,171 million | 57.1% | ¥3,841.20 |

*(Notes)*

*Total outstanding shares as of the end of each period (consolidated):*
*Year ended March 31, 2002: 44,999,900 shares*
*Year ended March 31, 2001: 43,000,000 shares*

(3) Consolidated Statement of Cash Flow

| | Net Cash provided by Operating Activities | Net Cash provided by Investing Activities | Net Cash provided by Financing Activities | Net Cash and Cash Equivalents at Year End |
|---|---|---|---|---|
| Year ended March 31, 2002 | ¥17,292 million | -¥24,736 million | ¥17,975 million | ¥95,203 million |
| Year ended March 31, 2001 | ¥36,481 million | ¥14,545 million | -¥2,081 million | ¥84,123 million |

(4) Object of Consolidation and Application of Equity Method

Number of consolidated subsidiary: 14

Number of non-consolidated subsidiary to which equity method is applicable: –

Number of affiliated company to which equity method is applicable: 4

(5) Changes in Object of Consolidation and Application of Equity Method:

| | | |
|---|---|---|
| Consolidated | (New): 1 | (Exception): – |
| Equity Method | (New): 1 | (Exception): 1 |

## 2. Forecast of Consolidated Business Results (April 1, 2002 through March 31, 2003)

| | Sales | Current Profit | Net Profit |
|---|---|---|---|
| Interim | ¥115,000 million | ¥13,500 million | ¥7,900 million |
| Annual | ¥250,000 million | ¥34,000 million | ¥19,500 million |

*(Reference)*
*Estimated net profit per share (annual): 433.33 yen*

File No. Not yet received.

(Summary English Translation)

# Outline of Non-Consolidated Financial Statement for the Fiscal Year ended March 31, 2002

April 30, 2002

Nomura Research Institute, Ltd.
Code Number: 4307
(URL http://www.nri.co.jp)

Stock Exchanges:
Tokyo Stock Exchange
Location of Head Office: Tokyo



Attn.: Hajime Ueda
Treasurer

Tel.: (045) 333-8100

Board Meeting Date: April 30, 2002
General Meeting of Shareholders: June 26, 2002

Interim Dividends: applicable
Unit Shares: applicable (100 shares per Unit)

## 1. Business Results (April 1, 2001 through March 31, 2002)

### (1) Results of Operations

(rounded down to the nearest one million yen)

| | Sales | Operating Profit | Current Profit |
|---|---|---|---|
| Year ended March 31, 2002 | ¥217,301 million (7.7%) | ¥23,440 million (7.0%) | ¥25,492 million (3.8%) |
| Year ended March 31, 2001 | ¥201,820 million (17.3%) | ¥21,900 million (46.5%) | ¥24,549 million (56.1%) |

| | Net Profit | Net Profit per Share | Net Profit per Share (fully diluted) | Ratio of Net Profit to Shareholders' Equity | Ratio of Current Profit to Total Assets | Ratio of Current Profit to Sales |
|---|---|---|---|---|---|---|
| Year ended March 31, 2002 | ¥17,469 million (-20.4%) | ¥400.91 | – | 10.6% | 9.2% | 11.7% |
| Year ended March 31, 2001 | ¥21,955 million (518.2%) | ¥510.58 | – | 18.8% | 11.5% | 12.2% |

*(Notes)*

1. *Average number of outstanding shares for each period:*
   *Year ended March 31, 2002: 43,573,749 shares*
   *Year ended March 31, 2001: 43,000,000 shares*
2. *Changes in accounting treatment: Not applicable*
3. *The percentage figures which appear in Sales, Operating Profit, Current Profit and Net Profit are compared to prior year.*

(2) Dividends

| | Dividends per Share | | | Aggregate of Dividend Payments | Ratio of Dividends to Net Profit | Ratio of Dividends to Shareholders' Equity |
|---|---|---|---|---|---|---|
| | | Interim | Annual | | | |
| Year ended March 31, 2002 | ¥20.00 | ¥0.0 | ¥20.00 | ¥899 million | 5.2% | 0.5% |
| Year ended March 31, 2001 | ¥5.00 | ¥0.0 | ¥5.00 | ¥215 million | 1.0% | 0.1% |

(3) Financial Condition

| | Total Assets | Shareholders' Equity | Ratio of Shareholders' Equity to Assets | Shareholders' Equity per Share |
|---|---|---|---|---|
| Year ended March 31, 2002 | ¥281,641 million | ¥176,970 million | 62.8% | ¥3,932.68 |
| Year ended March 31, 2001 | ¥272,942 million | ¥151,977 million | 55.7% | ¥3,534.36 |

*(Notes)*

1. *Total outstanding shares as of the end of each period:*
   *Year ended March 31, 2002: 44,999,900 shares*
   *Year ended March 31, 2001: 43,000,000 shares*
2. *Total number of treasury stock as of the end of each period:*
   *Year ended March 31, 2002: 100 shares*
   *Year ended March 31 ,2001: - shares*

## 2. Forecast of Business Results (April 1, 2002 through March 31, 2003)

| | Sales | Current Profit | Net Profit | Dividends per Share | | |
|---|---|---|---|---|---|---|
| | | | | Interim | Annual | |
| Interim | ¥104,000 million | ¥10,400 million | ¥5,900 million | ¥0.00 | – | – |
| Annual | ¥226,000 million | ¥26,000 million | ¥14,700 million | – | ¥20.00 | ¥20.00 |

*(Reference)*
*Estimated net profit per share (annual): 326.67 yen*

**File No. Not yet received.**

(Summary English Translation)

June 26, 2002

TO OUR SHAREHOLDERS:

Nomura Research Institute, Ltd.
2-1, Otemachi 2-chome
Chiyoda-ku, Tokyo
Japan

Akihisa Fujinuma
President and CEO



Notice of Resolutions of the 37th Ordinary General Meeting of Shareholders

This is to inform you that, at the Company's 37th Ordinary General Meeting of Shareholders held today, reports and resolutions were made as described below.

Particulars

Matters reported: Presentation of Balance Sheet as of March 31, 2002 and Business Report and Statement of Income for fiscal year 2001 from April 1, 2001 through March 31, 2002.

Reported.

Matters resolved:

Agendum No. 1: Approval of the proposed disposition of profit for fiscal year 2001

Approved as proposed.

Agendum No. 2: Amendment to the Articles of Incorporation of the Company

Approved as proposed.

Agendum No. 3: Election of 14 Directors

Approved as proposed.

Agendum No. 4: Election of 3 Auditors

Approved as proposed.

Agendum No. 5: Payment of retirement benefits to retired Directors

Approved as proposed.

Agendum No. 6: Payment of retirement benefits to a retired Auditor

Approved as proposed.

Agendum No. 7: Revision of Remuneration of Directors

Approved as proposed.

Agendum No. 8: Issuance of stock acquisition rights as stock option for no consideration to Directors and Executive Officers of the Company and others

Approved as proposed.

**File No. Not yet received.**



For Fiscal Year 2001 (37th Fiscal Year)

# ANNUAL BUSINESS REPORT

April 1, 2001 through March 31, 2002

NOMURA RESEARCH INSTITUTE, LTD.

(Summary English Translation)

## TO OUR SHAREHOLDERS

The greetings of Akihisa Fujinuma, President and CEO, and Shozo Hashimoto, Chairman and CEO of the Company, are included.

## FINANCIAL HIGHLIGHTS (Consolidated)

*(100 Millions of yen except for per share data)*

| | For fiscal year 1997 | For fiscal year 1998 | For fiscal year 1999 | For fiscal year 2000 | For fiscal year 2001 |
|---|---|---|---|---|---|
| Sales | 1,577 | 1,750 | 1,836 | 2,179 | 2,365 |
| Operating Revenues | 94 | 165 | 193 | 278 | 303 |
| Current Profit | 102 | 186 | 207 | 315 | 329 |
| Net Profit | 48 | 81 | 51 | 253 | 223 |
| Total Assets | 1,464 | 1,521 | 1,682 | 2,891 | 2,998 |
| Net Assets (shareholders' equity) | 675 | 811 | 918 | 1,651 | 1,955 |
| EPS (Net Profit per Share) (yen) | 111 | 189 | 119 | 590 | 513 |

Changes in business results, breakdown of sales and sales by business segments are shown in the form of graphs.

## RECENT TOPICS

Several corporate achievements of the Company are highlighted, including:

- listing on the First Section of the Tokyo Stock Exchange;
- adoption of stock option plan;
- reinforcement of corporate governance; and
- receipt of the Nikkei Computer "6th Information System Grand Prix".

## INTRODUCTION OF SYSTEM SOLUTION

Several system solutions are highlighted, including:

- new social infrastructure "POSTUB";
- IY Bank;
- human resource training solution; and
- publication.

## OUTLINE OF OPERATIONS (Consolidated)

### Outline of Results of Operation for the Fiscal Year 2001

The general economic conditions in and outside Japan and the results of operations of the Company for the year are mentioned.

Significant trends included:

- Total sales increased by 8.5% to 236.5 billion yen.
- Operating profit increased by 9.1% to 30.3 billion yen.
- Current profit increased by 4.4% to 32.9 billion yen.
- Net profit for the current period decreased by 11.9% to 22.3 billion yen, due to extraordinary profit of 26.6 billion yen on sale of investment securities for the previous year.

### Results of Operation by Business Segments

System Solution Services

Sales of the System Solution Services increased by 7.8% to 199.7 billion yen. Operating profit of the System Solution Services increased by 2.5% to 27.5 billion yen.

Consulting/Knowledge Services

Sales of the Consulting/Knowledge Services increased by 12.8% to 36.8 billion yen. Operating profit of the Consulting/Knowledge Services increased by 186.8% to 2.8 billion yen.

## Consolidated Sales by Business Segments

The amounts of sales for the year in the Company's business by category of service and comparisons to the amounts last year are mentioned.

# CONSOLIDATED FINANCIAL STATEMENTS

## Consolidated Balance Sheet

| | *(Millions of yen)* | |
|---|---|---|
| | Previous Period (As of March 31, 2001) | Current Period (As of March 31, 2002) |
| **Assets** | | |
| Current assets: | | |
| Cash and deposits | 64,131 | 33,181 |
| Notes receivable / Accounts receivable | 27,954 | 36,277 |
| Securities | 20,001 | 62,021 |
| Others | 11,298 | 12,164 |
| Total current assets | 123,385 | 143,645 |
| Fixed assets: | | |
| Tangible fixed assets: | | |
| Buildings and structures | 12,518 | 12,930 |
| Machinery and equipment | 5,846 | 5,706 |
| Tools, furniture and fixtures | 5,559 | 5,548 |
| Land | 8,089 | 7,635 |
| Total tangible fixed assets | 32,013 | 31,822 |
| Intangible fixed assets | 16,972 | 25,736 |
| Investment and others: | | |
| Investment securities | 94,901 | 75,920 |
| Shares of related companies | 8,984 | 8,748 |
| Long-term guarantee money paid | 6,862 | 8,516 |
| Others | 5,984 | 5,504 |
| Total investment and others | 116,733 | 98,689 |
| Total fixed assets | 165,719 | 156,247 |
| Total Assets | 289,104 | 299,892 |

| | | |
|---|---|---|
| **Liabilities** | | |
| Current liabilities: | | |
| Accounts payable | 22,024 | 28,748 |
| Accrued income taxes | 17,159 | 8,495 |
| Others | 18,691 | 15,786 |
| Total current liabilities | 57,874 | 53,030 |
| | | |
| Fixed liabilities: | | |
| Deferred tax liabilities | 26,257 | 21,510 |
| Accrued severance and retirement benefits | 19,731 | 21,753 |
| Others | 20,068 | 8,033 |
| Total fixed liabilities | 66,058 | 51,298 |
| Total Liabilities | 123,932 | 104,328 |
| | | |
| **Shareholders' Equity** | | |
| Common stock | 10,100 | 18,600 |
| Capital reserve | 2,400 | 14,800 |
| Consolidated surplus | 104,289 | 126,135 |
| Variance of the estimate of other securities | 48,517 | 35,592 |
| Equity adjustment from foreign currency translation | -136 | 437 |
| Treasury stock | -- | -1 |
| Total Shareholders' Equity | 165,171 | 195,564 |
| Total Liabilities and Shareholders' Equity | 289,104 | 299,892 |

**Consolidated Statement of Income**

| | *(Millions of yen)* | |
|---|---|---|
| | Previous Period (From April 1, 2000 to March 31, 2001) | Current Period (From April 1, 2001 to March 31, 2002) |
| **Sales** | 217,984 | 236,569 |
| Cost of sales | 160,643 | 173,636 |
| Gross profit | 57,340 | 62,933 |
| Selling, general and administrative expenses | 29,497 | 32,568 |
| **Operating revenues** | 27,842 | 30,364 |
| Non-operating revenues: | 4,007 | 3,001 |
| Non-operating expenses: | 300 | 412 |
| **Current profit** | 31,550 | 32,953 |
| Extraordinary profit: | 26,601 | 8,195 |
| Extraordinary loss: | 14,521 | 2,139 |
| Net profit before tax, etc. | 43,629 | 39,009 |
| Income taxes, etc. | 18,247 | 16,645 |
| **Net profit for the current period** | 25,381 | 22,363 |

## Consolidated Statement of Cash Flows

| | *(Millions of yen)* | |
|---|---|---|
| | Previous Period (From April 1, 2000 to March 31, 2001) | Current Period (From April 1, 2001 to March 31, 2002) |
| (Cash flow from operating activities) | | |
| Net profit before tax, etc. | 43,629 | 39,009 |
| Depreciation | 13,659 | 12,419 |
| Others | -13,769 | -15,072 |
| Total | 43,520 | 36,357 |
| Interest and dividend income | 4,562 | 1,168 |
| Interest expenses | -147 | -143 |
| Income taxes paid | -11,452 | -20,089 |
| **Cash flow from operating activities** | 36,481 | 17,292 |
| (Cash flow from investing activities) | | |
| Payments for purchases of fixed assets | -6,823 | -7,006 |
| Proceeds from sales of fixed assets | 2,022 | 427 |
| Payments for purchases of intangible assets | -10,668 | -15,878 |
| Proceeds from sales of intangible assets | 667 | 71 |
| Payments for purchases of investment securities / shares of related companies | -274 | -2,196 |
| Proceeds from sales of investment securities / shares of related companies | 30,245 | 13 |
| Others | -623 | -169 |
| **Cash flow from investing activities** | 14,545 | -24,736 |
| (Cash flow from financing activities) | | |
| Net decrease in short-term borrowings | -400 | -100 |
| Proceeds from long-term borrowings | 4,168 | -- |
| Payments of long-term borrowings | -5,634 | -2,608 |
| Proceeds from issuance of shares | -- | 20,900 |
| Payments for purchases of treasury stock | -- | -1 |
| Payments of dividends | -215 | -215 |
| **Cash flow from financing activities** | -2,081 | 17,975 |
| **Effect of exchange rate changes on cash and cash equivalents** | 784 | 548 |
| **Net increase in cash and cash equivalents** | 49,731 | 11,079 |
| **Cash and cash equivalents at beginning of the year** | 34,392 | 84,123 |
| **Cash and cash equivalents at end of the year** | 84,123 | 95,203 |

## FINANCIAL STATEMENTS

### Balance Sheet

| | (Millions of yen) | |
|---|---|---|
| | Previous Period (As of March 31, 2001) | Current Period (As of March 31, 2002) |
| **Assets** | | |
| Current assets: | | |
| Cash and deposits | 55,300 | 23,224 |
| Notes receivable / Accounts receivable | 25,863 | 33,493 |
| Securities | 20,001 | 62,021 |
| Others | 10,509 | 11,033 |
| Total current assets | 111,674 | 129,772 |
| Fixed assets: | | |
| Tangible fixed assets: | | |
| Buildings and structures | 10,807 | 10,895 |
| Machinery and equipment | 3,858 | 4,120 |
| Tools, furniture and fixtures | 4,288 | 4,372 |
| Land | 5,406 | 4,953 |
| Total tangible fixed assets | 24,361 | 24,342 |
| Intangible fixed assets | 16,150 | 24,375 |
| Investment and others: | | |
| Investment securities | 103,384 | 83,855 |
| Shares of subsidiaries | 5,457 | 5,757 |
| Long-term guarantee money paid | 7,997 | 9,565 |
| Others | 3,916 | 3,973 |
| Total investment and others | 120,755 | 103,151 |
| Total fixed assets | 161,268 | 151,868 |
| Total Assets | 272,942 | 281,641 |

| | | |
|---|---:|---:|
| **Liabilities** | | |
| Current liabilities: | | |
| Accounts payable | 22,130 | 29,959 |
| Accrued income taxes | 15,442 | 6,578 |
| Others | 23,034 | 20,636 |
| Total current liabilities | 60,608 | 57,174 |
| Fixed liabilities: | | |
| Deferred tax liabilities | 26,182 | 21,428 |
| Accrued severance and retirement benefits | 17,682 | 19,752 |
| Others | 16,492 | 6,316 |
| Total fixed liabilities | 60,357 | 47,497 |
| Total Liabilities | 120,965 | 104,671 |
| **Shareholders' Equity** | | |
| Common stock | 10,100 | 18,600 |
| Capital reserve | 2,400 | 14,800 |
| Profit reserve | 525 | 570 |
| Other surplus | 90,433 | 107,408 |
| Variance of the estimate of other securities | 48,517 | 35,592 |
| Treasury stock | -- | -1 |
| Total Shareholders' Equity | 151,977 | 176,970 |
| Total Liabilities and Shareholders' Equity | 272,942 | 281,641 |

**Statement of Income**

| | *(Millions of yen)* | |
|---|---|---|
| | Previous Period (From April 1, 2000 to March 31, 2001) | Current Period (From April 1, 2001 to March 31, 2002) |
| Sales | 201,820 | 217,301 |
| Cost of sales | 154,003 | 164,029 |
| Gross profit | 47,816 | 53,271 |
| Selling, general and administrative expenses | 25,915 | 29,831 |
| Operating revenues | 21,900 | 23,440 |
| Non-operating revenues | 2,899 | 2,356 |
| Non-operating expenses | 251 | 304 |
| Current profit | 24,549 | 25,492 |
| Extraordinary profit | 26,740 | 7,455 |
| Extraordinary loss | 13,367 | 2,188 |
| Net profit before tax | 37,922 | 30,759 |
| Income taxes, etc. | 15,966 | 13,290 |
| Net profit for the current period | 21,955 | 17,469 |
| Profit brought forward | 1,303 | 1,229 |
| Unappropriated profit for the current period | 23,258 | 18,698 |

## Disposition of Profit

| | (yen) |
|---|---:|
| Unappropriated profit for the current period | 18,698,667,175 |
| **Liquidation of voluntary reserve:** | |
| Liquidation of reserve for programs | 748,861,769 |
| Liquidation of reserve for special depreciation | 69,511,876 |
| Total | 19,517,040,820 |
| | |
| **Disposition of profit:** | |
| Dividend | 899,998,000 |
| Directors' bonus | 269,840,000 |
| (Auditors' bonus) | (24,000,000) |
| Free reserve fund: | |
| Reserve for programs | 1,922,120,000 |
| Contingent reserve | 15,000,000,000 |
| Total | 18,091,958,000 |
| Profit carried forward to the next period | 1,425,082,820 |

## COMPANY DATA

### Outline of the Company (as of March 31, 2002)

The name, address, brief history, amount of capital, name of representative and number of employees of NRI are mentioned.

### Status of Employees by Qualification (as of March 31, 2002)

The numbers of employees by title or qualification thereof are mentioned.

### Major Shareholders (as of March 31, 2002)

The names of top ten shareholders are mentioned.

### Status of Shares (as of March 31, 2002)

The number of authorized share capital, number of outstanding shares and number of shareholders are mentioned.

### Shareholding Ratio (as of March 31, 2002)

The shareholding ratio by type of shareholders is shown in the form of graph.

### Consolidated Subsidiaries (as of March 31, 2002)

The names of the consolidated subsidiaries are mentioned.

### Memorandum for Shareholders (as of March 31, 2002)

The fiscal year end, timing of the ordinary general meeting of shareholders, record date for shareholder dividends, name and address of the transfer agent, number of shares constituting a unit, and name of newspaper in which public notices are published are mentioned.

**Directors, Corporate Auditors and Executive Officers (as of June 26, 2002)**

The names of 14 Directors, 5 Corporate Auditors and 18 Executive Officers are mentioned.

**File No. Not yet received.**



[Translation]

May 17, 2002

Nomura Research Institute, Ltd.
Akihisa Fujinuma
President and Representative Director
(TSE First Section Ticker Code No. 4307)

Notice Concerning Stock Options (Stock Acquisition Rights)

Notice is hereby provided that the Board of Directors of the Company, at its meeting held today, resolved to submit to the 37th Annual General Meeting of Shareholders of the Company expected to be held on June 26, 2002, an agendum seeking approval for the issue of stock acquisition rights as stock options pursuant to the provisions of Articles 280-20 and 280-21 of the Commercial Code of Japan, the details of which is as described below.

Contents

1. Reasons for the Necessity of Issuing Stock Acquisition Rights under Especially Favorable Terms and Conditions

In order to strengthen the motivation and morale of the Directors and Executive Officers of the Company as well as the Directors of the Company's domestic (Japanese) subsidiaries to improve business results as well as to promote the positions of talented personnel, stock options in accordance with the particulars set forth in paragraph 3 below will be issued for no consideration to the Directors and Executive Officers of the Company as well as the Directors of the Company's domestic subsidiaries.

2. Persons who will Receive Allocations of Stock Options

Those persons who are Directors and Executive Officers of the Company as well as Directors of the Company's domestic subsidiaries who are selected by the Board of Directors (hereinafter collectively "Option Holders").

3. Particulars of the Issue of Stock Options

(1) Type and Number of Shares Subject to Stock Options

Limited to a total of 90,000 shares of the Company's common stock.

In the event that the Company undertakes a stock split or a reverse stock split, the number of shares subject to stock options will be adjusted in accordance with the following method of calculation; provided, however, that said adjustment will occur only with respect to the number of shares subject to stock options that have not been exercised by an Option Holder at the time of such adjustment and any fractions less than one share resulting from such adjustment will be disregarded.

Number of Shares After Adjustment = Number of Shares Before Adjustment X the Split (or Reverse Split) Ratio

Moreover, (i) if the Company undertakes a merger and the surviving company or newly-established company succeeds to the Company's obligations regarding said stock options, or (ii) if the Company undertakes a spin-off and the company newly-established following such spin-off or the company succeeding to the Company's business following such spin-off succeeds to the Company's obligations regarding said stock options, the Company shall undertake such adjustment of the number of shares as it deems necessary.

(2) Total Number of Stock Options to be Issued

Limited to a total of 900 options (one hundred shares of stock being subject to one option; provided, however, that in the event of an adjustment pursuant to the provisions of paragraph 3(1) hereof, as adjusted).

(3) Amount of Consideration for Issue of Stock Options

No consideration.

(4) Amount to be Paid upon Exercise of Stock Options

Upon the exercise of stock options, the amount to be paid per share of stock will be the average of the closing prices of the common stock of the Company on the Tokyo Stock Exchange (regular way) on each day (but excluding days on which there was no closing price) of the month immediately preceding the month in which the stock options were issued, multiplied by 1.05, with fractions of one yen rounded downward; provided, however, that if said amount be less than the closing price on the day of issue of said stock options (if there is no closing price on said day, then the closing price on the nearest preceding day), then it will be said closing price.

In the event that the Company undertakes a stock split or a reverse stock split, the amount payable will be adjusted in accordance with the following method of calculation and any amounts less than one yen resulting from such adjustment will be rounded downward.

Amount Payable After Adjustment = Amount Payable Before Adjustment X the Split (or Reverse Split) Ratio.

Moreover, (i) if the Company undertakes a merger and the surviving company or newly-established company succeeds to the Company's obligations regarding said stock options, or (ii) if the Company undertakes a spin-off and the company newly-established following such spin-off or the company succeeding to the Company's business following such spin-off succeeds to the Company's obligations regarding said stock options, the Company shall undertake such adjustment of amount payable as it deems necessary.

(5) Period for Exercise of Stock Options

From July 1, 2004 to June 30, 2007.

(6) Terms and Conditions of Exercise of Stock Options

(a) Option Holders must, at the time of the exercise of stock options, be Directors or Executive Officers of the Company or its domestic subsidiaries or hold equivalent positions thereto (hereinafter "Qualification to Exercise Rights"); provided, however, that if a reason as specified by resolution of the Board of Directors of the Company to concede approval of the exercise of

stock options by an Option Holder (or in the event of the death of an Option holder, by its legal successors), in light of the purposes of the issue of the stock options, exists even after said Option Holder has clearly lost its Qualification to Exercise Rights due to death, expiration of term of office etc., said Option Holder (or in the event of the death of said Option holder, its legal successors) will be entitled to exercise such stock options as were unexercised on the day such Qualification to Exercise Rights was lost during the period determined by resolution of the Board of Directors of the Company.

(b) In the event an Option Holder commits a substantial breach of laws and regulations, the Articles of Incorporation or any agreement with the Company, or if an Option Holder becomes bankrupt or subject to similar circumstances, said Option Holder will no longer be entitled to exercise said stock options as from the day of such occurrence.

(c) In addition to the above, the Company is entitled to determine other limits on the exercise of stock options, reasons for forfeiting stock options back to the Company and other matters in agreements executed between the Company and individual Option Holders concerning the allocation of stock options.

(7) Terms and Conditions of Extinguishment of Stock Options

(a) If an Option Holder no longer satisfies the terms and conditions of exercise set forth in (6)(a) hereof, (6)(b) applies, or stock options are waived, the Company will be entitled to extinguish stock options issued to said Option Holder without payment of compensation.

(b) In the event of a merger of the Company in which the surviving company or the newly-established company succeeds to the Company's obligations regarding stock options, or pursuant to a share transfer or exchange the Company becomes a subsidiary of another company, the Company will be entitled to extinguish stock options issued to Option Holders without payment of compensation.

(c) In addition to the above, the Company will be entitled to acquire and extinguish stock options without payment of compensation at any time.

(8) Limits on Transfer of Stock Options

Any transfer of stock options requires the approval of the Board of Directors.

(Note): The above contents are conditioned on approval of this matter by the 37th Annual General Meeting of Shareholders of the Company expected to be held on June 26, 2002.

[Contact]

Mr. Izutsu / Mr. Tokushige
Public Information Office
Nomura Research Institute
Tel: 03-5255-1981
E-mail: kouhou@nri.co.jp

NEWS RELEASE

# A new subsidiary of Nomura Research Institute to be established in Shanghai

**May 27, 2002**
**Nomura Research Institute, Ltd.**

Nomura Research Institute, Ltd.,(NRI: Tokyo, Akihisa Fujinuma, President, CEO & COO) announced to establish a subsidiary -Nomura Research Institute Shanghai Limited (Hiroshi Matsuno, President)- to make inroads into the consulting market in China.

With the expansion of Japanese businesses, demands for consulting and systems solution services targeting the Chinese market are expanding. NRI has been responding to such demands with its Asian branches: Nomura Research Institute Hong Kong Limited and Taipei Branch. By establishing the subsidiary in Shanghai, direct and more efficient services will be offered in China.

Nomura Research Institute Shanghai Limited is invested 100% by NRI, and will start its service in business management consulting and systems consulting, with approximately 10 consultants in this summer. The planned annual sales are between 500 and 1000 million yen in five years. Systems solution and operation services are planned to offer after the continuous feasibility of consulting business is evaluated.

[Inquiries regarding this news release]
Corporate Communications Department,
Nomura Research Institute
Phone: +81-3-5255-1981
Email: kouhou@nri.co.jp

To List of Press Releases

**File No. Not yet received.**

# BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

## Annual Securities Report

The Annual Securities Report for the 37th fiscal year (from April 1, 2001 through March 31, 2002) prepared in accordance with Article 24 of the Securities and Exchange Law has been submitted to the Director of the Kanto Local Finance Bureau and the Tokyo Stock Exchange on June 27, 2002.

## Statutory Public Notice

Statutory public notice dated June 27, 2002 setting forth a summary of the financial statements for the 37th fiscal year. A public notice setting forth a summary of a company's balance sheet and statement of income is required under the Commercial Code to be published when such financial statements have been approved at the general shareholders meeting.

## Extraordinary Report

Extraordinary Report dated July 3, 2002 in connection with the issue of stock acquisition rights. An extraordinary report is required under the Securities and Exchange Law to be filed with the relevant Local Finance Bureau in connection with any issue of stock acquisition rights as stock options by a Japanese company. The extraordinary report is available for public inspection at the Kanto Local Finance Bureau and the Tokyo Stock Exchange for a certain period.

ANNEX A

# LIST OF DOCUMENTS PUBLISHED, FILED OR DISTRIBUTED SINCE APRIL 1, 2000

## A. ENGLISH LANGUAGE DOCUMENTS

None.

## B. JAPANESE LANGUAGE DOCUMENTS

1. Annual Securities Report dated June 30, 2000 for the fiscal year ended March 31, 2000 (A brief description in English is set forth in Annex B)

2. Extraordinary Report dated October 11, 2000 in connection with the sale of assets (A brief description in English is set forth in Annex B)

3. Extraordinary Report dated November 17, 2000 in connection with the sale of assets (A brief description in English is set forth in Annex B)

4. Semi-Annual Securities Report dated December 20, 2000 for the six-month period ended September 30, 2000 (A brief description in English is set forth in Annex B)

5. Annual Securities Report dated June 29, 2001 for the fiscal year ended March 31, 2001 (A brief description in English is set forth in Annex B)

6. Securities Registration Statement dated November 19, 2001 in connection with the public offering and sale of the shares and the amendments thereto (A brief description in English is set forth in Annex B)

7. Extraordinary Report dated November 19, 2001 in connection with the private placement of the shares and the amendments thereto (A brief description in English is set forth in Annex B)

8. Securities Registration Statement dated August 21, 2001 in connection with the public offering and sale of the shares and the amendments thereto (A brief description in English is set forth in Annex B)

9. Extraordinary Report dated August 21, 2001 in connection with the private placement of the shares and the amendments thereto (A brief description in English is set forth in Annex B)

10. Extraordinary Report dated December 17, 2001 in connection with a change in major shareholders (A brief description in English is set forth in Annex B)

11. Extraordinary Report dated March 22, 2002 in connection with changes in representative directors (A brief description in English is set forth in Annex B)

12. Notice of an Ordinary General Meeting of Shareholders dated June 15, 2000 (together with Annual Business Report) (summary English translation attached as Exhibit A)

13. Notice of Resolutions of an Ordinary General Meeting of Shareholders dated June 30, 2000 (summary English translation attached as Exhibit B)

14. Notice of an Ordinary General Meeting of Shareholders dated June 12, 2001 (together with Annual Business Report) (summary English translation attached as Exhibit C)

15. Notice of Resolutions of an Ordinary General Meeting of Shareholders dated June 29, 2001 (summary English translation attached as Exhibit D)

16. Press release dated November 19, 2001 (summary English translation attached as Exhibit E)

17. Press release dated November 19, 2001 (summary English translation attached as Exhibit F)

18. Press release dated November 28, 2001 (summary English translation attached as Exhibit G)

19. Press release dated November 28, 2001 (summary English translation attached as Exhibit H)

20. Press release dated December 6, 2001 (summary English translation attached as Exhibit I)

21. Annual business report to shareholders for the fiscal year ended March 31, 2000 (summary English translation attached as Exhibit J)

22. Annual business report to shareholders for the fiscal year ended March 31, 2001 (summary English translation attached as Exhibit K)

23. Statutory public notice dated July 3, 2000 setting forth a summary of the financial statements for the fiscal year ended March 31, 2000 (A brief description in English is set forth in Annex B)

24. Statutory public notice dated July 3, 2000 in connection with the stock split (A brief description in English is set forth in Annex B)

25. Statutory public notice dated June 30, 2001 setting forth a summary of the financial statements for the fiscal year ended March 31, 2001 (A brief description in English is set forth in Annex B)

26. Statutory public notice dated September 5, 2001 in connection with the issuance and offering of new shares (A brief description in English is set forth in Annex B)

27. Statutory public notice dated September 19, 2001 in connection with the postponement of the issuance and offering of new shares (A brief description in English is set forth in Annex B)

28. Statutory public notice dated November 29, 2001 in connection with the issuance and offering of new shares (A brief description in English is set forth in Annex B)

ANNEX B

BRIEF DESCRIPTIONS OF
JAPANESE LANGUAGE DOCUMENTS
LISTED IN ANNEX A



1. Annual securities report dated June 30, 2000 for the fiscal year ended March 31, 2000

   An annual securities report is required to be filed under the Securities and Exchange Law within three months after the end of each fiscal year and sets forth, among other things, the results of operations during such fiscal year. The annual securities report is available for public inspection at the Kanto Local Finance Bureau and the main office of NRI for a certain period.

2. Extraordinary report dated October 11, 2000 in connection with the sale of assets

   An extraordinary report is required under the Securities and Exchange Law to be filed with the Kanto Local Finance Bureau in connection with any sale or other disposal of NRI's assets which would materially affect its financial or operational position. The extraordinary report is available for public inspection at the Kanto Local Finance Bureau and the main office of NRI for a certain period. The extraordinary report dated October 11, 2000 dealt with NRI's sale of 19,955,708 shares of Kokusai Securities Co., Ltd., which sale was the principal factor in NRI recording a ¥25,347 million gain on investment securities in the fiscal year ended March 31, 2001.

3. Extraordinary report dated November 17, 2000 in connection with the sale of assets

   An extraordinary report is required under the Securities and Exchange Law to be filed with the Kanto Local Finance Bureau in connection with any sale or other disposal of NRI's assets which would materially affect its financial or operational position. The extraordinary report is available for public inspection at the Kanto Local Finance Bureau and the main office of NRI for a certain period. The extraordinary report dated November 17, 2000 dealt with NRI's sale of five employee dormitories to a wholly owned subsidiary. Under Japanese GAAP, NRI recorded a loss on the transaction that accounted for most of the ¥5,456 million in loss on property and equipment that NRI recorded in the fiscal year ended March 31, 2001.

4. Semi-annual securities report dated December 20, 2000 for the six-month period ended September 30, 2000

   A semi-annual securities report is required to be filed under the Securities and Exchange Law within three months after the end of the first half of each fiscal year and sets forth, among other things, the results of operations during such six-month

period. The semi-annual securities report is available for public inspection at the Kanto Local Finance Bureau and the main office of NRI for a certain period.


5. Annual securities report dated June 29, 2001 for the fiscal year ended March 31, 2001

An annual securities report is required to be filed under the Securities and Exchange Law within three months after the end of each fiscal year and sets forth, among other things, the results of operations during such fiscal year. The annual securities report is available for public inspection at the Kanto Local Finance Bureau and the main office of NRI for a certain period.


6. Securities registration statement dated November 19, 2001 in connection with the initial public offering and sale of the shares and the amendments thereto

A securities registration statement is required to be filed under the Securities and Exchange Law when a company distributes through a public offering in Japan any new or existing securities the aggregate offering price of which is ¥100 million or more. The securities registration statement in connection with NRI's initial public offering was filed with the Director of the Kanto Local Finance Bureau and is available for public inspection at the Kanto Local Finance Bureau and the main office of NRI for a certain period.

The securities registration statement contains information concerning the terms and conditions of the public offering, information pertaining to NRI's business, financial position and financial statements for each of the two years ended March 31, 2001 and the six months ended September 30, 2001, as well as a five-year financial summary of NRI.


7. Extraordinary report dated November 19, 2001 in connection with the international offering of the shares and the amendments thereto

An extraordinary report is required under the Securities and Exchange Law to be filed with the Kanto Local Finance Bureau in connection with any international offering of securities by a Japanese company, such as NRI's private placement. The extraordinary report is available for public inspection at the Kanto Local Finance Bureau and the main office of NRI for a certain period.


8. Securities registration statement dated August 21, 2001 in connection with the initial public offering and sale of the shares and the amendments thereto

The securities registration statement contains information substantially similar to that included in the securities registration statement dated November 19, 2001. The securities registration statement was subsequently withdrawn upon the postponement of the initial public offering.


9. Extraordinary report dated August 21, 2001 in connection with the international offering of the shares and the amendments thereto

The extraordinary report contains information substantially similar to that included in the extraordinary report dated November 19, 2001. The private placement was subsequently postponed along with the initial public offering.

10. Extraordinary report dated December 17, 2001 in connection with a change in major shareholders

An extraordinary report is required under the Securities and Exchange Law to be filed with the Kanto Local Finance Bureau in connection with any change in who are NRI's "major shareholders", which means shareholders holding 10% or more of the outstanding shares of NRI. The extraordinary report is available for public inspection at the Kanto Local Finance Bureau and the main office of NRI for a certain period. The extraordinary report dated December 17, 2000 dealt with the fact that Jafco Co., Ltd. ceased to be a major shareholder of NRI as a result of the initial public offering.

11. Extraordinary report dated March 22, 2002 in connection with changes in representative directors

An extraordinary report is required under the Securities and Exchange Law to be filed with the Kanto Local Finance Bureau in connection with any change in who are the representative directors of NRI. The extraordinary report is available for public inspection at the Kanto Local Finance Bureau and the main office of NRI for a certain period. The extraordinary report dated March 22, 2002 dealt with resignations of five representative directors on March 31, 2002 and appointments of three new representative directors on April 1, 2002.

12. Public notice dated July 3, 2000 setting forth a summary of the financial statements for the fiscal year ended March 31, 2000

A public notice setting forth a summary of a company's balance sheet and statement of income is required under the Commercial Code to be published when such financial statements have been approved at the ordinary general meeting of shareholders.

13. Public notice dated July 3, 2000 in connection with the stock split

A public notice is required under the Commercial Code to be published in connection with any stock split by Japanese corporations, such as NRI's 10-for-1 stock split conducted on August 8, 2000.

14. Public notice dated June 30, 2001 setting forth a summary of the financial statements for the fiscal year ended March 31, 2001

A public notice setting forth a summary of a company's balance sheet and statement of income is required under the Commercial Code to be published when such financial statements have been approved at the ordinary general meeting of shareholders.

15. Public notice dated September 5, 2001 in connection with the issuance and offering of new shares as a part of the initial public offering

    A public notice is required under the Commercial Code to be published in connection with any issuance of new shares by Japanese corporations, such as NRI's issuance of new shares that will be offered in the initial public offering.

16. Public notice dated September 19, 2001 in connection with the postponement of the issuance and offering of new shares

    A public notice is required under the Commercial Code to be published in connection with the postponement of any issuance of new shares by Japanese corporations, such as the postponement of NRI's issuance of new shares.

17. Public notice dated November 29, 2001 in connection with the issuance and offering of new shares as a part of the initial public offering

    A public notice is required under the Commercial Code to be published in connection with any issuance of new shares by Japanese corporations, such as NRI's issuance of new shares that will be offered in the initial public offering.

Exhibit A

(Summary English Translation)



June 15, 2000

TO OUR SHAREHOLDERS:

Nomura Research Institute, Ltd.
2-1, Otemachi 2-chome
Chiyoda-ku, Tokyo
Japan

Shozo Hashimoto
President and CEO

Notice of Convocation of the 35th Ordinary General Meeting of Shareholders

This is to inform you that the Company's 35th Ordinary General Meeting of Shareholders will be held as described below. You are cordially invited to attend the Meeting.

Some Agenda of this meeting require a quorum. If you are unable to attend, after examining the attached reference materials, please indicate your votes by filling out and signing the enclosed proxy form, and return the form to us.

Particulars

(1) Date: 9:00 a.m., Friday, June 30, 2000

(2) Place: Head Office of the Company
2-1, Otemachi 2-chome
Chiyoda-ku, Tokyo
Japan

(3) Purpose of Meeting:

Matters to be reported: Presentation of Balance Sheet as of March 31, 2000, Business Report and Statement of Income for fiscal year 1999 from April 1, 1999 through March 31, 2000.

Matters to be resolved:

Agendum No. 1: Approval of the proposed disposition of profit for fiscal year 1999

Agendum No. 2: Amendment to the Articles of Incorporation of the Company

Agendum No. 3: Election of 14 Directors

Agendum No. 4: Election of 2 Corporate Auditors

Agendum No. 5: Payment of retirement benefits to retired Directors

Agendum No. 6: Payment of retirement benefits to retired Corporate Auditors

(Summary English Translation)

## Business Report

April 1, 1999 through March 31, 2000

# I. Outline of the Operations

## 1. Results of Operations and Matters to Be Dealt with

The general economic conditions in and outside Japan and the results of operations of the Company for the year are mentioned.

Significant trends included:

- Total sales increased by 9.1% to 172,045 million yen.
- Current profit increased by 28.5% to 15,728 million yen.
- Net profit for the current period increased by 634.8% to 3,551 million yen.

## 2. Status by Items

The amounts of sales for the year in the Company's business by category of service and comparisons to the amounts last year are mentioned.

Significant trends included:

- Sales of the System Solution Services increased by 9.3% to 144,159 million yen.
- Sales of the Consulting/Knowledge Services increased by 8.1% to 27,886 million yen.

### 3. Operation Results and Change in Assets (in millions of yen, except for per share data)

| Fiscal Year | 1997 | 1998 | 1999 | 2000 |
|---|---|---|---|---|
| Sales | 134,256 | 132,592 | 157,677 | 172,045 |
| Current Profit | 7,425 | 5,818 | 12,237 | 15,728 |
| Net Profit | 4,003 | 2,763 | 483 | 3,551 |
| Net Profit per Share | 930.93 yen | 642.56 yen | 112.40 yen | 825.91 yen |
| Total Assets | 133,669 | 148,155 | 141,235 | 155,671 |

## II. Outline of the Company (As of March 31, 2000)

### 1. Outline of Business

The Company's objectives set forth in its Articles of Incorporation are mentioned.

### 2. Status of Shares

The numbers of authorized share capital, issued and outstanding shares and shareholders of the Company, and names of major shareholders and numbers of shares held by them are mentioned.

### 3. Principal Offices

The locations of the Company's principal offices are mentioned.

### 4. Status of Employees

The number, average age and average employment term of employees are mentioned.

### 5. Principal Creditors

The names of principal creditors and amounts of accounts payable to such creditors are mentioned.

### 6. Status of Business Combinations

The names and amounts of share capital of and shareholding ratios of the Company in its subsidiaries, and current history of its subsidiaries are mentioned.

### 7. Directors and Corporate Auditors

The names, titles and responsibilities of 26 Directors and 5 Corporate Auditors of the Company are mentioned.

## III. Material Subsequent Events

Not applicable.

## BALANCE SHEET

As of March 31, 2000

| | *(Millions of yen)* |
|---|---|
| **Assets** | |
| Current assets: | |
| Cash and deposits | 27,233 |
| Accounts receivable | 21,818 |
| Accrued income | 7,940 |
| Goods | 308 |
| Goods in process | 39 |
| Prepaid expenses | 216 |
| Deferred tax assets | 1,991 |
| Others | 366 |
| Allowance for doubtful receivables | -103 |
| Total current assets | 59,810 |
| Fixed assets: | |
| Tangible fixed assets: | |
| Buildings | 13,976 |
| Structures | 428 |
| Machinery and equipment | 4,204 |
| Tools, furniture and fixtures | 5,647 |
| Land | 11,275 |
| Total tangible fixed assets | 35,533 |
| Intangible fixed assets: | |
| Software | 6,902 |
| Software temporary accounts | 5,831 |
| Telephone subscription rights | 593 |
| Total intangible fixed assets | 13,327 |
| Investment and others: | |
| Investment securities | 25,108 |
| Shares of subsidiaries | 4,557 |
| Amount invested | 1,039 |
| Long-term debts to employees | 1,428 |
| Long-term guarantee money paid | 6,396 |
| Deferred tax assets | 6,630 |
| Others | 1,845 |
| Allowance for doubtful receivables | -5 |
| Total investment and others | 47,000 |
| Total fixed assets | 95,860 |
| Total Assets | 155,671 |

## BALANCE SHEET

As of March 31, 2000

| | (Millions of yen) |
|---|---|
| **Liabilities** | |
| Current liabilities: | |
| Accounts payable | 19,479 |
| Short-term borrowings | 500 |
| Long-term debt repayable within one year | 4,400 |
| Accrued accounts | 1,704 |
| Accrued expenses | 1,515 |
| Accrued income taxes | 5,209 |
| Accrued consumption taxes | 394 |
| Advance receipts | 2,587 |
| Deposits received from subsidiaries | 3,192 |
| Allowance for employees' bonuses | 4,900 |
| Others | 725 |
| Total current liabilities | 44,608 |
| | |
| Fixed liabilities: | |
| Long-term borrowings | 3,200 |
| Accrued severance and retirement benefits | 9,793 |
| Accrued directors' retirement benefits | 1,086 |
| Liability for approved pensions for past service | 1,796 |
| Allowance for the welfare pension plan | 9,164 |
| Deposits received for guarantees | 4,129 |
| Total fixed liabilities | 29,170 |
| Total Liabilities | 73,778 |
| | |
| **Shareholders' Equity** | |
| Common stock | 10,100 |
| Legal reserve: | |
| Capital reserve | 2,400 |
| Profit reserve | 487 |
| Total legal reserve | 2,887 |
| Surplus: | |
| Reserve for programs | 4,866 |
| Contingent reserve | 52,070 |
| Unappropriated profit for the current period | 11,969 |
| Total surplus | 68,906 |
| Total Shareholders' Equity | 81,893 |
| Total Liabilities and Shareholders' Equity | 155,671 |

## STATEMENT OF INCOME

(Year ended March 31, 2000)

| | *(Millions of yen)* | |
|---|---|---|
| **Recurring Items** | | |
| Operating income and expenses: | | |
| Operating revenues: | | 172,045 |
| Sales | 172,045 | |
| Operating expenses: | | 157,095 |
| Cost of sales | 134,278 | |
| Selling, general and administrative expenses | 22,817 | |
| Operating profit | | 14,949 |
| Non-operating income and expenses: | | |
| Non-operating revenues: | | 995 |
| Interest income | 175 | |
| Securities interest | 209 | |
| Dividend income | 489 | |
| Investment association revenues | 62 | |
| Other non-operating revenues | 57 | |
| Non-operating expenses: | | 216 |
| Interest expenses on liabilities | 175 | |
| Investment association expenses | 9 | |
| Other non-operating expenses | 31 | |
| Current profit | | 15,728 |
| **Extraordinary Items** | | |
| Extraordinary profit: | | 2,372 |
| Profit on disposal of fixed assets | 144 | |
| Profit on sale of investment securities | 1,972 | |
| Profit on sale of shares of subsidiaries | 85 | |
| Profit returned from appraisal of investment securities | 131 | |
| Profit returned to doubtful debt account | 38 | |
| Extraordinary loss: | | 11,918 |
| Loss on disposal of fixed assets | 68 | |
| Loss on retirement of fixed assets | 817 | |
| Loss on sale of investment securities | 686 | |
| Loss on sale of shares of subsidiaries | 8 | |
| Loss on consolidation of associated companies | 404 | |
| Appraisal loss on investment securities | 767 | |
| Money transferred to allowance for the welfare pension plan | 9,164 | |

| | |
|---|---|
| Net profit before tax | 6,183 |
| Income taxes, inhabitants tax and business tax | 7,127 |
| Income taxes, inhabitants tax and business tax of the previous period | 515 |
| Adjustment of income taxes | -5,011 |
| Net profit for the current period | 3,551 |
| Profit brought forward | 107 |
| Unappropriated profit received through merger | 1,175 |
| Adjustment of tax effect of the previous period | 3,610 |
| Liquidation of reserve for programs arising from the application of the tax effect | 3,524 |
| Unappropriated profit for the current period | 11,969 |

## PROPOSED DISPOSITION OF PROFIT

| | *(yen)* |
|---|---|
| Unappropriated profit for the current period | 11,969,487,146 |
| Liquidation of reserve for programs | 455,752,346 |
| Total | 12,425,239,492 |
| | |
| Profit reserve | 38,850,000 |
| Dividend (50 yen per share) | 215,000,000 |
| Directors' bonus | 173,500,000 |
| (Auditors' bonus) | (18,700,000) |
| Reserve for programs | 1,437,936,000 |
| Reserve for special depreciation | 256,254,887 |
| Contingent reserve | 9,000,000,000 |
| Total | 11,121,540,887 |
| Profit carried forward to the next period | 1,303,698,605 |

## Copy of Audit Report of the Accounting Auditors

## AUDIT REPORT

Mr. Shozo Hashimoto
President and CEO
Nomura Research Institute, Ltd.

May 11, 2000

Century Ota Showa & Co.

Sadahiko Yoshimura (Seal)
Certified Public Accountant
Senior Partner

Hideo Kojima (Seal)
Certified Public Accountant
Senior Partner

Toshio Iwabe (Seal)
Certified Public Accountant
Partner

We have audited, pursuant to the provisions of Article 2 of "The Special Law of the Commercial Code Concerning Audit, etc. of Stock Corporations", the balance sheet, statement of income, and business report (limited to the portions relating to accounting), proposed disposition of profit and supplementary statements (limited to the portions relating to accounting) of Nomura Research Institute, Ltd. (the "Company") for the 35th fiscal year from April 1, 1999 to March 31, 2000. The accounting portions of the business report and supplementary statements audited by us are those derived from the Company's accounting books and records.

In the course of such audit, our examination was conducted in accordance with generally accepted auditing standards and all relevant auditing procedures were carried out as are normally required. These auditing procedures include audits of subsidiaries that we deemed necessary to carry out.

As a result of our audit, we are of the opinion that:

(1) The balance sheet and the statement of income of the Company present fairly the financial position and the results of operations of the Company in conformity with the relevant laws and regulations and the Company's Articles of Incorporation.

(2) The business report of the Company (limited to the portions relating to accounting) presents fairly the conditions of the Company in conformity with the relevant laws and regulations and the Company's Articles of Incorporation.

(3) The proposed disposition of profit is presented in compliance with the provisions of the relevant laws and regulations and the Company's Articles of Incorporation.

(4) The supplementary statements (limited to the portions relating to accounting) do not contain any items that should be pointed out in accordance with the provisions of the Commercial Code.

There are no special interest relationships to be mentioned in accordance with the provisions of the Certified Public Accountants Law between the Company and our firm or the engagement partners.

## Copy of Audit Report of the Board of Corporate Auditors

## AUDIT REPORT

We as the Board of Corporate Auditors have prepared this Audit Report after receipt of the reports on the audit methods and results from each Corporate Auditor and consultation concerning the execution of duties of the Directors during the 35th fiscal year from April 1, 1999 to March 31, 2000, and hereby report as follows:

1. Outline of Audit Methods by the Corporate Auditors

Each Corporate Auditor has, pursuant to the auditing policies and the allocation of responsibilities, etc., prescribed by the Board of Corporate Auditors, regularly attended meetings of the Board of Directors and other important meetings, received reports on operations from the Directors and others, inspected important documents including those showing approval of executives, investigated the status of the Company's business and financial position at its head office and principal offices, required reports on operations from subsidiaries when necessary and examined the status of subsidiaries' business and financial position. Each Corporate Auditor has also received reports and explanations from the Accounting Auditors and examined the financial statements and the supplementary statements.

In connection with competing businesses engaged in by the Directors, transactions between the Company and the Directors involving conflicts of interest between the Company and the Directors, grants of benefits without consideration by the Company, transactions of an extraordinary nature between the Company and its subsidiaries or shareholders and the acquisition or disposal, etc. of treasury stock, each Corporate Auditor has, in addition to the aforesaid methods, required reports from the Directors when necessary and further investigated the details of such transactions.

2. Results of Audit

(1) The methods and results of the audit by the Accounting Auditors, Century Ota Showa & Co., are due and proper;

(2) The business report presents fairly the condition of the Company in accordance with Japanese laws and regulations and the Articles of Incorporation of the Company;

(3) There is no matter which we are required to point out in connection with the proposed disposition of profit in light of the financial position and other conditions of the Company;

(4) The supplementary statements set forth fairly the matters required to be set forth therein, and there is no matter which is required to be pointed out by us with respect thereto; and

(5) There has been neither unfair conduct nor any material breach of Japanese laws or regulations or the Articles of Incorporation of the Company in connection with the execution of the duties of the Directors.

Furthermore, there has been no breach of their obligations by the Directors in connection with competing businesses engaged in by the Directors, transactions between the Company and the Directors involving conflicts of interest between the Company and the Directors, grants of benefits without consideration by the Company, transactions of an extraordinary nature between the Company and its subsidiaries or shareholders, or the acquisition or disposal, etc. of treasury stock; and

(6) As a result of the investigation of subsidiaries, there are no matters required to be pointed out by us in connection with the execution of the duties of the Directors.

May 16, 2000

Board of Corporate Auditors
Nomura Research Institute, Ltd.

Osamu Takahashi (Seal)
Full-time Corporate Auditor

Yoshikatsu Aizawa (Seal)
Full-time Corporate Auditor

Shuichi Miyazaki (Seal)
Full-time Corporate Auditor

Masanobu Suzuki (Seal)
Corporate Auditor

Kiichiro Iwasaki (Seal)
Corporate Auditor

## REFERENCE MATERIAL CONCERNING SUBSTITUTIONAL EXERCISE OF VOTING RIGHT

**1. Person soliciting substitutional exercise of voting right**

Nomura Research Institute, Ltd.
Shozo Hashimoto
President and CEO

**2. Total number of shares owned by shareholders who have the right to vote at the general meeting of shareholders**

4,300,000 shares

**3. Agenda and Reference Material**

**Agendum No. 1:** Approval of the proposed disposition of profit for the year 1999

The proposed agendum is set forth in the attachment hereto.

**Agendum No. 2:** Amendment to the Articles of Incorporation of the Company

The reason for the amendments is mentioned.

**Agendum No. 3:** Election of 14 Directors

Names and brief personal histories are mentioned.

**Agendum No. 4:** Election of 2 Statutory Auditors

Names and brief personal histories are mentioned.

**Agendum No. 5:** Payment of retirement benefits to retired Directors

It is proposed that appropriate retirement benefits be paid to 7 retired directors in accordance with the Company's regulations and its customary practices. It is proposed that the details of such

retirement benefits, including the amounts, time and method of payment, be discussed and determined by the Board of Directors.

**Agendum No. 6:** Payment of retirement benefits to retired Corporate Auditors

It is proposed that appropriate retirement benefits be paid to 3 retired corporate auditors in accordance with the Company's regulations and its customary practices. It is proposed that the details of such retirement benefits, including the amounts, time and method of payment, be discussed and determined by the Board of Directors.

Exhibit B

(Summary English Translation)



June 30, 2000

TO OUR SHAREHOLDERS:

Nomura Research Institute, Ltd.
2-1, Otemachi 2-chome
Chiyoda-ku, Tokyo
Japan

Shozo Hashimoto
President and CEO

Notice of Resolutions of the 35th Ordinary General Meeting of Shareholders

This is to inform you that, at the Company's 35th Ordinary General Meeting of Shareholders held today, reports and resolutions were made as described below.

Particulars

Matters reported: Presentation of Balance Sheet as of March 31, 2000, Business Report and Statement of Income for fiscal year 1999 from April 1, 1999 through March 31, 2000.

Reported.

Matters resolved:

Agendum No. 1: Approval of the proposed disposition of profit for fiscal year 1999

Approved as proposed.

Agendum No. 2: Amendment to the Articles of Incorporation of the Company

Approved as proposed.

Agendum No. 3: Election of 14 Directors

Approved as proposed.

Agendum No. 4: Election of 2 Corporate Auditors

Approved as proposed.

| | |
|---|---|
| Agendum No. 5: | Payment of retirement benefits to retired Directors |
| | Approved as proposed. |
| Agendum No. 6: | Payment of retirement benefits to retired Corporate Auditors |
| | Approved as proposed. |

Exhibit C

(Summary English Translation)

June 12, 2001

TO OUR SHAREHOLDERS:

Nomura Research Institute, Ltd.
2-1, Otemachi 2-chome
Chiyoda-ku, Tokyo
Japan

Shozo Hashimoto
President and CEO

## Notice of Convocation of the 36th Ordinary General Meeting of Shareholders

This is to inform you that the Company's 36th Ordinary General Meeting of Shareholders will be held as described below. You are cordially invited to attend the Meeting.

If you are unable to attend, after examining the attached reference materials, please indicate your votes by filling out and signing the enclosed proxy form, and return the form to us.

Particulars

(1) Date: 9:00 a.m., Friday, June 29, 2001

(2) Place: Head Office of the Company
2-1, Otemachi 2-chome
Chiyoda-ku, Tokyo
Japan

(3) Purpose of Meeting:

Matters to be reported: Presentation of Balance Sheet as of March 31, 2001, Business Report and Statement of Income for fiscal year 2000 from April 1, 2000 through March 31, 2001.

Matters to be resolved:

Agendum No. 1: Approval of the proposed disposition of profit for fiscal year 2000

Agendum No. 2: Amendment to the Articles of Incorporation of the Company

Agendum No. 3: Election of 12 Directors

Agendum No. 4: Payment of retirement benefits to retired Directors

## REFERENCE MATERIAL CONCERNING
## SUBSTITUTIONAL EXERCISE OF VOTING RIGHT

**1. Person soliciting substitutional exercise of voting right**

Nomura Research Institute, Ltd.
Shozo Hashimoto
President and CEO

**2. Total number of shares owned by shareholders who have the right to vote at the general meeting of shareholders**

43,000,000 shares

**3. Agenda and Reference Material**

**Agendum No. 1:** Approval of the proposed disposition of profit for the year 2000

The proposed agendum is set forth in the attachment hereto.

**Agendum No. 2:** Amendment to the Articles of Incorporation of the Company

The reason for the amendments is mentioned.

**Agendum No. 3:** Election of 12 Directors

Names and brief personal histories are mentioned.

**Agendum No. 4:** Payment of retirement benefits to retired Directors

It is proposed that appropriate retirement benefits be paid to 3 retired directors in accordance with the Company's regulations and its customary practices. It is proposed that the details of such retirement benefits, including the amounts, time and method of payment, be discussed and determined by the Board of Directors.

Exhibit D

(Summary English Translation)



June 29, 2001

TO OUR SHAREHOLDERS:

Nomura Research Institute, Ltd.
2-1, Otemachi 2-chome
Chiyoda-ku, Tokyo
Japan

Shozo Hashimoto
President and CEO

Notice of Resolutions of the 36th Ordinary General Meeting of Shareholders

This is to inform you that, at the Company's 36th Ordinary General Meeting of Shareholders held today, reports and resolutions were made as described below.

Particulars

Matters reported: Presentation of Balance Sheet as of March 31, 2001, Business Report and Statement of Income for fiscal year 2000 from April 1, 2000 through March 31, 2001.

Reported.

Matters resolved:

Agendum No. 1: Approval of the proposed disposition of profit for fiscal year 2000

Approved as proposed.

Agendum No. 2: Amendment to the Articles of Incorporation of the Company

Approved as proposed.

Agendum No. 3: Election of 12 Directors

Approved as proposed.

Agendum No. 4: Payment of retirement benefits to retired Directors

Approved as proposed.

Exhibit E

(Summary English Translation)

November 19, 2001

To All Concerned Persons

Company Name: Nomura Research Institute, Ltd.
Representative: Shozo Hashimoto, President and CEO
(Code No. 4307)

## Forecast of Business Results for the fiscal period ending on March 31, 2002

Forecast of business results for the fiscal period ending on March 31, 2002 (from April 1, 2001 to March 31, 2002) is as follows:

*Consolidated annual results*

(unit: ¥ million / %)

| | Fiscal year ending on March 31, 2002 (estimated) | | | Fiscal year ending on March 31, 2001 (actual) | |
|---|---|---|---|---|---|
| | | Composition ratio | Percentage compared to previous year | | Composition ratio |
| Sales | 235,000 | 100.0 | 7.8 | 217,984 | 100.0 |
| Ordinary income | 32,000 | 13.6 | 1.4 | 31,550 | 14.5 |
| Net income | 21,500 | 9.1 | -15.3 | 25,381 | 11.6 |
| Net income per share | | ¥477.78 | | ¥590.27 | |

*Annual results*

(unit: ¥ million / %)

| | Fiscal year ending on March 31, 2002 (estimated) | | | Fiscal year ending on March 31, 2001 (actual) | |
|---|---|---|---|---|---|
| | | Composition ratio | Percentage compared to previous year | | Composition ratio |
| Sales | 215,900 | 100.0 | 7.0 | 201,820 | 100.0 |
| Ordinary income | 24,600 | 11.4 | 0.2 | 24,549 | 12.2 |
| Net income | 16,900 | 7.8 | -23.0 | 21,955 | 10.9 |
| Net income per share | | ¥375.56 | | ¥510.58 | |
| Dividend per share | | ¥20.00 | | ¥5.00 | |

*(Note)*

*1.* *Net income per share for the fiscal year ending on March 31, 2001 is calculated using the average number of outstanding shares for the period and net income per share for the fiscal year ending on March 31, 2002 is calculated using the figure of 45,000,000 shares, the estimated number of outstanding shares at the end of the period, including the number of shares to be newly issued.*

*2.* *On August 8, 2000, the Company conducted a 10-for-1 stock split to convert each of its shares, ¥500 par value, into 10 shares, ¥50 par value. Net income per share for the fiscal year ending on March 31, 2001 is calculated assuming that the stock split occurred at the beginning of the year.*

Note:

This document is a press release designed to notify the public about the Company's forecast of its business results for the fiscal year ending on March 31, 2002, and is not intended to solicit an investment in the Company.

When making an investment, investors are advised to do so based on their own judgment upon having read the prospectus, including any amendments thereto, that the Company has prepared.

This press release is not an offer to sell or a solicitation of any offer to buy the securities of the Company in the United States. The securities may not be offered or sold in the United States absent registration under the United States Securities Act of 1933 or an exemption from such registration requirement. The securities will not be sold in a public offering in the United States. If any public offering of securities is made in the United States, it will be by means of a prospectus that may be obtained from the Company or any selling security holder that will contain detailed information about the Company and management, as well as financial statements.

【Inquiries】 Nomura Research Institute, Ltd. Public Relations Department
Izutsu, Tokushige Phone number: 03-5255-1981
Email: kouhou@nri.co.jp

Exhibit F

(Summary English Translation)

November 19, 2001

To All Concerned Persons

2-1, Otemachi 2-chome, Chiyoda-ku, Tokyo
NOMURA RESEARCH INSTITUTE, LTD.
Shozo Hashimoto,
President and CEO
(Code No. 4307)

## Announcement of Resolution of Board of Directors on Issuance of New Shares and Sale of Existing Shares

Nomura Research Institute., Ltd. (the "Company") has resolved at a meeting of its Board of Directors held on November 19, 2001 to issue certain new shares and sell certain existing shares in connection with the listing of its shares on Tokyo Stock Exchange as follows:

1. Issuance of New Shares

| | |
|---|---|
| (1) Kind of the shares to be newly issued | Common stock of the Company (the "Shares") |
| (2) Number of the Shares to be newly issued | 2,000,000 Shares |
| (3) Issue price | To be determined |
| (4) The amount not to be paid into capital | To be determined |
| (5) Offering of the Shares | Public offering to Japanese investors, underwritten by Nomura Securities Co., Ltd.<br>Offer price at which the public offering is made (the "Offer Price") will be determined on December 6, 2001 taking into consideration market demand and other conditions, based on the provisional Offer Price to be proposed in the future. The provisional Offer Price will exceed the Issue Price, set forth in (3) above, which will be determined at a meeting its Board of Directors to be held in the future. However, if the Purchase Price (the amount to be paid by the above-mentioned underwriters to the Company) falls below the Issue Price, the Issuance of new Shares will be cancelled.<br>In addition, if either or both of the Japanese Secondary Offering and the International Secondary Offering are cancelled, the Issuance of new Shares will be cancelled as well. |
| (6) Settlement Bank | Head office of The Toyo Trust and Banking Co., Ltd. |

| | |
|---|---|
| | Nihonbashi Branch of The Daiwa Bank, Limited<br>Head office of Sumitomo Mitsui Banking Corporation<br>Head office of The Nomura Trust and Banking Co., Ltd. |
| (7) Underwriters' commission | No commission will be payable by the Company. The difference between the amount of the Offer Price and the Purchase Price will be distributed among the underwriters. |
| (8) Subscription period | Friday, December 7 to Wednesday, December 12, 2001 |
| (9) Subscription deadline | Thursday, December 13, 2001 |
| (10) Unit of subscription | 100 Shares |
| (11) Payment date | Sunday, December 16, 2001 |
| (12) Dividend | Calculation for the annual dividend starts from October 1, 2001. |

(13) The Issue Price, the uncapitalized portion of the Issue Price and other matters necessary for the issuance of new Shares will be determined by a meeting of the Company's Board of Directors to be held in the future.
(14) The issuance of the new Shares is conditional upon the effectiveness of the filing under the Securities and Exchange Laws of Japan.

2. Secondary Offering of Existing Shares

| | |
|---|---|
| (1) Number of the existing Shares to be sold | 11,600,000 Shares<br>(It is anticipated that 8,000,000 existing Shares will be sold in Japan and 3,600,000 existing Shares will be sold outside Japan. The breakdown of the 11,600,000 existing Shares into the offerings in and outside Japan will be determined on December 6, 2001 taking into consideration market demand and other conditions.) |
| (2) Offer price | To be determined<br>The offer price for the existing Shares is same as the Offer Price for the new Shares. |
| (3) Selling shareholders and number of the Shares to be sold | Nomura Land and Building Co,. Ltd.<br>7,500,000 Shares<br>Kokusai Securities Co., Ltd.<br>2,150,000 Shares<br>Jafco Co., Ltd.<br>600,000 Shares<br>The Daiwa Bank, Limited<br>550,000 Shares<br>Takagi Securities Co., Ltd.<br>500,000 Shares<br>World Nichiei Securities Co., Ltd.<br>200,000 Shares<br>Ichiyoshi Securities Co., Ltd<br>50,000 Shares<br>Ace Securities Co., Ltd.<br>50,000 Shares |
| (4) Offering of the Shares | Existing Shares will be simultaneously offered in and outside Japan. |
| (a) Japanese Secondary Offering | All the Japanese existing Shares will be underwritten by Nomura Securities Co., Ltd., Nikko Salomon Smith Barney Limited, Daiwa Securities SMBC Co., Ltd., Kokusai Securities Co., Ltd., UFJ Capital Markets Securities Co., Ltd., Shinko Securities Co., Ltd., Ichiyoshi Securities Co., Ltd., World Nichiei Securities Co., Ltd., Takagi Securities Co., Ltd., Ace Securities Co., Ltd., Maruhachi Securities Co., Ltd., Aizawa Securities Co., Ltd., Izumi Securities Co., Ltd., Ando Securities Co., Ltd., Kyokuto Securities Co., Ltd., Maruko Daika Securities Co., Ltd., Merrill Lynch Japan Securities Co., Ltd., E*TRADE SECURITIES CO., LTD., Chuo-Securities Co., Ltd., Tokyo-Mitsubishi Securities Co., Ltd., KOBE Securities Co., Ltd., OKASAN SECURITIES CO., LTD., Cosmo Securities Co., Ltd., and Tokai Tokyo Securities Co., Ltd., Securities Co., Ltd.<br><br>Offering period: Friday, December 7 to |

Wednesday, December 12, 2001
Unit of offering: 100 Shares
Delivery date: Monday, December 17, 2001

(b) International Secondary Offering

Offering outside Japan, mainly in Europe (in the United States, offering only to "qualified institutional buyers" in reliance on Rule 144A under the Securities Act of 1933, as amended).
All the international existing Shares will be underwritten, severally but not jointly, by the international managers outside Japan.
Nomura International plc is the bookrunner in the International Secondary Offering.

Unit of offering: 100 Shares
Delivery date: Monday, December 17, 2001

However, if either of the Japanese Secondary Offering or the International Secondary Offering or the Issuance of new Shares is cancelled, it is planned that the Japanese Secondary Offering and the International Secondary Offering will be cancelled as well.
No commission will be payable by the selling shareholders. The difference between the amount of the offer price and the purchase price (the amount to be paid by the above-mentioned underwriters to the selling shareholders) will be distributed among the underwriters.
The purchase price for the existing Shares shall be the same as the purchase price relating to the Issuance of new Shares.

(5) Other matters necessary for the secondary offering of existing Shares will be determined by a meeting of the Company's Board of Directors to be held in the future.
(6) The secondary offering in Japan of the existing Shares is conditional upon the effectiveness of the filing under the Securities and Exchange Law of Japan.

Note:

This document is a press release, and is not intended to solicit an investment in the Company.

When making an investment, investors are advised to do so based on their own judgment upon having read the prospectus, including any amendments thereto, that the Company has prepared.

This press release is not an offer to sell or a solicitation of any offer to buy the securities of the Company in the United States. The securities may not be offered or sold in the United States absent registration under the United States Securities Act of 1933 or an exemption from such registration requirement. The securities will not be sold in a public offering in the United States. If any public offering of securities is made in the United States, it will be by means of a prospectus that may be obtained from the Company or any selling security holder that will contain detailed information about the Company and management, as well as financial statements.

【Inquiries】 Nomura Research Institute, Ltd. Public Relations Department
Izutsu, Tokushige Phone number: 03-5255-1981
Email: kouhou@nri.co.jp

Exhibit G

(Summary English Translation)

November 28, 2001

To All Concerned Persons

2-1, Otemachi 2-chome, Chiyoda-ku, Tokyo
NOMURA RESEARCH INSTITUTE, LTD.
Shozo Hashimoto,
President and CEO
(Code No. 4307)

Announcement of Resolution on Issue Price for New Shares

and Provisional Offer Price for Book-building

Nomura Research Institute, Ltd. (the "Company") has resolved at a meeting of its Board of Directors held on November 28, 2001 to determine the issue price and other terms of the issuance of the Company's new shares as follows, which conditions were not yet determined at the meeting of its Board of Directors held on November 19, 2001:

| | |
|---|---|
| 1. Issue Price | ¥8,500 per Share<br>(Provided that, if the Purchase Price falls below the Issue Price, this issuance of new shares will be cancelled.) |
| 2. Uncapitalized portion of Issue Price | ¥4,250 per Share<br>(In case the Purchase Price is higher than the Issue Price, the difference will not be accounted for in stated capital.) |
| 3. Provisional offer price | ¥10,000～¥11,000 |

Note:

This document is a press release, and is not intended to solicit an investment in the Company.

When making an investment, investors are advised to do so based on their own judgment upon having read the prospectus, including any corrections thereto, that the Company has prepared.

This press release is not an offer to sell or a solicitation of any offer to buy the securities of the Company in the United States. The securities may not be offered or sold in the United States absent registration under the United States Securities Act of 1933 or an exemption from such registration requirement. The securities will not be sold in a public offering in the United States If any public offering of securities is made in the United States, it will be by means of a prospectus that may be obtained from the Company or any selling security holder that will contain detailed information about the Company and management, as well as financial statements.

【Inquiries】 Nomura Research Institute, Ltd. Public Relations Department
Izutsu, Tokushige Phone number: 03-5255-1981
E-mail: kouhou@nri.co.jp

Exhibit H

(Summary English Translation)

November 28, 2001

To All Concerned Persons

2-1, Otemachi 2-chome, Chiyoda-ku, Tokyo
NOMURA RESEARCH INSTITUTE, LTD.
Shozo Hashimoto,
President and CEO
(Code No. 4307)
(Underwriter: Nomura Securities Co., Ltd.)

Announcement of Resolution on Provisional Offer Price Range for Book-building

Nomura Research Institute, Ltd. (the "Company") has decided the provisional offer price range for book-building relating to the public offering of the Company's new shares and existing shares as follows:

1. Provisional Offer Price Range ¥10,000 - ¥11,000

2. Reason for the decision

The NRI Group provides "Total Solutions Services" that encompass identifying customers' problems through consulting services to providing systems development and management services. The NRI Group principally provides its services to companies in the financial services and wholesale and retail industries, as well as local and national government agencies.

Institutional investors with whom we met in connection with deciding on the price range generally had the following thoughts about us:

(1) Our operating results are stable due to such reasons as good relations with clients in the financial services and wholesale and retail industries.

(2) By distinguishing ourselves through providing "Total Solutions Services", which integrate system development and consulting services, we maintain a high profit margin.

In addition to the above, we considered such factors as current market conditions, recent market reactions to initial public offerings and the potential for price fluctuation up to the date of listing in deciding on the provisional offer price range of ¥10,000 - ¥11,000.

Note:

This is a press release, and is not intended to solicit an investment in the Company.

When making an investment, investors are advised to do so based on their own judgment upon having read the prospectus, including any corrections thereto, that the Company has prepared.

This press release is not an offer to sell or a solicitation of any offer to buy the securities of the Company in the United States. The securities may not be offered or sold in the United States absent registration under the United States Securities Act of 1933 or an exemption from such registration requirement. The securities will not be sold in a public offering in the United States If any public offering of securities is made in the United States, it will be by means of a prospectus that may be obtained from the Company or any selling security holder that will contain detailed information about the Company and management, as well as financial statements.

【Inquiries】 Nomura Research Institute, Ltd. Public Relations Department
Izutsu, Tokushige Phone number: 03-5255-1981
E-mail: kouhou@nri.co.jp

Exhibit I



(Summary English Translation)

December 6, 2001

To All Concerned Persons

2-1, Otemachi 2-chome, Chiyoda-ku, Tokyo
NOMURA RESEARCH INSTITUTE, LTD.
Shozo Hashimoto,
President and CEO
(Code No. 4307)
(Underwriter: Nomura Securities Co., Ltd.)

Notice of Determination of Offer Price for Public Primary Offering, Etc.
and Breakdown of Number of Shares to be Sold in the Domestic Secondary and Foreign Secondary Offerings

Notice is hereby given that the offer price for the primary and secondary offerings of the shares of the Company (hereinafter the "Offer Price") as well as the breakdown of the number of shares to be sold in the domestic secondary and foreign secondary offerings have been determined.

1. Offer Price: ¥11,000 per share
2. Breakdown of the number of shares to be sold in the domestic secondary and foreign secondary offerings:
   number of shares to be sold in the domestic secondary offering: 8,000,000 shares
   number of shares to be sold in the foreign secondary offering: 3,600,000 shares
3. Basis for determination of Offer Price and breakdown of numbers of shares to be sold in the domestic secondary and foreign secondary offerings, etc.

With respect to the Offer Price, domestic and foreign book-building focusing on institutional investors was conducted based on the provisional offer price range (¥10,000 - ¥11,000).

With respect to such book-building, we received reports of market demand meeting expectations of 2,000,000 shares for the primary offering, 8,000,000 shares for the secondary offering in Japan, and 3,600,000 shares for the secondary offering in foreign markets (collectively referred to hereinafter as the "Offering Size").

Circumstances of book-building:

(1) The reported total number of shares in demand well exceeded the Offering Size.

(2) The reported total number of shares in demand was high.

(3) A significant proportion of the reported number of shares in demand were at the upper limit of the provisional offer price range.

Based on the aforementioned book-building:

I. Nomura Securities, Nikko Solomon Smith Barney and Daiwa Securities SMBC set the Offer Price at

¥11,000 after discussing matters such as the demand in excess of the Offering Size at that price, the need to increase the number of shareholders at the time of listing, current stock market conditions, market reaction to recent initial public offerings and the potential for price fluctuation up to the date of listing. Also, the underwriting price was set at ¥10,450.

II. The number of shares to be sold in the domestic secondary and foreign secondary offerings was set at 8,000,000 shares and 3,600.000 shares, respectively.

Note:

This is a press release, and is not intended to solicit an investment in the Company.

When making an investment, investors are advised to do so based on their own judgment upon having read the prospectus, including any corrections thereto, that the Company has prepared.

This press release is not an offer to sell or a solicitation of any offer to buy the securities of the Company in the United States. The securities may not be offered or sold in the United States absent registration under the United States Securities Act of 1933 or an exemption from such registration requirement. The securities will not be sold in a public offering in the United States If any public offering of securities is made in the United States, it will be by means of a prospectus that may be obtained from the Company or any selling security holder that will contain detailed information about the Company and management, as well as financial statements.

【Inquiries】 Nomura Research Institute, Ltd. Public Relations Department
Izutsu, Tokushige Phone number: 03-5255-1981
E-mail: kouhou@nri.co.jp

Exhibit J

For Fiscal Year 1999 (35th Fiscal Year)

# ANNUAL BUSINESS REPORT

April 1, 1999 through March 31, 2000

NOMURA RESEARCH INSTITUTE, LTD.

(Summary English Translation)

## Business Report

April 1, 1999 through March 31, 2000

# I. Outline of the Operations

## 1. Results of Operations and Matters to Be Dealt with

The general economic conditions in and outside Japan and the results of operations of the Company for the year are mentioned.

Significant trends included:

- Total sales increased by 9.1% to 172,045 million yen.
- Current profit increased by 28.5% to 15,728 million yen.
- Net profit for the current period increased by 634.8% to 3,551 million yen.

## 2. Status by Items

The amounts of sales for the year in the Company's business by category of service and comparisons to the amounts last year are mentioned.

Significant trends included:

- Sales of the System Solution Services increased by 9.3% to 144,159 million yen.
- Sales of the Consulting/Knowledge Services increased by 8.1% to 27,886 million yen.

### 3. Operation Results and Change in Assets

*(Millions of yen except for per share data)*

| | For fiscal year 1996 (32nd) | For fiscal year 1997 (33rd) | For fiscal year 1998 (34th) | For fiscal year 1999 (35th) |
|---|---|---|---|---|
| Sales | 134,256 | 132,592 | 157,677 | 172,045 |
| Current Profit | 7,425 | 5,818 | 12,237 | 15,728 |
| Net Profit | 4,003 | 2,763 | 483 | 3,551 |
| Net Profit per Share (yen) | 930.93 | 642.56 | 112.40 | 825.91 |
| Net Assets | 133,669 | 148,155 | 141,235 | 155,671 |

## II. Outline of the Company (As of March 31, 2000)

### 1. Outline of Business

The Company's objectives as set forth in its Articles of Incorporation are mentioned.

### 2. Status of Shares

The numbers of authorized share capital, issued and outstanding shares and shareholders of the Company, and names of major shareholders and numbers of shares held by them are mentioned.

### 3. Principal Offices

The locations of the Company's principal offices are mentioned.

### 4. Number of Employees

The number of employees is mentioned.

### 5. Status of Business Combinations

The names and amounts of share capital of and shareholding ratios of the Company in its subsidiaries, and current history of its subsidiaries are mentioned.

## BALANCE SHEET

As of March 31, 2000

| | *(Millions of yen)* |
|---|---|
| **Assets** | |
| Current assets: | |
| Cash and deposits | 27,233 |
| Accounts receivable | 21,818 |
| Accrued income | 7,940 |
| Goods | 308 |
| Goods in process | 39 |
| Prepaid expenses | 216 |
| Deferred tax assets | 1,991 |
| Others | 366 |
| Allowance for doubtful receivables | -103 |
| Total current assets | 59,810 |
| Fixed assets: | |
| Tangible fixed assets: | |
| Buildings | 13,976 |
| Structures | 428 |
| Machinery and equipment | 4,204 |
| Tools, furniture and fixtures | 5,647 |
| Land | 11,275 |
| Total tangible fixed assets | 35,533 |
| Intangible fixed assets: | |
| Software | 6,902 |
| Software temporary accounts | 5,831 |
| Telephone subscription rights | 593 |
| Total intangible fixed assets | 13,327 |
| Investment and others: | |
| Investment securities | 25,108 |
| Shares of subsidiaries | 4,557 |
| Amount invested | 1,039 |
| Long-term debts to employees | 1,428 |
| Long-term guarantee money paid | 6,396 |
| Deferred tax assets | 6,630 |
| Others | 1,845 |
| Allowance for doubtful receivables | -5 |
| Total investment and others | 47,000 |
| Total fixed assets | 95,860 |
| Total Assets | 155,671 |

## BALANCE SHEET

As of March 31, 2000

| | *(Millions of yen)* |
|---|---:|
| **Liabilities** | |
| Current liabilities: | |
| Accounts payable | 19,479 |
| Short-term borrowings | 500 |
| Long-term debt repayable within one year | 4,400 |
| Accrued accounts | 1,704 |
| Accrued expenses | 1,515 |
| Accrued income taxes | 5,209 |
| Accrued consumption taxes | 394 |
| Advance receipts | 2,587 |
| Deposits received from subsidiaries | 3,192 |
| Allowance for employees' bonuses | 4,900 |
| Others | 725 |
| Total current liabilities | 44,608 |
| Fixed liabilities: | |
| Long-term borrowings | 3,200 |
| Accrued severance and retirement benefits | 9,793 |
| Accrued directors' retirement benefits | 1,086 |
| Liability for approved pensions for past service | 1,796 |
| Allowance for the welfare pension plan | 9,164 |
| Deposits received for guarantees | 4,129 |
| Total fixed liabilities | 29,170 |
| Total Liabilities | 73,778 |
| **Shareholders' Equity** | |
| Common stock | 10,100 |
| Legal reserve: | |
| Capital reserve | 2,400 |
| Profit reserve | 487 |
| Total legal reserve | 2,887 |
| Surplus: | |
| Reserve for programs | 4,866 |
| Contingent reserve | 52,070 |
| Unappropriated profit for the current period | 11,969 |
| Total surplus | 68,906 |
| Total Shareholders' Equity | 81,893 |
| Total Liabilities and Shareholders' Equity | 155,671 |

## STATEMENT OF INCOME

(Year ended March 31, 2000)

| | *(Millions of yen)* | |
|---|---|---|
| **Recurring Items** | | |
| Operating income and expenses: | | |
| Operating revenues: | | 172,045 |
| Sales | 172,045 | |
| Operating expenses: | | 157,095 |
| Cost of sales | 134,278 | |
| Selling, general and administrative expenses | 22,817 | |
| Operating profit | | 14,949 |
| Non-operating income and expenses: | | |
| Non-operating revenues: | | 995 |
| Interest income | 175 | |
| Securities interest | 209 | |
| Dividend income | 489 | |
| Investment association revenues | 62 | |
| Other non-operating revenues | 57 | |
| Non-operating expenses: | | 216 |
| Interest expenses on liabilities | 175 | |
| Investment association expenses | 9 | |
| Other non-operating expenses | 31 | |
| Current profit | | 15,728 |
| **Extraordinary Items** | | |
| Extraordinary profit: | | 2,372 |
| Profit on disposal of fixed assets | 144 | |
| Profit on sale of investment securities | 1,972 | |
| Profit on sale of shares of subsidiaries | 85 | |
| Profit returned from appraisal of investment securities | 131 | |
| Profit returned to doubtful debt account | 38 | |
| Extraordinary loss: | | 11,918 |
| Loss on disposal of fixed assets | 68 | |
| Loss on retirement of fixed assets | 817 | |
| Loss on sale of investment securities | 686 | |
| Loss on sale of shares of subsidiaries | 8 | |
| Loss on consolidation of associated companies | 404 | |
| Appraisal loss on investment securities | 767 | |
| Money transferred to allowance for the welfare pension plan | 9,164 | |

| | |
|---|---|
| Net profit before tax | 6,183 |
| Income taxes, inhabitants tax and business tax | 7,127 |
| Income taxes, inhabitants tax and business tax of the previous period | 515 |
| Adjustment of income taxes | -5,011 |
| Net profit for the current period | 3,551 |
| Profit brought forward | 107 |
| Unappropriated profit received through merger | 1,175 |
| Adjustment of tax effect of the previous period | 3,610 |
| Liquidation of reserve for programs arising from the application of the tax effect | 3,524 |
| Unappropriated profit for the current period | 11,969 |

**DISPOSITION OF PROFIT**

| | *(yen)* |
|---|---|
| Unappropriated profit for the current period | 11,969,487,146 |
| Liquidation of reserve for programs | 455,752,346 |
| Total | 12,425,239,492 |
| | |
| Profit reserve | 38,850,000 |
| Dividend (50 yen per share) | 215,000,000 |
| Directors' bonus | 173,500,000 |
| (Auditors' bonus) | (18,700,000) |
| Reserve for programs | 1,437,936,000 |
| Reserve for special depreciation | 256,254,887 |
| Contingent reserve | 9,000,000,000 |
| Total | 11,121,540,887 |
| Profit carried forward to the next period | 1,303,698,605 |

## DIRECTORS AND CORPORATE AUDITORS

Names of 26 Directors and 5 Corporate Auditors are mentioned.

## MEMORANDUM FOR SHAREHOLDERS

The fiscal year end, timing of the ordinary general meeting of shareholders, record date for shareholder dividends, name and address of the transfer agent and name of newspaper in which public notices are published are mentioned.

Exhibit K

For Fiscal Year 2000 (36th Fiscal Year)

# ANNUAL BUSINESS REPORT

April 1, 2000 through March 31, 2001

NOMURA RESEARCH INSTITUTE, LTD.

(Summary English Translation)

## TO OUR SHAREHOLDERS

The greetings of Shozo Hashimoto, President and CEO of the Company, are included.

## FINANCIAL HIGHLIGHTS (Consolidated)

Financial data described in the section immediately after this section are shown in the form of graphs.

## OUTLINE OF BUSINESS OPERATIONS (Consolidated)

*(100 Millions of yen except for per share data)*

| | For fiscal year 1996 | For fiscal year 1997 | For fiscal year 1998 | For fiscal year 1999 | For fiscal year 2000 |
|---|---|---|---|---|---|
| Sales | 1,674 | 1,577 | 1,750 | 1,836 | 2,179 |
| Operating Revenues | 103 | 94 | 165 | 193 | 278 |
| Current Profit | 108 | 102 | 186 | 207 | 315 |
| Net Profit | 57 | 48 | 81 | 51 | 253 |
| Total Assets | 1,417 | 1,464 | 1,521 | 1,682 | 2,891 |
| Net Assets (shareholders' equity) | 641 | 675 | 811 | 918 | 1,651 |
| EPS (Net Profit per Share) (yen) | 133 | 111 | 189 | 119 | 590 |

## OUTLINE OF OPERATIONS (Consolidated)

### Outline of Results of Operation

The general economic conditions in and outside Japan and the results of operations of the Company for the year are mentioned.

Significant trends included:

- Total sales increased by 18.7% to 217,984 million yen.
- Operating profit increased by 44.2% to 27,842 million yen.

- Current profit increased by 51.8% to 31,550 million yen.
- Net profit for the current period increased by 394.7% to 25,381 million yen.

**Results of Operation by Business Segments**

System Solution

Sales of the System Solution Services increased by 19.4% to 185,351 million yen.

Consulting/Knowledge

Sales of the Consulting/Knowledge Services increased by 14.8% to 32,633 million yen.

**Consolidated Sales by Business Segments**

The amounts of sales for the year in the Company's business by category of service and comparisons to the amounts last year are mentioned.

**RECENT TOPICS**

Several recent product developments are highlighted, including:

- an Internet-based securities dealing system;
- a bill collection service for Internet shopping;
- a network security service; and
- a patent information service.

## CONSOLIDATED FINANCIAL STATEMENTS

### Consolidated Balance Sheet

| | *(Millions of yen)* | |
|---|---|---|
| | Previous Period (As of March 31, 2000) | Current Period (As of March 31, 2001) |
| **Assets** | | |
| Current assets: | | |
| Cash and deposits | 34,392 | 64,131 |
| Accounts receivable | 32,239 | 34,172 |
| Securities | - | 20,001 |
| Others | 3,814 | 5,080 |
| Total current assets | 70,446 | 123,385 |
| Fixed assets: | | |
| Tangible fixed assets: | | |
| Buildings and structures | 14,555 | 12,518 |
| Machinery and equipment | 6,007 | 5,846 |
| Tools, furniture and fixtures | 6,941 | 5,559 |
| Land | 11,275 | 8,089 |
| Total tangible fixed assets | 38,780 | 32,013 |
| Intangible fixed assets: | | |
| Software | 7,727 | 12,288 |
| Software temporary accounts | 5,700 | 4,015 |
| Others | 645 | 668 |
| Total intangible fixed assets | 14,073 | 16,972 |
| Investment and others: | | |
| Investment securities | 25,312 | 103,885 |
| Long-term guarantee money paid | 6,435 | 6,862 |
| Others | 12,257 | 5,984 |
| Total investment and others | 44,005 | 116,733 |
| Total fixed assets | 96,858 | 165,719 |
| Equity adjustment from foreign currency translation: | 969 | - |
| Total Assets | 168,274 | 289,104 |

| | | |
|---|---|---|
| **Liabilities** | | |
| Current liabilities: | | |
| Accounts payable | 18,099 | 22,024 |
| Short-term borrowings | 4,900 | 2,708 |
| Accrued income taxes | 6,482 | 17,159 |
| Others | 15,353 | 15,983 |
| Total current liabilities | 44,834 | 57,874 |
| Fixed liabilities: | | |
| Long-term borrowings | 3,200 | 3,526 |
| Accrued severance and retirement benefits | 12,556 | 19,731 |
| Allowance for the welfare pension plan | 10,574 | 11,548 |
| Others | 5,270 | 31,252 |
| Total fixed liabilities | 31,601 | 66,058 |
| Total Liabilities | 76,436 | 123,932 |
| **Shareholders' Equity** | | |
| Common stock | 10,100 | 10,100 |
| Capital reserve | 2,400 | 2,400 |
| Consolidated surplus | 79,337 | 104,289 |
| Variance of the estimate of other securities | - | 48,517 |
| Equity adjustment from foreign currency translation | - | -136 |
| Total Shareholders' Equity | 91,837 | 165,171 |
| Total Liabilities and Shareholders' Equity | 168,274 | 289,104 |

## Consolidated Statement of Income

| | (Millions of yen) | |
|---|---|---|
| | Previous Period (From April 1, 1999 to March 31, 2000) | Current Period (From April 1, 2000 to March 31, 2001) |
| **Sales** | 183,616 | 217,984 |
| Cost of sales | 138,395 | 160,643 |
| Gross profit | 45,221 | 57,340 |
| Selling, general and administrative expenses | 25,906 | 29,497 |
| **Operating revenues** | 19,315 | 27,842 |
| Non-operating revenues: | 1,755 | 4,007 |
| Interest income and dividends | 1,215 | 1,522 |
| Investment association revenues | 328 | 1,951 |
| Others | 211 | 534 |
| Non-operating expenses: | 289 | 300 |
| Interest expenses | 168 | 139 |
| Investment association expenses | 9 | 105 |
| Others | 111 | 55 |
| **Current profit** | 20,781 | 31,550 |
| Extraordinary profit: | 2,225 | 26,601 |
| Profit on disposal of fixed assets | 144 | 77 |
| Profit on sale of investment securities | 1,915 | 26,497 |
| Others | 165 | 26 |
| Extraordinary loss: | 13,416 | 14,521 |
| Loss on disposal of fixed assets | 901 | 5,534 |
| Loss on sale of investment securities | 556 | 797 |
| Expenses on retirement benefits | - | 6,466 |
| Money transferred to accrued employee's pension fund | 10,574 | 973 |
| Others | 1,385 | 750 |
| Net profit before tax, etc. | 9,590 | 43,629 |
| Income taxes, etc. | 4,459 | 18,247 |
| **Net profit for the current period** | 5,130 | 25,381 |

## Consolidated Statement of Cash Flows

| | (Millions of yen) | |
|---|---|---|
| | Previous Period (From April 1, 1999 to March 31, 2000) | Current Period (From April 1, 2000 to March 31, 2001) |
| (Cash flow from operating activities) | | |
| Net profit before tax, etc. | 9,590 | 43,629 |
| Depreciation | 13,005 | 13,659 |
| Others | 9,995 | -13,769 |
| Total | 32,591 | 43,520 |
| Interest and dividend income | 1,605 | 4,562 |
| Interest expenses | -147 | -147 |
| Income taxes paid | -6,817 | -11,452 |
| **Cash flow from operating activities** | 27,231 | 36,481 |
| (Cash flow from investing activities) | | |
| Payments for fixed deposits | - | -9 |
| Payments for purchases of fixed assets | -10,146 | -6,823 |
| Proceeds from sales of fixed assets | 423 | 2,022 |
| Payments for purchases of intangible assets | -8,384 | -10,668 |
| Proceeds from sales of intangible assets | - | 667 |
| Payments for purchases of investment securities | -1,139 | -274 |
| Proceeds from sales of investment securities | 8,698 | 30,245 |
| Others | 50 | -614 |
| **Cash flow from investing activities** | -10,498 | 14,545 |
| (Cash flow from financing activities) | | |
| Net decrease in short-term borrowings | -2,393 | -400 |
| Proceeds from long-term borrowings | - | 4,168 |
| Payments of long-term borrowings | -3,470 | -5,634 |
| Payments of dividends | -215 | -215 |
| **Cash flow from financing activities** | -6,078 | -2,081 |
| **Effect of exchange rate changes on cash and cash equivalents** | -964 | 784 |
| **Net increase in cash and cash equivalents** | 9,690 | 49,731 |
| **Cash and cash equivalents at beginning of the year** | 24,702 | 34,392 |
| **Cash and cash equivalents at end of the year** | 34,392 | 84,123 |

## FINANCIAL STATEMENTS

### Balance Sheet

| | (Millions of yen) | |
|---|---|---|
| | Previous Period (As of March 31, 2000) | Current Period (As of March 31, 2001) |
| **Assets** | | |
| Current assets: | | |
| Cash and deposits | 27,233 | 55,300 |
| Accounts receivable | 29,758 | 31,714 |
| Securities | - | 20,001 |
| Others | 2,818 | 4,658 |
| Total current assets | 59,810 | 111,674 |
| Fixed assets: | | |
| Tangible fixed assets: | | |
| Buildings and structures | 14,405 | 10,807 |
| Machinery and equipment | 4,204 | 3,858 |
| Tools, furniture and fixtures | 5,647 | 4,288 |
| Land | 11,275 | 5,406 |
| Total tangible fixed assets | 35,533 | 24,361 |
| Intangible fixed assets: | | |
| Software | 6,902 | 11,841 |
| Software temporary accounts | 5,831 | 3,776 |
| Others | 593 | 532 |
| Total intangible fixed assets | 13,327 | 16,150 |
| Investment and others: | | |
| Investment securities | 17,682 | 94,895 |
| Shares of related companies | 11,982 | 13,946 |
| Long-term guarantee money paid | 6,396 | 7,997 |
| Others | 10,938 | 3,916 |
| Total investment and others | 47,000 | 120,755 |
| Total fixed assets | 95,860 | 161,268 |
| Total Assets | 155,671 | 272,942 |

| | | |
|---|---:|---:|
| **Liabilities** | | |
| Current liabilities: | | |
| Accounts payable | 19,479 | 22,130 |
| Short-term borrowings | 4,900 | 2,500 |
| Accrued income taxes | 5,209 | 15,442 |
| Others | 15,019 | 20,534 |
| Total current liabilities | 44,608 | 60,608 |
| Fixed liabilities: | | |
| Long-term borrowings | 3,200 | 800 |
| Accrued severance and retirement benefits | 11,589 | 17,682 |
| Allowance for the welfare pension plan | 9,164 | 10,108 |
| Others | 5,215 | 31,767 |
| Total fixed liabilities | 29,170 | 60,357 |
| Total Liabilities | 73,778 | 120,965 |
| **Shareholders' Equity** | | |
| Common stock | 10,100 | 10,100 |
| Capital reserve | 2,400 | 2,400 |
| Profit reserve | 487 | 525 |
| Other surplus | 68,906 | 90,433 |
| Variance of the estimate of other securities | - | 48,517 |
| Total Shareholders' Equity | 81,893 | 151,977 |
| Total Liabilities and Shareholders' Equity | 155,671 | 272,942 |

**Statement of Income**

| | *(Millions of yen)* | |
|---|---|---|
| | Previous Period (From April 1, 1999 to March 31, 2000) | Current Period (From April 1, 2000 to March 31, 2001) |
| Sales | 172,045 | 201,820 |
| Cost of sales | 134,278 | 154,003 |
| Gross profit | 37,767 | 47,816 |
| Selling, general and administrative expenses | 22,817 | 25,915 |
| Operating revenues | 14,949 | 21,900 |
| Non-operating revenues | 995 | 2,899 |
| Non-operating expenses | 216 | 251 |
| Current profit | 15,728 | 24,549 |
| Extraordinary profit | 2,372 | 26,740 |
| Extraordinary loss | 11,918 | 13,367 |
| Net profit before tax | 6,183 | 37,922 |
| Income taxes, etc. | 2,631 | 15,966 |
| Net profit for the current period | 3,551 | 21,955 |
| Profit brought forward | 107 | 1,303 |
| Unappropriated profit received through merger | 1,175 | - |
| Adjustment of tax effect of the previous period | 3,610 | - |
| Liquidation of reserve for programs arising from the application of the tax effect | 3,524 | - |
| Unappropriated profit for the current period | 11,969 | 23,258 |

## Disposition of Profit

| | *(yen)* |
|---|---|
| Unappropriated profit for the current period | 23,258,835,161 |
| **Liquidation of voluntary reserve:** | 615,546,225 |
| Liquidation of reserve for programs | 578,938,384 |
| Liquidation of reserve for contingent reserve | 36,607,841 |
| Total | 23,874,381,386 |
| | |
| **Disposition of profit:** | |
| Profit reserve | 44,975,000 |
| Dividend | 215,000,000 |
| Directors' bonus | 234,750,000 |
| (Auditors' bonus) | (24,000,000) |
| Free reserve fund: | |
| Reserve for programs | 1,919,764,620 |
| Reserve for special depreciation | 230,328,242 |
| Contingent reserve | 20,000,000,000 |
| Profit carried forward to the next period | 1,229,563,524 |

# COMPANY DATA

## Outline of the Company

The name, address, brief history, amount of capital, name of representative, number of employees and brief description of each category of service of NRI are mentioned.

## Status of Shares

The number of authorized share capital, number of outstanding shares and number of shareholders are mentioned.

## Major Shareholders

The names of top ten shareholders are mentioned.

## Status of Employees

The numbers of employees by title or qualification thereof are mentioned.

## Consolidated Subsidiaries

The names of the consolidated subsidiaries are mentioned.

## Memorandum for Shareholders

The fiscal year end, timing of the ordinary general meeting of shareholders, record date for shareholder dividends, name and address of the transfer agent, number of shares constituting a unit, and name of newspaper in which public notices are published are mentioned.

## Directors and Corporate Auditors

The names of 23 Directors and 4 Corporate Auditors are mentioned.

ANNEX A

LIST OF DOCUMENTS PUBLISHED,
FILED OR DISTRIBUTED SINCE
APRIL 1, 2000

A. ENGLISH LANGUAGE DOCUMENTS

None.

B. JAPANESE LANGUAGE DOCUMENTS

1. Annual Securities Report dated June 30, 2000 for the fiscal year ended March 31, 2000 (A brief description in English is set forth in Annex B)

2. Extraordinary Report dated October 11, 2000 in connection with the sale of assets (A brief description in English is set forth in Annex B)

3. Extraordinary Report dated November 17, 2000 in connection with the sale of assets (A brief description in English is set forth in Annex B)

4. Semi-Annual Securities Report dated December 20, 2000 for the six-month period ended September 30, 2000 (A brief description in English is set forth in Annex B)

5. Annual Securities Report dated June 29, 2001 for the fiscal year ended March 31, 2001 (A brief description in English is set forth in Annex B)

6. Securities Registration Statement dated November 19, 2001 in connection with the public offering and sale of the shares and the amendments thereto (A brief description in English is set forth in Annex B)

7. Extraordinary Report dated November 19, 2001 in connection with the private placement of the shares and the amendments thereto (A brief description in English is set forth in Annex B)

8. Securities Registration Statement dated August 21, 2001 in connection with the public offering and sale of the shares and the amendments thereto (A brief description in English is set forth in Annex B)

9. Extraordinary Report dated August 21, 2001 in connection with the private placement of the shares and the amendments thereto (A brief description in English is set forth in Annex B)

10. Notice of an Ordinary General Meeting of Shareholders dated June 15, 2000 (together with Annual Business Report) (summary English translation attached as Exhibit A)

11. Notice of Resolutions of an Ordinary General Meeting of Shareholders dated June 30, 2000 (summary English translation attached as Exhibit B)

12. Notice of an Ordinary General Meeting of Shareholders dated June 12, 2001 (together with Annual Business Report) (summary English translation attached as Exhibit C)

13. Notice of Resolutions of an Ordinary General Meeting of Shareholders dated June 29, 2001 (summary English translation attached as Exhibit D)

14. Press release dated November 19, 2001 (summary English translation attached as Exhibit E)

15. Press release dated November 19, 2001 (summary English translation attached as Exhibit F)

16. Press release dated November 28, 2001 (summary English translation attached as Exhibit G)

17. Press release dated November 28, 2001 (summary English translation attached as Exhibit H)

18. Press release dated December 6, 2001 (summary English translation attached as Exhibit I)

19. Annual business report to shareholders for the fiscal year ended March 31, 2000 (summary English translation attached as Exhibit J)

20. Annual business report to shareholders for the fiscal year ended March 31, 2001 (summary English translation attached as Exhibit K)

21. Statutory public notice dated July 3, 2000 setting forth a summary of the financial statements for the fiscal year ended March 31, 2000 (A brief description in English is set forth in Annex B)

22. Statutory public notice dated July 3, 2000 in connection with the stock split (A brief description in English is set forth in Annex B)

23. Statutory public notice dated June 30, 2001 setting forth a summary of the financial statements for the fiscal year ended March 31, 2001 (A brief description in English is set forth in Annex B)

24. Statutory public notice dated September 5, 2001 in connection with the issuance and offering of new shares (A brief description in English is set forth in Annex B)

25. Statutory public notice dated September 19, 2001 in connection with the postponement of the issuance and offering of new shares (A brief description in English is set forth in Annex B)

26. Statutory public notice dated November 29, 2001 in connection with the issuance and offering of new shares (A brief description in English is set forth in Annex B)

ANNEX B

# BRIEF DESCRIPTIONS OF JAPANESE LANGUAGE DOCUMENTS LISTED IN ANNEX A

1. Annual securities report dated June 30, 2000 for the fiscal year ended March 31, 2000

   An annual securities report is required to be filed under the Securities and Exchange Law within three months after the end of each fiscal year and sets forth, among other things, the results of operations during such fiscal year. The annual securities report is available for public inspection at the Kanto Local Finance Bureau and the main office of NRI for a certain period.

2. Extraordinary report dated October 11, 2000 in connection with the sale of assets

   An extraordinary report is required under the Securities and Exchange Law to be filed with the Kanto Local Finance Bureau in connection with any sale or other disposal of NRI's assets which would materially affect its financial or operational position. The extraordinary report is available for public inspection at the Kanto Local Finance Bureau and the main office of NRI for a certain period. The extraordinary report dated October 11, 2000, dealt with NRI's sale of 19,955,708 shares of Kokusai Securities Co., Ltd., which sale was the principal factor in NRI recording a ¥25,347 million gain on investment securities in the fiscal year ended March 31, 2001.

3. Extraordinary report dated November 17, 2000 in connection with the sale of assets

   An extraordinary report is required under the Securities and Exchange Law to be filed with the Kanto Local Finance Bureau in connection with any sale or other disposal of NRI's assets which would materially affect its financial or operational position. The extraordinary report is available for public inspection at the Kanto Local Finance Bureau and the main office of NRI for a certain period. The extraordinary report dated November 17, 2000, dealt with NRI's sale of five employee dormitories to a wholly owned subsidiary. Under Japanese GAAP, NRI recorded a loss on the transaction that accounted for most of the ¥5,456 million in loss on property and equipment that NRI recorded in the fiscal year ended March 31, 2001.

4. Semi-annual securities report dated December 20, 2000 for the six-month period ended September 30, 2000

   A semi-annual securities report is required to be filed under the Securities and Exchange Law within three months after the end of the first half of each fiscal year and sets forth, among other things, the results of operations during such six-

month period. The semi-annual securities report is available for public inspection at the Kanto Local Finance Bureau and the main office of NRI for a certain period.

5. Annual securities report dated June 29, 2001 for the fiscal year ended March 31, 2001

   An annual securities report is required to be filed under the Securities and Exchange Law within three months after the end of each fiscal year and sets forth, among other things, the results of operations during such fiscal year. The annual securities report is available for public inspection at the Kanto Local Finance Bureau and the main office of NRI for a certain period.

6. Securities registration statement dated November 19, 2001 in connection with the initial public offering and sale of the shares and the amendments thereto

   A securities registration statement is required to be filed under the Securities and Exchange Law when a company distributes through a public offering in Japan any new or existing securities the aggregate offering price of which is ¥100 million or more. The securities registration statement in connection with NRI's initial public offering was filed with the Director of the Kanto Local Finance Bureau and is available for public inspection at the Kanto Local Finance Bureau and the main office of NRI for a certain period.

   The securities registration statement contains information concerning the terms and conditions of the public offering, information pertaining to NRI's business, financial position and financial statements for each of the two years ended March 31, 2001 and the six months ended September 30, 2001, as well as a five-year financial summary of NRI.

7. Extraordinary report dated November 19, 2001 in connection with the international offering of the shares and the amendments thereto

   An extraordinary report is required under the Securities and Exchange Law to be filed with the Kanto Local Finance Bureau in connection with any international offering of securities by a Japanese company, such as NRI's private placement. The extraordinary report is available for public inspection at the Kanto Local Finance Bureau and the main office of NRI for a certain period.

8. Securities registration statement dated August 21, 2001 in connection with the initial public offering and sale of the shares and the amendments thereto

   The securities registration statement contains information substantially similar to that included in the securities registration statement dated November 19, 2001. The securities registration statement was subsequently withdrawn upon the postponement of the initial public offering.

9. Extraordinary report dated August 21, 2001 in connection with the international offering of the shares and the amendments thereto

   The extraordinary report contains information substantially similar to that included in the extraordinary report dated November 19, 2001. The private placement was subsequently postponed along with the initial public offering.

10. Public notice dated July 3, 2000 setting forth a summary of the financial statements for the fiscal year ended March 31, 2000

    A public notice setting forth a summary of a company's balance sheet and statement of income is required under the Commercial Code to be published when such financial statements have been approved at the ordinary general meeting of shareholders.

11. Public notice dated July 3, 2000 in connection with the stock split

    A public notice is required under the Commercial Code to be published in connection with any stock split by Japanese corporations, such as NRI's 10-for-1 stock split conducted on August 8, 2000.

12. Public notice dated June 30, 2001 setting forth a summary of the financial statements for the fiscal year ended March 31, 2001

    A public notice setting forth a summary of a company's balance sheet and statement of income is required under the Commercial Code to be published when such financial statements have been approved at the ordinary general meeting of shareholders.

13. Public notice dated September 5, 2001 in connection with the issuance and offering of new shares as a part of the initial public offering

    A public notice is required under the Commercial Code to be published in connection with any issuance of new shares by Japanese corporations, such as NRI's issuance of new shares that will be offered in the initial public offering.

14. Public notice dated September 19, 2001 in connection with the postponement of the issuance and offering of new shares

    A public notice is required under the Commercial Code to be published in connection with the postponement of any issuance of new shares by Japanese corporations, such as the postponement of NRI's issuance of new shares.

15. Public notice dated November 29, 2001 in connection with the issuance and offering of new shares as a part of the initial public offering

    A public notice is required under the Commercial Code to be published in connection with any issuance of new shares by Japanese corporations, such as NRI's issuance of new shares that will be offered in the initial public offering.

Exhibit A

(Summary English Translation)



June 15, 2000

TO OUR SHAREHOLDERS:

Nomura Research Institute, Ltd.
2-1, Otemachi 2-chome
Chiyoda-ku, Tokyo
Japan

Shozo Hashimoto
President and CEO

Notice of Convocation of the 35th Ordinary General Meeting of Shareholders

This is to inform you that the Company's 35th Ordinary General Meeting of Shareholders will be held as described below. You are cordially invited to attend the Meeting.

Some Agenda of this meeting require a quorum. If you are unable to attend, after examining the attached reference materials, please indicate your votes by filling out and signing the enclosed proxy form, and return the form to us.

Particulars

(1) Date: 9:00 a.m., Friday, June 30, 2000

(2) Place: Head Office of the Company
2-1, Otemachi 2-chome
Chiyoda-ku, Tokyo
Japan

(3) Purpose of Meeting:

Matters to be reported: Presentation of Balance Sheet as of March 31, 2000, Business Report and Statement of Income for fiscal

year 1999 from April 1, 1999 through March 31, 2000.

Matters to be resolved:

| | |
|---|---|
| Agendum No. 1: | Approval of the proposed disposition of profit for fiscal year 1999 |
| Agendum No. 2: | Amendment to the Articles of Incorporation of the Company |
| Agendum No. 3: | Election of 14 Directors |
| Agendum No. 4: | Election of 2 Corporate Auditors |
| Agendum No. 5: | Payment of retirement benefits to retired Directors |
| Agendum No. 6: | Payment of retirement benefits to retired Corporate Auditors |

(Summary English Translation)



# Business Report

April 1, 1999 through March 31, 2000

# BALANCE SHEET
As of March 31, 2000

| | *(Millions of yen)* |
|---|---|
| **Assets** | |
| Current assets: | |
| Cash and deposits | 27,233 |
| Accounts receivable | 21,818 |
| Accrued income | 7,940 |
| Goods | 308 |
| Goods in process | 39 |
| Prepaid expenses | 216 |
| Deferred tax assets | 1,991 |
| Others | 366 |
| Allowance for doubtful receivables | -103 |
| Total current assets | 59,810 |
| Fixed assets: | |
| Tangible fixed assets: | |
| Buildings | 13,976 |
| Structures | 428 |
| Machinery and equipment | 4,204 |
| Tools, furniture and fixtures | 5,647 |
| Land | 11,275 |
| Total tangible fixed assets | 35,533 |
| Intangible fixed assets: | |
| Software | 6,902 |
| Software temporary accounts | 5,831 |
| Telephone subscription rights | 593 |
| Total intangible fixed assets | 13,327 |
| Investment and others: | |
| Investment securities | 25,108 |
| Shares of subsidiaries | 4,557 |
| Amount invested | 1,039 |
| Long-term debts to employees | 1,428 |
| Long-term guarantee money paid | 6,396 |
| Deferred tax assets | 6,630 |
| Others | 1,845 |
| Allowance for doubtful receivables | -5 |
| Total investment and others | 47,000 |
| Total fixed assets | 95,860 |
| Total Assets | 155,671 |

## BALANCE SHEET
As of March 31, 2000

| | *(Millions of yen)* |
|---|---|
| **Liabilities** | |
| Current liabilities: | |
| Accounts payable | 19,479 |
| Short-term borrowings | 500 |
| Long-term debt repayable within one year | 4,400 |
| Accrued accounts | 1,704 |
| Accrued expenses | 1,515 |
| Accrued income taxes | 5,209 |
| Accrued consumption taxes | 394 |
| Advance receipts | 2,587 |
| Deposits received from subsidiaries | 3,192 |
| Allowance for employees' bonuses | 4,900 |
| Others | 725 |
| Total current liabilities | 44,608 |
| Fixed liabilities: | |
| Long-term borrowings | 3,200 |
| Accrued severance and retirement benefits | 9,793 |
| Accrued directors' retirement benefits | 1,086 |
| Liability for approved pensions for past service | 1,796 |
| Allowance for the welfare pension plan | 9,164 |
| Deposits received for guarantees | 4,129 |
| Total fixed liabilities | 29,170 |
| Total Liabilities | 73,778 |
| **Shareholders' Equity** | |
| Common stock | 10,100 |
| Legal reserve: | |
| Capital reserve | 2,400 |
| Profit reserve | 487 |
| Total legal reserve | 2,887 |
| Surplus: | |
| Reserve for programs | 4,866 |
| Contingent reserve | 52,070 |
| Unappropriated profit for the current period | 11,969 |
| (Net profit for the period) | -3,551 |
| Total surplus | 68,906 |
| Total Shareholders' Equity | 81,893 |
| Total Liabilities and Shareholders' Equity | 155,671 |

## STATEMENT OF INCOME

(Year ended March 31, 2000)

| | *(Millions of yen)* | |
|---|---|---|
| **Recurring Items** | | |
| Operating income and expenses: | | |
| Operating revenues: | | 172,045 |
| Sales | 172,045 | |
| Operating expenses: | | 157,095 |
| Cost of sales | 134,278 | |
| Selling, general and administrative expenses | 22,817 | |
| Operating profit | | 14,949 |
| Non-operating income and expenses: | | |
| Non-operating revenues: | | 995 |
| Interest income | 175 | |
| Securities interest | 209 | |
| Dividend income | 489 | |
| Investment association revenues | 62 | |
| Other non-operating revenues | 57 | |
| Non-operating expenses: | | 216 |
| Interest expenses on liabilities | 175 | |
| Investment association expenses | 9 | |
| Other non-operating expenses | 31 | |
| Current profit | | 15,728 |
| **Extraordinary Items** | | |
| Extraordinary profit: | | 2,372 |
| Profit on disposal of fixed assets | 144 | |
| Profit on sale of investment securities | 1,972 | |
| Profit on sale of shares of subsidiaries | 85 | |
| Profit returned from appraisal of investment securities | 131 | |
| Profit returned to doubtful debt account | 38 | |
| Extraordinary loss: | | 11,918 |
| Loss on disposal of fixed assets | 68 | |
| Loss on retirement of fixed assets | 817 | |
| Loss on sale of investment securities | 686 | |
| Loss on sale of shares of subsidiaries | 8 | |
| Loss on consolidation of associated companies | 404 | |
| Appraisal loss on investment securities | 767 | |
| Money transferred to allowance for the welfare pension plan | 9,164 | |

| | |
|---|---|
| Net profit before tax | 6,183 |
| Income taxes, inhabitants tax and business tax | 7,127 |
| Income taxes, inhabitants tax and business tax of the previous period | 515 |
| Adjustment of income taxes | -5,011 |
| Net profit for the current period | 3,551 |
| Loss brought forward | 107 |
| Unappropriated profit received through merger | 1,175 |
| Adjustment of tax effect of the previous period | 3,610 |
| Liquidation of reserve for programs arising from the application of the tax effect | 3,524 |
| Unappropriated profit for the current period | 11,969 |

## PROPOSED DISPOSITION OF PROFIT

| | *(yen)* |
|---|---|
| Unappropriated profit for the current period | 11,969,487,146 |
| Liquidation of reserve for programs | 455,752,346 |
| Total | 12,425,239,492 |
| | |
| Profit reserve | 38,850,000 |
| Dividend (50 yen per share) | 215,000,000 |
| Directors' bonus | 173,500,000 |
| (Auditors' bonus) | (18,700,000) |
| Reserve for programs | 1,437,936,000 |
| Reserve for special depreciation | 256,254,887 |
| Contingent reserve | 9,000,000,000 |
| Total | 11,121,540,887 |
| Profit carried forward to the next period | 1,303,698,605 |

**Copy of Audit Report of the Accounting Auditors**

## AUDIT REPORT

Mr. Shozo Hashimoto
President and CEO
Nomura Research Institute, Ltd.

May 11, 2000

Century Ota Showa & Co.

Sadahiko Yoshimura (Seal)
Certified Public Accountant
Senior Partner

Hideo Kojima (Seal)
Certified Public Accountant
Senior Partner

Toshio Iwabe (Seal)
Certified Public Accountant
Partner

We have audited, pursuant to the provisions of Article 2 of "The Special Law of the Commercial Code Concerning Audit, etc. of Stock Corporations", the balance sheet, statement of income, and business report (limited to the portions relating to accounting), proposed disposition of profit and supplementary statements (limited to the portions relating to accounting) of Nomura Research Institute, Ltd. (the "Company") for the 35th fiscal year from April 1, 1999 to March 31, 2000. The accounting portions of the business report and supplementary statements audited by us are those derived from the Company's accounting books and records.

In the course of such audit, our examination was conducted in accordance with generally accepted auditing standards and all relevant auditing procedures were carried out as are normally required. These auditing procedures include audits of subsidiaries that we deemed necessary to carry out.

As a result of our audit, we are of the opinion that:

(1) The balance sheet and the statement of income of the Company present fairly the financial position and the results of operations of the Company in conformity with the relevant laws and regulations and the Company's Articles of Incorporation.

(2) The business report of the Company (limited to the portions relating to accounting) presents fairly the conditions of the Company in conformity with the relevant laws and regulations and the Company's Articles of Incorporation.

(3) The proposed disposition of profit is presented in compliance with the provisions of the relevant laws and regulations and the Company's Articles of Incorporation.

(4) The supplementary statements (limited to the portions relating to accounting) do not contain any items that should be pointed out in accordance with the provisions of the Commercial Code.

There are no special interest relationships to be mentioned in accordance with the provisions of the Certified Public Accountants Law between the Company and our firm or the engagement partners.

**Copy of Audit Report of the Board of Corporate Auditors**

**AUDIT REPORT**

We as the Board of Corporate Auditors have prepared this Audit Report after receipt of the reports on the audit methods and results from each Corporate Auditor and consultation concerning the execution of duties of the Directors during the 35th fiscal year from April 1, 1999 to March 31, 2000, and hereby report as follows:

1. Outline of Audit Methods by the Corporate Auditors

   Each Corporate Auditor has, pursuant to the auditing policies and the allocation of responsibilities, etc., prescribed by the Board of Corporate Auditors, regularly attended meetings of the Board of Directors and other important meetings, received reports on operations from the Directors and others, inspected important documents including those showing approval of executives, investigated the status of the Company's business and financial position at its head office and principal offices, required reports on operations from subsidiaries when necessary and examined the status of subsidiaries' business and financial position. Each Corporate Auditor has also received reports and explanations from the Accounting Auditors and examined the financial statements and the supplementary statements.

   In connection with competing businesses engaged in by the Directors, transactions between the Company and the Directors involving conflicts of interest between the Company and the Directors, grants of benefits without consideration by the Company, transactions of an extraordinary nature between the Company and its subsidiaries or shareholders and the acquisition or disposal, etc. of treasury stock, each Corporate Auditor has, in addition to the aforesaid methods, required reports from the Directors when necessary and further investigated the details of such transactions.

2. Results of Audit

(1) The methods and results of the audit by the Accounting Auditors, Century Ota Showa & Co., are due and proper;

(2) The business report presents fairly the condition of the Company in accordance with Japanese laws and regulations and the Articles of Incorporation of the Company;

(3) There is no matter which we are required to point out in connection with the proposed disposition of profit in light of the financial position and other conditions of the Company;

(4) The supplementary statements set forth fairly the matters required to be set forth therein, and there is no matter which is required to be pointed out by us with respect thereto; and

(5) There has been neither unfair conduct nor any material breach of Japanese laws or regulations or the Articles of Incorporation of the Company in connection with the execution of the duties of the Directors.

Furthermore, there has been no breach of their obligations by the Directors in connection with competing businesses engaged in by the Directors, transactions between the Company and the Directors involving conflicts of interest between the Company and the Directors, grants of benefits without consideration by the Company, transactions of an extraordinary nature between the Company and its subsidiaries or shareholders, or the acquisition or disposal, etc. of treasury stock; and

(6) As a result of the investigation of subsidiaries, there are no matters required to be pointed out by us in connection with the execution of the duties of the Directors.

May 16, 2000

Board of Corporate Auditors
Nomura Research Institute, Ltd.

Osamu Takahashi (Seal)
Full-time Corporate Auditor

Yoshikatsu Aizawa (Seal)
Full-time Corporate Auditor

Shuichi Miyazaki (Seal)
Full-time Corporate Auditor

Masanobu Suzuki (Seal)
Corporate Auditor

Kiichiro Iwasaki (Seal)
Corporate Auditor

## REFERENCE MATERIAL CONCERNING SUBSTITUTIONAL EXERCISE OF VOTING RIGHT

1. **Person soliciting substitutional exercise of voting right**

Nomura Research Institute, Ltd.
Shozo Hashimoto
President and CEO

2. **Total number of shares owned by shareholders who have the right to vote at the general meeting of shareholders**

4,300,000 shares

3. **Agenda and Reference Material**

**Agendum No. 1:** Approval of the proposed disposition of profit for the year 1999

The proposed agendum is set forth in the attachment hereto.

**Agendum No. 2:** Amendment to the Articles of Incorporation of the Company

The reason for the amendments is mentioned.

**Agendum No. 3:** Election of 14 Directors

Names and brief personal histories are mentioned.

**Agendum No. 4:** Election of 2 Statutory Auditors

Names and brief personal histories are mentioned.

**Agendum No. 5:** Payment of retirement benefits to retired Directors

It is proposed that appropriate retirement benefits be paid to 7 retired directors in accordance with the Company's regulations and its customary practices. It is proposed that the details of such retirement benefits, including the amounts,

time and method of payment, be discussed and determined by the Board of Directors.

**Agendum No. 6:** Payment of retirement benefits to retired Corporate Auditors

It is proposed that appropriate retirement benefits be paid to 3 retired corporate auditors in accordance with the Company's regulations and its customary practices. It is proposed that the details of such retirement benefits, including the amounts, time and method of payment, be discussed and determined by the Board of Directors.

Exhibit B

(Summary English Translation)



June 30, 2000

TO OUR SHAREHOLDERS:

Nomura Research Institute, Ltd.
2-1, Otemachi 2-chome
Chiyoda-ku, Tokyo
Japan

Shozo Hashimoto
President and CEO

Notice of Resolutions of the 35th Ordinary General Meeting of Shareholders

This is to inform you that, at the Company's 35th Ordinary General Meeting of Shareholders held today, reports and resolutions were made as described below.

Particulars

Matters reported: Presentation of Balance Sheet as of March 31, 2000, Business Report and Statement of Income for fiscal year 1999 from April 1, 1999 through March 31, 2000.

Reported.

Matters resolved:

Agendum No. 1: Approval of the proposed disposition of profit for fiscal year 1999

Approved as proposed.

Agendum No. 2: Amendment to the Articles of Incorporation of the Company

Approved as proposed.

Agendum No. 3: Election of 14 Directors

Approved as proposed.

Agendum No. 4: Election of 2 Corporate Auditors

Approved as proposed.

| | |
|---|---|
| Agendum No. 5: | Payment of retirement benefits to retired Directors |
| | Approved as proposed. |
| Agendum No. 6: | Payment of retirement benefits to retired Corporate Auditors |
| | Approved as proposed. |

Exhibit C

(Summary English Translation)

June 12, 2001

TO OUR SHAREHOLDERS:

Nomura Research Institute, Ltd.
2-1, Otemachi 2-chome
Chiyoda-ku, Tokyo
Japan

Shozo Hashimoto
President and CEO

Notice of Convocation of the 36th Ordinary General Meeting of Shareholders

This is to inform you that the Company's 36th Ordinary General Meeting of Shareholders will be held as described below. You are cordially invited to attend the Meeting.

If you are unable to attend, after examining the attached reference materials, please indicate your votes by filling out and signing the enclosed proxy form, and return the form to us.

Particulars

(1) Date: 9:00 a.m., Friday, June 29, 2001

(2) Place: Head Office of the Company
2-1, Otemachi 2-chome
Chiyoda-ku, Tokyo
Japan

(3) Purpose of Meeting:

Matters to be reported: Presentation of Balance Sheet as of March 31, 2001, Business Report and Statement of Income for fiscal

year 2000 from April 1, 2000 through March 31, 2001.

Matters to be resolved:

| | |
|---|---|
| Agendum No. 1: | Approval of the proposed disposition of profit for fiscal year 2000 |
| Agendum No. 2: | Amendment to the Articles of Incorporation of the Company |
| Agendum No. 3: | Election of 12 Directors |
| Agendum No. 4: | Payment of retirement benefits to retired Directors |

(Summary English Translation)

## Business Report

April 1, 2000 through March 31, 2001

## BALANCE SHEET

As of March 31, 2001

| | *(Millions of yen)* |
|---|---:|
| **Assets** | |
| Current assets: | |
| Cash and deposits | 55,300 |
| Accounts receivable | 25,863 |
| Accrued income | 5,851 |
| Securities | 20,001 |
| Goods | 247 |
| Goods in process | 16 |
| Prepaid expenses | 494 |
| Deferred tax assets | 2,890 |
| Others | 1,097 |
| Allowance for doubtful receivables | -87 |
| Total current assets | 111,674 |
| Fixed assets: | |
| Tangible fixed assets: | |
| Buildings | 10,443 |
| Structures | 364 |
| Machinery and equipment | 3,858 |
| Tools, furniture and fixtures | 4,288 |
| Land | 5,406 |
| Total tangible fixed assets | 24,361 |
| Intangible fixed assets: | |
| Software | 11,841 |
| Software temporary accounts | 3,776 |
| Telephone subscription rights | 532 |
| Total intangible fixed assets | 16,150 |
| Investment and others: | |
| Investment securities | 103,384 |
| Shares of subsidiaries | 5,457 |
| Amount invested | 1,953 |
| Long-term debts to employees | 860 |
| Long-term guarantee money paid | 7,997 |
| Others | 1,104 |
| Allowance for doubtful receivables | -2 |
| Total investment and others | 120,755 |
| Total fixed assets | 161,268 |
| Total Assets | 272,942 |

**BALANCE SHEET**
As of March 31, 2001

| | *(Millions of yen)* |
|---|---|
| **Liabilities** | |
| Current liabilities: | |
| Accounts payable | 22,130 |
| Short-term borrowings | 100 |
| Long-term debt repayable within one year | 2,400 |
| Accrued accounts | 1,673 |
| Accrued expenses | 2,171 |
| Accrued income taxes | 15,442 |
| Accrued consumption taxes | 1,353 |
| Advance receipts | 1,950 |
| Deposits received from subsidiaries | 7,142 |
| Allowance for employees' bonuses | 5,800 |
| Others | 443 |
| Total current liabilities | 60,608 |
| Fixed liabilities: | |
| Long-term borrowings | 800 |
| Deferred tax liabilities | 26,182 |
| Accrued severance and retirement benefits | 17,682 |
| Accrued directors' retirement benefits | 887 |
| Allowance for the welfare pension plan | 10,108 |
| Deposits received for guarantees | 4,697 |
| Total fixed liabilities | 60,357 |
| Total Liabilities | 120,965 |
| **Shareholders' Equity** | |
| Common stock | 10,100 |
| Legal reserve: | |
| Capital reserve | 2,400 |
| Profit reserve | 525 |
| Total legal reserve | 2,925 |
| Surplus: | |
| Reserve for programs | 5,848 |
| Reserve for special depreciation | 256 |
| Contingent reserve | 61,070 |
| Unappropriated profit for the current period | 23,258 |
| (Net profit for the period) | -21,955 |
| Total surplus | 90,433 |
| Variance of the estimate | 48,517 |
| Total Shareholders' Equity | 151,977 |
| Total Liabilities and Shareholders' Equity | 272,942 |

## STATEMENT OF INCOME

(Year ended March 31, 2001)

| | | *(Millions of yen)* |
|---|---|---|
| **Recurring Items** | | |
| Operating income and expenses: | | |
| Operating revenues: | | 201,820 |
| Sales | 201,820 | |
| Operating expenses: | | 179,919 |
| Cost of sales | 154,003 | |
| Selling, general and administrative expenses | 25,915 | |
| Operating profit | | 21,900 |
| Non-operating income and expenses: | | |
| Non-operating revenues: | | 2,899 |
| Interest income | 224 | |
| Securities interest | 221 | |
| Dividend income | 652 | |
| Investment association revenues | 1,737 | |
| Other non-operating revenues | 63 | |
| Non-operating expenses: | | 251 |
| Interest expenses on liabilities | 117 | |
| Investment association expenses | 105 | |
| Other non-operating expenses | 28 | |
| Current profit | | 24,549 |
| **Extraordinary Items** | | |
| Extraordinary profit: | | 26,740 |
| Profit on disposal of fixed assets | 130 | |
| Profit on sale of investment securities | 26,544 | |
| Retirement benefit accounting transfer difference | 46 | |
| Profit returned to doubtful debt account | 18 | |
| Extraordinary loss: | | 13,367 |
| Loss on disposal of fixed assets | 4,590 | |
| Loss on retirement of fixed assets | 896 | |
| Loss on sale of investment securities | 797 | |
| Appraisal loss on investment securities | 257 | |
| Appraisal loss on golf club membership | 468 | |
| Actuarial loss | 5,413 | |
| Money transferred to allowance for the welfare pension plan | 943 | |
| Net profit before tax | | 37,922 |
| Income taxes, inhabitants tax and business tax | | 19,186 |
| Adjustment of income taxes | | -3,219 |
| Net profit for the current period | | 21,955 |
| Loss carried forward | | 1,303 |

| Unappropriated profit for the current period | 23,258 |
|---|---|

## PROPOSED DISPOSITION OF PROFIT

| | *(yen)* |
|---|---|
| Unappropriated profit for the current period | 23,258,835,161 |
| Liquidation of voluntary reserve: | |
| Liquidation of reserve for programs | 578,938,384 |
| Liquidation of reserve for special depreciation | 36,607,841 |
| Total | 23,874,381,386 |
| | |
| Profit reserve | 44,975,000 |
| Dividend (5 yen per share) | 215,000,000 |
| Directors' bonus | 234,750,000 |
| (Auditors' bonus) | (24,000,000) |
| Reserve for programs | 1,919,764,620 |
| Reserve for special depreciation | 230,328,242 |
| Contingent reserve | 20,000,000,000 |
| Total | 22,644,817,862 |
| Profit carried forward to the next period | 1,229,563,524 |

**Copy of Audit Report of the Accounting Auditors**

**AUDIT REPORT**

Mr. Shozo Hashimoto
President and CEO
Nomura Research Institute, Ltd.

May 10, 2001

Century Ota Showa & Co.

Sadahiko Yoshimura (Seal)
Certified Public Accountant
Senior Partner

Hideo Kojima (Seal)
Certified Public Accountant
Senior Partner

Toshio Iwabe (Seal)
Certified Public Accountant
Partner

We have audited, pursuant to the provisions of Article 2 of "The Special Law of the Commercial Code Concerning Audit, etc. of Stock Corporations", the balance sheet, statement of income, and business report (limited to the portions relating to accounting), proposed disposition of profit and supplementary statements (limited to the portions relating to accounting) of Nomura Research Institute, Ltd. (the "Company") for the 36th fiscal year from April 1, 2000 to March 31, 2001. The accounting portions of the business report and supplementary statements audited by us are those derived from the Company's accounting books and records.

In the course of such audit, our examination was conducted in accordance with generally accepted auditing standards and all relevant auditing procedures were carried out as are normally required. These auditing procedures include audits of subsidiaries that we deemed necessary to carry out.

As a result of our audit, we are of the opinion that:

(1) The balance sheet and the statement of income of the Company present fairly the financial position and the results of operations of the Company in conformity with the relevant laws and regulations and the Company's Articles of Incorporation.

(2) The business report of the Company (limited to the portions relating to accounting) presents fairly the conditions of the Company in conformity with the relevant laws and regulations and the Company's Articles of Incorporation.

(3) The proposed disposition of profit is presented in compliance with the provisions of the relevant laws and regulations and the Company's Articles of Incorporation.

(4) The supplementary statements (limited to the portions relating to accounting) do not contain any items that should be pointed out in accordance with the provisions of the Commercial Code.

There are no special interest relationships to be mentioned in accordance with the provisions of the Certified Public Accountants Law between the Company and our firm or the engagement partners.

**Copy of Audit Report of the Board of Corporate Auditors**

## AUDIT REPORT

We as the Board of Corporate Auditors have prepared this Audit Report after receipt of the reports on the audit methods and results from each Corporate Auditor and consultation concerning the execution of duties of the Directors during the 36th fiscal year from April 1, 2000 to March 31, 2001, and hereby report as follows:

1. Outline of Audit Methods by the Corporate Auditors

   Each Corporate Auditor has, pursuant to the auditing policies and the allocation of responsibilities, etc., prescribed by the Board of Corporate Auditors, regularly attended meetings of the Board of Directors and other important meetings, received reports on operations from the Directors and others, inspected important documents including those showing approval of executives, investigated the status of the Company's business and financial position at its head office and principal offices, required reports on operations from subsidiaries when necessary and examined the status of subsidiaries' business and financial position. Each Corporate Auditor has also received reports and explanations from the Accounting Auditors and examined the financial statements and the supplementary statements.

   In connection with competing businesses engaged in by the Directors, transactions between the Company and the Directors involving conflicts of interest between the Company and the Directors, grants of benefits without consideration by the Company, transactions of an extraordinary nature between the Company and its subsidiaries or shareholders and the acquisition or disposal, etc. of treasury stock, each Corporate Auditor has, in addition to the aforesaid methods, required reports from the Directors when necessary and further investigated the details of such transactions.

2. Results of Audit

(1) The methods and results of the audit by the Accounting Auditors, Century Ota Showa & Co., are due and proper;

(2) The business report presents fairly the condition of the Company in accordance with Japanese laws and regulations and the Articles of Incorporation of the Company;

(3) There is no matter which we are required to point out in connection with the proposed disposition of profit in light of the financial position and other conditions of the Company;

(4) The supplementary statements set forth fairly the matters required to be set forth therein, and there is no matter which is required to be pointed out by us with respect thereto; and

(5) There has been neither unfair conduct nor any material breach of Japanese laws or regulations or the Articles of Incorporation of the Company in connection with the execution of the duties of the Directors, including those concerning subsidiaries.

Furthermore, there has been no breach of their obligations by the Directors in connection with competing businesses engaged in by the Directors, transactions between the Company and the Directors involving conflicts of interest between the Company and the Directors, grants of benefits without consideration by the Company, transactions of an extraordinary nature between the Company and its subsidiaries or shareholders, or the acquisition or disposal, etc. of treasury stock.

May 16, 2001

Board of Corporate Auditors
Nomura Research Institute, Ltd.

Osamu Takahashi (Seal)
Full-time Corporate Auditor

Hajime Fukushima (Seal)
Full-time Corporate Auditor

Yoshikatsu Aizawa (Seal)
Full-time Corporate Auditor

Ken Tamura (Seal)
Full-time Corporate Auditor

## REFERENCE MATERIAL CONCERNING SUBSTITUTIONAL EXERCISE OF VOTING RIGHT

1. **Person soliciting substitutional exercise of voting right**

Nomura Research Institute, Ltd.
Shozo Hashimoto
President and CEO

2. **Total number of shares owned by shareholders who have the right to vote at the general meeting of shareholders**

43,000,000 shares

3. **Agenda and Reference Material**

**Agendum No. 1:** Approval of the proposed disposition of profit for the year 2000

The proposed agendum is set forth in the attachment hereto.

**Agendum No. 2:** Amendment to the Articles of Incorporation of the Company

The reason for the amendments is mentioned.

**Agendum No. 3:** Election of 12 Directors

Names and brief personal histories are mentioned.

**Agendum No. 4:** Payment of retirement benefits to retired Directors

It is proposed that appropriate retirement benefits be paid to 3 retired directors in accordance with the Company's regulations and its customary practices. It is proposed that the details of such retirement benefits, including the amounts, time and method of payment, be discussed and determined by the Board of Directors.

Exhibit D

(Summary English Translation)

June 29, 2001

TO OUR SHAREHOLDERS:

Nomura Research Institute, Ltd.
2-1, Otemachi 2-chome
Chiyoda-ku, Tokyo
Japan

Shozo Hashimoto
President and CEO

Notice of Resolutions of the 36th Ordinary General Meeting of Shareholders

This is to inform you that, at the Company's 36th Ordinary General Meeting of Shareholders held today, reports and resolutions were made as described below.

Particulars

Matters reported: Presentation of Balance Sheet as of March 31, 2001, Business Report and Statement of Income for fiscal year 2000 from April 1, 2000 through March 31, 2001.

Reported.

Matters resolved:

Agendum No. 1: Approval of the proposed disposition of profit for fiscal year 2000

Approved as proposed.

Agendum No. 2: Amendment to the Articles of Incorporation of the Company

Approved as proposed.

Agendum No. 3: Election of 12 Directors

Approved as proposed.

Agendum No. 4: Payment of retirement benefits to retired Directors

Approved as proposed.

Exhibit E

(Summary English Translation)

November 19, 2001

To All Concerned Persons

Company Name: Nomura Research Institute, Ltd.
Representative: Shozo Hashimoto, President and CEO
(Code No. 4307)

## Forecast of Business Results for the fiscal period ending on March 31, 2002

Forecast of business results for the fiscal period ending on March 31, 2002 (from April 1, 2001 to March 31, 2002) is as follows:

*Consolidated annual results*

(unit: ¥ million / %)

| | Fiscal year ending on March 31, 2002 (estimated) | | | Fiscal year ending on March 31, 2001 (actual) | |
|---|---|---|---|---|---|
| | | Composition ratio | Percentage compared to previous year | | Composition ratio |
| Sales | 235,000 | 100.0 | 7.8 | 217,984 | 100.0 |
| Ordinary income | 32,000 | 13.6 | 1.4 | 31,550 | 14.5 |
| Net income | 21,500 | 9.1 | -15.3 | 25,381 | 11.6 |
| Net income per share | ¥477.78 | | | ¥590.27 | |

*Annual results*

(unit: ¥ million / %)

| | Fiscal year ending on March 31, 2002 (estimated) | | | Fiscal year ending on March 31, 2001 (actual) | |
|---|---|---|---|---|---|
| | | Composition ratio | Percentage compared to previous year | | Composition ratio |
| Sales | 215,900 | 100.0 | 7.0 | 201,820 | 100.0 |
| Ordinary income | 24,600 | 11.4 | 0.2 | 24,549 | 12.2 |
| Net income | 16,900 | 7.8 | -23.0 | 21,955 | 10.9 |
| Net income per share | ¥375.56 | | | ¥510.58 | |
| Dividend per share | ¥20.00 | | | ¥5.00 | |

*(Note)*

1. *Net income per share for the fiscal year ending on March 31, 2001 is calculated using the average number of outstanding shares for the period and net income per share for the fiscal year ending on March 31, 2002 is calculated using the figure of 45,000,000 shares, the estimated number of outstanding shares at the end of the period, including the number of shares to be newly issued.*

2. *On August 8, 2000, the Company conducted a 10-for-1 stock split to convert each of its shares, ¥500 par value, into 10 shares, ¥50 par value. Net income per share for the fiscal year ending on March 31, 2001 is calculated assuming that the stock split occurred at the beginning of the year.*

Note:

This document is a press release designed to notify the public about the Company's forecast of its business results for the fiscal year ending on March 31, 2002, and is not intended to solicit an investment in the Company.

When making an investment, investors are advised to do so based on their own judgment upon having read the prospectus, including any amendments thereto, that the Company has prepared.

This press release is not an offer to sell or a solicitation of any offer to buy the securities of the Company in the United States. The securities may not be offered or sold in the United States absent registration under the United States Securities Act of 1933 or an exemption from such registration requirement. The securities will not be sold in a public offering in the United States. If any public offering of securities is made in the United States, it will be by means of a prospectus that may be obtained from the Company or any selling security holder that will contain detailed information about the Company and management, as well as financial statements.

【Inquiries】 Nomura Research Institute, Ltd. Public Relations Department
Izutsu, Tokushige Phone number: 03-5255-1981
Email: kouhou@nri.co.jp

*Exhibit F*

(Summary English Translation)

November 19, 2001

To All Concerned Persons

2-1, Otemachi 2-chome, Chiyoda-ku, Tokyo
NOMURA RESEARCH INSTITUTE, LTD.
Shozo Hashimoto,
President and CEO
(Code No. 4307)

Announcement of Resolution of Board of Directors
on Issuance of New Shares and Sale of Existing Shares

Nomura Research Institute., Ltd. (the "Company") has resolved at a meeting of its Board of Directors held on November 19, 2001 to issue certain new shares and sell certain existing shares in connection with the listing of its shares on Tokyo Stock Exchange as follows:

1. Issuance of New Shares

| | |
|---|---|
| (1) Kind of the shares to be newly issued | Common stock of the Company (the "Shares") |
| (2) Number of the Shares to be newly issued | 2,000,000 Shares |
| (3) Issue price | To be determined |
| (4) The amount not to be paid into capital | To be determined |
| (5) Offering of the Shares | Public offering to Japanese investors, underwritten by Nomura Securities Co., Ltd.<br>Offer price at which the public offering is made (the "Offer Price") will be determined on December 6, 2001 taking into consideration market demand and other conditions, based on the provisional Offer Price to be proposed in the future. The provisional Offer Price will exceed the Issue Price, set forth in (3) above, which will be determined at a meeting its Board of Directors to be held in the future. However, if the Purchase Price (the amount to be paid by the above-mentioned underwriters to the Company) falls below the Issue Price, the Issuance of new Shares will be cancelled.<br>In addition, if either or both of the Japanese Secondary Offering and the International Secondary Offering are cancelled, the Issuance of new Shares will be cancelled as well. |
| (6) Settlement Bank | Head office of The Toyo Trust and Banking Co., Ltd. |

| | |
|---|---|
| | Nihonbashi Branch of The Daiwa Bank, Limited<br>Head office of Sumitomo Mitsui Banking Corporation<br>Head office of The Nomura Trust and Banking Co., Ltd. |
| (7) Underwriters' commission | No commission will be payable by the Company. The difference between the amount of the Offer Price and the Purchase Price will be distributed among the underwriters. |
| (8) Subscription period | Friday, December 7 to Wednesday, December 12, 2001 |
| (9) Subscription deadline | Thursday, December 13, 2001 |
| (10) Unit of subscription | 100 Shares |
| (11) Payment date | Sunday, December 16, 2001 |
| (12) Dividend | Calculation for the annual dividend starts from October 1, 2001. |

(13) The Issue Price, the uncapitalized portion of the Issue Price and other matters necessary for the issuance of new Shares will be determined by a meeting of the Company's Board of Directors to be held in the future.

(14) The issuance of the new Shares is conditional upon the effectiveness of the filing under the Securities and Exchange Laws of Japan.

2. Secondary Offering of Existing Shares

| | |
|---|---|
| (1) Number of the existing Shares to be sold | 11,600,000 Shares<br>(It is anticipated that 8,000,000 existing Shares will be sold in Japan and 3,600,000 existing Shares will be sold outside Japan. The breakdown of the 11,600,000 existing Shares into the offerings in and outside Japan will be determined on December 6, 2001 taking into consideration market demand and other conditions.) |
| (2) Offer price | To be determined<br>The offer price for the existing Shares is same as the Offer Price for the new Shares. |
| (3) Selling shareholders and number of the Shares to be sold | Nomura Land and Building Co,. Ltd. 7,500,000 Shares<br>Kokusai Securities Co., Ltd. 2,150,000 Shares<br>Jafco Co., Ltd. 600,000 Shares<br>The Daiwa Bank, Limited 550,000 Shares<br>Takagi Securities Co., Ltd. 500,000 Shares<br>World Nichiei Securities Co., Ltd. 200,000 Shares<br>Ichiyoshi Securities Co., Ltd 50,000 Shares<br>Ace Securities Co., Ltd. 50,000 Shares |
| (4) Offering of the Shares | Existing Shares will be simultaneously offered in and outside Japan. |
| (a) Japanese Secondary Offering | All the Japanese existing Shares will be underwritten by Nomura Securities Co., Ltd., Nikko Salomon Smith Barney Limited, Daiwa Securities SMBC Co., Ltd., Kokusai Securities Co., Ltd., UFJ Capital Markets Securities Co., Ltd., Shinko Securities Co., Ltd., Ichiyoshi Securities Co., Ltd., World Nichiei Securities Co., Ltd., Takagi Securities Co., Ltd., Ace Securities Co., Ltd., Maruhachi Securities Co., Ltd., Aizawa Securities Co., Ltd., Izumi Securities Co., Ltd., Ando Securities Co., Ltd., Kyokuto Securities Co., Ltd., Maruko Daika Securities Co., Ltd., Merrill Lynch Japan Securities Co., Ltd., E*TRADE SECURITIES CO., LTD., Chuo-Securities Co., Ltd., Tokyo-Mitsubishi Securities Co., Ltd., KOBE Securities Co., Ltd., OKASAN SECURITIES CO., LTD., Cosmo Securities Co., Ltd., and Tokai Tokyo Securities Co., Ltd., Securities Co., Ltd.<br><br>Offering period: Friday, December 7 to |

Wednesday, December 12, 2001
Unit of offering: 100 Shares
Delivery date: Monday, December 17, 2001

(b) International Secondary Offering

Offering outside Japan, mainly in Europe (in the United States, offering only to "qualified institutional buyers" in reliance on Rule 144A under the Securities Act of 1933, as amended).
All the international existing Shares will be underwritten, severally but not jointly, by the international managers outside Japan.
Nomura International plc is the bookrunner in the International Secondary Offering.

Unit of offering: 100 Shares
Delivery date: Monday, December 17, 2001

However, if either of the Japanese Secondary Offering or the International Secondary Offering or the Issuance of new Shares is cancelled, it is planned that the Japanese Secondary Offering and the International Secondary Offering will be cancelled as well.
No commission will be payable by the selling shareholders. The difference between the amount of the offer price and the purchase price (the amount to be paid by the above-mentioned underwriters to the selling shareholders) will be distributed among the underwriters.
The purchase price for the existing Shares shall be the same as the purchase price relating to the Issuance of new Shares.

(5) Other matters necessary for the secondary offering of existing Shares will be determined by a meeting of the Company's Board of Directors to be held in the future.
(6) The secondary offering in Japan of the existing Shares is conditional upon the effectiveness of the filing under the Securities and Exchange Law of Japan.

Note:

This document is a press release, and is not intended to solicit an investment in the Company.

When making an investment, investors are advised to do so based on their own judgment upon having read the prospectus, including any amendments thereto, that the Company has prepared.

This press release is not an offer to sell or a solicitation of any offer to buy the securities of the Company in the United States. The securities may not be offered or sold in the United States absent registration under the United States Securities Act of 1933 or an exemption from such registration requirement. The securities will not be sold in a public offering in the United States. If any public offering of securities is made in the United States, it will be by means of a prospectus that may be obtained from the Company or any selling security holder that will contain detailed information about the Company and management, as well as financial statements.

【Inquiries】 Nomura Research Institute, Ltd. Public Relations Department

Izutsu, Tokushige Phone number: 03-5255-1981

Email: kouhou@nri.co.jp

Exhibit G

(Summary English Translation)

November 28, 2001

To All Concerned Persons

2-1, Otemachi 2-chome, Chiyoda-ku, Tokyo
NOMURA RESEARCH INSTITUTE, LTD.
Shozo Hashimoto,
President and CEO
(Code No. 4307)

Announcement of Resolution on Issue Price for New Shares
and Provisional Offer Price for Book-building

Nomura Research Institute, Ltd. (the "Company") has resolved at a meeting of its Board of Directors held on November 28, 2001 to determine the issue price and other terms of the issuance of the Company's new shares as follows, which conditions were not yet determined at the meeting of its Board of Directors held on November 19, 2001:

| | |
|---|---|
| 1. Issue Price | ¥8,500 per Share<br>(Provided that, if the Purchase Price falls below the Issue Price, this issuance of new shares will be cancelled.) |
| 2. Uncapitalized portion of Issue Price | ¥4,250 per Share<br>(In case the Purchase Price is higher than the Issue Price, the difference will not be accounted for in stated capital.) |
| 3. Provisional offer price | ¥10,000〜¥11,000 |

Note:

This document is a press release, and is not intended to solicit an investment in the Company.

When making an investment, investors are advised to do so based on their own judgment upon having read the prospectus, including any corrections thereto, that the Company has prepared.

This press release is not an offer to sell or a solicitation of any offer to buy the securities of the Company in the United States. The securities may not be offered or sold in the United States absent registration under the United States Securities Act of 1933 or an exemption from such registration requirement. The securities will not be sold in a public offering in the United States If any public offering of securities is made in the United States, it will be by means of a prospectus that may be obtained from the Company or any selling security holder that will contain detailed information about the Company and management, as well as financial statements.

【Inquiries】 Nomura Research Institute, Ltd. Public Relations Department
Izutsu, Tokushige    Phone number: 03-5255-1981
E-mail: kouhou@nri.co.jp

Exhibit H

(Summary English Translation)

November 28, 2001

To All Concerned Persons

2-1, Otemachi 2-chome, Chiyoda-ku, Tokyo
NOMURA RESEARCH INSTITUTE, LTD.
Shozo Hashimoto,
President and CEO
(Code No. 4307)
(Underwriter: Nomura Securities Co., Ltd.)

Announcement of Resolution on Provisional Offer Price Range for Book-building

Nomura Research Institute, Ltd. (the "Company") has decided the provisional offer price range for book-building relating to the public offering of the Company's new shares and existing shares as follows:

1. Provisional Offer Price Range ¥10,000 - ¥11,000

2. Reason for the decision

The NRI Group provides "Total Solutions Services" that encompass identifying customers' problems through consulting services to providing systems development and management services. The NRI Group principally provides its services to companies in the financial services and wholesale and retail industries, as well as local and national government agencies.

Institutional investors with whom we met in connection with deciding on the price range generally had the following thoughts about us:

(1) Our operating results are stable due to such reasons as good relations with clients in the financial services and wholesale and retail industries.

(2) By distinguishing ourselves through providing "Total Solutions Services", which integrate system development and consulting services, we maintain a high profit margin.

In addition to the above, we considered such factors as current market conditions, recent market reactions to initial public offerings and the potential for price fluctuation up to the date of listing in deciding on the provisional offer price range of ¥10,000 - ¥11,000.

Note:

This is a press release, and is not intended to solicit an investment in the Company.

When making an investment, investors are advised to do so based on their own judgment upon having read the prospectus, including any corrections thereto, that the Company has prepared.

This press release is not an offer to sell or a solicitation of any offer to buy the securities of the Company in the United States. The securities may not be offered or sold in the United States absent registration under the United States Securities Act of 1933 or an exemption from such registration requirement. The securities will not be sold in a public offering in the United States If any public offering of securities is made in the United States, it will be by means of a prospectus that may be obtained from the Company or any selling security holder that will contain detailed information about the Company and management, as well as financial statements.

【Inquiries】 Nomura Research Institute, Ltd. Public Relations Department
Izutsu, Tokushige Phone number: 03-5255-1981
E-mail: kouhou@nri.co.jp

Exhibit 1

(Summary English Translation)

December 6, 2001

To All Concerned Persons

2-1, Otemachi 2-chome, Chiyoda-ku, Tokyo
NOMURA RESEARCH INSTITUTE, LTD.
Shozo Hashimoto,
*President and CEO*
(Code No. 4307)
(Underwriter: Nomura Securities Co., Ltd.)

Notice of Determination of Offer Price for Public Primary Offering, Etc. and Breakdown of Number of Shares to be Sold in the Domestic Secondary and Foreign Secondary Offerings

Notice is hereby given that the offer price for the primary and secondary offerings of the shares of the Company (hereinafter the "Offer Price") as well as the breakdown of the number of shares to be sold in the domestic secondary and foreign secondary offerings have been determined.

1. Offer Price: ¥11,000 per share
2. Breakdown of the number of shares to be sold in the domestic secondary and foreign secondary offerings:
   number of shares to be sold in the domestic secondary offering: 8,000,000 shares
   number of shares to be sold in the foreign secondary offering: 3,600,000 shares
3. Basis for determination of Offer Price and breakdown of numbers of shares to be sold in the domestic secondary and foreign secondary offerings, etc.

With respect to the Offer Price, domestic and foreign book-building focusing on institutional investors was conducted based on the provisional offer price range (¥10,000 - ¥11,000).

With respect to such book-building, we received reports of market demand meeting expectations of 2,000,000 shares for the primary offering, 8,000,000 shares for the secondary offering in Japan, and 3,600,000 shares for the secondary offering in foreign markets (collectively referred to hereinafter as the "Offering Size").

Circumstances of book-building:

(1) The reported total number of shares in demand well exceeded the Offering Size.

(2) The reported total number of shares in demand was high.

(3) A significant proportion of the reported number of shares in demand were at the upper limit of the provisional offer price range.

Based on the aforementioned book-building:

1. Nomura Securities, Nikko Solomon Smith Barney and Daiwa Securities SMBC set the Offer Price at

¥11,000 after discussing matters such as the demand in excess of the Offering Size at that price, the need to increase the number of shareholders at the time of listing, current stock market conditions, market reaction to recent initial public offerings and the potential for price fluctuation up to the date of listing. Also, the underwriting price was set at ¥10,450.

II. The number of shares to be sold in the domestic secondary and foreign secondary offerings was set at 8,000,000 shares and 3,600.000 shares, respectively.

Note:

This is a press release, and is not intended to solicit an investment in the Company.

When making an investment, investors are advised to do so based on their own judgment upon having read the prospectus, including any corrections thereto, that the Company has prepared.

This press release is not an offer to sell or a solicitation of any offer to buy the securities of the Company in the United States. The securities may not be offered or sold in the United States absent registration under the United States Securities Act of 1933 or an exemption from such registration requirement. The securities will not be sold in a public offering in the United States If any public offering of securities is made in the United States, it will be by means of a prospectus that may be obtained from the Company or any selling security holder that will contain detailed information about the Company and management, as well as financial statements.

【Inquiries】 Nomura Research Institute, Ltd. Public Relations Department
Izutsu, Tokushige Phone number: 03-5255-1981
E-mail: kouhou@nri.co.jp

Exhibit J

For Fiscal Year 1999 (35th Fiscal Year)

# ANNUAL BUSINESS REPORT

April 1, 1999 through March 31, 2000

NOMURA RESEARCH INSTITUTE, LTD.

(Summary English Translation)

**Business Report**

April 1, 1999 through March 31, 2000

# I. Outline of the Operations

## 1. Results of Operations and Matters to Be Dealt with

## 2. Status by Items

## 3. Operation Results and Change in Assets

*(Millions of yen except for per share data)*

| | For fiscal year 1996 (32nd) | For fiscal year 1997 (33rd) | For fiscal year 1998 (34th) | For fiscal year 1999 (35th) |
|---|---|---|---|---|
| Sales | 134,256 | 132,592 | 157,677 | 172,045 |
| Current profit | 7,425 | 5,818 | 12,237 | 15,728 |
| Net profit | 4,003 | 2,763 | 483 | 3,551 |
| Net profit per share (yen) | 930.93 | 642.56 | 112.40 | 825.91 |
| Net assets | 133,669 | 148,155 | 141,235 | 155,671 |

# II. Outline of the Company (As of March 31, 2000)

## 1. Outline of Business

## 2. Status of Shares

## 3. Principal Offices

## 4. Number of Employees

## 5. Status of Business Combinations

**BALANCE SHEET**
As of March 31, 2000

| | *(Millions of yen)* |
|---|---|
| **Assets** | |
| Current assets: | |
| Cash and deposits | 27,233 |
| Accounts receivable | 21,818 |
| Accrued income | 7,940 |
| Goods | 308 |
| Goods in process | 39 |
| Prepaid expenses | 216 |
| Deferred tax assets | 1,991 |
| Others | 366 |
| Allowance for doubtful receivables | -103 |
| Total current assets | 59,810 |
| Fixed assets: | |
| Tangible fixed assets: | |
| Buildings | 13,976 |
| Structures | 428 |
| Machinery and equipment | 4,204 |
| Tools, furniture and fixtures | 5,647 |
| Land | 11,275 |
| Total tangible fixed assets | 35,533 |
| Intangible fixed assets: | |
| Software | 6,902 |
| Software temporary accounts | 5,831 |
| Telephone subscription rights | 593 |
| Total intangible fixed assets | 13,327 |
| Investment and others: | |
| Investment securities | 25,108 |
| Shares of subsidiaries | 4,557 |
| Amount invested | 1,039 |
| Long-term debts to employees | 1,428 |
| Long-term guarantee money paid | 6,396 |
| Deferred tax assets | 6,630 |
| Others | 1,845 |
| Allowance for doubtful receivables | -5 |
| Total investment and others | 47,000 |
| Total fixed assets | 95,860 |
| Total Assets | 155,671 |

## BALANCE SHEET

As of March 31, 2000

| | *(Millions of yen)* |
|---|---|
| **Liabilities** | |
| Current liabilities: | |
| Accounts payable | 19,479 |
| Short-term borrowings | 500 |
| Long-term debt repayable within one year | 4,400 |
| Accrued accounts | 1,704 |
| Accrued expenses | 1,515 |
| Accrued income taxes | 5,209 |
| Accrued consumption taxes | 394 |
| Advance receipts | 2,587 |
| Deposits received from subsidiaries | 3,192 |
| Allowance for employees' bonuses | 4,900 |
| Others | 725 |
| Total current liabilities | 44,608 |
| Fixed liabilities: | |
| Long-term borrowings | 3,200 |
| Accrued severance and retirement benefits | 9,793 |
| Accrued directors' retirement benefits | 1,086 |
| Liability for approved pensions for past service | 1,796 |
| Allowance for the welfare pension plan | 9,164 |
| Deposits received for guarantees | 4,129 |
| Total fixed liabilities | 29,170 |
| Total Liabilities | 73,778 |
| **Shareholders' Equity** | |
| Common stock | 10,100 |
| Legal reserve: | |
| Capital reserve | 2,400 |
| Profit reserve | 487 |
| Total legal reserve | 2,887 |
| Surplus: | |
| Reserve for programs | 4,866 |
| Contingent reserve | 52,070 |
| Unappropriated profit for the current period | 11,969 |
| (Net profit for the period) | -3,551 |
| Total surplus | 68,906 |
| Total Shareholders' Equity | 81,893 |
| Total Liabilities and Shareholders' Equity | 155,671 |

## STATEMENT OF INCOME
(Year ended March 31, 2000)

| | *(Millions of yen)* | |
|---|---|---|
| **Recurring Items** | | |
| Operating income and expenses: | | |
| Operating revenues: | | 172,045 |
| Sales | 172,045 | |
| Operating expenses: | | 157,095 |
| Cost of sales | 134,278 | |
| Selling, general and administrative expenses | 22,817 | |
| Operating profit | | 14,949 |
| Non-operating income and expenses: | | |
| Non-operating revenues: | | 995 |
| Interest income | 175 | |
| Securities interest | 209 | |
| Dividend income | 489 | |
| Investment association revenues | 62 | |
| Other non-operating revenues | 57 | |
| Non-operating expenses: | | 216 |
| Interest expenses on liabilities | 175 | |
| Investment association expenses | 9 | |
| Other non-operating expenses | 31 | |
| Current profit | | 15,728 |
| **Extraordinary Items** | | |
| Extraordinary profit: | | 2,372 |
| Profit on disposal of fixed assets | 144 | |
| Profit on sale of investment securities | 1,972 | |
| Profit on sale of shares of subsidiaries | 85 | |
| Profit returned from appraisal of investment securities | 131 | |
| Profit returned to doubtful debt account | 38 | |
| Extraordinary loss: | | 11,918 |
| Loss on disposal of fixed assets | 68 | |
| Loss on retirement of fixed assets | 817 | |
| Loss on sale of investment securities | 686 | |
| Loss on sale of shares of subsidiaries | 8 | |
| Loss on consolidation of associated companies | 404 | |
| Appraisal loss on investment securities | 767 | |
| Money transferred to allowance for the welfare pension plan | 9,164 | |

| | |
|---|---|
| Net profit before tax | 6,183 |
| Income taxes, inhabitants tax and business tax | 7,127 |
| Income taxes, inhabitants tax and business tax of the previous period | 515 |
| Adjustment of income taxes | -5,011 |
| Net profit for the current period | 3,551 |
| Loss brought forward | 107 |
| Unappropriated profit received through merger | 1,175 |
| Adjustment of tax effect of the previous period | 3,610 |
| Liquidation of reserve for programs arising from the application of the tax effect | 3,524 |
| Unappropriated profit for the current period | 11,969 |

## DISPOSITION OF PROFIT

| | *(yen)* |
|---|---|
| Unappropriated profit for the current period | 11,969,487,146 |
| Liquidation of reserve for programs | 455,752,346 |
| Total | 12,425,239,492 |
| | |
| Profit reserve | 38,850,000 |
| Dividend (50 yen per share) | 215,000,000 |
| Directors' bonus | 173,500,000 |
| (Auditors' bonus) | (18,700,000) |
| Reserve for programs | 1,437,936,000 |
| Reserve for special depreciation | 256,254,887 |
| Contingent reserve | 9,000,000,000 |
| Total | 11,121,540,887 |
| Profit carried forward to the next period | 1,303,698,605 |

## DIRECTORS AND CORPORATE AUDITORS

Names of 26 Directors and 5 Corporate Auditors are included.

## MEMORANDUM FOR SHAREHOLDERS

Exhibit K

For Fiscal Year 2000 (36th Fiscal Year)

# ANNUAL BUSINESS REPORT

April 1, 2000 through March 31, 2001

NOMURA RESEARCH INSTITUTE, LTD.

(Summary English Translation)

## TO OUR SHAREHOLDERS

The greetings of Shozo Hashimoto, President and CEO of the Company, are included.

## FINANCIAL HIGHLIGHTS (Consolidated)

## OUTLINE OF BUSINESS OPERATIONS (Consolidated)

*(100 Millions of yen except for per share data)*

| | For fiscal year 1996 | For fiscal year 1997 | For fiscal year 1998 | For fiscal year 1999 | For fiscal year 2000 |
|---|---|---|---|---|---|
| Sales | 1,674 | 1,577 | 1,750 | 1,836 | 2,179 |
| Operating revenues | 103 | 94 | 165 | 193 | 278 |
| Current profit | 108 | 102 | 186 | 207 | 315 |
| Net profit | 57 | 48 | 81 | 51 | 253 |
| Total assets | 1,417 | 1,464 | 1,521 | 1,682 | 2,891 |
| Net assets (shareholders' equity) | 641 | 675 | 811 | 918 | 1,651 |
| EPS (Net profit per share) (yen) | 133 | 111 | 189 | 119 | 590 |

## OUTLINE OF OPERATIONS (Consolidated)

### Outline of Results of Operation

### Results of Operation by Business Segments

System Solution

Consulting Knowledge

### Consolidated Sales by Business Segments

## RECENT TOPICS

**Securities Dealing Systems Over the Internet**

**Bill Collection Service for Internet Shopping**

**Network Security Service - "NRI Secure Technologies"**

**Patent Information Service - "NRI Cyber Patent Desk"**

## CONSOLIDATED FINANCIAL STATEMENTS

### Consolidated Balance Sheet

| | (Millions of yen) | |
|---|---|---|
| | Previous Period (As of March 31, 2000) | Current Period (As of March 31, 2001) |
| **Assets** | | |
| Current assets: | | |
| Cash and deposits | 34,392 | 64,131 |
| Accounts receivable | 32,239 | 34,172 |
| Securities | - | 20,001 |
| Others | 3,814 | 5,080 |
| Total current assets | 70,446 | 123,385 |
| Fixed assets: | | |
| Tangible fixed assets: | | |
| Buildings and structures | 14,555 | 12,518 |
| Machinery and equipment | 6,007 | 5,846 |
| Tools, furniture and fixtures | 6,941 | 5,559 |
| Land | 11,275 | 8,089 |
| Total tangible fixed assets | 38,780 | 32,013 |
| Intangible fixed assets: | | |
| Software | 7,727 | 12,288 |
| Software temporary accounts | 5,700 | 4,015 |
| Others | 645 | 668 |
| Total intangible fixed assets | 14,073 | 16,972 |
| Investment and others: | | |
| Investment securities | 25,312 | 103,885 |
| Long-term guarantee money paid | 6,435 | 6,862 |
| Others | 12,257 | 5,984 |
| Total investment and others | 44,005 | 116,733 |
| Total fixed assets | 96,858 | 165,719 |
| Equity adjustment from foreign currency translation: | 969 | - |
| Total Assets | 168,274 | 289,104 |

| | | |
|---|---|---|
| **Liabilities** | | |
| Current liabilities: | | |
| Accounts payable | 18,099 | 22,024 |
| Short-term borrowings | 4,900 | 2,708 |
| Accrued income taxes | 6,482 | 17,159 |
| Others | 15,353 | 15,983 |
| Total current liabilities | 44,834 | 57,874 |
| Fixed liabilities: | | |
| Long-term borrowings | 3,200 | 3,526 |
| Accrued severance and retirement benefits | 12,556 | 19,731 |
| Allowance for the welfare pension plan | 10,574 | 11,548 |
| Others | 5,270 | 31,252 |
| Total fixed liabilities | 31,601 | 66,058 |
| Total Liabilities | 76,436 | 123,932 |
| **Shareholders' Equity** | | |
| Common stock | 10,100 | 10,100 |
| Capital reserve | 2,400 | 2,400 |
| Consolidated surplus | 79,337 | 104,289 |
| Variance of the estimate of other securities | - | 48,517 |
| Equity adjustment from foreign currency translation | - | -136 |
| Total Shareholders' Equity | 91,837 | 165,171 |
| Total Liabilities and Shareholders' Equity | 168,274 | 289,104 |

**Consolidated Statement of Income**

| | *(Millions of yen)* | |
|---|---|---|
| | Previous Period (From April 1, 1999 to March 31, 2000) | Current Period (From April 1, 2000 to March 31, 2001) |
| **Sales** | 183,616 | 217,984 |
| Cost of sales | 138,395 | 160,643 |
| Total sales | 45,221 | 57,340 |
| Selling, general and administrative expenses | 25,906 | 29,497 |
| **Operating revenues** | 19,315 | 27,842 |
| Non-operating revenues: | 1,755 | 4,007 |
| Interest income and dividends | 1,215 | 1,522 |
| Investment association revenues | 328 | 1,951 |
| Others | 211 | 534 |
| Non-operating expenses: | 289 | 300 |
| Interest expenses | 168 | 139 |
| Investment association expenses | 9 | 105 |
| Others | 111 | 55 |
| **Current profit** | 20,781 | 31,550 |
| Extraordinary profit: | 2,225 | 26,601 |
| Profit on disposal of fixed assets | 144 | 77 |
| Profit on sale of investment securities | 1,915 | 26,497 |
| Others | 165 | 26 |
| Extraordinary loss: | 13,416 | 14,521 |
| Loss on disposal of fixed assets | 901 | 5,534 |
| Loss on sale of investment securities | 556 | 797 |
| Expenses on retirement benefits | - | 6,466 |
| Money transferred to accrued employee's pension fund | 10,574 | 973 |
| Others | 1,385 | 750 |
| Net profit before tax, etc. | 9,590 | 43,629 |
| Income taxes, etc. | 4,459 | 18,247 |
| **Net profit for the current period** | 5,130 | 25,381 |

## Consolidated Statement of Cash Flows

| | *(Millions of yen)* | |
|---|---|---|
| | Previous Period (From April 1, 1999 to March 31, 2000) | Current Period (From April 1, 2000 to March 31, 2001) |
| (Cash flow from operating activities) | | |
| Net profit before tax, etc. | 9,590 | 43,629 |
| Depreciation | 13,005 | 13,659 |
| Others | 9,995 | -13,769 |
| Total | 32,591 | 43,520 |
| Interest and dividend income | 1,605 | 4,562 |
| Interest expenses | -147 | -147 |
| **Cash flow from operating activities** | 27,231 | 36,481 |
| (Cash flow from investing activities) | | |
| Payments for fixed deposits | - | -9 |
| Payments for purchases of fixed assets | -10,146 | -6,823 |
| Proceeds from sales of fixed assets | 423 | 2,022 |
| Payments for purchases of intangible assets | -8,384 | -10,668 |
| Proceeds from sales of intangible assets | - | 667 |
| Payments for purchases of investment securities | -1,139 | -274 |
| Proceeds from sales of investment securities | 8,698 | 30,245 |
| Others | 50 | -614 |
| **Cash flow from investing activities** | -10,498 | 14,545 |
| (Cash flow from financing activities) | | |
| Net decrease in short-term borrowings | -2,393 | -400 |
| Proceeds from long-term borrowings | - | 4,168 |
| Payments of long-term borrowings | -3,470 | -5,634 |
| Payments of dividends | -215 | -215 |
| **Cash flow from financing activities** | -6,078 | -2,081 |
| **Effect of exchange rate changes on cash and cash equivalents** | -964 | 784 |
| **Net increase in cash and cash equivalents** | 9,690 | 49,731 |
| **Cash and cash equivalents at beginning of the year** | 24,702 | 34,392 |
| **Cash and cash equivalents at end of the year** | 34,392 | 84,123 |

## FINANCIAL STATEMENTS

### Balance Sheet

| | (Millions of yen) | |
|---|---|---|
| | Previous Period (As of March 31, 2000) | Current Period (As of March 31, 2001) |
| **Assets** | | |
| Current assets: | | |
| Cash and deposits | 27,233 | 55,300 |
| Accounts receivable | 29,758 | 31,714 |
| Securities | - | 20,001 |
| Others | 2,818 | 4,658 |
| Total current assets | 59,810 | 111,674 |
| Fixed assets: | | |
| Tangible fixed assets: | | |
| Buildings and structures | 14,405 | 10,807 |
| Machinery and equipment | 4,204 | 3,858 |
| Tools, furniture and fixtures | 5,647 | 4,288 |
| Land | 11,275 | 5,406 |
| Total tangible fixed assets | 35,533 | 24,361 |
| Intangible fixed assets: | | |
| Software | 6,902 | 11,841 |
| Software temporary accounts | 5,831 | 3,776 |
| Others | 593 | 532 |
| Total intangible fixed assets | 13,327 | 16,150 |
| Investment and others: | | |
| Investment securities | 17,682 | 94,895 |
| Shares of related companies | 11,982 | 13,946 |
| Long-term guarantee money paid | 6,396 | 7,997 |
| Others | 10,938 | 3,916 |
| Total investment and others | 47,000 | 120,755 |
| Total fixed assets | 95,860 | 161,268 |
| Total Assets | 155,671 | 272,942 |
| **Liabilities** | | |
| Current liabilities: | | |
| Accounts payable | 19,479 | 22,130 |
| Short-term borrowings | 4,900 | 2,500 |
| Accrued income taxes | 5,209 | 15,442 |
| Others | 15,019 | 20,534 |
| Total current liabilities | 44,608 | 60,608 |
| Fixed liabilities: | | |

| | | |
|---|---|---|
| Long-term borrowings | 3,200 | 800 |
| Accrued severance and retirement benefits | 11,589 | 17,682 |
| Allowance for the welfare pension plan | 9,164 | 10,108 |
| Others | 5,215 | 31,767 |
| Total fixed liabilities | 29,170 | 60,357 |
| Total Liabilities | 73,778 | 120,965 |
| **Shareholders' Equity** | | |
| Common stock | 10,100 | 10,100 |
| Capital reserve | 2,400 | 2,400 |
| Profit reserve | 487 | 525 |
| Other surplus | 68,906 | 90,433 |
| Variance of the estimate of other securities | - | 48,517 |
| Total Shareholders' Equity | 81,893 | 151,977 |
| Total Liabilities and Shareholders' Equity | 155,671 | 272,942 |

## Statement of Income

| | *(Millions of yen)* | |
|---|---|---|
| | Previous Period (From April 1, 1999 to March 31, 2000) | Current Period (From April 1, 2000 to March 31, 2001) |
| Sales | 172,045 | 201,820 |
| Cost of sales | 134,278 | 154,003 |
| Total sales | 37,767 | 47,816 |
| Selling, general and administrative expenses | 22,817 | 25,915 |
| Operating revenues | 14,949 | 21,900 |
| Non-operating revenues | 995 | 2,899 |
| Non-operating expenses | 216 | 251 |
| Current profit | 15,728 | 24,549 |
| Extraordinary profit | 2,372 | 26,740 |
| Extraordinary loss | 11,918 | 13,367 |
| Net profit before tax | 6,183 | 37,922 |
| Income taxes, etc. | 2,631 | 15,966 |
| Net profit for the current period | 3,551 | 21,955 |
| Profit brought forward | 107 | 1,303 |
| Unappropriated profit received through merger | 1,175 | - |
| Adjustment of tax effect of the previous period | 3,610 | - |
| Liquidation of reserve for programs arising from the application of the tax effect | 3,524 | - |
| Unappropriated profit for the current period | 11,969 | 23,258 |

## Disposition of Profit

| | *(yen)* |
|---|---|
| Unappropriated profit for the current period | 23,258,835,161 |
| **Liquidation of voluntary reserve**: | 615,546,225 |
| Liquidation of reserve for programs | 578,938,384 |
| Liquidation of reserve for contingent reserve | 36,607,841 |
| Total | 23,874,381,386 |
| **Disposition of profit:** | |
| Profit reserve | 44,975,000 |
| Dividend | 215,000,000 |
| Directors' bonus | 234,750,000 |
| (Auditors' bonus) | (24,000,000) |
| Free reserve fund: | |
| Reserve for programs | 1,919,764,620 |
| Reserve for special depreciation | 230,328,242 |
| Contingent reserve | 20,000,000,000 |
| Profit carried forward to the next period | 1,229,563,524 |

## COMPANY DATA

**Outline of the Company**

**Status of Shares**

**Major Shareholders**

**Status of Employees**

**Consolidated Subsidiaries**

**Memorandum for Shareholders**

**Directors and Corporate Auditors**

OFFERING CIRCULAR





# Nomura Research Institute, Ltd.

## International Offering of 3,600,000 Shares of Common Stock

## OFFER PRICE: ¥11,000 PER SHARE

The information contained in this Offering Circular relates to the offer of shares of Common Stock (the "Shares") of Nomura Research Institute, Ltd., a joint stock corporation incorporated under the laws of Japan (the "Company"). Nomura Land and Building Co., Ltd. (the "International Selling Shareholder") is selling 3,600,000 existing Shares (the "International Shares"), which are being underwritten by the International Managers named herein (the "International Managers"). The Company will not receive any proceeds from the sale of the International Shares by the International Selling Shareholder. See "Offering and Sale".

The International Shares are being offered hereby (the "International Offering") (i) by the International Managers to non-U.S. persons in offshore transactions outside the United States and Japan in reliance on Regulation S ("Regulation S") under the United States Securities Act of 1933, as amended (the "Securities Act"), and (ii) by the U.S. broker-dealer agents (the "Rule 144A Selling Agents") of certain of the International Managers in the United States in reliance on Rule 144A ("Rule 144A") under the Securities Act to "qualified institutional buyers" ("QIBs") which are also "qualified purchasers" ("Qualified Purchasers") within the meaning of the United States Investment Company Act of 1940, as amended (the "Investment Company Act"), all as described herein under "Offering and Sale". The International Shares may be resold or transferred only in accordance with the procedures described herein under "Selling Restrictions".

Concurrently with the International Offering, 2,000,000 new Shares (the "New Shares") to be issued by the Company are being offered in Japan (the "New Shares Offering") by Nomura Securities Co., Ltd. (the "New Shares Underwriter"), and 8,000,000 existing Shares (the "Japanese Existing Shares"; together with the International Shares, the "Existing Shares"; together with the New Shares, the "Japanese Shares") to be sold by shareholders of the Company named herein (the "Japanese Selling Shareholders"; together with the International Selling Shareholder, the "Selling Shareholders") are being offered in Japan (the "Japanese Existing Shares Offering"; together with the New Shares Offering, the "Japanese Offerings", the International Offering and the Japanese Offerings are collectively referred to herein as the "Offerings") by underwriters (the "Japanese Existing Shares Underwriters"; together with the New Shares Underwriter, the "Japanese Underwriters") led by Nomura Securities Co., Ltd. The closing of each of the Offerings is conditional upon the closing of the other Offerings. The Company will not receive any proceeds from the sale of the Japanese Existing Shares by the Japanese Selling Shareholders.

Nomura Securities Co., Ltd. and Nomura International plc are acting as the global coordinators of the Offerings (collectively, the "Global Coordinator" or "Nomura Securities").

The Tokyo Stock Exchange has approved the listing of the Shares. It is expected that the Shares will be admitted for trading on the First Section of the Tokyo Stock Exchange on or about 17th December, 2001.

**For a discussion of certain considerations that should be taken into account in deciding whether to purchase the International Shares in the International Offering, see "Investment Considerations".**

The International Shares are offered by the International Managers, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. Payment for the International Shares will be made in yen for value, and certificates representing the International Shares will be delivered in Tokyo, on or about 17th December, 2001 (Tokyo time) through clearing accounts with JASDEC (as defined in "Description of Shares—General") under the central clearing system in Japan. See "Clearance and Settlement of the International Shares".

**THE INTERNATIONAL SHARES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT AND, SUBJECT TO CERTAIN EXCEPTIONS REFERRED TO HEREIN, MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES (AS DEFINED IN REGULATION S) OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS (AS DEFINED IN REGULATION S) EXCEPT TO QIBs THAT ARE ALSO QUALIFIED PURCHASERS IN RELIANCE ON THE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT PROVIDED BY RULE 144A, OR TO CERTAIN PERSONS IN OFFSHORE TRANSACTIONS IN RELIANCE ON REGULATION S. THE COMPANY HAS NOT REGISTERED, AND DOES NOT INTEND TO REGISTER, AS AN INVESTMENT COMPANY UNDER THE INVESTMENT COMPANY ACT. FOR A SUMMARY OF CERTAIN RESTRICTIONS ON RESALE AND TRANSFER OF THE INTERNATIONAL SHARES, SEE "SELLING RESTRICTIONS".**

*Global Coordinator*

**Nomura Securities**

*Bookrunner*

**Nomura International**

*International Managers*

**NikkoSalomonSmithBarney Europe** **Daiwa Securities SMBC Europe**

**Lehman Brothers** **Merrill Lynch International** **UBS Warburg**

The date of this Offering Circular is 6th December, 2001.

*The Company, having made all reasonable inquiries, confirms that this Offering Circular contains all information with respect to the Company, the Company's subsidiaries and affiliates and the International Shares which is material in the context of the International Offering, that all such information contained herein is true and accurate in all material respects and is not misleading in any material respect, that the opinions and intentions expressed by it herein are honestly held and that there are no other facts the omission of which would make this Offering Circular as a whole or any of such information or the expression of any such opinions or intentions misleading in any material respect. The Company accepts responsibility accordingly.*

*No person has been authorised in connection with the International Offering to give any information or to make any representation other than as contained in this Offering Circular and, if given or made, such information or representation must not be relied upon as having been authorised by the Company, any Selling Shareholder, any International Manager or any Rule 144A Selling Agent. This Offering Circular does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby by any person in any jurisdiction in which it is unlawful for such person to make such an offering or solicitation. No action has been, or will be, taken to permit a public offering of the International Shares in any jurisdiction where action would be required for that purpose. Accordingly, the International Shares offered hereby may not be offered or sold, directly or indirectly, and this Offering Circular may not be distributed, in any jurisdiction, except in accordance with the legal requirements applicable in such jurisdiction. Neither delivery of this Offering Circular nor any sale made hereunder shall under any circumstances imply that the information herein is correct as of any date subsequent to the date hereof.*

*This Offering Circular is directed only at persons who (i) are outside the United Kingdom or (ii) have professional experience in matters relating to investments or (iii) are persons falling within Article 49(2)(a) to (d) ("high net worth companies, unincorporated associations etc") of The Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (all such persons together being referred to as "relevant persons"). This Offering Circular must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this Offering Circular relates is available only to relevant persons and will be engaged in only with relevant persons. See "Offering and Sale".*

*The International Shares have not been and will not be registered under the Securities and Exchange Law of Japan (the "Securities and Exchange Law"). Each International Manager has represented and agreed that the International Shares which it purchases will be purchased by it as principal and that, in connection with the International Offering, neither such International Manager nor any person acting on its behalf has offered or sold, or will offer or sell, any International Shares, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan.*

**IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THE INTERNATIONAL OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THE INTERNATIONAL SHARES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY OTHER SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE THE FOREGOING AUTHORITIES APPROVED THIS OFFERING CIRCULAR OR CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.**

**The Company has not registered, and does not intend to register, as an investment company under the Investment Company Act. The Company intends to rely upon an exemption from the registration requirements of the Investment Company Act that requires the Company to limit the persons resident in the United States who purchase securities of the Company to Qualified Purchasers. Accordingly, the Company has deemed it advisable to require each of the purchasers (the "Rule 144A Purchasers") of the International Shares that are offered and sold in the United States in reliance on Rule 144A (the "Rule 144A Shares") to execute and deliver to the Company and the Rule 144A Selling Agents a Transfer Certificate in substantially the form of Annex A to this Offering Circular, pursuant to which such Rule 144A Purchaser will make certain representations, warranties, acknowledgements and agreements, and will further agree, on its own behalf and, if it is purchasing such Rule 144A Shares for the account of others (each, an "Account"), on behalf of each Account, to certain additional restrictions on the transfer of such Rule 144A Shares (the "Investment Company Act Restrictions"). The Investment Company Act Restrictions limit the future offer, resale, pledge or other transfer of (A) any Rule 144A Share or any beneficial interest therein by any Rule 144A Purchaser (i) to a Rule 144A Selling Agent or (ii) on the Tokyo Stock Exchange and any other stock exchanges in Japan on which the Shares may hereafter be**

**listed and traded (together, the "Listed Stock Exchanges") in accordance with Regulation S, and (B) any such beneficial interest by any Account (i) to a Rule 144A Selling Agent, (ii) on any of the Listed Stock Exchanges in accordance with Regulation S or (iii) to such Rule 144A Purchaser for its own account. See "Selling Restrictions".**

*This Offering Circular is personal to each offeree and does not constitute an offer to any other person or to the public generally to purchase or otherwise acquire International Shares. Distribution of this Offering Circular to any person other than the offeree and those persons, if any, retained to advise such offeree with respect thereto is unauthorised, and any disclosure of any of its contents, without the prior written consent of the Company, is prohibited. Each person receiving this Offering Circular acknowledges that: (i) such person has been afforded an opportunity to request and to review, and has received, all additional information considered by it to be necessary to verify the accuracy of, or to supplement, the information herein; (ii) such person has not relied on any International Manager, any Rule 144A Selling Agent or any person affiliated with the International Managers in connection with its investigation of the accuracy of such information or its investment decision; and (iii) no person has been authorised to give any information or to make any representation concerning the Company or the International Shares other than as contained herein and, if given or made, any such other information or representation should not be relied upon as having been authorised by the Company, any Selling Shareholder, any International Manager or any Rule 144A Selling Agent. Prospective purchasers are hereby notified that the seller of any International Shares offered hereby may be relying on the exemption from the provisions of Section 5 of the Securities Act provided by Rule 144A.*

*The Company intends to apply to the United States Securities and Exchange Commission to claim the exemption afforded by Rule 12g3-2(b) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"). If, at any time, the Company is neither subject to Section 13 or 15(d) of the Exchange Act nor exempt from reporting pursuant to such Rule 12g3-2(b), the Company will furnish, upon request, to any holder of Shares, or any prospective purchaser designated by a holder of Shares, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.*

---

**NOTICE TO NEW HAMPSHIRE RESIDENTS**

**NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER RSA 421-b WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE THAT ANY DOCUMENT FILED UNDER RSA 421-b IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY, OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER, OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.**

---

**FORWARD LOOKING STATEMENTS**

This Offering Circular contains statements that constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements appear in a number of places in this Offering Circular and include statements regarding the intent, belief or current expectations of the Company or its management with respect to the results of operations and financial condition of the Company. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those in the forward-looking statements as a result of various factors. The information contained in this Offering Circular, including, without limitation, the information under "Investment Considerations", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business", identifies important factors that could cause such differences. The Company does not undertake to revise forward-looking statements to reflect future events or circumstances.

# TABLE OF CONTENTS

## ENFORCEABILITY OF CIVIL LIABILITIES

The Company is a Japanese joint stock corporation. All of its Directors and Executive Officers, the Selling Shareholders and the independent certified public accountants named under "Independent Certified Public Accountants" reside in Japan. All or a substantial portion of the assets of the Company and of such persons are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States or elsewhere outside Japan upon the Company or such persons or to enforce against the Company or such persons judgments obtained in United States courts or elsewhere predicated upon the civil liability provisions of the Federal and State securities laws of the United States. The Company has been advised by its Japanese counsel, Tomotsune & Kimura, that there is doubt as to the enforceability in Japanese courts, in original actions or in actions for enforcement of judgments of United States courts, of civil liabilities predicated solely upon the United States Federal and State securities laws.

## PRESENTATION OF FINANCIAL AND OTHER INFORMATION

In this Offering Circular, except as otherwise indicated, currency amounts are expressed in Japanese yen ("yen" or "¥") or in United States dollars ("dollars", "U.S.$" or "$"). Except as otherwise indicated, for the convenience of the reader, the translations of yen into dollar amounts have been made at the rate of ¥119.40=U.S.$1.00, the approximate rate of exchange prevailing on 30th September, 2001, the date of the most recent balance sheet of the Company included herein. See "Exchange Rates" for information regarding rates of exchange between the yen and the dollar from fiscal year 1996 to the present. The U.S. dollar translations are included solely for the convenience of the reader and are not intended to imply that the assets and liabilities which originated in yen have been or could be readily converted, realised or settled in U.S. dollars at the above or any other rate.

In this Offering Circular, where information is presented in millions or billions of yen or thousands, millions or billions of dollars, amounts of less than one thousand, one million, or one billion, as the case may be, have been rounded. Unless otherwise specified, all figures have been rounded.

The Company's financial statements are prepared in accordance with accounting principles generally accepted in Japan ("Japanese GAAP"), which differ in certain respects from accounting principles generally accepted in certain other countries. Differences between Japanese GAAP and accounting principles generally accepted in the United States ("U.S. GAAP") are summarised herein under "Summary of Certain Significant Differences Between Japanese and U.S. Generally Accepted Accounting Principles".

In accordance with applicable Japanese legal requirements, for each fiscal year, the Company prepares audited consolidated financial statements in accordance with Japanese GAAP. The audited consolidated balance sheets of the Company as of 31st March, 2000 and 2001 and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years ended 31st March, 2001 (the "Financial Statements"), and the unaudited consolidated financial statements of the Company as of 30th September, 2001 and for the six months ended 30th September, 2000 and 2001, are contained elsewhere in this Offering Circular. All interim figures presented herein are presented on an unaudited basis.

The Company's fiscal year end is 31st March. In this Offering Circular, "fiscal 2000" and "fiscal year 2000" refer to the Company's fiscal year ended 31st March, 2001, and other fiscal years of the Company are referred to in a corresponding manner; and "interim 2001" refers to the six month period ended 30th September, 2001, and the first six months of other fiscal years of the Company are referred to in a corresponding manner.

Unless the context indicates otherwise, references to the "Company" are to Nomura Research Institute, Ltd. and its consolidated subsidiaries.

## SUMMARY INFORMATION

*The following summary is qualified in its entirety by, and is subject to, the detailed information and financial statements contained elsewhere in this Offering Circular. For a discussion of certain matters that should be considered by prospective investors in the International Shares, see "Investment Considerations".*

## NOMURA RESEARCH INSTITUTE, LTD.

Nomura Research Institute, Ltd. is a leading provider in Japan of system solutions services and consulting/knowledge services. System solutions services include the development, installation, operation and management of computer systems and networks. In conjunction with these services, the Company also procures systems equipment and related products for its clients' systems. Consulting/knowledge services include research on macroeconomic trends, management consulting advice, asset management analyses and information services.

The Company originated from the research and computer divisions of Nomura Holdings, Inc. ("Nomura Holdings"), prior to its transformation from an operating company into a holding company, and has historically been a leading provider of research, consulting and information technology services to the predecessor of Nomura Holdings and the securities industry in general. The Company has also focused on providing services to other participants in the financial services industry such as asset managers and investment trusts, as well as to the wholesale and retail industry. The Company's consulting/knowledge segment has conducted over 7,000 projects over its thirty-six year history, and is distinguished by its strength in research-oriented consulting as well as its information, data analysis and data security services. Notable achievements in the system solutions segment include pioneering the use of point-of-sale ("POS") information management systems by the Company's client, Seven-Eleven Japan Co., Ltd. ("Seven-Eleven Japan"), over the past 20 years. The Company continues to provide comprehensive system solutions for Seven-Eleven Japan as it begins to utilise its stores as a payment and distribution network for Internet shopping in addition to traditional sales.

The Company's sales for the six months ended 30th September, 2001 were ¥109,099 million (*U.S.$913,727 thousand*), as compared with ¥102,496 million for the six months ended 30th September, 2000. The Company's sales for the fiscal years ended 31st March, 1999, 2000 and 2001 were ¥175,058 million, ¥183,616 million and ¥217,984 million (*U.S.$1,825,662 thousand*), respectively.

Key elements of the Company's business strategy are to:

- Establish and maintain lasting relationships with major corporations in the financial service, wholesale and retail, service and media industries, as well as government agencies, by providing comprehensive research, consulting and system solutions services;
- Continue to develop new products and services in order to meet client needs and strengthen its competitive position in providing total solutions services;
- Make its systems and applications *de facto* standards in the financial services and retail industries;
- Strengthen NRI's brand image as a private think tank and solutions provider at the leading edge of societal and technological change;
- Maintain high levels of employee productivity and satisfaction through such measures as extensive training programs, which are intended to align corporate and employee interests; and
- Increase the productivity of, and strengthen business relationships with, its subcontractors.

The Company's registered head office is located at Shin Otemachi Building, 2-1, Otemachi 2-chome, Chiyoda-ku, Tokyo 100-0004, Japan, and its telephone number is 81-3-5255-1800. The Company's website is *www.nri.co.jp*; the information on the Company's website does not constitute a part of this Offering Circular.

## The International Offering

**Securities Offered:** Shares of Common Stock of the Company.

**International Offering:** The International Offering comprises 3,600,000 Existing Shares to be sold by the International Selling Shareholder. The International Shares are being offered by the International Managers to non-U.S. persons in offshore transactions outside the United States and Japan in reliance on Regulation S and in the United States to QIBs that are also Qualified Purchasers in reliance on Rule 144A, all as described under "Offering and Sale".

**Japanese Offerings:** Concurrently with the International Offering, 2,000,000 New Shares to be issued by the Company are being offered in Japan by the New Shares Underwriter, and 8,000,000 Existing Shares to be sold by the Japanese Selling Shareholders are being offered in Japan by the Japanese Existing Shares Underwriters. See "Offering and Sale".

**Selling Shareholders:** Nomura Land and Building Co., Ltd. is the sole International Selling Shareholder. It is also a Japanese Selling Shareholder along with each of Kokusai Securities Co., Ltd., Jafco Co., Ltd., The Daiwa Bank, Limited, Takagi Securities Co., Ltd., World Nichiei Securities Co., Ltd., Ichiyoshi Securities Co., Ltd. and Ace Securities Co., Ltd. See "Principal Shareholders and Selling Shareholders".

**Use of Proceeds:** The Company will not receive any proceeds from the sale of the Existing Shares by the Selling Shareholders. The Company intends to use the net proceeds from the issuance and sale of the New Shares, which are expected to be approximately ¥20,770 million, to repay long-term debt and to make capital investments. See "Use of Proceeds".

**Lock-up Agreement:** Each of the Company, certain of the Selling Shareholders not selling their entire holdings and certain other shareholders of the Company has agreed with each of the International Managers, during the period beginning on the date of this Offering Circular and ending on the date 180 calendar days after the date of the closing of the Offerings, not to (i) issue, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, or permit any entities over which any such party exercises management control or any person acting at any such party's direction, to issue, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, any Shares or any other capital stock of the Company or any securities convertible into, or exercisable or exchangeable for, or that represent the right to receive, Shares or any other capital stock of the Company, or (ii) enter into any swap or any other transaction that transfers, in whole or in part, directly or indirectly, ownership (or any economic consequences thereof) of Shares or any other capital stock of the Company, in each case, without the prior written consent of the Global Coordinator. These restrictions are subject to certain exceptions as set forth in "Offering and Sale".

**Offer Price:** ¥11,000 per Share.

**Global Coordinator of the Offerings:** Nomura Securities Co., Ltd. and Nomura International plc, acting collectively (henceforth, collectively the "Global Coordinator").

| | |
|---|---|
| **Shares Outstanding:** | As of 30th September, 2001 there were 43,000,000 Shares issued by the Company and outstanding, all of which will continue to be issued and outstanding after the Offerings. After the issuance of the New Shares, 45,000,000 Shares will have been issued by the Company and will be outstanding. |
| **Listing:** | The Tokyo Stock Exchange has approved the listing of the Shares. It is expected that the Shares will be admitted for trading on the First Section of the Tokyo Stock Exchange on or about 17th December, 2001. See "Information Concerning the Shares—The Listing of the Shares". |
| **Dividends:** | The declaration, payment and amount of any annual dividend is subject to the approval of the holders of Shares at the ordinary general meeting of shareholders and to certain statutory restrictions. See "Information Concerning the Shares—Dividends" and "Description of the Shares". |
| **Voting Rights:** | Generally, holders of one or more whole "units" of Shares are entitled to one vote per unit of Shares. See "Description of the Shares". |
| **Withholding Tax:** | Dividends payable by the Company to non-residents of Japan are subject to Japanese withholding tax (currently at the rate of 20 per cent.). Reduced rates for withholding tax apply to certain non-residents of Japan entitled to such benefit under an applicable income tax convention. Japan has concluded income tax conventions with several countries, including the United States and several European countries. See "Taxation—Japanese Taxation". |
| **Investment Considerations:** | For a discussion of certain factors that should be considered in evaluating an investment in the International Shares, see "Investment Considerations". |
| **Payment and Settlement:** | Payment for the International Shares will be made in yen for value, and certificates representing the International Shares will be delivered in Tokyo, on or about 17th December, 2001 (Tokyo time) through clearing accounts with JASDEC under the central clearing system in Japan. See "Clearance and Settlement of the International Shares". |

# INVESTMENT CONSIDERATIONS

*Prior to making an investment decision, prospective investors should carefully consider, along with other matters set out in this Offering Circular, the following considerations:*

## *Risks Related to the Company*

**Concentration of Business**

The Company derives a large percentage of its revenues from customers in the financial services industry and the wholesale and retail industry, sales to which accounted for 49.0 per cent. and 17.8 per cent., respectively, of total revenues in fiscal 2000 and 46.4 per cent. and 18.5 per cent., respectively, of total revenues in interim 2001. As a result, the revenue growth and profitability of the Company's business will be affected by overall demand for system solutions services and consulting/knowledge services from financial institutions and wholesalers and retailers. While the Company believes deregulation and increasing competition in these sectors in Japan will increase such demand, a softening of demand for such services caused by weakness in the Japanese economy or cost reductions in these sectors could result in decreased revenues or lower growth rates.

The Company earns a significant portion of its revenues in these sectors from a limited number of major customers. For example, sales to The Nomura Securities Co., Ltd. (the "Former Nomura Securities"), which on 1st October, 2001 became Nomura Holdings and transferred its operations as Japan's largest securities company to Nomura Securities Co., Ltd. (henceforth, "Nomura Securities"), its wholly owned subsidiary, have in recent years represented a smaller proportion of total sales than in the past. Nonetheless, such sales represented over 20 per cent. of total sales in each of the past three fiscal years. Over the same period, sales to Ito-Yokado Co., Ltd. ("Ito-Yokado") and its subsidiaries such as Seven-Eleven Japan, which together constitute Japan's largest retailing group, represented more than half of the Company's sales to the wholesale and retail industry. The Company believes that it benefits from association with these clients and that it has gained invaluable experience and expertise by working with market leaders. However, a significant deterioration in the relationship of the Company with these major clients would have a material adverse effect on the Company's results of operations.

**Hiring and Retention of Employees**

The Company's continued growth and success depend to a significant extent on its ability to hire and retain qualified employees. The Company's business requires large numbers of employees with specialised training as, for example, information technology engineers. Competition for highly skilled business, consulting, marketing, technical and other personnel is intense due to the continuing increase in information technology spending and restructuring in Japan and increased competition in Japan's information technology industry. Accordingly, the Company may experience increased compensation costs that may not be offset through either improved productivity or higher prices. There can be no assurance that the Company will be successful in continuing to recruit new qualified personnel and in retaining existing personnel.

**Risks Associated with Changing Technology**

To provide its services and maintain its competitive ability, the Company must keep pace with developments in areas such as information technology, systems development tools and database management, all of which are characterised by rapidly changing technology. The Company's continued success will depend on its ability to enhance existing services, to develop additional services on a timely and cost-effective basis, to address increasingly sophisticated client requirements and to have access to newly developed products for resale.

**Use of Completion Contracts**

Approximately one-third of the Company's contracts by sales volume, particularly those for systems development and related products, are on a completion basis for an agreed fee. If the Company's initial forecasts are inaccurate or if unforeseen changes during the course of the project lead to increased costs, cost overruns in completing this type of project could have an adverse effect on the results of operations of the Company. Although the Company has taken certain steps to limit the risk of losses on such contracts, such as strengthening project oversight and increasing training of project managers, there can be no assurance that the Company will succeed in its efforts.

**Dependence on Third-Party Subcontractors to Provide Services**

In providing systems development and other services to its customers, the Company typically subcontracts software coding and other discrete aspects of such projects to a network of third-party subcontractors, principally where doing so is more cost-effective. The Company does not believe the loss of any one subcontracting relationship would have a material adverse effect on its operations. Delays, quality problems or disputes associated with the use of subcontractors, or difficulties with finding and retaining skilled subcontractors, could affect the quality of service the Company provides and lead to customer dissatisfaction if not remedied promptly.

**Relationship with Nomura Holdings and its Subsidiaries and Affiliates**

The Company is an affiliate of Nomura Holdings. Nomura Asset Management Co., Ltd. ("Nomura Asset Management") is a subsidiary of Nomura Holdings. Together, Nomura Holdings and Nomura Asset Management will own approximately 24 per cent. of the Shares following the Offerings. In addition, following the Offerings Nomura Land and Building Co., Ltd. ("Nomura Land and Building"), an affiliate of Nomura Holdings, will own approximately 31 per cent. of the Shares and Jafco Co., Ltd. ("Jafco"), another affiliate of Nomura Holdings, will own approximately 9 per cent. of the Shares. As a result, following the Offerings these four shareholders may have significant influence over the Company, including with respect to election of Directors of the Company and approval or disapproval of other matters requiring shareholder approval.

The Company's current President joined the Company from the Former Nomura Securities in 1994. As noted above, the Former Nomura Securities has been the Company's largest customer and historically the Company has coordinated many of its business activities, and engaged in transactions, with Nomura Holdings (including as the Former Nomura Securities), its subsidiaries and other affiliates. See "Business–Relationship with Nomura Holdings and its Subsidiaries and Affiliates" and Note 20 to the Financial Statements. Due to its relationship with these companies, it is possible that in conducting its business and in deciding whether to pursue particular investments or opportunities, the Company might take into consideration the interests of these companies.

**Investment Securities**

The Company has historically made investments in the shares of a number of its customers as well as certain affiliates of Nomura Holdings. As of 30th September, 2001, the Company held investment securities, including investments in affiliates, valued at ¥66,326 million (*U.S.$555,494 thousand*), representing interests in 69 companies. The Company also expects from time to time to have the opportunity to invest in new ventures with its customers, especially those related to sectors targeted by the Company as strategic. For example, in February 2000, Seven-Eleven Japan formed a new subsidiary, 7dream.com. The new company offers a variety of products and services via the Internet with delivery and multimedia kiosks available at the over 8,800 Seven-Eleven convenience stores in Japan. Seven-Eleven Japan owns 51 per cent. of the venture and the Company owns 13 per cent. In addition to these investment securities, the Company had as of 30th September, 2001 ¥20,010 million (*U.S.$167,588 thousand*) in interests in money management funds and ¥15,002 million (*U.S.$125,645 thousand*) in interests in free financial funds, both of which it recorded as short-term investment securities.

Pursuant to a new accounting standard regarding financial instruments, the Company, starting in fiscal 2000, values marketable investment securities at market value as of the balance sheet date and records unrealised gains, net of taxes, in shareholders' equity. Based on this accounting standard, the Company also values non-marketable investment securities at cost based on the moving average method. However, the Company writes down the value of investment securities carried at cost if the value of such securities becomes significantly impaired. As of 30th September, 2001, the Company held marketable equity securities with an aggregate acquisition cost of ¥3,203 million (*U.S.$26,826 thousand*) and a market value of ¥46,982 million (*U.S.$393,484 thousand*). Individual holdings in marketable equity securities as of 30th September, 2001, included 5,688,000 shares of Jafco, an affiliate of Nomura Holdings, with a market value as of such date of approximately ¥37 billion. The Company as of such date also held non-marketable securities, excluding interests in affiliates, in the amount of ¥53,306 million (*U.S.$446,449 thousand*). Individual holdings in such non-marketable securities at 30th September, 2001, included ¥20,010 million (*U.S.$167,588 thousand*) in interests in money management funds, ¥15,002 million (*U.S.$125,645 thousand*) in interests in free financial funds, ¥7,000 million (*U.S.$58,626 thousand*) of unsecured bonds of NF Biru Investments Co., Ltd. ("NF Biru"), a special purpose company established by Nomura Real Estate Development Co., Ltd. ("Nomura Real Estate"), a subsidiary of Nomura Land and Building, in connection with the securitisation of real estate and ¥5,851 million (*U.S.$49,003*

*thousand*) of shares of common stock in Nomura Land and Building. The value of the Company's investments is subject to fluctuation based on economic conditions and the performance of the companies that issued the securities, and the Company's shareholders' equity may be reduced as a result of such fluctuations.

***Risks Related to the Shares***

**Lack of Prior Market for Shares**

Prior to the Offerings, there has been no trading market for the Shares. In connection with the Offerings, the Shares are expected to be admitted for trading on the First Section of the Tokyo Stock Exchange, but there is no assurance that a significant public market for the Shares will develop or be sustained after the Offerings. Because the Shares are not being listed in any other jurisdiction, no public market will develop outside Japan.

**Shares Eligible for Future Sale**

Immediately following the Offerings, the Selling Shareholders will own an aggregate of 19,400,000 Shares, representing approximately 43 per cent. of the then outstanding Shares. See "Principal Shareholders and Selling Shareholders". The Selling Shareholders, any other existing shareholders of the Company, as well as any person who acquires Shares sold in the Offerings will be able to sell their Shares immediately after the Offerings on the Tokyo Stock Exchange or otherwise in Japan or elsewhere in accordance with Regulation S under the Securities Act. In addition, at such time the Company's Board of Directors will be entitled to issue additional Shares within the unissued portion of the Company's authorised share capital, generally without any shareholder vote. The Company, certain of the Selling Shareholders not selling their entire holdings and certain other shareholders of the Company holding in the aggregate approximately 67 per cent. of the outstanding Shares have agreed to restrictions on any sale or disposal of their Shares during the period beginning on the date of this Offering Circular and ending on the date 180 calendar days after the date of the closing of the Offerings as described in "Offering and Sale". The Global Coordinator, however, may release any of them from such restrictions without notice. The sale or issuance or the potential for sale or issuance of such Shares could have an adverse impact on the market price of the Shares.

**Restrictions on the Shares Under Japan's Unit Share System**

Pursuant to the Commercial Code of Japan relating to joint stock corporations and other related legislation, the Company's Articles of Incorporation are deemed to provide that 100 Shares constitute one "unit". The Commercial Code imposes significant restrictions and limitations on holdings of Shares that do not constitute whole units. In general, holders of Shares constituting less than a unit do not have the right to vote or to examine the books and records of the Company. The transferability of Shares constituting less than one unit is significantly limited. For a more complete description of the unit share system and its effect on the rights of holders of Shares, see "Description of the Shares—Unit Share System".

**Passive Foreign Investment Company**

Based on the projected composition of its income and valuation of its assets, including goodwill, the Company may be a passive foreign investment company ("PFIC") for United States federal income tax purposes for fiscal 2001 or may become one in the future, although there can be no certainty in this regard. Because the Company has valued its goodwill for purposes of the PFIC tests based on the anticipated market value of the Shares immediately after the Offerings, a decrease in the price of the Shares may affect the Company's PFIC status. Any investor that owns Shares at any time during a taxable year in which the Company is a PFIC will be subject to special United States federal income tax rules and, generally, will be subject to additional tax and an interest charge upon certain distributions by the Company or upon gains realised upon a sale or other disposition of the Shares. See "Taxation—United States Federal Income Taxation—Passive Foreign Investment Company" for a more detailed discussion of the consequences of the Company being deemed a PFIC. Investors are urged to consult their tax advisors regarding the application of the PFIC rules to them.

**Dilution on Part of New Investors**

Purchasers of the International Shares offered hereby will experience immediate and substantial dilution in the net tangible stock value of their International Shares. In the event the Company issues additional Shares in the future, purchasers of the International Shares offered hereby may experience further dilution.

## NOMURA RESEARCH INSTITUTE, LTD.

The Company is a leading provider in Japan of system solutions services and consulting/knowledge services. System solutions services include the development, installation, operation and management of computer systems and networks. In conjunction with these services, the Company also procures systems equipment and related products for its clients' systems. Consulting/knowledge services include research on macroeconomic trends, management consulting advice, asset management analyses and information services.

The Company is a joint stock corporation with unlimited duration. Its registered head office is located at Shin Otemachi Building, 2-1, Otemachi 2-chome, Chiyoda-ku, Tokyo 100-0004, Japan. The Company's other facilities as of 30th September, 2001, consisted of five main office locations, three data centre, a learning centre and residential facilities for certain of its employees. As of 30th September, 2001, the Company had seven subsidiaries in Japan and seven overseas subsidiaries. Also as of 30th September, 2001, the Company had 4,213 full-time employees.

The Company's sales for interim 2001 were ¥109,099 million (*U.S.$913,727 thousand*), as compared to ¥102,496 million for interim 2000. The Company's net income for interim 2001 was ¥12,942 million (*U.S.$108,392 thousand*), as compared to ¥8,600 million for interim 2000.

The Company's sales for fiscal 2000 were ¥217,984 million (*U.S.$1,825,662 thousand*), as compared to ¥183,616 million in fiscal 1999. The Company's net income for fiscal 2000 was ¥25,382 million (*U.S.$212,580 thousand*), as compared to ¥5,130 million in fiscal 1999.

## USE OF PROCEEDS

The Company will not receive any proceeds from the sale of the Existing Shares by the Selling Shareholders. The net proceeds to the Company from the issuance of 2,000,000 New Shares in the Japanese Offering, which are estimated to be approximately ¥20,770 million, will be used by the Company as follows: (i) approximately ¥1,600 million to repay long-term debt; and (ii) the remaining balance to make capital investments, principally software and hardware to be used in providing system solution services. Notwithstanding the current intentions of the Company's management, it will retain discretion over the application of the net proceeds from the issuance of the New Shares. Because of the number and variety of factors that determine the Company's use of net proceeds, its actual application of the net proceeds could vary substantially from such current intentions.

## INFORMATION CONCERNING THE SHARES

### Dividends

The annual dividend is recommended by the Board of Directors and approved by shareholders at the ordinary general meeting of shareholders customarily held in June of each year. Immediately following the approval thereof at the meeting, annual dividend payments are made to holders or pledgees of record as of 31st March of such year. Additionally, the Company may, by resolution of the Board of Directors, make interim dividend payments in cash to holders or pledgees of record as of 30th September of any year. In the years ended 31st March, 1998, 1999, 2000 and 2001, the Company has not paid an interim dividend. See "Description of the Shares—Dividends".

It is the basic policy of the Company to continue to pay a stable cash dividend on an annual basis while seeking to maintain a sound asset base for its operations. The Company's management intends to pay dividends at levels which are consistent with this policy and which appropriately reflect the Company's long-term prospects. The declaration and payment of dividends are, however, subject to the future earnings of the Company, its financial conditions and other factors, including statutory and other restrictions with respect to dividend payouts. For a discussion of taxation of dividends, see "Taxation".

The following table sets forth the cash dividends paid by the Company to its shareholders with respect to the periods indicated:

| | Year ended 31st March, | | | |
|---|---|---|---|---|
| | 1998 | 1999 | 2000 | 2001 |
| | (Millions, except for percentages and per Share information) | | | |
| Consolidated net income[(1)] | ¥ 4,812 | ¥ 8,148 | ¥ 5,130 | ¥ 25,382 |
| Total amount of dividends applicable to the respective years | ¥ 215 | ¥ 215 | ¥ 215 | ¥ 215 |
| Dividend payout ratio[(2)] | 4.5% | 2.6% | 4.2% | 0.8% |
| Amount of dividend per Share applicable to the respective years[(3)] | ¥ 5 | ¥ 5 | ¥ 5 | ¥ 5 |

Notes:

(1) The figures for consolidated net income for the years ended 31st March, 1998, 1999, 2000 and 2001 contained in this table are derived from the audited consolidated statements of income for the years ended 31st March, 1998, 1999, 2000 and 2001, respectively.

(2) Calculated as dividend as a percentage of consolidated net income attributable to each period.

(3) The dividend per Share figures for the years ended 31st March, 1998, 1999 and 2000 have been adjusted to reflect a 10-for-1 stock split that took effect on 8th August, 2000.

### Changes in Issued Share Capital

The Company has an authorised capital stock consisting of 150,000,000 Shares, of which 43,000,000 Shares were issued and outstanding as of 30th September, 2001. The following table shows the changes in the issued share capital of the Company since 31st March, 1990:

| Date | Type of issue | Number of Shares issued | Total number of Shares in issue |
|---|---|---|---|
| Balance as at 31st March, 1990 | – | – | 4,000,000 |
| 3rd April, 1990 | Allotment to third parties (at an issue price of ¥35,000 per Share) | 300,000 | 4,300,000 |
| 8th August, 2000 | Stock split (10 for 1) | 38,700,000 | 43,000,000 |

### The Listing of the Shares

The Tokyo Stock Exchange has approved the listing of the Shares. The Tokyo Stock Exchange will determine at the time of the pricing of the Shares in connection with the Offerings whether the Shares will be eligible for listing on its First Section on the basis of criteria relating to the expected number of outstanding Shares, the expected aggregate market value of the Shares and the expected amount of public float of Shares, in each case at the time of listing, after taking into account the offer price of the Shares and certain other factors. On the basis of the current information concerning the Shares, the

Company's management expects that, in the absence of unforeseeable events, the Tokyo Stock Exchange will approve the listing of the Shares on its First Section. It is expected that the Shares will be admitted for trading on the First Section on or about 17th December, 2001.

## EXCHANGE RATES

The following table sets forth certain information concerning the exchange rate for dollars against yen traded in the Tokyo foreign exchange market for buying and selling spot dollars by telegraphic transfer against yen on each Japanese bank business day during the periods indicated:

| Year ended/ending 31st March, | High | Low | Period end |
|---|---|---|---|
| 1997 | 104.05 | 124.82 | 123.97 |
| 1998 | 110.68 | 134.45 | 133.39 |
| 1999 | 108.65 | 147.64 | 119.99 |
| 2000 | 101.35 | 124.75 | 105.29 |
| 2001 | 102.82 | 125.47 | 125.27 |
| 2002 (through 5th December, 2001) | 113.57 | 126.78 | 124.12 |

Fluctuations in exchange rates affect the foreign currency amounts received when dividends are remitted outside Japan to holders of Shares. Such fluctuations also affect the foreign currency equivalents of the yen price of the Shares on the Tokyo Stock Exchange and, accordingly, the foreign currency amounts received when a sale of Shares is made on the Tokyo Stock Exchange and its proceeds are remitted outside Japan.

## CAPITALISATION

The following table sets forth the consolidated capitalisation of the Company as of 30th September, 2001, as reflected in the Company's unaudited consolidated balance sheet at such date and as adjusted to give effect to the issuance of the New Shares. The data set forth in the following table and notes thereto should be read in conjunction with the notes to the consolidated financial statements contained elsewhere in this Offering Circular.

| | 30th September, 2001 | | |
|---|---|---|---|
| | Actual | As adjusted for the issuance of the New Shares | |
| | (Millions of yen) | | *(Thousands of U.S. dollars)* |
| Short-term borrowings (including current portion of long-term debt) | ¥ 1,608 | ¥ 1,608 | *$ 13,467* |
| Long-term debt (less current portion) | ¥ 3,222 | ¥ 3,222 | *$ 26,985* |
| Shareholders' equity: | | | |
| Common stock: | | | |
| Authorised — 150,000,000 Shares; | | | |
| Issued — 43,000,000 and 45,000,000 Shares as adjusted for the issuance of the New Shares | 10,100 | 18,600 | *155,779* |
| Additional paid-in capital | 2,400 | 14,800 | *123,953* |
| Retained earnings | 116,715 | 116,715 | *977,513* |
| Unrealised gain on other securities | 25,226 | 25,226 | *211,273* |
| Translation adjustments | (349) | (349) | *(2,923)* |
| Total shareholders' equity | 154,092 | 174,992 | *1,465,595* |
| Total capitalisation[1] | ¥ 157,314 | ¥ 178,214 | *$ 1,492,580* |

Note:

(1) Except as set forth above, there has been no material change in the Company's capitalisation since 30th September, 2001.

## SELECTED FINANCIAL DATA

The following selected consolidated financial data as of 31st March, 1997, 1998, 1999, 2000 and 2001 and for the years ended 31st March, 1997, 1998, 1999, 2000 and 2001 are derived from the consolidated financial statements of the Company for such periods, which have been audited by Shin Nihon & Co., independent certified public accountants. The following selected consolidated financial data as of 30th September, 2000 and 2001 and for the six months ended 30th September, 2000 and 2001 are derived from the unaudited consolidated financial statements of the Company for such periods. The information set forth below should be read in conjunction with, and is qualified in its entirety by reference to, the "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements contained elsewhere in this Offering Circular. The Company prepares its financial statements in accordance with Japanese GAAP, which differs in certain respects from U.S. GAAP. See "Summary of Certain Significant Differences Between Japanese and U.S. Generally Accepted Accounting Principles" and the Financial Statements.

| | Year ended 31st March, | | | | | | Six months ended 30th September, | | |
|---|---|---|---|---|---|---|---|---|---|
| | 1997 | 1998 | 1999 | 2000 | 2001 | *2001* | 2000 | 2001 | *2001* |
| | | | | | | | (unaudited) | | *(unaudited)* |
| | (Millions of yen, except per share data and percentages) | | | | | *(Thousands of U.S. dollars, except per share data)* | (Millions of yen, except per share data and percentages) | | *(Thousands of U.S. dollars, except per share data)* |
| **Income Statement Data:** | | | | | | | | | |
| Sales | ¥ 167,444 | ¥ 157.785 | ¥ 175,058 | ¥ 183,616 | ¥ 217,984 | $ *1,825,662* | ¥ 102,496 | ¥ 109,099 | $ *913,727* |
| Cost of sales | 125.071 | 121.359 | 132.561 | 138.395 | 160.643 | *1,345,419* | 75.254 | 80,981 | *678,233* |
| Gross profit | 42.373 | 36,426 | 42,497 | 45.221 | 57,341 | *480,243* | 27.242 | 28,118 | *235,494* |
| Selling, general and administrative expenses | 30,812 | 25,781 | 25,929 | 25,906 | 29.498 | *247,052* | 13,775 | 16,070 | *134,590* |
| Operating profit | 11,561 | 10.645 | 16,568 | 19,315 | 27.843 | *233,191* | 13.467 | 12,048 | *100,904* |
| Other income (expenses) | (182) | (307) | (1.397) | (9.725) | 15,786 | *132,211* | 1,170 | 10,146 | *84,975* |
| Income before income taxes | 11.379 | 10.338 | 15.171 | 9.590 | 43,629 | *365,402* | 14,637 | 22.194 | *185,879* |
| Provision for income taxes | | | | | | | | | |
| Current | 5,656 | 5.526 | 7,023 | 9,880 | 22.129 | *185,335* | 6,694 | 3,039 | *25,452* |
| Deferred | – | – | – | (5,420) | (3.882) | *(32,513)* | (657) | 6.213 | *52,035* |
| Total | 5,656 | 5.526 | 7.023 | 4,460 | 18.247 | *152,822* | 6.037 | 9.252 | *77,487* |
| Net income | ¥ 5.723 | ¥ 4.812 | ¥ 8.148 | ¥ 5.130 | ¥ 25.382 | $ *212,580* | ¥ 8.600 | ¥ 12.942 | $ *108.392* |
| **Per Share Data:** | | | | | | | | | |
| Net income[1] | ¥ 133 | ¥ 112 | ¥ 190 | ¥ 119 | ¥ 590 | $ *4.94* | ¥ 200 | ¥ 301 | $ *2.52* |
| Cash dividends[1] | ¥ 5 | ¥ 5 | ¥ 5 | ¥ 5 | ¥ 5 | $ *0.04* | ¥ – | ¥ – | $ – |
| **Balance Sheet Data (at period end):** | | | | | | | | | |
| Total assets | ¥ 141,752 | ¥ 146.464 | ¥ 152.163 | ¥ 168.274 | ¥ 289.104 | $ *2,421,307* | ¥ 291.962 | ¥ 236,124 | $ *1,977,588* |
| Total liabilities | ¥ 77,619 | ¥ 78,937 | ¥ 70.971 | ¥ 76,437 | ¥ 123,932 | $ *1,037,957* | ¥ 119.872 | ¥ 82.032 | $ *687,035* |
| Long-term liabilities | ¥ 25.223 | ¥ 24.190 | ¥ 25.048 | ¥ 31,603 | ¥ 66.058 | $ *553,250* | ¥ 76.700 | ¥ 42.234 | $ *353,719* |
| Total shareholders' equity | ¥ 64.133 | ¥ 67.527 | ¥ 81,192 | ¥ 91,837 | ¥ 165,172 | $ *1,383,350* | ¥ 172.090 | ¥ 154,092 | $ *1,290,553* |
| **Certain Ratios and Operating Data:** | | | | | | | | | |
| Operating margin | 6.9% | 6.7% | 9.5% | 10.5% | 12.8% | – | 13.1% | 11.0% | – |
| Total assets turnover[2] | 120.1% | 109.5% | 117.2% | 114.6% | 95.3% | – | 89.1% | 83.1% | – |
| Return on assets[3] | 8.3% | 7.4% | 11.1% | 12.1% | 12.2% | – | 11.7% | 9.2% | – |

Notes:

(1) Adjusted to reflect a 10-for-1 stock split that took effect on 8th August, 2000.

(2) Total assets turnover is calculated using the average total assets during the period. Figures for interim 2000 and 2001 have been annualised.

(3) Return on assets is calculated based on the operating profit for and the average total assets during the period. Figures for interim 2000 and 2001 have been annualised.

## MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

*Prospective investors should read the following discussion of the financial condition and results of operations together with the financial statements and the notes to such statements included elsewhere in this Offering Circular. The presentation in this section contains forward-looking statements.*

**Overview**

The Company provides system solutions services and consulting/knowledge services. In fiscal 2000, system solutions services accounted for approximately 85 per cent. of the Company's sales. Although the Company reports these businesses as separate segments, in practice the Company seeks to meet both the information technology and consulting needs of customers and often generates revenue in both segments from a single client.

In its system solutions business, the Company generates revenue from the provision of both total system solutions and ongoing technical support services. In fiscal 2000, of the total revenue from the system solutions business:

- approximately 44 per cent. was from new development projects and software sales;
- approximately 44 per cent. was from the provision of systems management and support; and
- approximately 12 per cent. was from sales (referred to below as product sales) of computer equipment and related products made in connection with systems development projects.

In recent fiscal years, sales to the Former Nomura Securities and the wholesale and retail sector, more than half of which is to Ito-Yokado and its subsidiaries such as Seven-Eleven Japan, have been over 20 per cent. and 15 per cent. of the Company's total sales, respectively. More than half of the Company's system solutions sales in fiscal 2000 consisted of sales of systems development, management and operations services to financial sector customers and sales of systems management and operations services to retail sector customers. With respect to consulting/knowledge services in fiscal 2000, sales to private sector clients, more than half of which were to financial sector customers, were greater than sales to the public sector.

Over 90 per cent. of the Company's sales are made in Japan.

The timing of major projects for large customers is one factor in period to period changes in the Company's results of operations. Most of the Company's projects are less than one year in duration or are conducted in separate stages of less than one year and revenue is recognised on a percentage of completion basis. Revenue from ongoing system management and support services is generally received on a monthly basis. Monthly fees consist of both fixed fees and variable fees based on transaction volume.

Historically, the Company has realised a somewhat greater portion of its sales in the second half of the fiscal year, although this effect was less pronounced in fiscal 2000 than in other periods. The Company's operating profit tends to be higher in the second half as well, given that fixed costs tend to be relatively constant through the fiscal year.

The Company's sales increased by 4.9 per cent. from ¥175,058 million in fiscal 1998 to ¥183,616 million in fiscal 1999 and by 18.7 per cent. to ¥217,984 million (*U.S.$1,825,662 thousand*), or approximately ¥57 million per employee, in fiscal 2000. The Company saw increases in projects for both the private and public sectors in fiscal 2000, in particular those relating to ongoing liberalization and restructuring in the Japanese financial services industry. The Company's sales for interim 2001 were ¥109,099 million (*U.S.$913,727 thousand*), a 6.4 per cent. increase compared to ¥102,496 million in sales in interim 2000. Sales growth in the first half of fiscal 2000 was particularly strong by comparison because of a number of projects for securities companies to develop systems in response to ongoing deregulation, as well as equipment sales for major projects. The Company currently expects sales to increase in fiscal 2001 but at a lower rate than in fiscal 2000.

The principal components of cost of sales are subcontractor costs, personnel expenses other than those included in selling, general and administrative expenses, hardware and software costs, and depreciation and amortisation. Subcontractor costs, which constitute a significant portion of the cost of sales, represent fees paid by the Company for services such as software coding and market surveys that are more cost-efficient to subcontract. See "Business—Subcontracting and Collaboration".

Since 1995, the Company has used time management systems that allow each employee to input time records directly into a central database. The Company's Project Assessment Department relies on these systems and guidelines based on the Company's accumulated institutional experience and know-how to ensure projects proceed smoothly and to manage personnel and personnel costs more effectively.

Hardware and software costs are primarily the cost of systems components and software purchased from vendors and resold by the Company to its customers. Software applications intended for internal use are developed by the Company to render customer services and the related development and subcontractor costs and personnel expenses are capitalised and then amortised. Prior to fiscal year 1999, subcontractor costs related to software intended for internal use were not capitalised as software but instead were recorded as long-term prepaid expenses.

Selling, general and administrative expenses constituted 13.5 per cent. of sales for fiscal 2000. The largest component, constituting almost one-half, was personnel expenses for employees engaged in sales, administration and research and development. The other main components were fees for temporary administrative staff and rent expense.

On a segment basis, almost all of the Company's operating profit is attributable to the system solutions services business. However, its consulting/knowledge services are often provided together with, and are integral to, the Company's system solutions services. Furthermore, the Company's research activities, consulting projects and knowledge solutions services, as well as its reputation as one of Japan's leading private think-tanks, often lead to engagements to provide system solutions services. Thus, the Company believes that the consulting/knowledge services segment contributes to the Company's overall business in many ways other than its contribution to the Company's operating profit. The Company's operating profit for fiscal 2000 was ¥27,843 million (*U.S.$233,191 thousand*), and operating profit per employee was approximately ¥7 million.

**Pension Plans**

In fiscal 1998, the Company incurred ¥2,961 million in expenses in order to account for prior service costs under its noncontributory defined benefit pension plan. In fiscal 2000, the Company recorded an additional ¥344 million (*U.S.$2,881 thousand*) in expenses related to such plan as well as its retirement severance payment plan due to a new accounting standard for employee retirement benefits that requires companies to provide for retirement benefits on an accrual basis. That amount represented the shortfall between plan assets and the Company's obligations calculated at the time of adoption of the new accounting standard. In addition, the Company made an additional provision in fiscal 2000 of ¥6,122 million (*U.S.$51,273 thousand*) principally due to its lowering the discount rate for its noncontributory defined benefit pension plan from 3.0 per cent. to 2.4 per cent. during the year.

The Company formerly also participated in the Japan Securities Dealers Employees' Pension Fund, a securities industry welfare pension plan, together with many of Japan's leading securities companies. Although the new accounting standard for employee retirement benefits does not apply to such jointly operated funds, the Company decided to set aside a reserve primarily to account for its estimate of its share of the difference between the projected benefit obligation of the non-contributory portion of such fund and the present value of such portion's assets. As a result, the Company made provisions for the welfare pension plan of ¥10,574 million in fiscal 1999. The Company made an additional provision of ¥974 million (*U.S.$8,157 thousand*) in fiscal 2000, mainly to adjust for a lower discount rate for the plan. See "Retirement and Severance Benefits for Employees" under Note 1 to the Financial Statements. The Company withdrew from this industry plan during interim 2001 and has recorded in other income in interim 2001 the ¥8,147 million (*U.S.$68,233 thousand*) difference between its ¥11,548 million (*U.S.$96,717 thousand*) allowance for the welfare pension plan and the ¥3,401 million (*U.S.$28,484 thousand*) it contributed to the fund upon withdrawal as a reversal of allowance for the welfare pension plan.

In addition, due to the recent downturn in the financial markets, returns on the Company's plan assets in the noncontributory defined pension plan declined in interim 2001. The Company's practice is to account fully for costs that arise as a result of such lower returns within the fiscal year in which they arise. However, Japanese accounting standards only require the Company to account for such costs at the end of the fiscal year. As a result, the Company's interim 2001 financial statements do not reflect the costs, which the Company estimates are approximately ¥2,500 million, that arose during interim 2001 as a result of the decline in returns. While any improvement in returns in the second half of fiscal 2001 could reduce

the actual costs the Company may record at the end of the year, continuing weak performance would increase the costs recorded for the full year.

**Investment Securities**

At 30th September, 2001, the Company's balance sheet included holdings of investment securities and investments in affiliates of ¥66,326 million (*U.S.$555,494 thousand*). This total included marketable equity securities originally acquired at a cost of ¥3,203 million (*U.S.$26,826 thousand*) and that had a market value of ¥46,982 million (*U.S.$393,484 thousand*) as of such date and non-marketable securities, excluding interests in affiliates, with a recorded value of ¥18,294 million (*U.S.$153,216 thousand*). These investments consist primarily of the shares of customers and certain affiliates of Nomura Holdings which the Company acquired to strengthen business relationships. The Company has gradually reduced such investments over time and expects to continue to do so where investments cease to serve a business purpose. In addition, the Company had as at such date ¥20,010 million (*U.S.$167,588 thousand*) in interests in money management funds and ¥15,002 million (*U.S.$125,645 thousand*) in interests in free financial funds that it recorded as short-term investment securities.

The Company may, however, in the future invest in new ventures, especially where doing so offers benefits to or synergies with the Company's business.

Pursuant to a new accounting standard regarding financial instruments, the Company, starting in fiscal 2000, values marketable investment securities at market value as of the balance sheet date and non-marketable investment securities at cost based on the moving average method. The Company writes down the value of non-marketable investment securities carried at cost if the value of such securities becomes significantly impaired. The adoption of this standard significantly increased the value of investment securities and other assets on the Company's balance sheet. The increase in value was particularly applicable to investment securities. Under the new standard, unrealised gains on marketable securities classified as other securities, net of taxes, are recorded in shareholders' equity. At 31st March, 2001, the portion of unrealised gains on other securities included in shareholders' equity totaled ¥48,518 million (*U.S.$406,348 thousand*) and associated deferred tax liabilities were ¥35,133 million (*U.S.$294,246 thousand*). At 30th September, 2001, the portion of unrealised gains on other securities included in shareholders' equity had decreased to ¥25,226 million (*U.S.$211,273 thousand*) and associated deferred tax liabilities were ¥18,267 million (*U.S.$152,990 thousand*). The new accounting standard does not affect the treatment of investment securities in the income statement.

**Results of Operations**

The following tables set forth certain information relating to the Company's income and expense items, and the percentages of sales represented by such items, for fiscal years 1998, 1999 and 2000, as well as such data relating to the interim fiscal periods ended 30th September, 2000 and 2001:

| | Year ended 31st March, | | | | | |
|---|---|---|---|---|---|---|
| | 1999 | | 2000 | | 2001 | |
| | (Millions of yen, except percentages) | | | | | |
| Sales | ¥ 175,058 | 100.0% | ¥ 183,616 | 100.0% | ¥ 217,984 | 100.0% |
| Cost of sales | 132,561 | 75.7 | 138,395 | 75.4 | 160,643 | 73.7 |
| Gross profit | 42,497 | 24.3 | 45,221 | 24.6 | 57,341 | 26.3 |
| Selling, general and administrative expenses | 25,929 | 14.8 | 25,906 | 14.1 | 29,498 | 13.5 |
| Operating profit | 16,568 | 9.5 | 19,315 | 10.5 | 27,843 | 12.8 |
| Other income (expenses): | | | | | | |
| Interest and dividend income | 2,518 | 1.4 | 1,533 | 0.8 | 3,368 | 1.5 |
| Equity in earnings of affiliates | 24 | 0.0 | 113 | 0.1 | 350 | 0.2 |
| Interest expense | (455) | (0.2) | (168) | (0.1) | (140) | (0.1) |
| Loss on property and equipment | (5,092) | (2.9) | (756) | (0.4) | (5,456) | (2.5) |
| Gain (loss) on investment securities | 60 | 0.0 | (705) | (0.4) | 25,437 | 11.7 |
| Gain on investments in affiliates | 5,546 | 3.2 | 813 | 0.4 | – | – |
| Provision for net retirement benefit obligation at transition | – | – | – | – | (344) | (0.2) |
| Actuarial loss | – | – | – | – | (6,122) | (2.8) |
| Provision for the welfare pension plan | – | – | (10,574) | (5.7) | (974) | (0.4) |
| Reversal of allowance for the welfare pension plan | – | – | – | – | – | – |
| Prior service cost of the employee pension plan | (2,961) | (1.7) | – | – | – | – |
| Other, net | (1,037) | (0.6) | 19 | 0.0 | (333) | (0.2) |
| Income before income taxes | 15,171 | 8.7 | 9,590 | 5.2 | 43,629 | 20.0 |
| Provision for income taxes | 7,023 | 4.0 | 4,460 | 2.4 | 18,247 | 8.4 |
| Net income | ¥ 8,148 | 4.7% | ¥ 5,130 | 2.8% | ¥ 25,382 | 11.6% |

| | Six months ended 30th September, | | | |
|---|---|---|---|---|
| | 2000 | | 2001 | |
| | (Millions of yen, except percentages) | | | |
| Sales | ¥ 102,496 | 100.0% | ¥ 109,099 | 100.0% |
| Cost of sales | 75,254 | 73.4 | 80,981 | 74.2 |
| Gross profit | 27,242 | 26.6 | 28,118 | 25.8 |
| Selling, general and administrative expenses | 13,775 | 13.5 | 16,070 | 14.8 |
| Operating profit | 13,467 | 13.1 | 12,048 | 11.0 |
| Other income (expenses): | | | | |
| Interest and dividend income | 2,806 | 2.8 | 2,145 | 2.0 |
| Equity in earnings of affiliates | 214 | 0.2 | 135 | 0.1 |
| Interest expense | (63) | (0.1) | (75) | (0.1) |
| (Loss) on property and equipment | (280) | (0.3) | (126) | (0.1) |
| Gain (loss) on investment securities | (738) | (0.7) | – | – |
| Gain on investments in affiliates | 0 | 0.0 | – | – |
| Provision for net retirement benefit obligation at transition | (344) | (0.3) | – | – |
| Actuarial loss | – | – | – | – |
| Provision for the welfare pension plan | – | – | – | – |
| Reversal of allowance for the welfare pension plan | – | – | 8,147 | 7.5 |
| Prior service cost of the employees' pension plan | – | – | – | – |
| Other, net | (425) | (0.4) | (80) | (0.1) |
| Income before income taxes | 14,637 | 14.3 | 22,194 | 20.3 |
| Income taxes | 6,037 | 5.9 | 9,252 | 8.4 |
| Net income | ¥ 8,600 | 8.4% | ¥ 12,942 | 11.9% |

*Comparison of Interim 2001 with Interim 2000*

*Sales.* Sales totaled ¥109,099 million (*U.S.$913,727 thousand*) in the six months ended 30th September, 2001, an increase of 6.4 per cent. from ¥102,496 million in the six months ended 30th September, 2000. Sales in both of the Company's segments increased, although at a relatively modest rate as sales in interim 2000 had been particularly strong due to both systems development projects, such as those relating to the new real-time gross settlement system for the securities industry, as well as robust equipment sales. While system development sales in interim 2001, particularly to the financial services industry, grew, equipment sales declined as a number of the Company's major clients had recently completed significant IT-related capital expenditures. Sales in the consulting/knowledge segment were in general strong, with a large project for a client in the media industry particularly contributing to increased sales.

*Cost of sales.* Cost of sales increased 7.6 per cent. from ¥75,254 million in the six months ended 30th September, 2000 to ¥80,981 million (*U.S.$678,233 thousand*) in the six months ended 30th September, 2001. This increase was primarily due to increases in subcontractor costs and personnel expenses. Hardware and software costs decreased as a result of decreases in equipment sales. The principal cause for the increase in personnel expenses were increased hirings to promote medium- to long-term corporate growth. The ratio of cost of sales to sales increased slightly from 73.4 per cent. in interim 2000 to 74.2 per cent. in interim 2001.

*Gross profit.* As a result of the above, gross profit increased 3.2 per cent. from ¥27,242 million in the six months ended 30th September, 2000 to ¥28,118 million (*U.S.$235,494 thousand*) in the six months ended 30th September, 2001, and gross margin decreased from 26.6 per cent. in the six months ended 30th September, 2000 to 25.8 per cent. in the six months ended 30th September, 2001.

*Selling, general and administrative expenses.* Selling, general and administrative expenses increased by 16.7 per cent. from ¥13,775 million in the six months ended 30th September, 2000 to ¥16,070 million (*U.S.$134,590 thousand*) in the six months ended 30th September, 2001. This increase was attributable principally to increases in personnel expenses, due mainly to increases in personnel expenses for employees engaged in quality control and research and development incurred to promote medium- to long-term corporate growth. Increases in both subcontractor costs, including fees for temporary administrative staff, as well as rental expenses relating to the Company's learning centre and other facilities, also contributed to the increase in selling, general and administrative expenses.

*Operating profit.* As a result of the growth in selling, general and administrative expenses outpacing the growth in gross profit, operating profit decreased 10.5 per cent. to ¥12,048 million (*U.S.$100,904 thousand*) in the six months ended 30th September, 2001 from ¥13,467 million in the six months ended 30th September, 2000. Operating margin decreased from 13.1 per cent. in the six months ended 30th September, 2000 to 11.0 per cent. in the six months ended 30th September, 2001.

*Other income (expenses).* Other income totaled ¥10,146 million (*U.S.$84,975 thousand*) in the six months ended 30th September, 2001, a 767.2 per cent. increase from ¥1,170 million for the six months ended 30th September, 2000. The main factor in the increase was the ¥8,147 million (*U.S.$68,233 thousand*) reversal of allowance for the welfare pension plan in connection with the Company's withdrawal from the securities industry welfare pension plan, as discussed in greater detail under "—Pension Plans".

Interest and dividend income in interim 2001 was ¥2,145 million (*U.S.$17,965 thousand*), a 23.6 per cent. decrease compared to ¥2,806 million in interim 2000. The principal elements for this decline were the loss of dividend income from the Company's shares of Kokusai Securities Co., Ltd. ("Kokusai Securities"), which it sold to The Bank of Tokyo Mitsubishi, Ltd. (the "Bank of Tokyo-Mitsubishi") in November 2000, as well as a decrease due to unfavourable market conditions in the Company's proportionate share of gains realised by venture capital partnerships in which it has invested. The Company had ¥2,321 million (*U.S.$19,439 thousand*) in investment partnership interests as of 30th September, 2001.

The Company experienced net losses of ¥738 million on investment securities in the six months ended 30th September, 2000, due predominantly to a write-down of its shareholding in Nomura Finance Co., Ltd. ("Nomura Finance"). In addition, the Company made a ¥344 million provision for net retirement benefit obligation at transition due to the introduction of a new accounting standard for employee retirement benefits that requires companies to provide for retirement benefits on an accrual basis. No such losses or provisions were made in the six months ended 30th September, 2001.

Other, net was ¥80 million (*U.S.$670 thousand*) in expenses for the six months ended 30th September, 2001 compared to ¥425 million in expenses for the six months ended 30th September, 2000. The higher expenses in interim 2000 were mainly attributable to devaluation losses on corporate golf club memberships realised in this period following a change in accounting standards.

*Income before income taxes.* Due principally to other income more than offsetting the decrease in operating profit, income before income taxes for the six months ended 30th September, 2001 increased by 51.6 per cent. or ¥7,557 million (*U.S.$63,291 thousand*) from ¥14,637 million in the corresponding period of the previous year to ¥22,194 million (*U.S.$185,879 thousand*).

*Income taxes.* Income taxes for the six months ended 30th September, 2001 were ¥9,252 million (*U.S.$77,487 thousand*) compared to ¥6,037 million in the six months ended 30th September, 2000. The actual effective tax rate applicable to the Company was 41.2 per cent. and 41.7 per cent. for the six months ended 30th September, 2000 and 2001, respectively.

*Net income.* As a result of the foregoing factors, net income for the six months ended 30th September, 2001 increased by 50.5 per cent. or ¥4,342 million (*U.S.$36,365 thousand*) from ¥8,600 million to ¥12,942 million (*U.S.$108,392 thousand*) as compared to the six months ended 30th September, 2000. The Company's net margin increased to 11.9 per cent. in the six months ended 30th September, 2001 from 8.4 per cent. in the six months ended 30th September, 2000.

*Comparison of Fiscal 2000 with Fiscal 1999*

*Sales.* Sales totaled ¥217,984 million (*U.S.$1,825,662 thousand*) in fiscal 2000, an increase of 18.7 per cent. from ¥183,616 million in fiscal 1999. This increase reflected strong growth in both of the Company's segments. The increase in sales of system solutions services principally reflected new systems development projects for the financial industry related to the new real-time gross settlement system for the securities industry, online trading systems and systems for employee-directed pension plans, as well as increased product sales to public sector clients. Consulting/knowledge services increased in part because of a large project for a client in the media industry.

*Cost of sales.* Cost of sales increased 16.1 per cent. from ¥138,395 million in fiscal 1999 to ¥160,643 million (*U.S.$1,345,419 thousand*) in fiscal 2000 in line with the growth of the Company's sales. The biggest components of the increase were subcontractor costs, personnel expenses and hardware and software costs.

*Gross profit.* As a result of sales growth outpacing growth in the cost of sales, gross profit increased 26.8 per cent. from ¥45,221 million in fiscal 1999 to ¥57,341 million (*U.S.$480,243 thousand*) in fiscal 2000. Gross margin increased from 24.6 per cent. in fiscal 1999 to 26.3 per cent. in fiscal 2000.

*Selling, general and administrative expenses.* Selling, general and administrative expenses increased by 13.9 per cent. from ¥25,906 million in fiscal 1999 to ¥29,498 million (*U.S.$247,052 thousand*) in fiscal 2000. This increase was attributable principally to an increase in personnel costs, which was primarily due to the Company in the second half of fiscal 2000 establishing a new Quality Management Division and enhancing its research and development activties in order to accommodate medium-to long-term corporate growth. An increase in subcontractor costs, including those for temporary administrative staff, also contributed to the increase in selling, general and administrative expenses. These increases were offset in part by lower rental expense and depreciation.

*Operating profit.* As a result of the preceding factors, operating profit grew 44.2 per cent. to ¥27,843 million (*U.S.$233,191 thousand*) in fiscal 2000 from ¥19,315 million in fiscal 1999. Operating margin grew from 10.5 per cent. in fiscal 1999 to 12.8 per cent. in fiscal 2000.

*Other income (expenses).* Other income totaled ¥15,786 million (*U.S.$132,211 thousand*) in fiscal 2000 as compared to other expenses of ¥9,725 million in fiscal 1999. The biggest factor in other income in fiscal 2000 was the realization of gains on investment securities of ¥25,437 million (*U.S.$213,040 thousand*), due mainly to a gain on the sale by the Company of shares of Kokusai Securities to the Bank of Tokyo-Mitsubishi in November 2000 offset in part by losses of ¥797 million (*U.S.$6,675 thousand*) due to the sale of the Company's remaining shareholding in Nomura Finance during the year. Nomura Finance had been undergoing a restructuring, and the Company, the Former Nomura Securities and certain other of its subsidiaries and affiliates sold all of their shares in Nomura Finance to an unaffiliated third party in December 2000. In fiscal 1999, the Company had a loss on investment securities of ¥705 million related primarily to its shareholding in Nomura Finance.

In fiscal 2000, the Company provided ¥344 million (*U.S.$2,881 thousand*) as the net retirement benefit obligation at transition under the new accounting standard applicable to its retirement benefit plans and also provided ¥6,122 million (*U.S.$51,273 thousand*) related to those plans and ¥974 million (*U.S.$8,157 thousand*) related to the securities industry plan in which the Company participates, in both cases due principally to lowering the discount rate for the plans.

Interest and dividend income increased 119.7 per cent. from ¥1,533 million in fiscal 1999 to ¥3,368 million (*U.S.$28,208 thousand*) in fiscal 2000. The main factor in the increase was the Company's proportionate share of gains realised by venture capital partnerships in the United States in which the Company has invested. Interest expense decreased to ¥140 million (*U.S.$1,173 thousand*) in fiscal 2000 from ¥168 million in fiscal 1999 due to a reduction in borrowings.

Losses on property and equipment increased sharply from ¥756 million in fiscal 1999 to ¥5,456 million (*U.S.$45,695 thousand*) in fiscal 2000. The main reason was a loss on the Company's sale of five employee dormitories to a wholly-owned subsidiary. Under Japanese GAAP, the Company recorded a loss on the transaction without the elimination of the corresponding unrealised loss because the property was sold at fair value and the Company determined that the loss was unrecoverable.

Other, net was ¥333 million (*U.S.$2,789 thousand*) in expenses for fiscal 2000 compared to ¥19 million in income for fiscal 1999. The increased expenses principally reflected writedowns of the value of corporate golf club memberships following the introduction of the new accounting standard for financial instruments.

*Income before income taxes.* Due to sales growing faster than expenses and gains from the sale of investment securities more than offsetting pension expenses and losses on the disposal of property, income before income taxes increased by 354.9 per cent. from ¥9,590 million in fiscal 1999 to ¥43,629 million (*U.S.$365,402 thousand*) in fiscal 2000.

*Income taxes.* Income taxes for fiscal 2000 were ¥18,247 million (*U.S.$152,822 thousand*) compared to ¥4,460 million in fiscal 1999. The effective tax rate applicable to the Company decreased from 46.5 per cent. in fiscal 1999 to 41.8 per cent. in fiscal 2000 as compared to a statutory tax rate of approximately 42 per cent. for both fiscal 1999 and 2000.

*Net income.* As a result of the foregoing factors, net income for fiscal 2000 increased by 394.8 per cent. or ¥20,252 million from ¥5,130 million to ¥25,382 million (*U.S.$212,580 thousand*) as compared to fiscal 1999. The Company's net margin increased to 11.6 per cent. in fiscal 2000 from 2.8 per cent. in fiscal 1999.

*Comparison of Fiscal 1999 with Fiscal 1998*

*Sales.* Sales totaled ¥183,616 million in fiscal 1999, an increase of 4.9 per cent. from ¥175,058 million in fiscal 1998. This increase reflected growth in both of the Company's segments, with sales of system solutions services increasing 4.1 per cent. and sales of consulting/knowledge services increasing 9.1 per cent. The increase in sales of system solutions services principally reflected an increase in sales to financial sector clients, which required services such as designing new systems or overhauling existing systems due to developments such as the deregulation of financial services commissions. This increase more than offset a decrease in sales to the wholesale and retail sector and government clients, which was due to the completion of certain major projects for such clients in fiscal 1998.

The increase in consulting/knowledge services reflected, among other factors, a notable increase in sales of asset management-related services to financial sector clients, particularly trust banks.

*Cost of sales.* Cost of sales increased 4.4 per cent. from ¥132,561 million in fiscal 1998 to ¥138,395 million in fiscal 1999 in line with the growth of the Company's sales. This increase principally reflected an increase in subcontractor costs and personnel expenses.

*Gross profit.* Gross profit increased 6.4 per cent. from ¥42,497 million in fiscal 1998 to ¥45,221 million in fiscal 1999, and gross margin increased slightly from 24.3 per cent. in fiscal 1998 to 24.6 per cent. in fiscal 1999.

*Selling, general and administrative expenses.* Selling, general and administrative expenses decreased 0.1 per cent. from ¥25,929 million in fiscal 1998 to ¥25,906 million in fiscal 1999. The decrease was attributable principally to a decrease in communications expenses, equipment expenses and office supply expenses as a result of a corporate reorganisation that led to stricter monitoring of and reductions in non-personnel costs. This decrease was offset in part by an 8.9 per cent. increase in

personnel expenses, which resulted primarily from raising the pay levels of employees formerly at NRI Information Systems, Ltd. to the levels of the Company employees following that entity's merger into the Company.

*Operating profit.* As a result of the preceding factors, operating profit grew 16.6 per cent. to ¥19,315 million in fiscal 1999 from ¥16,568 million in fiscal 1998. Operating margin increased from 9.5 per cent. in fiscal 1998 to 10.5 per cent. in fiscal 1999.

*Other income (expenses).* Other expenses, net increased significantly to ¥9,725 million in fiscal 1999 from ¥1,397 million in fiscal 1998. The main factor in the increase was the Company's provision of ¥10,574 million for the welfare pension plan in fiscal 1999. During the previous fiscal year the Company incurred ¥2,961 million in expenses to account for prior service costs under its noncontributory defined benefit pension plan. See "— Pension Plans".

Interest and dividend income decreased 39.1 per cent. from ¥2,518 million in fiscal 1998 to ¥1,533 million in fiscal 1999. Interest and dividend income was high in fiscal 1998 due to the Company's proportionate share of gains realised by venture capital partnerships in the United States in which the Company has invested. Interest expense decreased to ¥168 million in fiscal 1999 from ¥455 million in fiscal 1998 due to the reduction of borrowings.

Losses on property and equipment decreased sharply to ¥756 million in fiscal 1999 from ¥5,092 million in fiscal 1998. The Company realised a large one-time loss in fiscal 1998 in connection with the securitisation of real estate in Osaka described under "Liquidity and Capital Resources" below.

The Company experienced a net loss of ¥705 million on investment securities in fiscal 1999 following a net gain of ¥60 million in fiscal 1998. The net loss was primarily attributable to a reduction in the book value of its investment in Nomura Finance from ¥3,690 million to ¥3,075 million.

Gains on investments in affiliates were ¥5,546 million in fiscal 1998 and ¥813 million in fiscal 1999. In fiscal 1998, the Company realised a large gain from the sale of shares of Nomura Land and Building to Nomura Asset Management. In fiscal 1999, the Company had a gain of ¥1,836 million on the sale of shares of affiliates, predominantly reflecting the sale of shares of Nomura Asset Management to the Former Nomura Securities. This and other gains offset losses of ¥408 million on the sale of shares in other affiliates and losses of ¥616 million related to the liquidation of Naigai Data Service Co., Ltd. and of Nomura Computer Systems Europe Limited.

Other, net was income of ¥19 million in fiscal 1999 and expense of ¥1,037 million in fiscal 1998. The expense in fiscal 1998 consisted primarily of a charge of ¥991 million relating to prior service costs under the Company's retirement benefits plan for Directors and Corporate Auditors.

*Income before income taxes.* Income before income taxes for fiscal 1999 decreased by 36.8 per cent. from ¥15,171 million in fiscal 1998 to ¥9,590 million primarily as a result of the large provision for retirement and severance benefits.

*Income taxes.* Income taxes for fiscal 1999 were ¥4,460 million compared to ¥7,023 million in fiscal 1998. Taxes in fiscal 1999 were significantly reduced by the recognition of a deferred tax asset of ¥5,420 million by the Company as a result of its adoption of tax-effect accounting in accordance with a new accounting standard. The actual effective tax rate applicable to the Company was 46.3 per cent. and 46.5 per cent. for fiscal 1998 and 1999, respectively as compared to a statutory tax rate of approximately 48 per cent. and 42 per cent. for fiscal 1998 and 1999.

*Net income.* As a result of the foregoing factors, net income for fiscal 1999 decreased by 37.0 per cent. from ¥8,148 million to ¥5,130 million as compared to fiscal 1998. The Company's net margin decreased to 2.8 per cent. in fiscal 1999 from 4.7 per cent. in fiscal 1998.

**Liquidity and Capital Resources**

The Company funds its capital expenditures and research and development activities primarily through cash generated by operations. Net cash provided by operating activities was ¥36,482 million (*U.S.$305,545 thousand*) in fiscal 2000, compared to ¥27,231 million in fiscal 1999.

The Company has also generated funds in recent periods from the sale of securities. In fiscal 2000, the Company received proceeds of ¥30,185 million (*U.S.$252,806 thousand*) from the sale of investment securities. In fiscal 1999, the Company received proceeds from the sale of investments in affiliates of ¥8,295 million generated primarily from the sale of shares of Nomura Asset Management to the Former

Nomura Securities. In fiscal 1998, the Company had proceeds from the sale of investments in affiliates of ¥5,800 million resulting primarily from the sale of shares of Nomura Land and Building.

These sales of securities serve to offset the Company's investments in property and equipment and software development costs. Due to the large gain on the sale of Kokusai Securities shares, net cash provided by investing activities was ¥14,546 million (*U.S.$121,826 thousand*) in fiscal 2000. This was the case even though the Company made aggregate investments of ¥17,492 million (*U.S.$146,499 thousand*) in tangible and intangible fixed assets in fiscal 2000, a 5.6 per cent. decrease when compared with fiscal 1999. Net cash used in investing activities was ¥10,499 million in fiscal 1999, compared with ¥1,047 million in fiscal 1998. This increase was due in part to increased software development costs. During fiscal 1998, the Company also:

- realised ¥11,274 million from sales of property and equipment. Most of this resulted from the securitisation of a data centre property in Osaka. Under the terms of the securitisation, the Company has guaranteed payments on unsecured bonds issued by a special purpose company which bonds had a principal amount of ¥10,992 million (*U.S.$92,060 thousand*) as of 31st March, 2001 and ¥10,860 million (*U.S.$90,955 thousand*) as of 30th September, 2001. As part of the securitisation, the trust bank to which the property was entrusted has an option to sell it back to one of the Company's subsidiaries, which option is exercisable during a certain period prior to the maturity of the bonds in March 2004; and
- acquired investment securities of ¥7,825 million, principally ¥7,000 million of unsecured bonds issued by NF Biru, a special purpose company established by Nomura Real Estate in connection with a securitisation of real estate.

The Company has reduced its debt during recent periods. Net cash used in financing activities was ¥2,081 million (*U.S.$17,429 thousand*) for fiscal 2000 and ¥6,078 million in fiscal 1999. In fiscal 2000, total debt repayment of ¥6,035 million (*U.S.$50,544 thousand*) by the Company was offset in part by the incurrence of ¥4,169 million (*U.S.$34,916 thousand*) in indebtedness by newly incorporated subsidiaries. As of 30th September, 2001, the Company had total borrowings of ¥4,830 million (*U.S.$40,452 thousand*), consisting of loans from banks and insurance companies. The Company currently expects to further reduce its borrowings as outstanding loans become due.

The Company had a net increase in cash and cash equivalents of ¥49,731 million (*U.S.$416,508 thousand*) during fiscal 2000. As of 30th September, 2001, the Company had cash and cash equivalents of ¥55,321 million (*U.S.$463,325 thousand*), reflecting a net decrease in cash and cash equivalents of ¥28,802 million (*U.S.$241,223 thousand*) in the six months ended 30th September, 2001. The reduction was due mainly to a large tax payment, increases in accounts receivable associated with increased sales, and continued investment in both software and hardware and equipment.

Total capital expenditures were ¥17,492 million (*U.S.$146,499 thousand*) in fiscal 2000, ¥18,530 million in fiscal 1999 and ¥11,166 million in fiscal 1998. Higher expenditures in the most recent two years reflect development costs related to multi-use system services and the overall growth in the Company's operations.

In fiscal 2001, the Company expects to incur capital expenditures of approximately ¥27,245 million. Of the total, approximately 54 per cent. will be for software development costs both for items used internally and to be sold to third parties. Approximately 40 per cent. will be for the acquisition of computer equipment in connection with the provision of services and approximately 6 per cent. will be for general office facilities and investment in the Company's internal systems. By segment, approximately 81 per cent. of the planned capital expenditures are designated for the system solutions business, approximately 13 per cent. for the consulting/knowledge services business and the remaining 6 per cent. for items of general application.

The Company believes cash on hand together with the net proceeds from the New Shares Offering and cash provided by operating activities will be sufficient to fund its operations for the foreseeable future.

**Market Risks**

The Company is exposed to market risk from changes in foreign currency exchange rates, interest rates and equity security prices. The Company's subsidiary, NRI Shared Services, Ltd., enters into interest rate swap transactions to manage risks relating to obligations with floating interest rates. With respect to market risk regarding equity securities, the Company holds investments in marketable securities which are subject to price fluctuations. The value of these investments was ¥85,360 million (*U.S.$714,908 thousand*) as of 31st March, 2001 and ¥46,982 million (*U.S.$393,484 thousand*) as of 30th September, 2001. See "Investment Considerations—Investment Securities".

## BUSINESS

### General

The Company is a leading provider in Japan of system solutions services and consulting/knowledge services. System solutions services include the development, installation, operation and management of computer systems and networks. In conjunction with these services, the Company also procures systems equipment and related products for its clients' systems. Consulting/knowledge services include research on macroeconomic trends, management consulting advice, asset management analyses and information services.

The Company's sales for the fiscal years ended 31st March, 1999, 2000 and 2001 were ¥175,058 million, ¥183,616 million and ¥217,984 million (*U.S.$1,825,662 thousand*), respectively. The Company's net income for the fiscal years ended 31st March, 1999, 2000 and 2001 were ¥8,148 million, ¥5,130 million and ¥25,382 million (*U.S.$212,580 thousand*), respectively. The Company's sales for the six months ended 30th September, 2001 were ¥109,099 million (*U.S.$913,727 thousand*), as compared to ¥102,496 million for the six months ended 30th September, 2000. The Company's net income for the six months ended 30th September, 2001 was ¥12,942 million (*U.S.$108,392 thousand*), as compared to ¥8,600 million for the six months ended 30th September, 2000.

The Company is a joint stock corporation with unlimited duration. Its registered head office is located at Shin Otemachi Building, 2-1, Otemachi 2-chome, Chiyoda-ku, Tokyo 100-0004, Japan. As of 30th September, 2001, the Company's other facilities consisted of five main office locations, three data centres, a learning centre as well as residential facilities for certain of its employees. Also as of 30th September, 2001, the Company had seven subsidiaries in Japan and seven overseas subsidiaries.

### Historical Development

The Company is the result of a merger between the former Nomura Research Institute, Ltd. (the "Former NRI"), originally named Nomura Research Institute of Technology and Economics, and Nomura Computer Systems Co., Ltd. ("Nomura Computer Systems") The Former NRI was incorporated on 1st April, 1965 as Japan's first private sector think tank. Upon the Former NRI's incorporation, the Former Nomura Securities transferred to it the entirety of its own Research Division. By late 1969, the Company began to receive orders for research from national and local government agencies in addition to the private sector, an example being the Ministry of Finance's request in 1969 that the Company conduct a systems analysis on the planning and operation of housing developments. The Company began offering database services in 1970 by selling databases of corporate financial information and microfilm copies of Japanese companies' publicly filed financial statements. By the late 1980s, the Company believes that it had become the leading think tank in Japan, and consulting services had become one of the Company's principal business lines.

Nomura Computer Systems, originally named Nomura Computing Center Co., Ltd., was established on 5th January 1966, to take over the business until then conducted by the Computer Section of the Former Nomura Securities. In 1966, the Company began selling a predecessor of its STAR series of back-office systems for securities companies. In January 1973, the Company, which had in the previous month changed its name to Nomura Computer Systems, commenced providing systems development services to the retail industry by developing a computer system for a major apparel company. That same year, it was singled out for recognition by an advisory body to the Ministry of International Trade and Industry (now the Ministry of Economy, Trade and Industry) as a company at the forefront of information technology. The Company became the first to develop a full-scale POS system in Japan in October 1982, when a POS system it designed for Seven-Eleven Japan became operational.

On 4th January, 1988, the Former NRI merged into Nomura Computer Systems, and the surviving company changed its name to Nomura Research Institute, Ltd. The merger resulted from a shared belief of the two companies that, as information technology became more prevalent in society, management strategy and systems strategy would become progressively more interrelated. Since the first half of the 1990s, the Company has drawn on its combined strengths in information technology and management technology to further enhance its services in business areas such as consulting, asset management information systems and public-sector systems development. It has also aggressively developed its expertise in such areas as data mining, Internet services and large-scale client/server systems development. The Company began full-scale development of its systems management business in July 1996, when it concentrated its existing operations in that business line in a subsidiary, NRI Data Services, Ltd. ("NRI Data").

**Strategy**

The Company believes its strength is its ability to combine industry-leading expertise in systems development and operations, research and consulting, and knowledge management systems to provide comprehensive services to clients. The Company aims to capitalise on this strength to achieve medium- to long-term growth and a sustained increase in its corporate value by providing high-quality services to leading companies in profitable market segments. The Company believes that maintaining excellence in the services and products it provides is vital to maintaining the value of its brand name, developed over the past thirty-six years, and to meeting its social responsibilities as a leading think tank and provider of basic systems infrastructure for industry.

In order to achieve these goals, the Company is focusing on the following strategies:

*Acquiring and maintaining large clients for "total solutions" services.* The Company's broad-ranging expertise allows it to provide its clients not just with individual services, but with "total solutions" ranging from strategic consulting to system solutions services to support all of a client's major operating and management needs. Recently, demand for the Company's total solutions services has also focused on constructing content distribution platforms given the rapid growth of broadband communications in Japan. The Company believes that cultivating key clients, particularly major corporations in the financial services, wholesale and retail, service and media industries, as well as government agencies, that will engage the Company to provide such total solutions on an ongoing basis will give the Company the opportunity to grow its own business in tandem with those of its major customers. The Company believes it has been successful in recent years in attracting an increasing number of major customers that give the Company significant amounts of business.

*Developing new product and service solutions.* The Company plans to continue developing new services such as its Internet data centre services and network security services as well as products such as its Power Binder electronic document management application in order not only to meet specific client needs, but also to strengthen the Company's competitive position in providing systems integration and total solutions services. As a part of this strategy, in August 2000 the Company transferred its network security business to a wholly-owned subsidiary so that it can provide such services more effectively.

*Making the Company's systems and applications* de facto *industry standards.* As discussed below, the Company's multi-user services such as STAR-III, I-STAR and BESTWAY are used by a large number of financial institutions, so much so that the Company believes that these systems have become an indispensable part of the basic securities and asset management industry infrastructure in Japan. The Company continues to work to enhance these systems by, for example, adapting them for developments in the financial services industry such as T+1, or next-day settlement of securities transactions, which the United States hopes to introduce by 2005 and which Japan hopes to adopt as well. In addition, the Company plans to modify certain of its systems to permit "straight-through processing", or fully automated execution of securities orders, in order to meet the anticipated increase in demand for such services once next-day settlement is introduced. As evidenced by the introduction of its BESTPLAN system for investment trust companies, the Company is also enhancing its existing service offerings to accommodate the introduction in Japan of defined contribution pension plans that are modeled after U.S. 401(k) plans. The Company also intends to capitalise on its existing expertise in system solutions for the wholesale and retail sector by expanding its service offerings and developing applications for intercompany networks. In this way, the Company hopes to establish its services as a *de facto* standard for that industry as well.

*Strengthening the Company's brand image.* The Company plans to strengthen its market appeal by differentiating itself from its competitors in a number of ways. The Company's historical role as a leading private think tank in Japan gives the Company a prestige and breadth of experience and knowledge that is difficult for competitors, especially new foreign entrants to the market, to match. The Company plans to continue to provide research and consulting services, especially to government agencies responsible for undertaking structural reforms as well as to corporations in growth sectors that will play a vital role in the recovery of the Japanese economy, as a way of keeping its workforce at the leading edge of societal change and enhancing its image as a responsible corporate citizen. The Company also believes that it is one of the leading system solutions providers in Japan that is not affiliated with a computer hardware manufacturer. This independence benefits customers by allowing the Company to focus on providing a full range of high-quality services rather than favoring the sales of particular products.

*Aligning corporate and employee interests.* Another key element of the Company's competitive strategy is the retention and training of skilled personnel. The Company's extensive employee training programs, designed and operated by NRI Learning Network, Ltd., a subsidiary of the Company that specialises in personnel training, serve a dual purpose of increasing employee satisfaction and improving the quality of the Company's services. Through such training, the Company assists employees in obtaining industry qualifications related to basic systems development. In addition, it also helps employees obtain intra-company certifications related to cutting-edge technology and project management that are more demanding than industry standards. The Company develops new intra-company certifications or training programs on a continuous basis in order to raise its employees' technical and managerial skills. During interim 2001, the Company newly leased a learning centre and enhanced its training capabilities. In addition to offering employee training, the Company believes its research and consulting business and its provision of total system solutions that are carefully tailored to clients' needs offer talented employees a challenging and rewarding work experience. The Company bases a portion of the compensation it pays to mid- and senior-level employees on their performance to allow successful employees to share the rewards of their work.

*Improving the productivity of subcontractors.* The Company uses a network of subcontractors in providing its services. The Company seeks to improve the productivity of these business partners through such measures as having their employees undergo the same technical training as the Company's employees and improving the Company's own project management to better oversee subcontractor work. Improving the productivity of this network of subcontractors will directly benefit the Company's own productivity.

**Market Opportunities**

The Company believes that Japan is undergoing broad socioeconomic and regulatory change and that a number of these developments will increase demand for its services, including:

- continuing deregulation of, and increased competition among domestic and foreign companies within, numerous sectors of the Japanese market, particularly the financial services sector;
- an emphasis by major Japanese corporations on productivity gains as they restructure to focus on profitability rather than scale, thereby generating a particular need for consulting services in reorienting corporate strategies and improving knowledge management systems;
- greater movement by corporations into new businesses and market segments; and
- increased corporate use of computer systems throughout their business organisations, as well as dramatic growth of Internet usage and e-commerce in Japan.

As broad deregulation of the Japanese market progresses, competition among Japanese and foreign companies is intensifying. The Company believes that this competitive environment will enhance demand for its consulting services, as companies reevaluate service development plans and other aspects of their corporate strategy in order to maintain their market position.

The financial services sector has undergone particularly broad-sweeping deregulation. Due to a succession of deregulation measures, as well as favourable economic conditions, the amount of funds raised by Japanese companies through equity and debt issuances increased dramatically, leading to a sudden expansion of the Japanese capital markets in the 1980s. As a result of the Japanese "Big Bang", an array of structural economic reform policies initiated in the latter half of the 1990s, financial deregulation was further accelerated. These measures liberalised entry into the banking, securities and insurance industries, expanded the range of products and services that companies in such sectors could offer, and enabled the development of new financial products. These sweeping changes in the regulatory environment have increased the importance of both consulting and information system services to the Company's historical clients in the financial services industries and also created demand from new potential customers. For example, the 1997 reforms that allowed banks to sell investment trust interests sparked a demand on the part of major (so-called "city") banks as well as regional banks for investment trust marketing and management systems. The Company developed its BESTWAY system anticipating such demand. Similarly, in the aftermath of the full liberalisation of brokerage commissions in Japan on 1st October, 1999 there has been a rapid increase in the use of online securities brokers, and hence a concomitant increase in demand for system integration, operation and management services from solution providers, such as the Company, that have experience in the financial sector. In turn, the opportunity to introduce new financial products to the Japanese market has increased demand for the Company's

research services, as Japanese financial institutions look to overseas markets for products, such as U.S. 401(k) plans, that are being or might be adapted to Japan.

The heightened competition within the Japanese financial sector that has ensued from such deregulation has increased demand for the Company's system solutions services. Increased competition from foreign firms as well as non-financial institutions, have, in the Company's view, pressured traditional Japanese financial institutions to increase investment in information systems that will enhance their productivity, particularly in light of their relative slowness in adopting information technology compared to their U.S. and European counterparts. Such pressure has also encouraged companies to lower costs by outsourcing the systems development and maintenance tasks that many companies formerly performed internally, especially in light of the rapidly evolving information technology landscape and the intense competition for persons with information technology skills. The Japanese financial services industry is also experiencing widespread consolidation, with a number of mergers among banks, insurance companies and other financial services companies. Such consolidation also leads to increased demand for system solutions services, as the merging entities seek to integrate and improve upon their formerly separate information systems.

Major Japanese corporations seeking to decrease costs and increase productivity in the wake of the prolonged recession in the 1990s are both overhauling their information management systems and seeking consulting advice on how best to improve productivity. Rather than a discrete solution to a particular issue, many of these companies are looking to completely revamp their business relationships to obtain real-time information concerning, and thereby enhancing the productivity of, all parts of the supply and distribution chain. The POS systems the Company has developed and operates for Seven-Eleven Japan's convenience stores as well as the major general merchandising stores owned by Ito-Yokado are one example of the types of solutions that can meet these needs. The Company is able to offer companies a variety of solutions and services and can conduct a comprehensive review of a client's existing systems in order to identify problem areas and to propose a strategy for improvement.

Companies are also seeking advice on market strategies for entering into new businesses. Many Japanese companies have reorganised their business lines in reaction to ongoing weak economic conditions in Japan while others have initiated new product lines or undergone mergers or other restructuring, both within and outside of their corporate groups, taking advantage of progressive deregulation. These developments have significantly broadened the range of options that Japanese companies face in terms of business strategies or alliances, and many of them are looking to consulting companies such as the Company to advise them.

As computer networks become more and more ubiquitous, the Company believes that corporate users will increasingly demand real-time feedback from every point in their business structure. To achieve a comprehensive view of their operations, these users will need comprehensive system solutions that cover their entire enterprise. Corporations are increasingly demanding system development services to support such areas as product development and marketing. For example, Ito-Yokado and Seven-Eleven Japan use their POS systems not only to restock their retail stores more quickly, but also to use past sales data gathered by such systems to analyse consumer trends and demand in order to develop new products or determine which and how many products should be stocked in each store. In addition, an increasing number of financial institutions such as securities and insurance companies equip their sales staff with laptop or mobile computers in order to manage customer information or make client presentations more effectively. Further increasing the demand for system solutions services is the growing development of business models for which comprehensive system solutions are indispensable, as companies seek to enter into new business lines, differentiate themselves from their competitors or increase their competitiveness.

The opportunities presented by the Internet and e-commerce also create a need for those systems to work together with other networks. Japan's Ministry of Economy, Trade and Industry estimates that business-to-business e-commerce in Japan will grow from ¥22 trillion in 2000 to ¥111 trillion in 2005. Japan's Ministry of Public Management, Home Affairs, Posts and Telecommunications estimates that Japan had over 47 million users at the end of 2000 and will have over 87 million users by 2005. Japan is also one of the world leaders in wireless Internet usage.

The Company believes that as one company in a particular market realises productivity gains from improving information management, the pressure on other companies to adopt similar technologies and practices will only increase. In many fields a divide may develop between companies which adapt to new information technology and succeed and companies which fail.

These trends have also spurred public debate about how the Japanese Government can best encourage the adoption of information technology by Japanese business and society. The Cabinet has previously expressed support for the use of information technology in government by, among other things, using the Internet to disseminate information publicly and promoting electronic filings, and also included the development of information technology as one of the principal policy focuses of its "Japan Revitalisation Plan" announced in 2000. The Company expects this ongoing debate to generate projects for its consulting/knowledge services business from entities such as the Postal Service Agency. Involvement in this type of research and policy formulation and the Company's active monitoring of and research on trends in overseas markets will, together with the Company's experience with leading companies such as Nomura Securities and Seven-Eleven Japan, keep the Company at the forefront of significant societal changes.

## Services

The Company's business consists of two segments: system solutions services and consulting/knowledge services. The following table sets forth the Company's sales and sales as a percentage of total revenues in each of the segments for the periods indicated.

**Sales by Segment**

| Segment | Year ended 31st March, | | | | | | Six months ended 30th September, | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | 1999 | | 2000 | | 2001 | | 2000 | | 2001 | |
| | (Millions of yen, except percentages) | | | | | | | | | |
| System Solutions Services: | | | | | | | | | | |
| Systems Development/ Systems Applications Sales | ¥ 73,203 | 41.8% | ¥ 67,291 | 36.6% | ¥ 80,916 | 37.1% | ¥ 38,280 | 37.4% | ¥ 41,368 | 37.9% |
| Systems Management/ Operations | 57,293 | 32.7 | 71,251 | 38.8 | 81,308 | 37.3 | 40,001 | 39.0 | 41,936 | 38.5 |
| Product Sales | 18,521 | 10.6 | 16,659 | 9.1 | 23,127 | 10.6 | 9,876 | 9.6 | 7,553 | 6.9 |
| Sub-total | ¥ 149,017 | 85.1% | ¥ 155,201 | 84.5% | ¥ 185,351 | 85.0% | ¥ 88,157 | 86.0% | ¥ 90,857 | 83.3% |
| Consulting/Knowledge Services | 26,041 | 14.9 | 28,415 | 15.5 | 32,633 | 15.0 | 14,339 | 14.0 | 18,242 | 16.7 |
| Total | ¥ 175,058 | 100.0% | ¥ 183,616 | 100.0% | ¥ 217,984 | 100.0% | ¥ 102,496 | 100.0% | ¥ 109,099 | 100.0% |

The Company's internal organisation consists of six principal sectors. The system solutions business is conducted primarily by the Financial & Insurance Solution Sector, the Distribution & Social Solution Sector and the Data Service Solution Sector. The consulting/knowledge services business is conducted primarily by the Research & Consulting Sector. In addition, the Company's e-Solution Sector and Financial Solution Sector each have separate divisions that provide system solutions and consulting/knowledge services. The different sectors of the Company's organisation often work together to provide optimal solutions to clients' needs by combining system solutions services and consulting/knowledge services. As a result, one project may generate revenue in both of the Company's principal segments.

*System Solutions Services*

The Company provides systems development, operation and management services, as well as sources and sells computer hardware and other products, to its clients. Its clients are principally companies in the financial services and wholesale and retail industries as well as the public sector.

The Company's system solutions services range from discrete projects to total solutions, as illustrated below:



Systems Development and Systems Applications Sales
Systems Management and Operations
Product Sales
Individual Services
Individual Services
Individual Services
Multi-User System Services
Internet System Services
Total Solutions Services


The strength of the Company's system solutions business lies in the Company's ability to design, install and operate comprehensive system solutions which enable a particular client to focus on competing in its core business by freeing it from the need to allocate valuable resources to the acquisition of information technology skills and systems capacity. The Company provides such carefully planned, individually tailored solutions to Nomura Securities, Ito-Yokado and many other clients.

The Company's ability to successfully design and operate large-scale systems is also seen in its development and operation of multi-user, industry-specific systems. These skills, and the Company's expertise in sourcing systems hardware and other products, are also well suited for meeting clients' needs for Internet system services. Among other services, the Company offers intranet and Internet infrastructure development and installation, web page design and data centre services.

The Company has been recognised for the quality of its system solutions services. For example, the Company has been certified as meeting the ISO 9001 standard of the International Organization for Standardization for quality in the design, development and monitoring of its STAR-III system, which is described below under "—Multi-User System Services". The Company, NRI Data and NRI Network Communications, Ltd. have also received the Privacy Mark, certification from the Japan Information Processing Development Corporation that recognises the measures a company has taken to protect the privacy of individual information. NRI Data has been certified as meeting the ISO 9002 standard for quality in providing systems operation services for the Company's STAR-III system. It has also been certified by the Japanese Ministry of International Trade and Industry (now the Ministry of Economy, Trade and Industry) as to both its ability to provide information system management and operations services as well as its security measures regarding its data processing services.

*Total Solutions Services.* The Company provides total solutions services principally to customers in the financial and wholesale and retail industries, including subsidiaries and affiliates of Nomura Holdings and the Ito-Yokado group. To Nomura Securities, the Company provides all of the systems development and management necessary for its business, from its Business Process Reengineering System, a client/server system comprising over ten thousand networked personal computers that supports Nomura Securities's back-office functions, to Nomura Home Trade, Nomura Securities' on-line brokerage system for retail customers. System solutions services for the Ito-Yokado group, the largest retailer group in Japan, have also been an important engagement for the Company over the last twenty years. In 1982, the Company helped Seven-Eleven Japan, a subsidiary of Ito-Yokado, install a POS system in all of its convenience stores. A POS system collects customer and transaction information from each store and analyses it for market and customer trends so that clients can make ordering, shipping and franchise management decisions on a more informed basis. By 1985, the Company had also configured a POS system for Ito-Yokado's general merchandising stores. For Seven-Eleven Japan's new subsidiary, 7dream.com, the Company developed and manages the e-commerce platform through which 7dream.com

offers a variety of products and services on-line, with delivery and multimedia kiosks available at the over 8,800 Seven-Eleven convenience stores in Japan. Seven-Eleven Japan owns 51 per cent. of the venture and the Company owns 13 per cent. For Ito-Yokado's new bank subsidiary, IY Bank Co., Ltd. ("IY Bank") the Company is developing the network system for the bank's automatic teller machines, which have been installed in some of Ito-Yokado's and Seven-Eleven Japan's stores. The Company owns a 2 per cent. interest in IY Bank.

Generally, the first component of total solutions services is system development. Often, engagements for system development projects lead to the provision of ongoing system management and operation services as well. The Company regards its systems development projects for leading companies in such fields as the insurance and service sectors as opportunities for it to establish long-term, revenue-generating relationships with such clients.

The Company's clients are not limited to the financial and wholesale and retail sectors. For example, numerous government agencies also engage the Company to provide system development services. For the Ministry of Posts and Telecommunications (now the Postal Service Agency), the Company developed a system through which over 20,000 post offices nationwide offer Postal Life Insurance to private individuals.

*Multi-User System Services.* The Company has developed system solutions for particular market segments, which are customised to meet the requirements and specifications of particular customers. For example, the Company has developed the following leading information systems for financial institutions:

*STAR-III.* STAR-III is a back-office support system used by approximately 30 securities companies engaged primarily in the Japanese domestic retail market. STAR-III connects all of a client's branches allowing it to keep track of customer and transaction information, to market new products more effectively, and to outsource settlement and other back-office functions. Rather than a software package that each client purchases, STAR-III is a multi-user system, owned and operated by the Company, that each customer accesses through its own customised interface. This system allows clients to organise and access customer and transaction data efficiently and cost-effectively, as common development costs are spread among multiple users.

*I-STAR.* I-STAR is a multi-user, back-office support system for securities companies engaged primarily in the global, particularly wholesale, securities market. The system is used by approximately 60 customers, including the Japanese operations of foreign securities firms and firms financed or organised by banks, trading companies and manufacturers. I-STAR supports the full spectrum of the back-office processes of a company's international wholesale securities business, including transaction data input, transaction report generation, transmission of information to and from third-party systems such as the Bank of Japan Net, and customer transaction settlement. As with STAR-III, clients access the I-STAR system through an interface customised to their preferences.

*BESTWAY/BESTPLAN.* BESTWAY is a sales and accounting system for investment trust companies. Used by approximately 120 financial institutions selling investment trust interests, BESTWAY helps clients manage customer accounts, execute customer orders and generate necessary documentation. The system is designed to handle a wide variety of investment trust products, including interests in foreign investment trusts, as well as keep track of customer information and transaction history. Clients can use BESTWAY either by operating it on their own client/server system, or by accessing servers maintained by the Company. The Company has also developed BESTPLAN, another sales and accounting system for investment trust companies, which has such features as connectivity to recordkeeping companies that allow it to process new defined contribution pension plans modeled after U.S. 401(k) plans. Approximately 60 financial institutions currently use BESTPLAN.

*Tri Master/PX.* Tri Master/PX is a back-office support system for trust banks that administer such trusts as special money trusts and pension trusts. Back-office functions facilitated by Tri Master/PX include portfolio book value management, market price valuation, spot management and fund transfer management. As with BESTWAY, Tri Master/PX can either be operated on a client's system or managed by the Company for the client.

Other examples include Garden-SS, a transaction system that links gasoline service stations, wholesale stores and direct retailers to facilitate exchange of transaction data, credit authorisation and service station management, and a business-to-business portal site with industry-specific interfaces that enable companies to access and search for industry and product information, to exchange information,

and to transact with each other. Through an agreement with Hitachi, Ltd. ("Hitachi"), the portal site also offers its members Hitachi's on-line support services, which facilitate such business-to-business e-commerce functions as generating estimates, exchanging blueprints, sending and receiving orders, settling transactions, and marketing products and services. In October 2000, the site began providing its services to members of the food and liquor industries, and the Company plans to add services targeted to the manufacturing and financial industry.

*Internet System Services*. The Company offers its systems development and operations services to clients seeking to develop their Internet operations. The Company offers such services as website design, development of clients' Internet infrastructure, and round-the-clock monitoring and maintenance of networks. The Company's Internet System Services also include establishing business-to-business and business-to-consumer Internet systems. By adding business-to-business and business-to-consumer functions, the Company can enhance the capabilities and value of its existing systems offerings. The Company also offers web page hosting and Internet server housing services through its data centre business.

*System Management and Operation*. The Company operates and maintains information systems that it has developed, such as the POS systems that the Company developed for Ito-Yokado and the STAR-III and I-STAR multi-user systems. The Company offers a wide variety of system management services ranging from the data centre operations discussed above to the operation of networks and on-site servers. Providing system management services also leads in certain cases to future engagements for system integration services as changes in client needs and individual market sectors generate new system demands.

*Product Sales*. In conjunction with its systems development services, the Company commonly purchases the servers, personal computers, software and related products best suited for each client and the information system it requires. Because the Company is not affiliated with any manufacturer, it is able to select more objectively for its customers the most suitable products and integrate them in the manner most appropriate for its clients based on its analyses of clients' operations and needs.

*Consulting/Knowledge Services*

The Company provides its customers with a variety of research and consulting services, ranging from conducting macroeconomic analyses to devising corporate strategies and business plans. Through its knowledge solutions business, the Company combines its research and consulting and system solutions expertise to offer analytic and management systems for asset managers and investment trusts, investment information services and e-commerce solutions.

*Research & Consulting Services*. Since its inception, the Company has conducted research on behalf of both public and private sector clients on a wide variety of subjects, ranging from market sector trends to public policy initiatives. Over the course of its thirty-six year history, the Company's research segment has evolved to also provide consulting services to its clients. The Company believes that its consulting business is particularly strong in the areas of management strategy and information systems and is distinguished by strength in research-oriented consulting based on the expertise and knowledge accumulated in conducting over 7,000 projects.

The following table sets forth the major areas in which the Company conducts research and provides consulting, advice and examples of the subject matters within each area on which it advises clients:

| Field | Areas of expertise |
|---|---|
| Management | • management strategy<br>• operations reform<br>• human resources and organisation strategy<br>• information systems |
| Industry | • database marketing<br>• financial deregulation and operating strategies in response to deregulation<br>• marketing strategies in the communications industry<br>• operating strategies in the media industries<br>• industrial promotion and development of new industries |
| Social Systems | • urban and community planning<br>• administrative reengineering<br>• environmental and energy issues<br>• disaster prevention information systems<br>• conversion to a market economy and management reform in developing countries |
| Economy/Capital Markets | • economic analysis and forecasts for Japan and other countries<br>• country risk analysis<br>• introduction of 401(k)-type pension plans in Japan<br>• program trading in securities markets |

In addition to the research it conducts for its clients, the Company also conducts research at its own initiative anticipating future demand for knowledge and advice in certain fields.

The Company believes that the quality of its services and personnel as well as its status as Japan's first private think tank leads it to be widely regarded as one of the premier research and consulting firms in Japan. The Company's team of analysts, economists and consultants includes what it believes to be some of the leading specialists in Japan in such fields as economics, fiscal policy, telecommunications and regional development and their views are frequently cited in the Japanese media.

*Knowledge Solutions Services.* The Company brings to bear its research and consulting expertise as well as its systems development and operation experience in providing knowledge solutions services to support clients in areas such as asset management, e-commerce and knowledge management operations. The types of services offered include:

*Financial Information Services.* The Company offers its financial services industry clients not only "primary information", or raw economic or financial data, but value-added "secondary information" generated by its own valuation models and analytical expertise. Most representative of these services is PLEIADES, a comprehensive information service combining application software and access to data that supports the totality of a financial institution's asset management operations. PLEIADES users' front office functions are supported through investment environment analyses and data that assist clients in developing fund products and establishing fund management plans, and portfolio performance analyses that fund managers can use in making their day-to-day investment decisions. PLEIADES also provides back-office support through managing order results from brokers, assisting in compliance oversight and facilitating the generation of fund reports. The Company also provides standard net asset value calculation services, handles transaction management of portfolios, and processes legally required ledger updating for investment trust companies and trust banks. Approximately 70 companies use these services.

*Network Security Services.* The Company also offers clients information security services to safeguard their data and information systems through its subsidiary, NRI SecureTechnologies, Ltd. ("NRI SecureTechnologies"). Through its Firewall Network Center, NRI SecureTechnologies offers customers not only a two-stage firewall and multiple-stage access filtering but also 24-hour, 365-day monitoring and management of a company's connection to the Internet. In addition to providing such technical services, the Company also draws on its organisational consulting expertise to develop security policies, internal monitoring programs and other security-enhancing measures.

*E-commerce Knowledge Solutions.* The Company offers strategic business advice on developing an Internet business presence, including by conducting market research and assisting development of e-commerce business models and marketing plans. In addition, in order to assist retail, service and media companies to establish an online presence, as well as facilitate the order flow and payment settlement activities of large corporations, the Company offers the specific information technology services needed to execute a successful strategy. The Company's information technology services, which include online client relationship management, supply chain management, online settlement systems and digital content distribution services, are provided either on a stand-alone basis or in combination with other services.

*Information Technology Training Services.* NRI Learning Network Ltd., a subsidiary of the Company established in 1997, specialises in training and educating customers' employees in the field of information technology. Courses are available for a broad range of trainees, ranging from those tailored to beginner computer users to those targeted at experienced systems development technicians who can receive certificates of qualification from such industry-leading companies as Microsoft and Oracle upon completion of the course.

**Order Backlog**

Most projects that the Company undertakes, including systems development and research and consulting, take under a year to complete from the time of contracting with a client, although some large-scale projects take two years or more. Due to the time between contract execution and project completion, the Company at any given time has a backlog of uncompleted work. The following are tables showing by business segment (i) the aggregate value based on contract price of orders received in each of fiscal 1999, fiscal 2000 and the six months ended 30th September, 2000 and 2001 and (ii) the contract value of engagements received during or before such period that had not been completed as of the end of such period.

| | Total orders received in the fiscal year ended 31st March, 2000 | Total orders outstanding as of 31st March, 2000 | Total orders received in the fiscal year ended 31st March, 2001 | Total orders outstanding as of 31st March, 2001 |
|---|---|---|---|---|
| | (Millions of yen) | | | |
| System Solutions Services: | | | | |
| Systems Development/ Systems Applications Sales | ¥ 66,597 | ¥ 5,975 | ¥ 78,996 | ¥ 4,023 |
| Systems Management/ Operations | 82,064 | 63,538 | 95,385 | 77,615 |
| Product Sales | 16,659 | – | 23,127 | – |
| Sub-total | ¥ 165,320 | ¥ 69,513 | ¥ 197,508 | ¥ 81,638 |
| Consulting/Knowledge Services | 29,273 | 12,453 | 35,659 | 15,336 |
| Total | ¥ 194,593 | ¥ 81,966 | ¥ 233,167 | ¥ 96,974 |

| | Total orders received in the six months ended 30th September, 2000 | Total orders outstanding as of 30th September, 2000 | Total orders received in the six months ended 30th September, 2001 | Total orders outstanding as of 30th September, 2001 |
|---|---|---|---|---|
| | (Millions of yen) | | | |
| System Solutions Services: | | | | |
| Systems Development/ Systems Applications Sales | ¥ 50,292 | ¥ 17,953 | ¥ 56,763 | ¥ 19,320 |
| Systems Management/ Operations | 9,798 | 33,335 | 1,304 | 36,978 |
| Product Sales | 9,876 | – | 7,553 | – |
| Sub-total | ¥ 69,966 | ¥ 51,288 | ¥ 65,620 | ¥ 56,298 |
| Consulting/Knowledge Services | 12,961 | 10,953 | 14,627 | 11,682 |
| Total | ¥ 82,927 | ¥ 62,241 | ¥ 80,247 | ¥ 67,980 |

Amounts for ongoing services such as systems operations, for which the Company receives a use-based fee, are based on the projected aggregate revenues as of 31st March, 2001 and 30th September, 2001 for such services in the fiscal year ending 31st March, 2002.

**Subcontracting and Collaboration**

The Company uses a network of subcontractors in providing its system solutions and knowledge solutions services, principally because it is more cost-effective for its clients to do so. Most typically, the Company draws on its systems development and management expertise as well as its research-based market and systems experience to design systems tailored to client specifications and needs, and then leverages such know-how by subcontracting the software coding and other discrete elements of the project to subcontractors. Subcontractor costs constitute a significant portion of the Company's cost of sales. The Company strives to maintain good relationships with its subcontractors in order to ensure that together with them the Company can continue to provide high-quality services to its clients in a productive manner.

In addition to such subcontracting, the Company from time to time works in collaboration with other companies, frequently major hardware manufacturers such as Hitachi and IBM Japan, Ltd., in providing systems integration services.

**Customers**

The following table sets forth a breakdown of the sales of the Company based on the industry classification of its customers for each of the last three fiscal years and the six months ended 30th September, 2001:

| | Year ended 31st March, 1999 | | 2000 | | 2001 | | Six months ended 30th September, 2001 | |
|---|---|---|---|---|---|---|---|---|
| | (Millions of yen, except percentages) | | | | | | | |
| Financial services | ¥ 90,398 | 51.6% | ¥ 94,669 | 51.6% | ¥ 106,791 | 49.0% | ¥ 50,624 | 46.4% |
| Wholesale and retail | 37,847 | 21.6 | 36,691 | 20.0 | 38,740 | 17.8 | 20,177 | 18.5 |
| Other private sector industries | 20,865 | 12.0 | 29,499 | 16.0 | 46,583 | 21.4 | 25,766 | 23.6 |
| Government and municipalities | 25,948 | 14.8 | 22,757 | 12.4 | 25,870 | 11.8 | 12,532 | 11.5 |
| Total | ¥ 175,058 | 100.0% | ¥ 183,616 | 100.0% | ¥ 217,984 | 100.0% | ¥109,099 | 100.0% |

Financial services clients include securities companies, insurance companies, banks, investment advisors, investment trust companies and consumer finance companies. Because of the Company's affiliation with Nomura Securities, it and other companies in the securities industry have historically accounted for a significant portion of the Company's revenues. For fiscal 2000, aggregate sales to the Former Nomura Securities and Nomura Asset Management were ¥52,414 million (*U.S.$438,978 thousand*), constituting 24.0 per cent. of the Company's total sales. See "Investment Considerations—Relationship with Nomura Holdings and its Subsidiaries and Affiliates". Sales to Ito-Yokado and its subsidiaries such as Seven-Eleven Japan, which together constitute Japan's largest retailing group, represented more than half of the Company's sales to the wholesale and retail industry.

The Company's sales are concentrated in the greater Tokyo metropolitan area.

**International Operations**

Although the Company's operations are principally in Japan, the Company has seven overseas subsidiaries in the U.S., Europe and Asia, as well as three overseas branch offices in Seoul, Taipei and Manila, through which it provides systems development, research and consulting/knowledge services. Clients overseas are primarily the foreign subsidiaries and affiliates of Japanese clients as well as governments and large corporations in Asia.

In addition to providing these services, the Company's seven foreign subsidiaries play an important role in maintaining the Company's technical expertise and the breadth of its research capability by maintaining a presence in major world markets. For example, NRI Pacific Inc., in San Mateo, collects and analyses information on developments in Silicon Valley, while Nomura Research Institute America, Inc., with offices in New York and Washington, D.C., monitors the activities of major U.S. financial institutions as well as developments in U.S. politics and governmental policies.

**Competition**

The information technology markets in which the Company competes, principally the systems development and operation markets, are highly competitive and changing rapidly. The Company believes that the principal competitive factors include service offerings and quality, technical expertise, availability of skilled personnel, project management, adherence to industry standards, price, reputation, responsiveness and financial stability.

In the system solutions segment, there are several types of companies with which the Company competes, including:

- NTT Data Corporation, a subsidiary of Nippon Telegraph and Telephone Corporation which has particular expertise in large-scale, nationwide systems development;
- companies that are affiliated with, or the system solutions divisions of, hardware manufacturers such as IBM, Hitachi, NEC Corporation and Fujitsu Limited;
- systems integrators that were formerly the information systems divisions of major companies such as banks, securities firms or trading companies, or other system integrators that were unaffiliated with any hardware manufacturer, such as TIS Inc. and Daiwa Institute of Research Ltd.; and
- consulting firms with a strength in systems development, such as Accenture.

With respect to its consulting/knowledge services business, the Company regards its principal competitors to be Japanese research institutes, U.S. management consulting companies with operations in Japan and providers of database and other knowledge services.

**Intellectual Property**

The Company's general policy is to retain copyright ownership over software applications that it develops for its clients. As of 30th September, 2001, the Company owned five patents and has 143 patent applications pending. The Company has 449 trademarks with respect to certain of its trade names and products.

**Regulation**

The Company operates its business subject to applicable local regulations. In general, the Company is not involved in highly regulated activities. Regulations affecting the Company's main business activities are summarised below:

*Telecommunications.* Japan's Telecommunications Business Law, which became effective in 1985, authorises the Minister of Public Management, Home Affairs, Posts and Telecommunications (the "MPHPT") to regulate two types of telecommunications companies, Type I Carriers and Type II Carriers. Each of the Company, NRI Data and NRI Network Communications, Ltd. has notified the MPHPT that it is operating as a General Type II Carrier, which allows such companies to resell telecommunications capacity and to provide Internet services.

*Construction.* The Company and NRI Data are also licensed under the Construction Business Law of Japan as a general contractor with respect to telecommunications construction business. Under the Law, contractors must obtain a license before engaging in such business. Additionally, activities of contractors are subject to a number of regulations such as restrictions on the terms and conditions of subcontracts.

*Investment Consulting.* The investment advice that the Company renders to certain of its asset management clients are also subject in Japan to the Law for Regulating the Securities Investment Advisory Business. Providers of investment consulting services register with the government in advance. The Law also regulates advertisements by investment advisers, prohibits engaging in securities transactions with or taking deposits from their clients, and imposes on them a fiduciary duty to their clients.

**Research and Development**

The Company's research and development activities focus on information technology, economic and business theory, governmental organisation, and financial and economic policy. The goal of these activities is to enhance the quality and value of the Company's services and products. The Research and Development Committee, which is under the direct supervision of the Board of Directors, evaluates and reviews the Company's research and development activities from project inception to research results.

For fiscal 2000, the Company's research and development expenses were ¥2,620 million (*U.S.$21,943 thousand*) or 1.2 per cent. of sales for the period. Of the total, ¥1,606 million (*U.S.$13,451 thousand*) was spent on research relating to current or prospective system solutions services such as a project on interactive, remote education that draws on technologies enabling multiple users to navigate in three-dimensional virtual space, systems to distribute large quantities of high-quality digital content simultaneously to multiple servers efficiently, and broadband networks capable of transmitting gigabits of data per second. The remaining ¥1,014 million (*U.S.$8,492 thousand*) was spent on research relating to the Company's consulting/knowledge services, such as research relating to applying option theory in making investment decisions or business valuations, the development of consulting tools to be used in advising cities, towns or villages that are merging as the result of ongoing governmental reform, as well as work on a diagnostic program to be used in evaluating clients' information technology departments. In addition, due mainly to increased research and development in system solution services, the Company's research and development expenses in interim 2001 were ¥1,350 million (*U.S.$11,307 thousand*), a 38.7 per cent. increase compared to the ¥973 million in interim 2000.

**Property**

The Company's principal properties include its Tokyo headquarters, five main office locations, three data centres, a learning centre and residential facilities for certain of its employees. The Company principally leases property it needs for its business.

**Relationship with Nomura Holdings and its Subsidiaries and Affiliates**

The Company is the only affiliate of Nomura Holdings that specialises in both consulting/knowledge and system solutions services. Services that the Company provides to Nomura Securities include financial market and macroeconomic research as well as systems development, operation and maintenance services. The Former Nomura Securities accounted for over 20 per cent. of the sales of the Company in each of the past three fiscal years, although in earlier periods of the Company's history the percentage of sales accounted for by the Former Nomura Securities was higher. The Company also provides Nomura Asset Management with systems development and other services, but these services accounted for less than 5 per cent. of the Company's sales in each of the last three fiscal years.

Similarly, the Company's sales to each of Nomura Land and Building and Jafco also accounted for less than 5 per cent. of the Company's sales in each of the last three fiscal years. The Company's holdings of investment securities also include significant holdings in other affiliates of Nomura Holdings, including shares of Jafco with a market value of approximately ¥37 billion at 30th September, 2001 and ¥7,000

million of bonds issued by NF Biru, a special purpose company established by Nomura Real Estate, a subsidiary of Nomura Land and Building, in connection with a securitisation of real estate. See "Investment Considerations—Investment Securities".

The Company also engages in other transactions with Nomura Holdings and its subsidiaries and affiliates. See "Investment Considerations—Relationship with Nomura Holdings and its Subsidiaries and Affiliates", "Investment Considerations—Investment Securities" and Note 20 to the Financial Statements.

On 1st October, 2001, the Former Nomura Securities was renamed Nomura Holdings, Inc. and became a group holding company. At that time, it transferred its securities business to a newly created subsidiary named Nomura Securities Co., Ltd. Following the reorganization, Nomura Holdings continued to hold the pre-existing shareholdings of the Former Nomura Securities in the Company, Nomura Asset Management, Nomura Land and Building and Jafco. The Company's services to the Former Nomura Securities are now primarily provided to the newly created Nomura Securities, a subsidiary of Nomura Holdings.

**Employees**

Of the Company's 4,213 full-time employees as of 30th September 2001, 2,925 were providing system solutions services, 955 were providing consulting/knowledge services and 333 were administrative or otherwise not classifiable by segment. In addition, during the twelve months ended 30th September, 2001, the Company had on average 934 temporary or part-time employees.

Many of the Company's employees are highly qualified and experienced. The Company's employees (including employees seconded from other companies) have in total obtained approximately 4,700 certifications from the Japan Information Processing Development Corporation. Approximately 1,070 have received certification as a Class 1 Information Technology Engineer, one of the most widely recognised qualifications with respect to systems development. The Security Analysts Association of Japan has certified 135 of the Company's employees as securities analysts. The Company believes that the ratio of its employees with professional certifications is among the highest in its industry. The Company also believes that its future prospects will depend, in part, on its ability to continue to attract and retain qualified personnel, who are in particularly great demand in the information technology and financial services industries.

Most of the employees of the Company and NRI Data are members of The Nomura Research Institute Employees' Union, which negotiates with the Company concerning remuneration and working conditions. The Company considers its labor relations to be excellent.

**Legal Proceedings**

The Company is not involved in any litigation or other legal proceedings that, if determined adversely to the Company, would individually or in the aggregate have a material adverse effect on the Company or its operations.

## MANAGEMENT

**Directors and Corporate Auditors**

The following table sets forth the Directors and Corporate Auditors of the Company:

| Name | Position | Director/Corporate Auditor Since |
|---|---|---|
| Shozo Hashimoto[1] | President & CEO | 1994 |
| Kiyochika Ohta[1] | Executive Vice President | 1987 |
| Yukio Imai[1] | Executive Managing Director | 1991 |
| Teruyasu Murakami[1] | Executive Managing Director | 1996 |
| Ken Ohno[1] | Executive Managing Director | 1992 |
| Hitoshi Okuda | Executive Managing Director | 1993 |
| Tadaaki Kawano | Executive Managing Director | 1993 |
| Akihisa Fujinuma | Executive Managing Director | 1994 |
| Takashi Narusawa | Managing Director | 1994 |
| Hiroyuki Gomi | Managing Director | 2001 |
| Ken Inoue | Managing Director | 1996 |
| Takayoshi Kurinomaru | Managing Director | 1999 |
| Hisashi Imai | Managing Director | 1999 |
| Jun Umeda | Director | 1997 |
| Toshiyuki Koyama | Director | 1999 |
| Hisao Kayo | Director | 1998 |
| Jun Suzuki | Director | 1999 |
| Tatsushi Kaga | Director | 2000 |
| Takao Shiino | Director | 2000 |
| Masahiro Muroi | Director | 2000 |
| Mamoru Suenaga | Director | 2000 |
| Tadashi Shimamoto | Director | 2001 |
| Mitsuru Sawada | Director | 2001 |
| Osamu Takahashi | Corporate Auditor | 1999 |
| Hajime Fukushima | Corporate Auditor | 2000 |
| Yoshikatsu Aizawa | Corporate Auditor | 1999 |
| Ken Tamura | Corporate Auditor | 2000 |

Note:

(1) Representative Director.

The Company's Board of Directors has the ultimate responsibility for the administration of the affairs of the Company. The Company's Articles of Incorporation provide for not more than 35 Directors. Directors are elected at a general meeting of shareholders, and the normal term of office of Directors is two years, although they may serve any number of consecutive terms. The Board of Directors elects from among its members the President and CEO, who also serves as a Representative Director, and may elect several other Representative Directors, who have the authority individually to represent the Company. From among its members, the Board of Directors may also elect a Chairman of the Board as well as one or more Executive Vice Presidents, Executive Managing Directors and Managing Directors.

In addition to Directors, the Company has ten Executive Officers who have executive authority over certain aspects of the Company's operations: Yoshihiko Murase, Tatsuru Tamada, Kenji Okada, Yoshitaka Sugiyama, Toru Murayama, Akira Yasuoka, Masaki Tochizawa, Nobuo Murakami, Koji Yamada and Yoshiaki Ogawa.

The Company's Articles of Incorporation provide for not more than five Corporate Auditors. Corporate Auditors, of whom at least one must be from outside the Company, are elected at a general meeting of shareholders, and the normal term of office of a Corporate Auditor is three years, although they may serve any number of consecutive terms. The Corporate Auditors form the Board of Corporate Auditors. Corporate Auditors are under a statutory duty to review the administration of the affairs of the Company by the Directors, to examine the financial statements and business reports of the Company to be submitted by the Board of Directors to the general meetings of shareholders and to report their opinions thereon to the shareholders. They are entitled to attend meetings of the Board of Directors and

to express their opinions, but they are not entitled to vote. Corporate Auditors also have a statutory duty to provide their report to the Board of Corporate Auditors, which must submit its auditing report to the Board of Directors. The Board of Corporate Auditors will also determine matters relating to the duties of the Corporate Auditors, such as audit policy and methods of investigation of the affairs and property of the Company.

In addition to Corporate Auditors, the Company must appoint independent certified public accountants, who have the statutory duties of examining the financial statements to be submitted by the Board of Directors to the general meetings of shareholders, reporting thereon to the Board of Corporate Auditors and the Board of Directors, and examining the financial statements to be included in periodic reports to be filed by the Company with the Director of the Local Finance Bureau. Shin Nihon & Co. acts as independent certified public accountants for the Company.

**Executive Compensation and Incentive**

The aggregate compensation, including bonuses, paid by the Company to its Directors as a group for fiscal 2000 was ¥497 million (*U.S.$4,162 thousand*). This amount excludes employee salaries and bonuses paid to Directors who are also employees. The aggregate compensation, including bonuses, paid by the Company to its Corporate Auditors as a group for fiscal 2000 was ¥99 million (*U.S.$829 thousand*). Under the Commercial Code of Japan, Corporate Auditors may not be employees of the Company. In accordance with customary Japanese business practices, a retiring Director or Corporate Auditor receives a lump-sum retirement payment, which is subject to the approval of the general meeting of shareholders. The above amounts do not include such retirement payments.

## SUBSIDIARIES AND AFFILIATES

The Company conducts its business together with its subsidiaries and affiliates (being companies over which the Company holds significant influence with respect to its finances, operations or businesses). At 30th September, 2001, the Company had 14 subsidiaries, all of which were consolidated subsidiaries. At the same date, the Company had four affiliates, all of which were accounted for by the equity method in the Company's financial statements.

The following table sets forth information on the Company's direct and indirect subsidiaries and affiliates as of 30th September, 2001.

| Name | Country | Main Business | Issued Capital | Equity held by the Company |
|---|---|---|---|---|
| | | | (thousands) | (per cent.) |
| **Subsidiaries** | | | | |
| NRI Data Services, Ltd. | Japan | data centre operation; on-site operation of information and telecommunications systems | ¥1,000,000 | 100.0 |
| NRI Network Communications, Ltd. | Japan | software development and sales, mainly in the Kansai area | ¥450,000 | 100.0 |
| NRI Learning Network, Ltd. | Japan | training related to information and telecommunications systems | ¥300,000 | 100.0 |
| NRI SecureTechnologies, Ltd. | Japan | network security services | ¥450,000 | 100.0 |
| NRI Cyber Patent, Ltd. | Japan | provide patent and other intellectual property information to subscribers | ¥300,000 | 100.0 |
| NRI Shared Services, Ltd. | Japan | office and real estate management | ¥450,000 | 100.0 |
| NRI Data i Tech, Ltd. | Japan | maintaining systems equipment of Nomura Holdings and its subsidiaries and affiliates | ¥10,000 | 100.0 |
| NRI Holding America Inc. | USA | U.S. holding company | U.S.$14,500 | 100.0 |
| Nomura Research Institute America, Inc. | USA | research and development and operation of information management systems in the U.S. | U.S.$12,000 | 100.0 |
| NRI Pacific Inc. | USA | research on developments in the U.S. information technology industry | U.S.$2,000 | 100.0 |
| NRI Investment America, Inc. | USA | investments in companies or venture capital funds in the information technology industry | U.S.$6,000 | 100.0 |
| Nomura Research Institute Europe Limited | England | research and development and operation of information management systems in Europe | £1,350 | 100.0 |
| Nomura Research Institute Hong Kong Limited | China | research and development and operation of information management systems in Asia | HK$16,181 | 100.0 |
| Nomura Research Institute (Singapore) Private Limited | Singapore | research and development and operation of information management systems in Asia | Sing$1,400 | 100.0 |
| **Affiliates** | | | | |
| Nippon Clearing Services Co., Ltd | Japan | back-office services for mid-tier securities companies | ¥300,000 | 40.0 |
| NIWS Co., Ltd. | Japan | software development and sales | ¥500,000 | 33.4 |
| Nomura Funds Research and Technologies Co., Ltd. | Japan | management of fund-of-funds, valuation of funds, pension consulting | ¥400,000 | 49.0 |
| ViewPalette Planning, Inc. | Japan | consulting and planning for information management and information provision services | ¥60,000 | 50.0 |

## PRINCIPAL SHAREHOLDERS AND SELLING SHAREHOLDERS

The following table sets forth (i) the number of Shares held of record by each of the Company's ten largest shareholders, the Company's employee stock ownership association, the Selling Shareholders and the Company's Directors and Corporate Auditors as a group, as appearing on its register of shareholders at 19th November, 2001, and the amount of each such shareholding as a percentage of the number of the then issued and outstanding Shares (43,000,000 Shares), (ii) the number of Shares, if any, being sold by each such shareholder in the Offerings and (iii) the number of Shares that would be held of record by each such shareholder at 19th November, 2001 as adjusted to give effect to the issuance of the New Shares and, with regard to the Selling Shareholders, the sale of the Existing Shares, and the amount of each such shareholding as a percentage of the number of the then issued and outstanding Shares (45,000,000 Shares):

| | Actual as at 19th November, 2001 | | | As Adjusted for the Offerings | |
|---|---|---|---|---|---|
| **Shareholders** | **Number of Shares Owned** | **Percentage of Shares Outstanding** | **Shares being sold in the Offerings** | **Number of Shares Owned** | **Percentage of Shares Outstanding** |
| | (thousands) | | (thousands) | (thousands) | |
| Nomura Land and Building Co., Ltd.[(1)(2)(3)] | 21,470 | 49.93 | 7,500 | 13,970 | 31.04 |
| Nomura Asset Management Co., Ltd.[(3)(4)] | 8,677 | 20.18 | – | 8,677 | 19.28 |
| Jafco Co., Ltd.[(2)(3)] | 4,480 | 10.42 | 600 | 3,880 | 8.62 |
| Nomura Holdings, Inc.[(3)(4)] | 2,150 | 5.00 | – | 2,150 | 4.78 |
| Kokusai Securities Co., Ltd.[(2)] | 2,150 | 5.00 | 2,150 | – | – |
| Takagi Securities Co., Ltd.[(2)(3)] | 1,050 | 2.44 | 500 | 550 | 1.22 |
| World Nichiei Securities Co., Ltd.[(2)(3)] | 1,000 | 2.33 | 200 | 800 | 1.78 |
| The Daiwa Bank, Limited[(2)] | 650 | 1.51 | 550 | 100 | 0.22 |
| Seven-Eleven Japan Co., Ltd. | 430 | 1.00 | – | 430 | 0.96 |
| NRI Group Employee Stock Ownership Association | 412 | 0.96 | – | 412 | 0.92 |
| Ichiyoshi Securities Co., Ltd.[(2)(3)] | 100 | 0.23 | 50 | 50 | 0.11 |
| Ace Securities Co., Ltd.[(2)(3)] | 100 | 0.23 | 50 | 50 | 0.11 |
| Sub-total | 42,670 | 99.23 | 11,600 | 31,070 | 69.04 |
| Directors and Corporate Auditors as a group | 70 | 0.16 | – | 70 | 0.16 |
| Total | 42,740 | 99.40 | 11,600 | 31,140 | 69.20 |

Notes:

(1) International Selling Shareholder.

(2) Japanese Selling Shareholder.

(3) Shareholder that has entered into a lock-up agreement with the International Managers.

(4) The Company has been advised by Nomura Holdings that both Nomura Holdings and Nomura Asset Management currently expect to lend all their Shares to Nomura Securities, which in turn will place them in a trust it controls and that, during the term of such transaction, both companies expect to continue to be registered as shareholders in the Company's register of shareholders or register of beneficial owners and to have the shareholder rights attached to such Shares vis-à-vis the Company.

## DESCRIPTION OF THE SHARES

Set out below is certain information concerning the Shares, including a brief summary of certain provisions of the Company's Articles of Incorporation and Share Handling Regulations and of the Commercial Code of Japan (the "Commercial Code") relating to joint stock corporations *(kabushiki kaisha)* and certain related legislation, all as currently in effect (including certain amendments to the Commercial Code which became effective on 1st October, 2001 (the "2001 Amendments")). The following description assumes that the Shares are listed on the Tokyo Stock Exchange.

### General

The Company's authorised capital stock consists of 150,000,000 shares, which may be issued in registered form. Currently the Company's Articles of Incorporation do not provide for any class of shares, other than Common Stock, which may be issued by the Company. All issued Shares are fully paid and non-assessable. Under the Commercial Code, the transfer of Shares is effected by delivery of share certificates, but in order to assert shareholders' rights against the Company, the transferee must have its name and address registered on the Company's register of shareholders. For this purpose, shareholders are required to file their names, addresses and seals with the transfer agent of the Company. Foreign shareholders may file specimen signatures in lieu of seals. Non-resident shareholders are required to appoint a standing proxy in Japan or provide a mailing address in Japan. Japanese securities firms and commercial banks customarily act as standing proxies and provide related services for standard fees. Notices required to be given to shareholders individually are mailed to each shareholder at its registered address (or, in the case of a non-resident shareholder, to its standing proxy or mailing address in Japan). The transfer agent of the Company is The Toyo Trust and Banking Company, Limited.

Under the custody and book-entry transfer and settlement system for corporate stocks in Japan, holders of Shares may deposit certificates for Shares with the Japan Securities Depository Center ("JASDEC"), the sole depository under the system, through the participants (the "Participants") in the system (which are normally securities companies). The Shares deposited with JASDEC ("Deposited Shares") will be registered in the name of JASDEC in the Company's register of shareholders. The beneficial owners of the Deposited Shares will be recorded in the register of beneficial owners prepared by the Company based on information furnished by the Participants and JASDEC. Such register of beneficial owners of the Company will be updated as of record dates as at which shareholders entitled to rights pertaining to the Shares are determined, which normally will be 31st March and 30th September of each year. For the purpose of transferring the Deposited Shares, delivery of share certificates is not required. In general, beneficial owners of Deposited Shares registered in the register of beneficial owners will be entitled with respect to such Shares to the same rights and benefits as the holders of Shares registered in the register of shareholders. The registered beneficial owners will have the rights attached to the Deposited Shares such as voting rights and will receive dividends (if any) and notices to shareholders directly from the Company. The Shares held by a person as a registered shareholder and those held by the same person as a registered beneficial owner are aggregated for such purposes. Shares newly issued with respect to Deposited Shares, including those issued upon a stock split, automatically become Deposited Shares. The beneficial owners are required to file with the transfer agent of the Company the same information as would be required from the registered shareholders principally through the relevant Participants. Beneficial owners may at any time withdraw their Shares from deposit and receive share certificates.

As described above, shareholders not resident in Japan are required to appoint a standing proxy in Japan or to provide a mailing address in Japan. The transfer of Shares and registration of transfer and the application for reduced withholding tax on dividends can usually be handled by a standing proxy. See "Taxation—Japanese Taxation".

### Dividends

Following shareholders' approval, annual dividends may be distributed in cash to shareholders, beneficial owners or pledgees of record as at 31st March in such year in proportion to the number of Shares held by such shareholders, beneficial owners or pledgees. Additionally, the Company may by resolution of the Board of Directors make interim dividend payments in cash to shareholders, beneficial owners or pledgees of record as at 30th September in each year. Under its Articles of Incorporation, the Company is not obliged to pay any annual or interim dividends unclaimed for a period of three years after the date on which they first become payable.

The Commercial Code provides that, until the sum of its legal reserve and its additional paid-in capital is at least one-quarter of its stated capital, the Company may not make any distribution of profits by way of dividends in cash unless it has set aside in its legal reserve an amount equal to at least one-tenth of any amount paid out by the Company as an appropriation of retained earnings (including any payment by way of annual dividend and bonuses to Directors and Corporate Auditors) for such period or equal to one-tenth of any interim dividend. The amount of profits distributable by the Company as annual dividends is limited to the excess of its net assets as appearing on its non-consolidated balance sheet as at the end of the last fiscal year over the aggregate of, as appearing on the same balance sheet where relevant, (i) its stated capital, (ii) its additional paid-in capital, (iii) its accumulated legal reserve, (iv) the legal reserve to be set aside in respect of the dividends concerned and any other proposed payment by way of appropriation of retained earnings, (v) the excess, if any, of unamortised expenses incurred in preparation for the commencement of business and in connection with research and development over the aggregate of the amounts referred to in (ii), (iii) and (iv) above and (vi) if certain assets are stated at market value on such balance sheet, the excess (if any) of the aggregate market value over the aggregate acquisition cost thereof.

In the case of interim dividends, the net assets are calculated by reference to the balance sheet as at the end of the last fiscal year of the Company, and adjustments are made to reflect (x) any subsequent payment by way of appropriation of retained earnings and the related transfer to legal reserve, (y) any subsequent transfer of retained earnings to stated capital, and (z) if the Company has been authorised pursuant to a resolution of an ordinary general meeting of shareholders to purchase Shares (see "—Acquisition by the Company of Shares"), the total amount of the purchase price of such Shares to be paid by the Company. Interim dividends may not be paid where there is a risk that at the end of the fiscal year net assets might be less than the aggregate of the amounts referred to in (i) through (vi) above.

In Japan, the ex-dividend date and the record date for dividends precede the date of determination of the amount of the dividends to be paid. The market price of the Shares generally goes ex-dividend on the third business day prior to the record date.

For information as to Japanese taxes on dividends, see "Taxation—Japanese Taxation".

**Capital Accounts**

The entire amount of the issue price of new Shares is required to be accounted for as stated capital, although the Company may account for an amount not exceeding one-half of such issue price as additional paid-in capital. The Company may at any time transfer the whole or any part of its additional paid-in capital and legal reserve to stated capital by resolution of the Board of Directors. The whole or any part of retained earnings which may be distributed as annual dividends may also be transferred to stated capital by resolution of an ordinary general meeting of shareholders.

**Stock Splits**

The Company may at any time split the outstanding Shares into a greater number of Shares by resolution of the Board of Directors. When a stock split is to be made, the Company may increase the number of the authorised share capital in the same ratio as that of such stock split by amending its Articles of Incorporation, which amendment may be effected by resolution of the Board of Directors without approval by shareholders. Shareholders will not be required to exchange share certificates for new share certificates, but certificates representing the additional Shares resulting from the stock split will be issued to shareholders. The Company must give public notice of the stock split, specifying a record date therefor, not less than two weeks prior to such record date and, in addition, promptly after the stock split takes effect, give notice to each shareholder specifying the number of Shares to which such shareholder is entitled by virtue of the stock split.

For information as to the treatment under Japanese tax law of a stock split, see "Taxation—Japanese Taxation".

**Unit Share System**

Pursuant to the Commercial Code, the Company has adopted 100 Shares as one "unit" of Shares. The Board of Directors is permitted to reduce the number of Shares constituting a unit or to abolish the unit system with respect to the Shares in its entirety by amending the Company's Articles of Incorporation without approval by shareholders. The number of Shares constituting a unit is not permitted to exceed 1,000 Shares or one-two hundredths (1/200) of the number of all issued Shares, whichever is smaller.

Under the 2001 Amendments, the Articles of Incorporation are deemed to provide that no share certificates shall be issued with respect to any Shares constituting less than one unit. Consequently, no certificates for Shares other than a full unit or an integral multiple thereof will be issued (except as permitted by the 2001 Amendments for protection of the holders of Shares constituting less than one unit). As the transfer of Shares normally requires delivery of the relevant share certificates, any fraction of a unit for which no share certificates are issued will not be transferable.

A holder of Shares constituting less than one unit may require the Company to purchase such Shares at their market value.

Under the unit share system, a shareholder will have one vote for each unit of Shares held by it. Shares not constituting a full unit will carry no voting rights. Except as otherwise described above, holders of Shares constituting less than one unit will have all the rights granted to shareholders under the Commercial Code.

**General Meetings of Shareholders**

The ordinary general meeting of shareholders of the Company is held customarily in Tokyo in June each year. In addition, the Company may hold an extraordinary general meeting of shareholders whenever necessary. Under the Articles of Incorporation of the Company, a general meeting of shareholders may be held in Tokyo or Yokohama. Notice of a shareholders' meeting stating the place, the time and the purpose thereof must be given to each shareholder having voting rights at least two weeks prior to the date set for the meeting. The record date for an ordinary general meeting of shareholders is 31st March.

Any shareholder holding at least 300 voting rights or one per cent. of the total number of voting rights for six months or longer may propose a matter to be considered at a general meeting of shareholders by submitting a written request to a Representative Director at least six weeks prior to the date of such meeting.

**Voting Rights**

A holder of Shares constituting one or more units is entitled to one vote for each unit of Shares, except that a corporate shareholder more than one-quarter of the total voting rights of which are directly or indirectly held by the Company does not have voting rights. Except as otherwise provided by law or by the Articles of Incorporation of the Company, a resolution can be adopted at a general meeting of shareholders by the holder of a majority of the total number of voting rights represented at the meeting. The quorum for election of Directors and Corporate Auditors is one-third of the total number of outstanding Shares having voting rights. The Company's shareholders are not entitled to cumulative voting in the election of Directors. Shareholders of the Company may cast their votes in writing. Shareholders may also exercise their voting rights through proxies, provided that the proxies are also holders of Shares with voting rights.

The Commercial Code provides that any amendment to the Articles of Incorporation (except for increasing the number of the authorised capital stock in connection with a stock split and reducing the number of Shares constituting a full unit or abolishing the concept of a unit share entirely in connection with the unit share system) and certain other matters require approval by a "special resolution" of a general meeting of shareholders, where the quorum is a majority of the total number of voting rights and the approval of at least two-thirds of the voting rights represented at the meeting is required. Such matters include a reduction of stated capital, the removal of a Director or Corporate Auditor, the dissolution, merger or consolidation of the Company, a "share exchange" or "share transfer" by the Company (which creates a parent and a wholly-owned subsidiary relationship between the Company and another company pursuant to the Commercial Code), a corporate split, the transfer of the whole or a substantial part of its business, the taking over of the whole of the business of another company, an offering to persons other than shareholders of new Shares at a "specially favourable" price, convertible bonds with "specially favourable" conversion conditions, or bonds or notes with stock purchase warrants under "specially favourable" conditions, or the granting to its Directors or employees of rights to subscribe for new Shares.

**Liquidation Rights**

In the event of the liquidation of the Company, the assets remaining after payment of all debts, liquidation expenses and taxes will be distributed among the holders of Shares in proportion to the respective number of Shares which they hold.

**Issue of Additional Shares and Pre-emptive Rights**

Holders of Shares have no pre-emptive rights. Authorised but unissued Shares may be issued at such times and upon such terms as the Board of Directors determines, subject to the limitations as to the offering of new Shares at a "specially favourable" price mentioned in "—Voting Rights" above. The Board of Directors may, however, determine that shareholders be given subscription rights to new Shares, in which case they must be given on uniform terms to all shareholders as of a record date of which not less than two weeks' prior public notice must be given. Each of the shareholders to whom such rights are given must also be given at least two weeks' prior notice of the date on which such rights expire.

Under the Commercial Code, the Company may issue bonds with warrants to subscribe for new Shares. Subject to certain requirements under the Commercial Code, bonds with warrants may be issued by a resolution of the Board of Directors and the warrants may be detached from the relevant bonds and transferable by delivery of warrant certificates which are regarded as independent securities under the Securities and Exchange Law. Holders of warrants may exercise their rights to subscribe for new Shares within the subscription period by submitting exercise notices and paying the subscription amount as prescribed in the terms of such warrants.

Apart from warrants to subscribe for new Shares issued in conjunction with bonds as mentioned above, the Company may, under the amendments to the Commercial Code enacted in 1997, issue by "special resolutions" of a general meeting of shareholders rights to subscribe for new Shares ("subscription-right options") to its Directors and employees if the Company's Articles of Incorporation so authorise and if there are justifiable reasons for doing so, subject to certain other requirements. The Company's Articles of Incorporation provide that the Company may issue subscription-right options to its Directors and employees. To date, however, no resolution authorising the issuance of such subscription-right options has been adopted by a general meeting of shareholders of the Company.

**Dilution**

It is possible that, in the future, market conditions and other factors might make rights issues to shareholders desirable at a subscription price substantially below their then current market price, in which case shareholders who do not exercise and are unable otherwise to realise the full value of their subscription rights will suffer dilution of their equity interests in the Company.

**Report to Shareholders**

The Company furnishes to its shareholders notices of shareholders' meetings, annual and semi-annual business reports including non-consolidated financial statements, and notices of resolutions adopted at the shareholders' meetings, all of which are in Japanese.

**Record Date and Closing of Shareholders' Register**

As stated above, 31st March is the record date for the payment of annual dividends and the determination of shareholders entitled to vote at the ordinary general meeting of shareholders and 30th September is the record date for the payment of interim dividends. In addition, by a resolution of the Board of Directors and after giving at least two weeks' prior public notice, the Company may at any time set a record date or close the shareholders' register temporarily (for a period not in excess of three months) in order to determine the shareholders who are entitled to certain rights pertaining to the Shares. The trading of Shares and the delivery of certificates in respect thereof may continue even while the shareholders' register is closed.

**Acquisition by the Company of Shares**

The Company may acquire Shares (i) by way of purchase on any Japanese stock exchange on which Shares are listed or by way of tender offer (in either case pursuant to an ordinary resolution of an ordinary general meeting of shareholders), (ii) from a specific shareholder other than a subsidiary of the Company (pursuant to a special resolution of an ordinary general meeting of shareholders), or (iii) from a subsidiary of the Company (pursuant to a resolution of the Board of Directors). In the case of (ii) above,

any other shareholder may make a request directly to a Representative Director, five days prior to the relevant shareholders' meeting, that the Company acquire the Shares held by such shareholder.

Any such acquisition of Shares must satisfy certain requirements, including that the total amount of the purchase price may not exceed the amount of the retained earnings available for annual dividend payments plus the amount of any reduction of the stated capital, additional paid-in capital or legal reserve (if such reduction is authorised by a resolution of the relevant general meeting of shareholders) minus the sum of the amount to be paid by way of appropriation of retained earnings and the amount of retained earnings to be transferred to the stated capital in respect of the relevant fiscal year pursuant to a resolution of such general meeting of shareholders. However, if it is anticipated that the net assets, as stated on the balance sheet at the end of the immediately following fiscal year, will be less than the aggregate amount of items described in (i) through (vi) in "—Dividends" above, the Company may not purchase such Shares.

The Company may hold the Shares acquired in compliance with the provisions of the Commercial Code, and, generally, may cancel or dispose of such Shares by a resolution of its Board of Directors.

**Reporting of Substantial Shareholdings**

The Securities and Exchange Law requires any person who has become, beneficially and solely or jointly, a holder of more than five per cent. of the total issued voting shares of capital stock of a company listed on any Japanese stock exchange or whose shares are traded on the over-the-counter markets in Japan, to file a report concerning such shareholdings with the Director of the competent Local Finance Bureau of the Ministry of Finance within five business days. A similar report must also be made in respect of any subsequent change of one per cent. or more in any such holding. For this purpose, shares issuable to such person upon his or her exchange of exchangeable securities, conversion of convertible securities or exercise of warrants are taken into account in determining both the size of his or her holding and the issuer's total issued share capital.

## TAXATION

### Japanese Taxation

The following is a summary of the principal Japanese tax consequences to owners of Shares who are non-residents of Japan or non-Japanese corporations ("Non-resident shareholders"). The statements regarding Japanese tax laws set out below are based on the laws in force and as interpreted by the Japanese tax authorities as of the date of this Offering Circular and are subject to changes in the applicable Japanese laws or tax treaties, conventions or agreements, or in the interpretation thereof, occurring after that date. The summary is not exhaustive of all possible tax considerations which may apply to a particular investor and potential investors are advised to satisfy themselves as to the overall tax consequences of the acquisition, ownership and disposition of Shares, including specifically the tax consequences under Japanese law, the laws of the jurisdiction of which they are resident, and any tax treaty, convention or agreement between Japan and their country of residence, by consulting their own tax advisors.

Generally, a Non-resident shareholder will be subject to Japanese income tax collected by way of withholding on dividends paid by the Company. Stock splits are not subject to Japanese income tax.

In the absence of any applicable tax treaty, convention or agreement reducing the maximum rate of withholding tax, the rate of Japanese withholding tax applicable to dividends paid by the Company to Non-resident shareholders is 20 per cent. Japan has income tax treaties, conventions or agreements whereby the above-mentioned withholding tax rate is reduced, generally to 15 per cent. for portfolio investors, with, among others, Australia, Belgium, Canada, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, The Netherlands, New Zealand, Norway, Singapore, Spain, Sweden, Switzerland, the United Kingdom and the United States of America. Non-resident shareholders who are entitled to a reduced rate of Japanese withholding tax on payment of dividends on the Shares by the Company are required to submit an application for relief from Japanese income tax on dividends in advance through the Company to the relevant tax authority before payment of dividends. A standing proxy for Non-resident shareholders may provide such application service. See "Description of the Shares—General". Non-resident shareholders who do not submit an application in advance will be entitled to claim the refund of withholding taxes withheld in excess of the rate of an applicable tax treaty from the relevant Japanese tax authority.

Gains derived from the sale outside Japan of Shares by a Non-resident shareholder, or from the sale of Shares within Japan by a Non-resident shareholder not having a permanent establishment in Japan, are, in general, not subject to Japanese income taxes.

Japanese inheritance and gift taxes at progressive rates may be payable by an individual who has acquired Shares as a legatee, heir or donee, even if the individual is not a Japanese resident.

### United States Federal Income Taxation

The following is a summary of the material United States federal income tax consequences of the acquisition, ownership and disposition of Shares. The discussion set forth below is applicable to U.S. Holders (as defined below) (i) who are residents of the United States for purposes of the current income tax treaty between Japan and the United States (the "Treaty"), (ii) whose Shares are not, for purposes of the Treaty, effectively connected with a permanent establishment in Japan and (iii) who otherwise qualify for the full benefits of the Treaty.

This discussion is intended only as a descriptive summary and does not purport to be a complete analysis or listing of all possible tax considerations. The discussion deals only with Shares acquired in this offering and held as capital assets and does not address any special United States tax consequences that may be applicable to U.S. Holders that are subject to special treatment under the United States Internal Revenue Code of 1986, as amended (the "Code"), such as dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, financial institutions, tax-exempt entities, insurance companies, investors liable for alternative minimum tax, regulated investment companies, real estate investment trusts, persons holding Shares as part of a hedging, integration or conversion transaction, constructive sale or a straddle, persons owning 10 per cent. or more of the voting stock of the Company, or persons whose functional currency is not the United States dollar. Consequently, prospective purchasers who are U.S. Holders are advised to consult their own tax advisors regarding United States federal, state and local tax consequences of their ownership of Shares.

The statements of United States tax laws set out below are based on the laws in effect as of the date of this Offering Memorandum all of which are subject to change possibly with retroactive effect.

As used herein, the term "U.S. Holder" means a beneficial holder of a Share that is (i) a citizen or resident of the United States, (ii) a corporation or partnership created or organised in or under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source or (iv) a trust if it (X) is subject to the primary supervision of a court within the United States and one or more United States persons has authority to control all substantial decisions of the trust or (Y) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

*Taxation of Dividends*

Subject to the discussion of the PFIC rules below, the gross amount of dividends paid to U.S. Holders of Shares (including amounts withheld in respect of Japanese withholding taxes) generally will be treated as dividend income to such holders, to the extent paid out of the Company's current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income will be includible in the gross income of a U.S. Holder as ordinary income on the day received by the U.S. Holder. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.

The amount of any dividend paid in yen will equal the United States dollar value of the yen received calculated by reference to the exchange rate in effect on the date the dividend is received by the U.S. Holder regardless of whether the yen are converted into United States dollars. If the yen received as a dividend is not converted into United States dollars on the date of receipt, a U.S. Holder will have a basis in the yen equal to its United States dollar value on the date of receipt. Any gain or loss realised on a subsequent conversion or other disposition of the yen will be treated as ordinary income or loss.

The maximum rate of withholding tax on dividends paid to a U.S. Holder who has complied with the requirements of the Treaty is 15 per cent. Subject to certain complex conditions and limitations, Japanese withholding taxes on dividends at the Treaty rate may be treated as foreign taxes eligible for credit against a U.S. Holder's United States federal income tax liability. Alternatively, a U.S. Holder may claim a deduction for such amount of Japanese withholding tax in a taxable year, subject to applicable limitations in the Code, but only if such U.S. Holder does not elect to claim a foreign tax credit in respect of any foreign taxes paid by it in the taxable year. For purposes of calculating the foreign tax credit, dividends paid on the Shares will be treated as income from sources outside the United States and will generally be treated as "passive income" or, in the case of certain U.S. Holders, as "financial services income". Special rules apply to certain individuals whose foreign source income during the taxable year consists entirely of "qualified passive income" and whose creditable foreign taxes paid or accrued during the taxable year do not exceed $300 ($600 in the case of a joint return). Further, in certain circumstances, a U.S. Holder that (i) has held Shares for less than a specified minimum period during which it is not protected from risk of loss, (ii) is obligated to make payments related to the dividends or (iii) holds the Shares in an arrangement in which the holder's expected economic return, after non-United States taxes, is insubstantial will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on the Shares. Investors are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

To the extent that the amount of any distribution exceeds the Company's current and accumulated earnings and profits for a taxable year, as determined under United States federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the Shares (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognised by the investor on a subsequent disposition of the Shares), and the balance in excess of adjusted basis will be taxed as capital gain recognised on a sale or exchange. Consequently, such distributions in excess of the Company's current and accumulated earnings and profits, would not give rise to foreign source income and a U.S. Holder would not be able to use the foreign tax credit arising from any Japanese withholding tax imposed on such distribution unless such credit can be applied (subject to applicable limitations) against U.S. tax due on other foreign source income in the appropriate category for foreign tax credit purposes.

*Taxation of Capital Gains*

For United States federal income tax purposes, a U.S. Holder will recognise taxable gain or loss on any sale or exchange of a Share in an amount equal to the difference between the amount realised for the

Share and the U.S. Holder's basis in the Share. Subject to the discussion of the PFIC rules, such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder's holding period for such Shares exceeds one year. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for a reduced tax rate of 20 per cent. The deductibility of capital losses is subject to limitations. Any gain or loss recognised by a U.S. Holder will generally be treated as United States source income or loss.

*Passive Foreign Investment Company*

Based on the projected composition of its income and valuation of its assets, including goodwill, the Company believes it may be a PFIC for the current year or may become one in the future, although there can be no certainty in this regard.

In general, a company is considered a PFIC for any taxable year if either:

- at least 75 per cent. of its gross income is passive income; or
- at least 50 per cent. of the value of its assets is attributable to assets that produce or are held for the production of passive income.

The 50 per cent. of value test is based on the average of the value of the Company's assets for each quarter during the taxable year. If the Company owns at least 25 per cent., by value, of another company's stock, the Company will be treated, for purposes of the PFIC rules, as owning its proportionate share of the assets and receiving its proportionate share of the income of that company.

The Company's analysis of its PFIC status is based on a valuation of its assets, including goodwill. In calculating goodwill, the Company has valued its total assets based on the market value of its Shares which is subject to change. In addition, the Company has made a number of assumptions regarding the amount of its market value allocable to goodwill and the percentage of goodwill allocated to active and passive assets. The Company believes its valuation approach is reasonable. However, it is possible that the Internal Revenue Service will challenge the valuation or allocation of the Company's goodwill.

Because the Company has valued its goodwill based on the anticipated market value of its Shares immediately following the offering, a decrease in the price of its Shares may affect the Company's PFIC status.

If the Company is a PFIC for any taxable year during which a U.S. Holder holds its Shares such U.S. Holder will be subject to special tax rules with respect to any "excess distribution" that the U.S. Holder receives and any gain the U.S. Holder realises from a sale or other disposition (including a pledge) of the Shares. These special tax rules generally will apply even if the Company ceases to be a PFIC in subsequent years. Distributions a U.S. Holder receives in a taxable year that are greater than 125 per cent. of the average annual distributions the U.S. Holder received during the shorter of the three preceding taxable years or the U.S. Holder's holding period for the Shares will be treated as excess distributions. Under these special tax rules,

- the excess distribution or gain will be allocated ratably over the U.S. Holder's holding period for the Shares
- the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which the Company was a PFIC, will be treated as ordinary income, and
- the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

If a U.S. Holder holds the Shares in any year in which the Company is a PFIC, the U.S. Holder is required to file Internal Revenue Service Form 8621.

In certain circumstances, a U.S. Holder, in lieu of being subject to the PFIC rules discussed above, may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method provided that such stock is regularly traded on a qualified exchange. It is intended that the Shares will be listed on the Tokyo Stock Exchange which must meet certain trading, listing, financial disclosure and other requirements to be treated as a qualified exchange under applicable Treasury regulations for purposes of the mark-to-market election, and no assurance can be given that the Shares will be "regularly traded" for purposes of the mark-to-market election.

If a U.S. Holder makes an effective mark-to-market election, such holder will include in income each year as ordinary income the excess of the fair market value of such holder's PFIC Shares at the end of the year over such holder's adjusted tax basis in the Shares. The U.S. Holder will be entitled to deduct as an ordinary loss each year the excess of such holder's adjusted tax basis in the Shares over its fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

The U.S. Holder's adjusted tax basis in PFIC Shares will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If the U.S. Holder makes a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless such stock ceases to be marketable stock or the Internal Revenue Service consents to the revocation of the election. U.S. Holders are urged to consult their tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in their particular circumstances.

Alternatively, a U.S. Holder of stock in a PFIC can sometimes avoid the rules described above by electing to treat the Company as a "qualified electing fund" under section 1295 of the Internal Revenue Code. This option is not available to U.S. Holders because the Company does not intend to comply with the requirements necessary to permit U.S. Holders to make this election.

U.S. Holders should consult their own tax advisors concerning the United States federal income tax consequences of holding the Company's Shares if the Company is considered a PFIC in any taxable year.

*Information Reporting and Backup Withholding*

In general, information reporting requirements will apply to dividends in respect of the Shares paid within the United States (and in certain cases, outside of the United States) to U.S. Holders other than certain exempt recipients (such as corporations), and backup withholding may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number, the U.S. Holder fails to report interest and dividends required to be shown on its federal income tax returns or, in certain circumstances, if the U.S. Holder fails to comply with applicable certification requirements. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder's United States federal income tax liability.

In general, payment of the proceeds from the sale of Shares to or through a United States office of a broker is subject to both United States backup withholding and information reporting unless the U.S. Holder certifies its non-United States status under penalties of perjury or otherwise establishes an exemption. United States information reporting and backup withholding generally will not apply to a payment made outside the United States of the proceeds of a sale of Shares through an office outside the United States of a non-United States broker. However, United States information reporting requirements (but not backup withholding) will apply to a payment made outside the United States of the proceeds of a sale of Shares through an office outside the United States of a broker (i) that is a United States person, (ii) that derives 50 per cent. or more of its gross income for a specified three-year period from the conduct of a trade or business in the United States, (iii) that is a "controlled foreign corporation" as to the United States, or (iv) that is a foreign partnership, if at any time during its tax year one or more of its partners are U.S. persons (as defined in U.S. Treasury regulations) who in the aggregate hold more than 50 per cent. of the income or capital interest in the partnership or if, at any time during its tax year, such foreign partnership is engaged in a United States trade or business, unless the broker has documentary evidence in its files that the holder is a non-United States person or the U.S. Holder otherwise establishes an exemption.

Amounts withheld under the backup withholding rules may be credited against a U.S. Holder's tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the United States Internal Revenue Service.

*Inheritance and Gift Tax*

As discussed in "—Japanese Taxation", certain Japanese inheritance and gift taxes may be imposed on holders of Shares. U.S. Holders should consult their own tax advisors regarding the effect of such taxes and the potential application of the Estate and Gift Tax Treaty between the United States and Japan.

## SELLING RESTRICTIONS

*Because of the following restrictions, investors are advised to consult legal counsel prior to making any reoffering, resale, pledge or transfer of the International Shares.*

The International Offering is being made in accordance with Rule 144A and Regulation S. The International Shares have not been and will not be registered under the Securities Act or with any securities regulatory authority of any state or other jurisdiction and, accordingly, may not be offered, sold, pledged or otherwise transferred or delivered within the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S) except as set forth below. Furthermore, the Company has not registered, and does not intend to register, as an investment company under the Investment Company Act. The Company intends to rely upon an exemption from the registration requirements of the Investment Company Act that requires the Company to limit the persons resident in the United States who purchase securities of the Company to Qualified Purchasers.

**Rule 144A Shares**

Each purchaser of Rule 144A Shares will be required to execute and deliver to the Company and the Rule 144A Selling Agents a Transfer Certificate in substantially the form of Annex A to this Offering Circular, pursuant to which such purchaser will make the following representations, warranties, acknowledgements and agreements:

(1) Such purchaser represents and warrants that it is both a QIB within the meaning of Rule 144A and a Qualified Purchaser within the meaning of Section 2(a)(51)(A) of the Investment Company Act (a "QIB-QP"). It further represents and warrants (A) that it is acquiring the Rule 144A Shares purchased by it (the "Purchased Shares") for its own account or (B) that it is acquiring the Purchased Shares for the account of one or more QIB-QPs (each, an "Account"), each of which is acquiring beneficial interests in the Purchased Shares ("Beneficial Interests") for its own account.

(2) Such purchaser hereby acknowledges that the Purchased Shares have not been registered under the Securities Act.

(3) Such purchaser agrees, on its own behalf and on behalf of each Account, that: (A) if in the future it decides to offer, resell, pledge or otherwise transfer any Purchased Share or any Beneficial Interest, it will offer, sell, pledge or otherwise transfer such Purchased Share or such Beneficial Interest only (i) to a Rule 144A Selling Agent or (ii) on any of the Listed Stock Exchanges in accordance with Regulation S; and (B) if in the future any Account decides to offer, resell, pledge or otherwise transfer any Beneficial Interest, such Account will offer, sell, pledge or otherwise transfer such Beneficial Interest only (i) to a Rule 144A Selling Agent, (ii) on any of the Listed Stock Exchanges in accordance with Regulation S or (iii) to such purchaser for its own account.

(4) Such purchaser acknowledges that the Company, the Rule 144A Selling Agents, the International Managers and others will rely upon its representations, warranties, acknowledgements and agreements set forth in its Transfer Certificate, and it agrees to notify the Company and the Rule 144A Selling Agents promptly in writing if any of its confirmations, acknowledgements or agreements therein ceases to be accurate and complete. Such purchaser irrevocably agrees that its Transfer Certificate or a copy thereof may be produced to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

(5) Such purchaser represents and warrants that all necessary actions have been taken to authorise the purchase by it of the Purchased Shares and the execution of its Transfer Certificate.

**Regulation S Shares**

Each initial purchaser of International Shares other than the Rule 144A Shares ("Regulation S Shares") will be deemed to have represented and agreed as follows:

(1) It is a non-U.S. person who is acquiring such Regulation S Shares in an offshore transaction in accordance with Rule 903 or Rule 904 under the Securities Act.

(2) It understands that such Regulation S Shares have not been and will not be registered under the Securities Act and, until 40 days after the closing of the International Offering, may not be offered, resold, pledged or transferred within the United States or to, or for the account or benefit of, U.S. Persons.

# CLEARANCE AND SETTLEMENT OF THE INTERNATIONAL SHARES

## JASDEC

The central clearing system of share certificates under the Law Concerning Central Clearing of Share Certificates and Other Securities in Japan will apply to the Shares following the listing thereof on the Tokyo Stock Exchange. Under this system, holders of Shares may deposit certificates for Shares with JASDEC, the sole depositary under the system, through the Participants. See "Description of the Shares–General".

### Settlement Procedures—Secondary Market Trading

Book-entry interests in the Shares may be held through the facilities of Euroclear Bank S.A./N.V. as operator of the Euroclear System ("Euroclear") or Clearstream Banking, société anonyme ("Clearstream, Luxembourg") and, if so, the relevant purchasers must deliver their Shares to the nominee in Japan for the relevant clearing system who will hold the Shares in JASDEC.

The aggregate holdings of book-entry interests in the Shares in Euroclear and Clearstream, Luxembourg will be reflected in the book-entry accounts of each such institution. Euroclear or Clearstream, Luxembourg, as the case may be, and every other intermediate holder in the chain to the beneficial owner of book-entry interests in the Shares, will be responsible for establishing and maintaining accounts for their participants and clients having an interest in the book-entry interests in the Shares.

Holders of book-entry interests in the Shares through Euroclear and Clearstream, Luxembourg may incur fees normally payable in respect of the maintenance and operation of accounts in Euroclear or Clearstream, Luxembourg. In addition, a Japanese securities company or commercial bank acting as standing proxy will charge certain standard fees. See "Description of the Shares—General".

Secondary market sales of book-entry interests in the Shares held through Euroclear or Clearstream, Luxembourg to purchasers of book-entry interests in the Shares through Euroclear or Clearstream, Luxembourg will be conducted in accordance with the normal rules and operating procedures of Euroclear and Clearstream, Luxembourg and will be settled using the procedures applicable to conventional eurobonds. Any transfer of interests in the Shares out of Euroclear and Clearstream, Luxembourg will be done in accordance with the rules of Euroclear and Clearstream, Luxembourg and those of JASDEC and the Company's Share Handling Regulations. Secondary market sales and transfers of Shares held outside of Euroclear and Clearstream, Luxembourg will also be conducted in accordance with the Company's Share Handling Regulations and the rules of JASDEC (if applicable) and, in any case, the respective rules of the Listed Stock Exchanges applicable to listed securities. See "—JASDEC" and "General Information".

## OFFERING AND SALE

Pursuant to an international purchase agreement dated the date of this Offering Circular (the "International Purchase Agreement"), Nomura International plc, Salomon Brothers International Limited, Daiwa Securities SMBC Europe Limited, Lehman Brothers International (Europe), Merrill Lynch International and UBS AG, acting through its business group UBS Warburg, as the International Managers, for whom Nomura International plc is acting as international representative (the "International Representative"), have each agreed with the Company and the International Selling Shareholder, subject to the satisfaction of certain conditions, severally but not jointly to purchase the International Shares to be sold by the International Selling Shareholder at ¥10,450 per Share (the "Purchase Price"). No selling concession, management commission or underwriting commission will be payable by the Company or the International Selling Shareholder with respect thereto. The difference between the Offer Price (as stated on the cover page of this Offering Circular) and the Purchase Price will be distributed among the International Managers and the Rule 144A Selling Agents.

The International Managers are entitled to be released and discharged from their obligations under, and to terminate, the International Purchase Agreement in certain circumstances prior to payment to the International Selling Shareholder. If an International Manager defaults, the International Purchase Agreement provides that the purchase commitments of the non-defaulting International Managers may be increased or the International Purchase Agreement may be terminated. The Company and the Selling Shareholders have agreed to indemnify the International Managers and the Rule 144A Selling Agents against certain liabilities in connection with the offer and sale of the International Shares, and to contribute to payments the International Managers and the Rule 144A Selling Agents may be required to make in respect of those liabilities. The International Managers are offering the International Shares, subject to their acceptance of the International Shares from the International Selling Shareholder and subject to prior sale. The International Purchase Agreement provides that the obligations of the several International Managers to pay for and accept delivery of the International Shares are subject to approval of certain legal matters by their counsel and to certain other conditions. The International Managers reserve the right to withdraw, cancel or modify offers and to reject orders.

The International Shares are being offered and sold (i) by the International Managers to non-U.S. persons in offshore transactions outside Japan and the United States in reliance on Regulation S and (ii) by the Rule 144A Selling Agents of certain of the International Managers in the United States in reliance on Rule 144A. The International Purchase Agreement provides that only Nomura International plc, Salomon Brothers International Limited and Daiwa Securities SMBC Europe Limited may, through their respective Rule 144A Selling Agents, offer and resell the Rule 144A Shares to QIBs in the United States in reliance on Rule 144A, which QIBs are also Qualified Purchasers.

In connection with the International Offering, each of the Company, certain of the Selling Shareholders not selling their entire holdings and certain other shareholders of the Company has agreed with each of the International Managers, during the period (the "lock-up period") beginning on the date of this Offering Circular and ending on the date 180 calendar days after the date of the closing of the Offerings, not to, (i) issue, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, or permit any entities over which any such party exercises management control or any person acting at any such party's direction, to issue, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, any Shares or any other capital stock of the Company, or any securities convertible into, or exercisable or exchangeable for, or that represent the right to receive, Shares or any other capital stock of the Company, or (ii) enter into any swap or any other transaction that transfers, in whole or in part, directly or indirectly, ownership (or any economic consequences thereof) of Shares or any other capital stock of the Company, in each case without the prior written consent of the Global Coordinator, except that (x) the Company may (A) issue options or warrants to purchase or subscribe for Shares under any incentive compensation plan, provided that no such options or warrants may be exercisable until after the expiration of the lock-up period, (B) issue Shares pursuant to any stock split of Shares, or (C) sell Shares held by it as a result of its purchase of Shares constituting less than one unit upon request of any holders thereof, (y) any shareholder that is a securities company may sell, sell any option or contract to purchase, or otherwise transfer or dispose of any Shares acquired in the ordinary course of its business as a securities company and (z) any shareholder may lend or otherwise transfer Shares to a wholly owned subsidiary of either such shareholder or such shareholder's parent company or

to a trust controlled by such shareholder or such a subsidiary, provided that the foregoing restrictions shall be applicable to any such transferee.

The Company has entered into a Japanese underwriting agreement dated the date of this Offering Circular with the New Shares Underwriter providing for the concurrent offer and sale of the New Shares, and the Company and the Japanese Selling Shareholders have entered into a Japanese underwriting agreement dated the date of this Offering Circular with the Japanese Existing Shares Underwriters providing for the concurrent offer and sale of the Japanese Existing Shares, in the Japanese Offerings. The Offer Price and Purchase Price for the International Offering and the Japanese Offerings are identical. The closing of each Offering is conditioned on the closing of the other two Offerings. The representative of the Japanese Existing Shares Underwriters is Nomura Securities Co., Ltd. (the "Japanese Existing Shares Representative"). Nomura Securities Co., Ltd. and Nomura International plc are collectively acting as the Global Coordinator of the Offerings.

The Global Coordinator has advised the Company that pursuant to an intersyndicate agreement dated the date of this Offering Circular between the International Representative on behalf of the International Managers and the Japanese Representative on behalf of the Japanese Underwriters, each International Manager has agreed that it has not offered or sold, and it will not offer or sell, any International Shares, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used in this paragraph means any person resident in Japan, including any corporation or other entity organised under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan, and each Japanese Underwriter has agreed that it has not offered or sold, and it will not offer or sell, any Japanese Shares, directly or indirectly, other than in Japan or to, or for the benefit of, any resident of Japan. Such obligations of the International Managers and the Japanese Underwriters will terminate upon such date and at such time as shall be determined by the Global Coordinator.

The International Shares have not been and will not be registered under the Securities Act and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the Securities Act. Each International Manager has agreed that, except as permitted by the International Purchase Agreement, it will not offer, sell or deliver the International Shares (i) as part of their distribution at any time or (ii) otherwise until 40 days after the later of the commencement of the International Offering and the closing date, within the United States or to, or for the account or benefit of, U.S. persons, and that it will have sent to each dealer to which it sells International Shares during the distribution compliance period a confirmation or other notice setting forth the restrictions on offers and sales of the International Shares within the United States or to, or for the account or benefit of, U.S. persons. Terms used in this paragraph have the meanings given to them by Regulation S under the Securities Act.

In addition, until 40 days after the commencement of the offering, an offer or sale of International Shares within the United States by a dealer that is not participating in the offering may violate the registration requirements of the Securities Act if such offer or sale is made otherwise than in accordance with Rule 144A under the Securities Act.

Also, the Company has not registered, and does not intend to register, as an investment company under the Investment Company Act. The Company intends to rely upon an exemption from the registration requirements of the Investment Company Act that requires the Company to limit the persons resident in the United States who purchase securities of the Company to QIBs which are also Qualified Purchasers. Accordingly, the Company has deemed it advisable to require each purchaser of Rule 144A Shares to execute and deliver to the Company and the Rule 144A Selling Agents a Transfer Certificate in substantially the form of Annex A to this Offering Circular, pursuant to which such purchaser will make certain representations, warranties, acknowledgements and agreements. See "Selling Restrictions".

The International Shares have not been and will not be registered under the Securities and Exchange Law. Each International Manager has represented and agreed that the International Shares being purchased by it will be purchased by it as principal and that, in connection with the International Offering, it will not, directly or indirectly, offer or sell any International Shares in Japan or to, or for the benefit of, any resident of Japan (including any Japanese corporation) or to others for reoffer or resale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan, except pursuant to any exemption from the registration requirements and from the requirements to deliver a prospectus under the Securities and Exchange Law and otherwise in compliance with such law and other relevant laws and regulations.

Each International Manager has represented and agreed that (i) it has not offered or sold and, prior to the expiry of a period of six months from the closing of the International Offering, will not offer or sell any International Shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995, (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the "FSMA")) received by it in connection with the issue or sale of any International Shares in circumstances in which section 21(1) of the FSMA does not apply to the Company, and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the International Shares in, from or otherwise involving the United Kingdom.

Prior to the Offerings, there has been no public market for the Shares inside or outside Japan. The Offer Price of the Shares will be determined by agreement among the Company, the Selling Shareholders and the Global Coordinator in consultation with Nikko Salomon Smith Barney Limited and Daiwa Securities SMBC Co. Ltd. Among the factors to be considered in determining the Offer Price of the Shares, in addition to prevailing market conditions, will be the Company's historical performance, assessment of the Company's management and business prospects and the consideration of the above factors in relation to market valuations of companies in related businesses.

The Shares may not be offered or sold, directly or indirectly, and neither this Offering Circular nor any other offering material or advertisement in connection with the International Shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction, but subject to the restrictions described above and in "Selling Restrictions."

Some of the International Managers and Japanese Underwriters, including Nomura Securities, have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with the Company. They have received customary fees and commissions for these transactions. See "Investment Considerations—Relationship with Nomura Holdings and its Subsidiaries and Affiliates".

Nikko Cordial Corporation and Citigroup Inc. have established a series of business alliances in respect of Japan-related activities. Salomon Brothers International Limited is authorised to conduct Japan-related business under the name NikkoSalomonSmithBarney Europe.

## INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Financial Statements have been audited by Shin Nihon & Co. (formerly known as Century Ota Showa & Co.), independent certified public accountants, as stated in their report appearing herein.

## LEGAL MATTERS

Certain legal matters with respect to the International Offering will be passed upon for the Company by Tomotsune & Kimura and for the International Managers by Simpson Thacher & Bartlett and Mitsui, Yasuda, Wani & Maeda.

## GENERAL INFORMATION

(1) The offer of the International Shares was approved by resolutions passed on 19th November, 2001 and 28th November, 2001 by the Board of Directors of the Company.

(2) Copies of the Articles of Incorporation, the Regulations of the Board of Directors and the Share Handling Regulations of the Company will be available for inspection during usual business hours on any weekday (except Saturdays and Sundays and public holidays) at the head office of the Company.

(3) Except as disclosed herein, there has been no material adverse change in the financial position or results of operations of the Company on either a consolidated or non-consolidated basis since 31st March, 2001.

(4) The Company is not involved in or threatened by any legal, arbitral, administrative or other proceedings the results of which might, individually or in the aggregate, be material in the context of the International Offering.

(5) Shin Nihon & Co. (formerly known as Century Ota Showa & Co.) has given and has not withdrawn its written consent to the issue of this Offering Circular with the inclusion herein of its report in the form and context in which it appears.

(6) The International Shares have been accepted for clearance through Euroclear and Clearstream, Luxembourg. The International Security Identification Number, the Common Code and the Securities Identification Code are JP3762800005, 013504610 and 4307, respectively.

## SUMMARY OF CERTAIN SIGNIFICANT DIFFERENCES BETWEEN JAPANESE AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The accompanying consolidated financial statements of the Company have been prepared in conformity with Japanese GAAP, which differs from U.S. GAAP in certain material respects. Such differences are discussed below and address only those differences related to the consolidated financial statements. In addition, no attempt has been made to identify disclosure, presentation or classification differences that would affect the manner in which transactions and events are presented in the financial statements.

The significant differences between Japanese GAAP and U.S. GAAP which would affect the determination of consolidated net income and shareholders' equity of the Company are set out below:

### 1. Consolidation of Subsidiaries

Until the year ended 31st March, 1999, under Japanese GAAP, certain subsidiaries whose aggregate total assets, net sales, net income and retained earnings were immaterial might be excluded from consolidation. Effective the fiscal year commencing on or subsequent to 1st April, 1999, the criteria for the inclusion of a subsidiary in the consolidated group accounts has been changed from one based strictly on the percentage of shareholding (for example, ownership in excess of 50 per cent.), to one based on the substance of the commercial relationship between the companies and, in particular, one which reflects the entity which exercises *de facto* control.

In addition, subsidiaries which are operating under the Corporate Reorganisation Law, the Bankruptcy Law, or the Liquidation Law are classified based on the above criteria and, thus, may or may not be included in consolidation.

Under U.S. GAAP, consolidated financial statements generally include the accounts of all subsidiaries in which the parent has a controlling financial interest (usually, a majority voting interest).

### 2. Foreign Currency Translation

Until the year ended 31st March, 2000, under Japanese GAAP, monetary accounts denominated in a foreign currency were translated as stated below.

(i) Foreign currencies and short-term monetary accounts are translated at the rate prevailing on the balance sheet date. The resulting translation gain or loss is included in the determination of net income for the year.

(ii) Long-term monetary accounts and non-monetary accounts are translated at the applicable historical exchange rates prevailing at the time of the transactions.

Effective the financial year commencing on or after 1st April, 2000, monetary receivables and payables denominated in foreign currencies are to be translated at the current exchange rates in effect as of the balance sheet date. Translation adjustments resulting from translating the foreign currency financial statements of foreign subsidiaries are to be accumulated and reported as a component of shareholders' equity.

Under U.S. GAAP, monetary assets and liabilities denominated in a foreign currency, whether short-term or long-term, are translated at the exchange rate at the balance sheet date. Exchange differences are recorded in the income statement.

The financial statements of foreign subsidiaries where the local currency is the functional currency are translated into yen in accordance with FASB Statement No. 52, Foreign Currency Translation. All balance sheet accounts are translated using the exchange rates in effect at the balance sheet date. Income statement amounts are translated using the exchange rate in effect during the year. Translation adjustments resulting from translating the foreign currency financial statements of subsidiaries are accumulated and reported as a component of shareholders' equity.

### 3. Valuation of Inventories

Under Japanese GAAP, inventories can be stated at cost, the policy followed by the Company, or at the lower of cost or market. U.S. GAAP requires that all inventories be valued at the lower of cost or market.

## 4. Valuation of Securities

Until the year ended 31st March, 2000, under Japanese GAAP, investments in marketable securities as well as non-marketable securities, could be stated at cost. Effective the financial year commencing on or after 1st April, 2000, the current market value and unrealised gains or losses on securities held for trading purposes are to be recognised based on the market value method and to be charged to income. Debt securities held-to-maturity are to be stated by the amortised cost method and the amortised costs are to be charged to income. Marketable securities other than securities held for trading purposes and debt securities held-to-maturity are to be stated by the market value and the related unrealised gains or losses are recognised and presented as a component of shareholders' equity, net of the applicable taxes.

The new standard is effective for the financial years beginning on or after 1st April, 2000, and requires the classification of certain investments in debt securities and equity securities similar to the classification under U.S. GAAP.

The Company has neither securities held for trading purposes nor debt securities held-to-maturity as of 31st March, 2001.

Under U.S. GAAP, investments in equity securities which have readily determinable fair values, except for all investments accounted for by the equity method, and all investments in debt securities, are to be classified in three categories and accounted for as follows:

(i) Debt securities which the enterprise has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortised cost. Unrealised gains and losses are not reported in the financial statements until realised or until a decline in fair value below cost is deemed to be other than temporary.

(ii) Debt and marketable equity securities which are acquired and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealised gains and losses included in earnings.

(iii) Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as other securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of shareholders' equity.

## 5. Accounting for Income Taxes

Until the year ended 31st March, 1999, under Japanese GAAP, income taxes were principally provided for based on taxable income for the period, determined in accordance with applicable tax laws. Deferred income taxes are recognised for temporary differences between the tax bases of the assets or liabilities and the reported amounts in the financial statements effective the fiscal year commencing on or subsequent to 1st April, 1999.

U.S. GAAP requires that deferred income taxes be recognised for temporary differences between the tax bases of the assets or liabilities and the reported amounts in the financial statements.

## 6. Leases Capitalised as Assets

Under Japanese GAAP, for finance leases where ownership is not deemed to be transferred from the lessor to the lessee, the lessee may choose not to capitalise lease expenses and may account for the lease in a manner similar to that applicable to operating leases. The Company's policy is to account for finance leases in a manner similar to operating leases.

U.S. GAAP requires that leases which transfer essentially all the risks and rewards of ownership of the leased assets from the lessor to the lessee to be capitalised.

## 7. Accounting for Compensated Absences

Under Japanese GAAP, there is no specific accounting standard for compensated absences and this liability is not generally recognised in Japan.

Under U.S. GAAP, an employer accrues the liability for employees' compensation for future absences if certain conditions are met.

## 8. Accounting for Employees' Retirement Benefits

Until the year ended 31st March, 2000, under Japanese GAAP, provisions were generally made for the amount which would be required to be paid under unfunded lump-sum benefit plans if all eligible

employees voluntarily terminated their services at the balance sheet date. Contributions to non contributory defined pension plans were expensed when they were paid. Effective the fiscal year commencing on or subsequent to 1st April, 2000, a new method of accounting for retirement benefits is to be applied. The new accounting method employs an approach similar to that of U.S. GAAP, but will also reflect the special characteristics of retirement benefits in Japan.

Under U.S. GAAP, pension costs are recognised and computed using a particular actuarial approach known as the projected unit credit method.

**9. Bonuses to Directors and Statutory Auditors**

Under Japanese GAAP, bonuses to directors are accounted for as an appropriation of retained earnings and are recorded after approval by the shareholders.

Under U.S. GAAP, such bonuses are accounted for as expenses and are charged to operations in the year to which the bonus relates.

**10. Impairment of Long-Lived Assets**

Japanese GAAP requires carrying tangible and intangible fixed assets at cost less depreciation, and does not require any review for impairment of such assets.

U.S. GAAP requires review for impairment of long-lived assets and certain identifiable intangibles to be held and used wherever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the expected future cash flows are less than the carrying amount of such an asset, an impairment loss is recognised.

**11. Revenue Recognition**

Under Japanese GAAP, recognition of software revenue is permitted by various methods including the percentage-of-completion method, the policy followed by the Company.

Under U.S. GAAP, software revenue is recognised when all the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred and no future elements to be delivered are essential to the functionality of the delivered elements, the vendor's fee is fixed or determinable and collectibility is probable.

**12. Per Share Data**

Under Japanese GAAP, a change in common stock resulting from a stock split does not require retroactive adjustment of the per share data.

Under U.S. GAAP, a change in common stock resulting from a stock split requires retroactive adjustment of the computation of basic and diluted EPS for all periods presented in order to reflect the change in capital structure.

**13. Interest Rate Swap**

Under Japanese GAAP, as for interest rate swaps used for converting receipts or payments of interest on an asset or a liability, if principal terms of the interest rate swaps such as notional amount, index of interest rates, date and interval of interest payments, contract period are essentially the same as those of the hedged asset or liability, such interest rate swaps may not be measured at fair value, but the related interests may be adjusted to the interests on the hedged asset or liability on an accrual basis.

Under U.S. GAAP, interest rate swaps are measured at fair value in any case. If interest rate swaps meet the criteria for the fair value hedge accounting, the hedged items are also measured at fair value to match the income statement impact. If interest rate swaps meet the criteria for the cash flow hedge accounting, the valuation difference on the interest rate swaps is directly recognised as a component of equity.

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## INDEX TO FINANCIAL STATEMENTS

THIS PAGE IS INTENTIONALLY LEFT BLANK

## REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors and Shareholders
Nomura Research Institute, Ltd.

We have audited the accompanying consolidated balance sheets of Nomura Research Institute, Ltd. and its consolidated subsidiaries as of 31st March, 2000 and 2001, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended 31st March, 2001, all expressed in Japanese yen. Our audits were made in accordance with auditing standards, procedures and practices generally accepted and applied in Japan and, accordingly, included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

In our opinion, the accompanying consolidated financial statements, expressed in Japanese yen, present fairly the consolidated financial position of Nomura Research Institute, Ltd. and its consolidated subsidiaries at 31st March, 2000 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended 31st March, 2001 in conformity with accounting principles and practices generally accepted in Japan applied on a consistent basis.

As described in Note 1, Nomura Research Institute, Ltd. and its consolidated subsidiaries adopted new accounting standards for consolidation, research and development costs, and tax-effect accounting in the preparation of their consolidated financial statements for the year ended 31st March, 2000. In addition, Nomura Research Institute, Ltd. and its consolidated subsidiaries have also adopted new accounting standards for financial instruments and employees' retirement benefits in the preparation of their consolidated financial statements for the year ended 31st March, 2001.

The U.S. dollar amounts in the accompanying consolidated financial statements with respect to the year ended 31st March, 2001 are presented solely for convenience. Our audit also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 2.

Century Ota Showa & Co.

Tokyo, Japan
29th June, 2001

*See Note 1 which explains the basis of preparation of the consolidated financial statements of Nomura Research Institute, Ltd. under Japanese accounting principles and practices.*

| | 31st March, 2000 | 31st March, 2001 | 30th September, 2001 | 31st March, 2001 | 30th September, 2001 |
|---|---|---|---|---|---|
| | | | (Unaudited) | | (Unaudited) |
| | (Millions of yen) | | | (Thousands of U.S. dollars) (Note 2) | |
| **ASSETS** | | | | | |
| Current assets: | | | | | |
| Cash and bank deposits (Note 14) | ¥ 34,392 | ¥ 64,131 | ¥ 20,317 | $ 537,111 | $ 170,159 |
| Short-term investment securities (Notes 3 and 14) | – | 20,001 | 35,012 | 167,513 | 293,233 |
| Accounts receivable and other receivables (Notes 5 and 20) | 32,239 | 34,172 | 44,288 | 286,198 | 370,921 |
| Inventories | 396 | 353 | 431 | 2,956 | 3,610 |
| Deferred income taxes (Note 12) | 2,358 | 3,355 | 2,173 | 28,099 | 18,199 |
| Other current assets | 1,176 | 1,463 | 1,308 | 12,253 | 10,955 |
| Allowance for doubtful accounts | (115) | (90) | (85) | (754) | (712) |
| Total current assets | 70,446 | 123,385 | 103,444 | 1,033,376 | 866,365 |
| Property and equipment (Notes 6 and 8): | | | | | |
| Land | 11,276 | 8,089 | 8,089 | 67,747 | 67,747 |
| Buildings, net | 14,555 | 12,519 | 12,854 | 104,849 | 107,655 |
| Machinery and equipment, net | 12,949 | 11,405 | 11,415 | 95,520 | 95,603 |
| Property and equipment, net | 38,780 | 32,013 | 32,358 | 268,116 | 271,005 |
| Software and other intangibles | 14,073 | 16,973 | 20,474 | 142,152 | 171,474 |
| Investment securities (Notes 3 and 20) | 17,692 | 94,901 | 57,869 | 794,816 | 484,665 |
| Investments in affiliates (Note 3) | 7,620 | 8,985 | 8,457 | 75,251 | 70,829 |
| Deferred income taxes (Note 12) | 7,764 | 1,715 | 1,131 | 14,363 | 9,472 |
| Other assets (Notes 7 and 20) | 10,935 | 11,135 | 12,393 | 93,258 | 103,795 |
| Allowance for doubtful accounts | (5) | (3) | (2) | (25) | (17) |
| Translation adjustments | 969 | – | – | – | – |
| **Total assets** | ¥ 168,274 | ¥ 289,104 | ¥ 236,124 | $ 2,421,307 | $ 1,977,588 |

*See accompanying notes to con*

ITUTE, LTD.
E SHEETS

| | 31st March, 2000 | 31st March, 2001 | 30th September, 2001 | 31st March, 2001 | 30th September, 2001 |
|---|---|---|---|---|---|
| | | | (Unaudited) | | (Unaudited) |
| | (Millions of yen) | | | (Thousands of U.S. dollars) (Note 2) | |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | | | | |
| **Current liabilities:** | | | | | |
| Short-term borrowings (Note 9) | ¥ 500 | ¥ 100 | ¥ – | $ 837 | $ – |
| Long-term debt due within one year (Notes 8 and 9) | 4,400 | 2,608 | 1,608 | 21,843 | 13,467 |
| Accounts payable | 18,099 | 22,024 | 21,705 | 184,456 | 181,784 |
| Accrued expenses | 9,293 | 9,976 | 9,414 | 83,551 | 78,844 |
| Income taxes payable | 6,482 | 17,159 | 2,898 | 143,710 | 24,271 |
| Other current liabilities | 6,060 | 6,007 | 4,173 | 50,310 | 34,950 |
| Total current liabilities | 44,834 | 57,874 | 39,798 | 484,707 | 333,316 |
| Long-term debt (Notes 8 and 9) | 3,200 | 3,526 | 3,222 | 29,531 | 26,985 |
| Allowance for employees' retirement benefits (Note 10) | 12,556 | 19,732 | 20,160 | 165,260 | 168,844 |
| Allowance for the welfare pension plan (Note 10) | 10,574 | 11,548 | – | 96,717 | – |
| Deferred income taxes (Note 12) | 59 | 26,258 | 13,837 | 219,916 | 115,888 |
| Other long-term liabilities (Notes 11 and 20) | 5,214 | 4,994 | 5,015 | 41,826 | 42,002 |
| **Commitments and contingent liabilities** (Note 21) | | | | | |
| **Shareholders' equity** (Notes 13 and 15): | | | | | |
| Common stock, ¥500 par value for 2000; ¥50 for 2001: Authorised – 10,000,000 at 31st March, 2000 and 150,000,000 shares at 31st March, 2001 and 30th September, 2001, respectively Issued – 4,300,000 at 31st March, 2000 and 43,000,000 shares at 31st March, 2001 and 30th September, 2001, respectively | 10,100 | 10,100 | 10,100 | 84,590 | 84,590 |
| Additional paid-in capital | 2,400 | 2,400 | 2,400 | 20,100 | 20,100 |
| Retained earnings | 79,337 | 104,290 | 116,715 | 873,451 | 977,513 |
| Unrealised gain on other securities (Note 3) | – | 48,518 | 25,226 | 406,348 | 211,273 |
| Translation adjustments | – | (136) | (349) | (1,139) | (2,923) |
| Total shareholders' equity | 91,837 | 165,172 | 154,092 | 1,383,350 | 1,290,553 |
| **Total liabilities and shareholders' equity** | ¥ 168,274 | ¥ 289,104 | ¥ 236,124 | $ 2,421,307 | $ 1,977,588 |

*olidated financial statements.*

| | Year ended 31st March, | | |
|---|---|---|---|
| | 1999 | 2000 | 2001 |
| | (Millions of yen) | | |
| Sales (Note 20) | ¥ 175,058 | ¥ 183,616 | ¥ 217,984 |
| Cost of sales | 132,561 | 138,395 | 160,643 |
| Gross profit | 42,497 | 45,221 | 57,341 |
| Selling, general and administrative expenses (Notes 17 and 18) | 25,929 | 25,906 | 29,498 |
| Operating profit | 16,568 | 19,315 | 27,843 |
| Other income (expenses): | | | |
| Interest and dividend income | 2,518 | 1,533 | 3,368 |
| Equity in earnings of affiliates | 24 | 113 | 350 |
| Interest expense (Note 9) | (455) | (168) | (140) |
| Loss on property and equipment | (5,092) | (756) | (5,456) |
| Gain (loss) on investment securities (Notes 3, 19 and 20) | 60 | (705) | 25,437 |
| Gain on investments in affiliates (Notes 19 and 20) | 5,546 | 813 | – |
| Provision for net retirement benefit obligation at transition (Note 10) | – | – | (344) |
| Actuarial loss (Notes 10 and 19) | – | – | (6,122) |
| Provision for the welfare pension plan (Notes 10 and 19) | – | (10,574) | (974) |
| Reversal of allowance for the welfare pension plan (Notes 10 and 19) | – | – | – |
| Prior service cost of the employees' pension plan | (2,961) | – | – |
| Other, net | (1,037) | 19 | (333) |
| | (1,397) | (9,725) | 15,786 |
| Income before income taxes | 15,171 | 9,590 | 43,629 |
| Provision for income taxes (Note 12): | | | |
| Current | 7,023 | 9,880 | 22,129 |
| Deferred | – | (5,420) | (3,882) |
| | 7,023 | 4,460 | 18,247 |
| **Net income** | ¥ 8,148 | ¥ 5,130 | ¥ 25,382 |

*See accompanying notes to co*

**I INSTITUTE, LTD.**
**ENTS OF INCOME**

| Six months ended 30th September, 2000 | Six months ended 30th September, 2001 | *Year ended 31st March, 2001* | *Six months ended 30th September, 2001* |
|---|---|---|---|
| (Unaudited) (Millions of yen) | | *(Thousands of U.S. dollars) (Note 2)* | *(Unaudited)* |
| ¥ 102,496 | ¥ 109,099 | *$ 1,825,662* | *$ 913,727* |
| 75,254 | 80,981 | *1,345,419* | *678,233* |
| 27,242 | 28,118 | *480,243* | *235,494* |
| 13,775 | 16,070 | *247,052* | *134,590* |
| 13,467 | 12,048 | *233,191* | *100,904* |
| 2,806 | 2,145 | *28,208* | *17,965* |
| 214 | 135 | *2,931* | *1,130* |
| (63) | (75) | *(1,173)* | *(628)* |
| (280) | (126) | *(45,695)* | *(1,055)* |
| (738) | – | *213,040* | – |
| – | – | – | – |
| (344) | – | *(2,881)* | – |
| – | – | *(51,273)* | – |
| – | – | *(8,157)* | – |
| – | 8,147 | – | *68,233* |
| – | – | – | – |
| (425) | (80) | *(2,789)* | *(670)* |
| 1,170 | 10,146 | *132,211* | *84,975* |
| 14,637 | 22,194 | *365,402* | *185,879* |
| 6,694 | 3,039 | *185,335* | *25,452* |
| (657) | 6,213 | *(32,513)* | *52,035* |
| 6,037 | 9,252 | *152,822* | *77,487* |
| ¥ 8,600 | ¥ 12,942 | *$ 212,580* | *$ 108,392* |

*;olidated financial statements.*

## NOMURA RESEARCH INSTITUTE, LTD.
## CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

| | Common stock | Additional paid-in capital | Retained earnings | Unrealised gain on other securities | Translation adjustments | Total shareholders' equity |
|---|---|---|---|---|---|---|
| | | | (Millions of yen) | | | |
| **Balance at 31st March, 1998** | ¥ 10,100 | ¥ 2,400 | ¥ 55,026 | ¥ – | ¥ – | ¥ 67,526 |
| Net income | – | – | 8,148 | – | – | 8,148 |
| Effect of exclusion of an affiliate from equity method, net | – | – | 5,853 | – | – | 5,853 |
| Cash dividends paid | – | – | (215) | – | – | (215) |
| Bonuses to directors | – | – | (120) | – | – | (120) |
| **Balance at 31st March, 1999** | 10,100 | 2,400 | 68,692 | – | – | 81,192 |
| Net income | – | – | 5,130 | – | – | 5,130 |
| Cumulative effect of adoption of tax-effect accounting | – | – | 4,689 | – | – | 4,689 |
| Increase resulting from merger of a consolidated subsidiary | – | – | 1,201 | – | – | 1,201 |
| Cash dividends paid | – | – | (215) | – | – | (215) |
| Bonuses to directors and statutory auditors | – | – | (160) | – | – | (160) |
| **Balance at 31st March, 2000** | 10,100 | 2,400 | 79,337 | – | – | 91,837 |
| Net income | – | – | 25,382 | – | – | 25,382 |
| Cash dividends paid | – | – | (215) | – | – | (215) |
| Bonuses to directors and statutory auditors | – | – | (214) | – | – | (214) |
| Unrealised gain on other securities | – | – | – | 48,518 | – | 48,518 |
| Translation adjustments | – | – | – | – | (136) | (136) |
| **Balance at 31st March, 2001** | ¥ 10,100 | ¥ 2,400 | ¥ 104,290 | ¥ 48,518 | ¥ (136) | ¥ 165,172 |

| | Common stock | Additional paid-in capital | Retained earnings | Unrealised gain on other securities | Translation adjustments | Total shareholders' equity |
|---|---|---|---|---|---|---|
| | | | *(Thousands of U.S. dollars) (Note 2)* | | | |
| **Balance at 31st March, 2000** | *$ 84,590* | *$ 20,100* | *$ 664,464* | *$ –* | *$ –* | *$ 769,154* |
| Net income | – | – | *212,580* | – | – | *212,580* |
| Cash dividends paid | – | – | *(1,801)* | – | – | *(1,801)* |
| Bonuses to directors and statutory auditors | – | – | *(1,792)* | – | – | *(1,792)* |
| Unrealised gain on other securities | – | – | – | *406,348* | – | *406,348* |
| Translation adjustments | – | – | – | – | *(1,139)* | *(1,139)* |
| **Balance at 31st March, 2001** | *$ 84,590* | *$ 20,100* | *$ 873,451* | *$ 406,348* | *$ (1,139)* | *$ 1,383,350* |

*See accompanying notes to consolidated financial statements.*

## NOMURA RESEARCH INSTITUTE, LTD.
## CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
## (UNAUDITED)

| | Common stock | Additional paid-in capital | Retained earnings | Unrealised gain on other securities | Translation adjustments | Total share-holders' equity |
|---|---|---|---|---|---|---|
| | | | (Millions of yen) | | | |
| **Balance at 31st March, 2001** | ¥ 10,100 | ¥ 2,400 | ¥ 104,290 | ¥ 48,518 | ¥ (136) | ¥ 165,172 |
| Net income | – | – | 12,942 | – | – | 12,942 |
| Cash dividends paid | – | – | (215) | – | – | (215) |
| Bonuses to directors and statutory auditors | – | – | (302) | – | – | (302) |
| Unrealised gain on other securities | – | – | – | (23,292) | – | (23,292) |
| Translation adjustments | – | – | – | – | (213) | (213) |
| **Balance at 30th September, 2001** | ¥ 10,100 | ¥ 2,400 | ¥ 116,715 | ¥ 25,226 | ¥ (349) | ¥ 154,092 |

| | Common stock | Additional paid-in capital | Retained earnings | Unrealised gain on other securities | Translation adjustments | Total share-holders' equity |
|---|---|---|---|---|---|---|
| | | | *(Thousands of U.S. dollars) (Note 2)* | | | |
| **Balance at 31st March, 2001** | *$ 84,590* | *$ 20,100* | *$ 873,451* | *$ 406,348* | *$ (1,139)* | *$ 1,383,350* |
| Net income | – | – | *108,392* | – | – | *108,392* |
| Cash dividends paid | – | – | *(1,801)* | – | – | *(1,801)* |
| Bonuses to directors and statutory auditors | – | – | *(2,529)* | – | – | *(2,529)* |
| Unrealised gain on other securities | – | – | – | *(195,075)* | – | *(195,075)* |
| Translation adjustments | – | – | – | – | *(1,784)* | *(1,784)* |
| **Balance at 30th September, 2001** | *$ 84,590* | *$ 20,100* | *$ 977,513* | *$ 211,273* | *$ (2,923)* | *$ 1,290,553* |

*See accompanying notes to consolidated financial statements.*

| | Year ended 31st March, | | |
|---|---|---|---|
| | 1999 | 2000 | 2001 |
| | (Millions of yen) | | |
| **Cash flows from operating activities** | | | |
| Income before income taxes | ¥ 15.171 | ¥ 9,590 | ¥ 43,629 |
| Adjustments to reconcile income before income taxes to net cash provided by operating activities: | | | |
| Depreciation and amortisation | 11,811 | 13,005 | 13,660 |
| Interest and dividend income | (2,518) | (1,533) | (3,368) |
| Interest expense | 455 | 168 | 140 |
| Loss on property and equipment | 5,128 | 765 | 5,456 |
| (Gain) loss on investment securities | (60) | 705 | (25,437) |
| Gain on investments in affiliates | (5,546) | (813) | – |
| Changes in operating assets and liabilities: | | | |
| Accounts receivable and other receivables, net of advance payments received | 1,052 | (1,537) | (2,501) |
| Allowance for doubtful accounts | (71) | (26) | (29) |
| Accounts payable | 1,895 | (430) | 3,925 |
| Inventories | (71) | (196) | 44 |
| Allowance for employees' retirement benefits and welfare pension plan | 3,387 | 10,920 | 8,148 |
| Other | 1,900 | 1,974 | (147) |
| Subtotal | 32,533 | 32,592 | 43,520 |
| Interest and dividends received | 2,526 | 1,605 | 4,562 |
| Interest paid | (425) | (148) | (147) |
| Income taxes paid | (6,144) | (6,818) | (11,453) |
| Net cash provided by operating activities | 28,490 | 27,231 | 36,482 |
| **Cash flows from investing activities** | | | |
| Acquisition of property and equipment | (6,884) | (10,146) | (6,824) |
| Proceeds from sales of property and equipment | 11,274 | 423 | 2,023 |
| Increase in software and other intangibles | (58) | (8,384) | (10,668) |
| Proceeds from sales of software and other intangibles | 31 | – | 668 |
| Increase in long-term prepaid expenses | (4,224) | – | – |
| Increase in investment securities | (7,825) | (739) | (77) |
| Proceeds from sales of investment securities | 343 | 403 | 30,185 |
| Increase in investments in affiliates | (160) | (400) | (197) |
| Proceeds from sales of investments in affiliates | 5,800 | 8,295 | 60 |
| Other | 656 | 49 | (624) |
| Net cash (used in) provided by investing activities | (1,047) | (10,499) | 14,546 |
| **Cash flows from financing activities** | | | |
| Net repayment of short-term borrowings | (12,000) | (2,393) | (400) |
| Proceeds from long-term debt | 5,000 | – | 4,169 |
| Repayment of long-term debt | (12,117) | (3,470) | (5,635) |
| Cash dividends paid | (215) | (215) | (215) |
| Net cash used in financing activities | (19,332) | (6,078) | (2,081) |
| Effect of exchange rate changes on cash and cash equivalents | (689) | (964) | 784 |
| Net increase (decrease) in cash and cash equivalents | 7,422 | 9,690 | 49,731 |
| Cash and cash equivalents at beginning of year | 17,280 | 24,702 | 34,392 |
| Cash and cash equivalents at end of year (Note 14) | ¥ 24,702 | ¥ 34,392 | ¥ 84,123 |

*See accompanying notes to co[illegible]*

**I INSTITUTE, LTD.**
**ENTS OF CASH FLOWS**

| Six months ended 30th September, 2000 | Six months ended 30th September, 2001 | Year ended 31st March, 2001 | Six months ended 30th September, 2001 |
|---|---|---|---|
| (Unaudited) (Millions of yen) | | (Thousands of U.S. dollars) (Note 2) | (Unaudited) |
| ¥ 14,637 | ¥ 22,194 | $ 365,402 | $ 185,879 |
| 5,758 | 5,900 | 114,405 | 49,414 |
| (2,806) | (2,145) | (28,208) | (17,965) |
| 63 | 75 | 1,173 | 628 |
| 280 | 126 | 45,695 | 1,055 |
| 738 | – | (213,040) | – |
| – | – | – | – |
| (6,494) | (10,373) | (20,946) | (86,876) |
| (12) | (6) | (243) | (50) |
| 267 | (319) | 32,873 | (2,672) |
| 104 | (78) | 369 | (653) |
| 611 | (11,120) | 68,241 | (93,132) |
| (963) | (3,202) | (1,231) | (26,818) |
| 12,183 | 1,052 | 364,490 | 8,810 |
| 2,289 | 900 | 38,207 | 7,538 |
| (63) | (80) | (1,231) | (670) |
| (6,720) | (17,300) | (95,921) | (144,891) |
| 7,689 | (15,428) | 305,545 | (129,213) |
| (2,416) | (3,758) | (57,152) | (31,474) |
| 1,335 | 270 | 16,943 | 2,261 |
| (5,606) | (6,839) | (89,347) | (57,278) |
| 655 | 58 | 5,595 | 486 |
| – | – | – | – |
| (14) | (1,254) | (645) | (10,503) |
| 225 | – | 252,806 | – |
| (196) | (30) | (1,650) | (251) |
| – | – | 502 | – |
| 159 | (1) | (5,226) | (8) |
| (5,858) | (11,554) | 121,826 | (96,767) |
| (500) | (100) | (3,350) | (838) |
| – | – | 34,916 | – |
| (1,200) | (1,304) | (47,194) | (10,921) |
| (215) | (215) | (1,801) | (1,801) |
| (1,915) | (1,619) | (17,429) | (13,560) |
| (65) | (201) | 6,566 | (1,683) |
| (149) | (28,802) | 416,508 | (241,223) |
| 34,392 | 84,123 | 288,040 | 704,548 |
| ¥ 34,243 | ¥ 55,321 | $ 704,548 | $463,325 |

*;olidated financial statements.*

## NOMURA RESEARCH INSTITUTE, LTD.
## NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

### 1. Significant Accounting Policies

*Basis of Presentation*

The accompanying consolidated financial statements of Nomura Research Institute, Ltd. (the "Company") and its consolidated subsidiaries have been compiled from those prepared by the Company and its consolidated subsidiaries as required under the Securities and Exchange Law of Japan and have been prepared in accordance with accounting principles and practices generally accepted and applied in Japan which may differ in certain material respects from accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

In addition, the notes to the consolidated financial statements include information which is not required under accounting principles and practices generally accepted in Japan but is presented herein as additional information.

Certain reclassifications have been made to present the accompanying consolidated financial statements in a format which is familiar to readers outside Japan. A consolidated statement of cash flows has been presented for the year ended 31st March, 1999, although such a statement was not required prior to the year ended 31st March, 2000.

*Basis of Consolidation*

In accordance with the revised accounting standard for consolidation which became effective 1st April, 1999, the accompanying consolidated financial statements for the years ended 31st March, 2000 and 2001 include the accounts of the Company and significant companies which are controlled directly or indirectly by the Company. All subsidiaries, fourteen, eleven, thirteen, twelve and fourteen for the years ended 31st March, 1999, 2000 and 2001 and for the six months ended 30th September, 2000 and 2001, respectively, have been consolidated. The major consolidated subsidiary is NRI Data Service, Ltd. Effective the year ended 31st March, 2001, NRI Secure Technologies, Ltd. and NRI Shared Service, Ltd. have been initially consolidated. In addition, effective the six months ended 30th September, 2001, NRI Cyber Patent, Ltd. has been initially consolidated.

All significant intercompany balances and transactions have been eliminated in consolidation. The Company's investments in affiliated companies over which it has the ability to exercise significant influence have been accounted for by the equity method and the pro-rated share of those affiliates' income has been included in consolidated income. The major affiliate accounted for by the equity method is NIWS Co. Additionally, Nomura Funds Research and Technologies Co., Ltd. has been initially accounted for by the equity method effective the year ended 31st March, 2001. Furthermore, ViewPalette Planning, Inc. has been initially accounted for by the equity method effective the six months ended 30th September, 2001. The Company sold all its shares in Union Computer Service Co. during the year ended 31st March, 2001, and the pro-rated share of the related income for the period up to the selling date has been included in equity in earnings of affiliates. The Company holds investment securities in its major shareholders, The Nomura Securities Co., Ltd. (which on 1st October, 2001 became Nomura Holdings, Inc.), Nomura Land and Building Co., Ltd., and Nomura Asset Management Co., Ltd., which are included in investments in affiliates in the balance sheets.

*Cash Equivalents*

Cash equivalents, as presented in the statements of cash flows, are defined as low-risk, highly liquid and short-term investments (maturing within three months from the acquisition date) which are readily convertible to cash.

*Investment Securities*

The accounting policy for investments in major shareholders included in investments in affiliates is the same as the accounting policy for investment securities.

*Years Ended 31st March, 1999 and 2000*

Listed investment securities are stated principally at the lower of cost or market, and the cost of such securities sold has been determined by the moving average method. Non-listed investment securities

are stated at cost and the cost of such securities sold during these years has been determined by the moving average method.

*Year Ended 31st March, 2001 and Six Months Ended 30th September, 2001*

The Company and its consolidated subsidiaries have adopted a new accounting standard for financial instruments issued by the Business Accounting Deliberation Council which became effective 1st April, 2000. This standard requires that securities be classified by their holding objectives into trading, held-to-maturity and other securities. Other securities include marketable securities and non-marketable securities.

Securities held for trading purposes are stated at market value and the cost of securities sold is determined by the moving average method.

Debt securities held-to-maturity are carried at amortised cost.

Marketable securities classified as other securities are stated at market value as of the balance sheet date and the cost of securities sold has been determined by the moving average method. Unrealised gain or loss on marketable securities classified as other securities is included as a component of shareholders' equity, net of the applicable taxes. Non-marketable securities classified as other securities are stated at cost and the cost of securities sold has been determined by the moving average method.

As a result of the adoption of this standard, income before income taxes for the year ended 31st March, 2001 decreased by ¥488 million (*U.S.$4,087 thousand*) from the amount which would have been recorded under the method followed in the prior year. In addition, investment securities, investments in affiliates and other assets reflected at 31st March, 2001 were higher than the corresponding amounts which would have been recorded under the method followed in the prior year by ¥81,879 million (*U.S.$685,754 thousand*), ¥878 million (*U.S.$7,353 thousand*) and ¥405 million (*U.S.$3,392 thousand*), respectively. As a result, total assets increased by ¥83,162 million (*U.S.$696,499 thousand*) over the amount which would have been recorded if the previous year's method had been followed.

*Derivative Financial Instruments*

Derivative financial instruments are generally required to be stated at fair value. However, the Company and certain consolidated subsidiaries may from time to time enter into interest rate swap agreements in order to manage certain risks arising from adverse fluctuations in the interest rates on their bank loans. The Company and certain consolidated subsidiaries have implemented internal regulations under which they will so hedge any significant interest rate risks. These interest rate swaps meet the criteria for special hedge accounting, under which interest on the swap agreements is accrued as incurred. Hedge accounting has been used, although no evaluation of the effectiveness of the interest rate swaps which meet the above conditions has been undertaken, as is permitted by the accounting standard for financial instruments.

*Inventories*

Inventories are stated at cost determined by the identified cost method.

*Depreciation of Property and Equipment*

Property and equipment are recorded at cost. Depreciation is calculated principally by the declining-balance method over the useful lives of the related assets. The Company and its domestic consolidated subsidiaries have individually estimated the useful lives of a portion of their machinery and equipment by determining when the machinery and equipment can be judged to be significantly obsolete because of advancements in technology.

Buildings (excluding structures attached to the buildings) acquired on or after 1st April, 1998 by the Company and its domestic consolidated subsidiaries have been depreciated by the straight-line method over the periods prescribed.

*Amortisation of Software and Other Intangibles*

Development costs of computer software to be sold are amortised based on the estimated volume of sales or the estimated sales revenue, with the minimum amortisation amount calculated based on a useful life of 3 years. Software intended for use by the Company for the purpose of rendering customer services is being amortised over a useful life of up to 5 years.

A revised accounting standard for research and development costs issued by the Business Accounting Deliberation Council became effective 1st April, 1999. The Company, however, has continued to follow the former accounting policy both for software to be sold and software intended for internal use if the development was commenced during and prior to the year ended 31st March, 1999. According to this prior accounting policy, software to be sold was recorded as an inventory item and was amortised based on its estimated volume of sales. Subcontractor costs related to software intended for internal use were recorded as long-term prepaid expenses and amortised by the straight-line method over their estimated useful lives.

The presentation of software for the year ended 31st March, 2000 was changed in accordance with the current standard. As a result of adopting the new standard, software included in inventories and long-term prepaid expenses in prior years has been reclassified as "software and other intangibles" in the accompanying consolidated financial statements for the years ended 31st March, 2000 and 2001 and the six months ended 30th September, 2001.

Intangible assets other than computer software to be sold and software intended for internal use were amortised by the straight-line method over their estimated useful lives for the years ended 31st March, 2000 and 2001 and the six months ended 30th September, 2000 and 2001.

*Allowance for Doubtful Accounts*

An allowance for doubtful accounts was formerly provided at the maximum amount allowable for income tax purposes plus an estimate of the amount of specific uncollectible accounts for the years ended 31st March, 1999 and 2000.

The allowance for doubtful accounts has been provided based on the Company's and its consolidated subsidiaries' historical experience with respect to write-offs and based on an estimate of the amount of specific uncollectible accounts for the year ended 31st March, 2001 and the six months ended 30th September, 2000 and 2001.

*Goodwill*

Goodwill is expensed at the time of acquisition.

*Retirement and Severance Benefits for Employees*

Employees of the Company and its domestic consolidated subsidiaries who terminate their employment are entitled, under most circumstances, to lump-sum payments and/or annuity payments as described below, determined by reference to their current basic rate of pay, length of service and the conditions under which the termination occurs.

The Company and certain of its domestic consolidated subsidiaries have noncontributory defined benefit pension plans funded through trust banks and insurance companies (the "employee pension plans").

In addition, substantially all employees of the Company and employees of its consolidated domestic subsidiaries were covered under an industry-wide, multi-employer welfare pension plan administered by the Japan Securities Dealers Employees' Pension Fund in coordination with the contributory governmental welfare pension plan (the "welfare pension plan") until the withdrawal of the Company and certain of its consolidated domestic subsidiaries from the welfare pension plan during the six months ended 30th September, 2001. The welfare pension plan consisted of a contributory and a non-contributory portion. The non-contributory portion of the welfare pension plan was funded as an additional portion of the contributory governmental welfare pension plan in conformity with the funding requirements and with the applicable regulations stipulated by the Japanese government.

With respect to the allowance for employees' retirement benefits for the portion of the lump-sum payments, the Company and its domestic consolidated subsidiaries provide the unamortised total amount which would be required to be paid if all eligible employees voluntarily terminated their employment at the balance sheet date less the benefits to be covered by the employee pension plans until the year ended 31st March, 2000. In addition, for the annuity payment portion, certain subsidiaries already reflected the liabilities for the prior year service cost recognised under the employee pension plans for the year ended 31st March, 1999.

The Company and its domestic consolidated subsidiaries have adopted a revised accounting standard for retirement benefits for employees, which was issued by the Business Accounting

Deliberation Council and became effective on 1st April, 2000. As a result, retirement and severance benefits for the year ended 31st March, 2001 have been provided on an accrual basis as of the balance sheet date based on an estimate of the projected benefit obligation and the employee pension plan assets. The retirement benefit obligation at transition was expensed upon transition. Actuarial gain or loss was charged to income as incurred.

The effect of the adoption of the new standard for retirement benefits was to decrease operating profit and income before income taxes by ¥686 million (*U.S.$5,745 thousand*) and ¥7,152 million (*U.S.$59,899 thousand*), respectively, for the year ended 31st March, 2001.

Until the withdrawal from the welfare pension plan, the allowance for the welfare pension plan was estimated and provided in order to prepare for future payments under the welfare pension plan needed to cover the portion of the pension liability exceeding the fair appraisal value of the pension plan assets, allocated to the Company and certain of its domestic consolidated subsidiaries. During the year ended 31st March, 2000, the Company noted that the welfare pension plan was facing certain difficulties due to the low rate of return on the plan assets, primarily as a result of the low interest rates in Japan and the decrease in the number of participants. The Company and certain of its domestic consolidated subsidiaries calculated the future benefit payment obligation in excess of the fair value of the assets funded for the welfare pension plan, and recorded a liability of ¥10,574 million for the year ended 31st March, 2000 and increased this liability by ¥974 million (*U.S.$8,157 thousand*) for the year ended 31st March, 2001. However, the allowance for the welfare pension plan was reversed as of 30th September, 2001 because of the withdrawal from the welfare pension plan. Upon withdrawal, ¥3,401 million (*U.S.$28,484 thousand*) (unaudited) of the allowance amount was contributed to the fund and the remaining ¥8,147 million (*U.S.$68,233 thousand*) (unaudited) was recorded in other income for the six months ended 30th September, 2001.

The required contributions to the welfare pension plan were accounted for as service cost based on the revised accounting standard for retirement benefits for employees, Supplement No. 12.

*Accrual for Retirement Benefits for Directors and Statutory Auditors*

The Company and its domestic consolidated subsidiaries provide an accrual for retirement benefits for directors and statutory auditors at the amount which would be required to be paid in accordance with the Company's or its domestic consolidated subsidiaries' internal regulations if all directors and statutory auditors resigned at the balance sheet date.

The Company and its domestic consolidated subsidiaries changed their method of accounting for retirement benefits for directors and statutory auditors for the year ended 31st March, 1999. Until the year ended 31st March, 1998, the Company and its domestic subsidiaries had expensed retirement benefits to directors when these were approved and paid.

The effect of this change in accounting policy at the beginning of the year ended 31st March, 1999 was ¥991 million and was charged to other expenses – other, net. This change also decreased operating profit and income before income taxes by ¥206 million and ¥1,197 million, respectively, for the year ended 31st March, 1999.

*Translation Adjustments*

The Company and its consolidated subsidiaries have adopted a revised accounting standard for foreign currency translation effective 1st April, 2000. Adoption of this standard has had no material impact on the consolidated financial position or results of operations for the year ended 31st March, 2001, except for the reclassification of translation adjustments from a component of assets to shareholders' equity.

*Leases*

Where financing leases do not transfer ownership of the leased property to the lessee, the leased property is not capitalised and the related rental and lease expenses are charged to income as incurred.

*Revenue Recognition*

In principle, revenue arising from research, consulting projects and system development projects is recognised based on the percentage-of-completion method and revenue from other projects is recognised when these services have been rendered.

*Research and Development Expenses*

Research and development expenses are charged to selling, general and administrative expenses as incurred.

*Income Taxes*

For the year ended 31st March, 1999, income taxes were accrued on the basis of the taxable income reported in the Company's and its consolidated subsidiaries' income tax returns and no provision was made for deferred income taxes arising from temporary differences between financial and tax reporting.

Effective 1st April, 1999, the Company and its consolidated subsidiaries adopted tax-effect accounting in accordance with an accounting standard issued by the Business Accounting Deliberation Council in March 1998. As a result, net income increased by ¥5,396 million and retained earnings increased by ¥10,085 million for the year ended 31st March, 2000. The cumulative effect of this change at 1st April, 1999 was credited directly to retained earnings and was reported as "Cumulative effect of adoption of tax-effect accounting" in the consolidated statement of changes in shareholders' equity for the year ended 31st March, 2000.

*Per Share Data*

The computation of basic net income and net assets per share is based on the weighted average number of shares of common stock outstanding during each year and the number of shares outstanding at each balance sheet date, respectively. Diluted net income per share has not been computed as neither the Company nor its consolidated subsidiaries have issued debentures, convertible bonds, stock options or warrants which would be potentially dilutive.

**2. U.S. Dollar Amounts**

The Company maintains its books of account in yen. The U.S. dollar amounts included in the accompanying consolidated financial statements and the notes thereto represent the arithmetic results of translating yen into dollars at ¥119.40 = U.S.$1.00, the rate of exchange prevailing on 30th September, 2001. The U.S. dollar amounts are included solely for the convenience of the reader and the translation is not intended to imply that the assets and liabilities which originated in yen have been or could be readily converted, realised or settled in U.S. dollars at the above or any other rate.

**3. Market Value Information**

1) The following is a summary of marketable equity securities included in investment securities and investments in affiliates at 31st March, 2000:

| | Carrying amount | Market value | Gross unrealised gain |
|---|---|---|---|
| | | (Millions of yen) | |
| Noncurrent: | | | |
| Marketable equity securities | ¥ 3,872 | ¥ 186,343 | ¥ 182,471 |

In addition to the securities presented above, the Company and its consolidated subsidiaries held the following non-marketable investment securities and investments in unlisted affiliates at 31st March, 2000:

| | (Millions of yen) |
|---|---|
| Noncurrent: | |
| Non-marketable equity securities | ¥ 14,440 |
| Non-marketable domestic bonds | 7,000 |

2). The following is a summary of other securities included in short-term investment securities, investment securities and investments in affiliates at 31st March, 2001 and 30th September, 2001:

a) Marketable securities classified as other securities

| | Acquisition costs | | Carrying amount | | Unrealised gain | |
|---|---|---|---|---|---|---|
| | 31st March, 2001 | 30th September, 2001 | 31st March, 2001 | 30th September, 2001 | 31st March, 2001 | 30th September, 2001 |
| | | (Unaudited) | | (Unaudited) | | (Unaudited) |
| | (Millions of yen) | | | | | |
| Equity securities | ¥ 2,602 | ¥ 3,203 | ¥ 85,360 | ¥ 46,982 | ¥ 82,758 | ¥ 43,779 |

| | *Acquisition costs* | | *Carrying amount* | | *Unrealised gain* | |
|---|---|---|---|---|---|---|
| | *31st March, 2001* | *30th September, 2001* | *31st March, 2001* | *30th September, 2001* | *31st March, 2001* | *30th September, 2001* |
| | | *(Unaudited)* | | *(Unaudited)* | | *(Unaudited)* |
| | *(Thousands of U.S. dollars)* | | | | | |
| Equity securities | *$ 21,792* | *$ 26,826* | *$ 714,908* | *$ 393,484* | *$ 693,116* | *$ 366,658* |

Proceeds from gain and loss on marketable securities classified as other securities during the year ended 31st March, 2001 were as follows:

| | (Millions of yen) | *(Thousands of U.S. dollars)* |
|---|---|---|
| Proceeds | ¥ 30,185 | *$ 252,806* |
| Gross gain | 26,496 | *221,910* |
| Gross loss | 797 | *6,675* |

b) Non-marketable securities classified as other securities

| | 31st March, 2001 | 30th September, 2001 | *31st March, 2001* | *30th September, 2001* |
|---|---|---|---|---|
| | | (Unaudited) | | *(Unaudited)* |
| | (Millions of yen) | | *(Thousands of U.S. dollars)* | |
| Noncurrent: | | | | |
| Equity securities | ¥ 10,642 | ¥ 11,294 | *$ 89,129* | *$ 94,590* |
| Domestic bonds due within 5 years | 7,000 | 7,000 | *58,626* | *58,626* |
| Other (money management funds) | 20,001 | 20,010 | *167,513* | *167,588* |
| Other (free financial funds) | – | 15,002 | – | *125,645* |

## 4. Derivatives

Because no derivative financial instruments were held by the Company and its consolidated subsidiaries at 31st March, 2000 and all derivatives held by a certain consolidated subsidiary at 31st March, 2001 were for hedging purposes, the related information on their respective market value is not presented.

## 5. Accounts Receivable and Other Receivables

For projects which have not been completed as of the balance sheet date, the percentage-of-completion method is applied and the estimated revenue considered to be earned from each project has been included in accounts receivable and other receivables in amounts of ¥8,057 million, ¥6,218 million (*U.S.$52,077 thousand*) and ¥17,774 million (*U.S.$148,861 thousand*) (unaudited) for the years ended 31st March, 2000 and 2001 and the six months ended 30th September, 2001, respectively.

## 6. Property and Equipment

Property and equipment are summarised as follows:

| | Useful life | 31st March, 2000 | 31st March, 2001 | 30th September, 2001 | *31st March, 2001* | *30th September, 2001* |
|---|---|---|---|---|---|---|
| | | | | (Unaudited) | | *(Unaudited)* |
| | Years | (Millions of yen) | | | *(Thousands of U.S. dollars)* | |
| Land.. .. .. .. .. .. | | ¥ 11,276 | ¥ 8,089 | ¥ 8,089 | *$ 67,747* | *$ 67,747* |
| Buildings .. .. .. .. | 15-50 | 36,176 | 30,613 | 31,356 | *256,390* | *262,613* |
| Machinery and equipment .. .. | 3-15 | 49,868 | 43,296 | 43,447 | *362,614* | *363,878* |
| Less: Accumulated depreciation .. .. | | (58,540) | (49,985) | (50,534) | *(418,635)* | *(423,233)* |
| Property and equipment, net .. | | ¥ 38,780 | ¥ 32,013 | ¥ 32,358 | *$ 268,116* | *$ 271,005* |

## 7. Other Assets

Other assets consisted of the following:

| | 31st March, 2000 | 31st March, 2001 | 30th September, 2001 | *31st March, 2001* | *30th September, 2001* |
|---|---|---|---|---|---|
| | | | (Unaudited) | | *(Unaudited)* |
| | (Millions of yen) | | | *(Thousands of U.S. dollars)* | |
| Lease deposits .. .. .. .. .. .. .. .. | ¥ 6,435 | ¥ 6,862 | ¥ 8,176 | *$ 57,471* | *$ 68,476* |
| Investment partnerships .. .. .. | 1,158 | 2,193 | 2,321 | *18,367* | *19,439* |
| Other .. .. .. .. .. .. .. .. .. .. | 3,342 | 2,080 | 1,896 | *17,420* | *15,880* |
| Other assets .. .. .. .. .. .. .. .. | ¥ 10,935 | ¥ 11,135 | ¥ 12,393 | *$ 93,258* | *$ 103,795* |

Other in other assets includes golf club memberships.

## 8. Pledged Assets

The following assets at 31st March, 2001 and 30th September, 2001 were pledged as collateral for obligations of the Company:

| | 31st March, 2001 | 30th September, 2001 | *31st March, 2001* | *30th September, 2001* |
|---|---|---|---|---|
| | | (Unaudited) | | *(Unaudited)* |
| | (Millions of yen) | | *(Thousands of U.S. dollars)* | |
| Land.. .. .. .. .. .. .. .. .. .. .. .. .. .. .. .. .. .. | ¥ 2,682 | ¥ 2,682 | *$ 22,462* | *$ 22,462* |
| Buildings, net .. .. .. .. .. .. .. .. .. .. .. .. .. .. | 1,197 | 1,173 | *10,025* | *9,824* |
| | ¥ 3,879 | ¥ 3,855 | *$ 32,487* | *$ 32,286* |

The obligations at 31st March, 2001 and 30th September, 2001 secured by such collateral were:

| | 31st March, 2001 | 30th September, 2001 | *31st March, 2001* | *30th September, 2001* |
|---|---|---|---|---|
| | | (Unaudited) | | *(Unaudited)* |
| | (Millions of yen) | | *(Thousands of U.S. dollars)* | |
| Long-term debt due within one year .. .. .. .. .. | ¥ 208 | ¥ 208 | *$ 1,742* | *$ 1,742* |
| Long-term debt.. .. .. .. .. .. .. .. .. .. .. .. .. | 2,726 | 2.622 | *22,831* | *21,960* |
| | ¥ 2,934 | ¥ 2.830 | *$ 24,573* | *$ 23,702* |

## 9. Short-Term Borrowings and Long-Term Debt

Unsecured short-term borrowings at 31st March, 2000 and 2001 represent short-term bank borrowings, which were scheduled to mature within one year at weighted average interest rates of 0.6 per cent. and 0.7 per cent.

Long-term debt consisted of the following:

| | 31st March, 2000 | 31st March, 2001 | 30th September, 2001 | 31st March, 2001 | 30th September, 2001 |
|---|---|---|---|---|---|
| | | | (Unaudited) | | (Unaudited) |
| | (Millions of yen) | | | (Thousands of U.S. dollars) | |
| Loans principally from banks and insurance companies due through 2015.. .. .. .. .. .. .. | ¥ 7,600 | ¥ 6,134 | ¥ 4,830 | $ 51,374 | $ 40,452 |
| Less current portion .. .. .. .. .. | 4,400 | 2,608 | 1,608 | 21,843 | 13,467 |
| Long-term debt.. .. .. .. .. .. .. | ¥ 3,200 | ¥ 3,526 | ¥ 3,222 | $ 29,531 | $ 26,985 |

The weighted average interest rates on long-term debt due within one year were 1.5 per cent., 1.9 per cent. and 2.2 per cent. at 31st March, 2000 and 2001 and 30th September, 2001, respectively, and the weighted average interest rates on the noncurrent portion of long-term debt were 1.9 per cent., 3.0 per cent. and 3.0 per cent. at 31st March, 2000 and 2001 and 30th September, 2001, respectively.

The annual maturities of long-term debt subsequent to 31st March, 2001 and 30th September, 2001 are summarised as follows:

| Years to maturities | 31st March, 2001 | 30th September, 2001 | 31st March, 2001 | 30th September, 2001 |
|---|---|---|---|---|
| | | (Unaudited) | | (Unaudited) |
| | (Millions of yen) | | (Thousands of U.S. dollars) | |
| Due within one year.. .. .. .. .. .. .. .. .. .. .. .. | ¥ 2,608 | ¥ 1,608 | $ 21,843 | $ 13,467 |
| Due in 1-2 years .. .. .. .. .. .. .. .. .. .. .. .. | 608 | 608 | 5,092 | 5,092 |
| Due in 2-3 years .. .. .. .. .. .. .. .. .. .. .. .. | 608 | 408 | 5,092 | 3,417 |
| Due in 3-4 years .. .. .. .. .. .. .. .. .. .. .. .. | 208 | 208 | 1,742 | 1,742 |
| Due after 4 years .. .. .. .. .. .. .. .. .. .. .. .. | 2,102 | 1,998 | 17,605 | 16,734 |
| Total .. .. .. .. .. .. .. .. .. .. .. .. .. .. | ¥ 6,134 | ¥ 4,830 | $ 51,374 | $ 40,452 |

## 10. Retirement and Severance Benefits

The following table sets forth the funded and accrued status of the retirement and severance benefit plans, and the amounts recognised in the consolidated balance sheet at 31st March, 2001 for the Company's and its consolidated subsidiaries' defined benefit plans:

| | (Millions of yen) | (Thousands of U.S. dollars) |
|---|---|---|
| Retirement benefit obligation .. .. .. .. .. .. .. .. .. .. .. .. .. .. .. .. | ¥ (40,546) | $ (339,581) |
| Plan assets at fair value.. .. .. .. .. .. .. .. .. .. .. .. .. .. .. .. .. | 20,814 | 174,322 |
| Unfunded retirement benefit obligation recognised on the balance sheet .. | ¥ (19,732) | $ (165,259) |

In addition to the above pension plan assets, the assets of the welfare pension plan amounted to ¥22,757 million (*U.S.$190,595 thousand*) at 31st March, 2001.

The components of retirement benefit expenses for the year ended 31st March, 2001 are outlined as follows:

| | | (Millions of yen) | | (Thousands of U.S. dollars) |
|---|---|---|---|---|
| Service cost | ¥ | 3,242 | $ | 27,152 |
| Interest cost | | 999 | | 8,367 |
| Expected return on plan assets | | (310) | | (2,596) |
| Provision for net retirement benefit obligation at transition | | 344 | | 2,881 |
| Actuarial loss | | 6,122 | | 51,273 |
| Total | ¥ | 10,397 | $ | 87,077 |

Contributions to the welfare pension plan are included in service cost presented above.

The assumptions used in accounting for the above plans are summarised as follows:

| | 31st March, 2001 |
|---|---|
| Discount rate at beginning of year | 3.0% |
| Discount rate at end of year | 2.4% |
| Expected rate of return on plan assets | 1.5% |

## 11. Other Long-Term Liabilities

Other long-term liabilities included accrual for retirement benefits for directors and statutory auditors in amounts of ¥1,210 million, ¥995 million (*U.S.$8,333 thousand*) and ¥1,015 million (*U.S.$8,501 thousand*) (unaudited) at 31st March, 2000 and 2001 and 30th September, 2001, respectively.

## 12. Income Taxes

The significant components of deferred income tax assets and liabilities were as follows:

| | 31st March, | | | | 31st March, | |
|---|---|---|---|---|---|---|
| | | 2000 | | 2001 | | 2001 |
| | (Millions of yen) | | | | (Thousands of U.S. dollars) | |
| Deferred income tax assets: | | | | | | |
| Employees' retirement benefits | ¥ | 3,868 | ¥ | 6,876 | $ | 57,588 |
| Welfare pension plan | | 4,441 | | 4,850 | | 40,620 |
| Depreciation | | 3,559 | | 3,811 | | 31,918 |
| Accrued bonuses | | 1,283 | | 1,577 | | 13,208 |
| Other | | 1,536 | | 2,752 | | 23,048 |
| | | 14,687 | | 19,866 | | 166,382 |
| Deferred income tax liabilities: | | | | | | |
| Unrealised gain on other securities | | – | | (35,133) | | (294,246) |
| Special tax-purpose reserve | | (4,586) | | (5,861) | | (49,087) |
| Other | | (38) | | (60) | | (503) |
| | | (4,624) | | (41,054) | | (343,836) |
| Deferred tax assets (liabilities), net | ¥ | 10,063 | ¥ | (21,188) | $ | (177,454) |

Income taxes applicable to the Company and its consolidated subsidiaries consist of corporation, inhabitants' and enterprise taxes which, in the aggregate, resulted in statutory tax rates of approximately 48 per cent., 42 per cent. and 42 per cent. for the years ended 31st March, 1999, 2000 and 2001, respectively. The effective tax rates reflected in the accompanying consolidated statements of income differ from the statutory tax rates primarily due to the effect of permanent nondeductible expenses. A reconciliation of the difference between the effective tax rates and the statutory tax rates has not been presented for the years ended 31st March, 2000 and 2001 because the difference was not material. The

difference for the year ended 31st March, 2000 was considered to be immaterial after the additional tax effect was excluded from the computation.

**13. Shareholders' Equity**

The Commercial Code of Japan provides that an amount not less than 10 per cent. of all appropriations of retained earnings which resulted in cash payments be appropriated to the legal reserve until the reserve equals 25 per cent. of stated capital. This reserve is not available for dividends but may be used to reduce a deficit or may be transferred to stated capital (common stock). Unrealised gain on other securities is also not available for dividends.

The amount of retained earnings of the Company available for distribution to the shareholders is determined based upon the non-consolidated financial statements prepared in accordance with the Commercial Code. At 31st March, 2001, the amount of unrestricted retained earnings available for dividends was ¥82,212 million (*U.S.$688,543 thousand*).

On 18th May, 2000, the Board of Directors of the Company approved a resolution for a stock split (from a par value of ¥500 to ¥50) effective 8th August, 2000, which resulted in an increase in the number of shares in issue of 38,700,000. An amendment to the Articles of Incorporation of the Company to reflect this stock split was approved at a shareholders' meeting held on 30th June, 2000.

Unrealised gain on other securities includes an unrealised gain of ¥517 million (*U.S.$4,330 thousand*) and an unrealised loss of ¥166 million (*U.S.$1,390 thousand*) (unaudited) on investment partnerships recorded as other assets for the year ended 31st March, 2001 and for the six months ended 30th September, 2001.

**14. Cash and Cash Equivalents**

A reconciliation between cash and bank deposits in the consolidated balance sheets at 31st March, 2000 and 2001 and 30th September, 2001 and cash and cash equivalents in the corresponding statements of cash flows is as follows:

| | **31st March,** | | **30th September,** | *31st March,* | *30th September,* |
|---|---|---|---|---|---|
| | **2000** | **2001** | **2001** | *2001* | *2001* |
| | | | **(Unaudited)** | | *(Unaudited)* |
| | | **(Millions of yen)** | | *(Thousands of U.S. dollars)* | |
| Cash and bank deposits.. .. .. .. | ¥ 34,392 | ¥ 64,131 | ¥ 20,317 | *$ 537,110* | *$ 170,159* |
| Short-term investments maturing within three months from the acquisition date .. .. .. .. | – | 20,001 | 35,012 | *167,513* | *293,233* |
| Total .. .. .. .. .. .. .. .. .. .. | 34,392 | 84,132 | 55,329 | *704,623* | *463,392* |
| Less: | | | | | |
| Time deposits with a maturity of more than three months when deposited .. .. .. .. .. .. .. .. | – | 9 | 8 | *75* | *67* |
| Cash and cash equivalents.. .. .. | ¥ 34,392 | ¥ 84,123 | ¥ 55,321 | *$ 704,548* | *$ 463,325* |

## 15. Per Share Data

The per share data are summarised as follows:

| | 31st March, | | | 30th September, 2001 | 31st March, 2001 | 30th September, 2001 |
|---|---|---|---|---|---|---|
| | 1999 | 2000 | 2001 | | | |
| | | | | (Unaudited) | | *(Unaudited)* |
| | | (Yen) | | | *(U.S. dollars)* | |
| Per share data: | | | | | | |
| Net income .. .. | ¥ 189.51 | ¥ 119.32 | ¥ 590.27 | ¥ 300.99 | *$ 4.94* | *$ 2.52* |
| Shareholders' equity .. .. .. | 1,888.20 | 2,135.76 | 3,841.20 | 3,583.52 | *32.17* | *30.01* |

The per share data as of and for the years ended 31st March, 1999 and 2000 have been adjusted retroactively for the stock split on 8th August, 2000. The per share data for the year ended 31st March, 2001 has been calculated on the assumption that the stock split became effective 1st April, 2000.

## 16. Leases

*1) Lessee*

a) Finance leases

Property leased by the Company or its consolidated subsidiaries has not been capitalised because the respective finance leases do not transfer ownership of the leased property to the Company, its consolidated subsidiaries, or its customers.

Property held under finance leases which are not capitalised is summarised as follows:

| | 31st March, | | 30th September, 2001 | 31st March, 2001 | 30th September, 2001 |
|---|---|---|---|---|---|
| | 2000 | 2001 | | | |
| | | | (Unaudited) | | *(Unaudited)* |
| | (Millions of yen) | | | *(Thousands of U.S. dollars)* | |
| Estimated: | | | | | |
| Acquisition costs of leased property .. .. .. .. .. | ¥ 12,282 | ¥ 15,251 | ¥ 16,430 | *$ 127,730* | *$ 137,605* |
| Accumulated depreciation | (4,031) | (6,295) | (7,601) | *(52,722)* | *(63,660)* |
| Net carrying amount .. .. .. | ¥ 8,251 | ¥ 8,956 | ¥ 8,829 | *$ 75,008* | *$ 73,945* |

Future minimum lease payments are summarised as follows:

| | 31st March, | | 30th September, 2001 | 31st March, 2001 | 30th September, 2001 |
|---|---|---|---|---|---|
| | 2000 | 2001 | | | |
| | | | (Unaudited) | | *(Unaudited)* |
| | (Millions of yen) | | | *(Thousands of U.S. dollars)* | |
| Future minimum lease payments due: | | | | | |
| Within one year .. .. .. | ¥ 2,275 | ¥ 3,385 | ¥ 3,662 | *$ 28,350* | *$ 30,670* |
| Thereafter .. .. .. .. .. | 6,119 | 6,960 | 6,748 | *58,291* | *56,516* |
| Total .. .. .. .. .. .. .. .. | ¥ 8,394 | ¥ 10,345 | ¥ 10,410 | *$ 86,641* | *$ 87,186* |

Lease payments, depreciation and interest expenses for these finance leases are summarised as follows:

| | Year ended 31st March, | | | Six months ended 30th September, | | *Year ended 31st March,* | *Six months ended 30th September,* |
|---|---|---|---|---|---|---|---|
| | 1999 | 2000 | 2001 | 2000 | 2001 | *2001* | *2001* |
| | | | | (Unaudited) | | | *(Unaudited)* |
| | | (Millions of yen) | | | | *(Thousands of U.S. dollars)* | |
| Lease payments .. .. .. | ¥ 2,484 | ¥ 2,684 | ¥ 2,899 | ¥ 1,373 | ¥ 1,654 | *$ 24,280* | *$ 13,853* |
| Depreciation.. .. .. .. .. | 2,228 | 2,560 | 2,779 | 1,318 | 1,577 | *23,275* | *13,208* |
| Interest expenses .. .. .. | 329 | 178 | 172 | 85 | 87 | *1,441* | *729* |

b) Operating leases

Future minimum lease payments are summarised as follows:

| | 31st March, | | 30th September, | *31st March,* | *30th September,* |
|---|---|---|---|---|---|
| | 2000 | 2001 | 2001 | *2001* | *2001* |
| | | | (Unaudited) | | *(Unaudited)* |
| | | (Millions of yen) | | *(Thousands of U.S. dollars)* | |
| Future minimum lease payments due: | | | | | |
| Within one year.. .. .. .. | ¥ 243 | ¥ 223 | ¥ 289 | *$ 1,868* | *$ 2,420* |
| Thereafter.. .. .. .. .. .. | 552 | 592 | 575 | *4,958* | *4,816* |
| Total .. .. .. .. .. .. .. .. | ¥ 795 | ¥ 815 | ¥ 864 | *$ 6,826* | *$ 7,236* |

2) *Lessor*

Lease revenues on finance leases and future minimum lease payments receivable are summarised as follows:

Property held under finance leases is summarised as follows:

| | 31st March, | | 30th September, | *31st March,* | *30th September,* |
|---|---|---|---|---|---|
| | 2000 | 2001 | 2001 | *2001* | *2001* |
| | | | (Unaudited) | | *(Unaudited)* |
| | | (Millions of yen) | | *(Thousands of U.S. dollars)* | |
| Acquisition costs of leased property .. .. .. .. .. .. | ¥ 4,381 | ¥ 1,335 | ¥ 1,333 | *$ 11,181* | *$ 11,164* |
| Accumulated depreciation.. | (1,907) | (817) | (1,050) | *(6,843)* | *(8,794)* |
| Net carrying amount.. .. .. | ¥ 2,474 | ¥ 518 | ¥ 283 | *$ 4,338* | *$ 2,370* |

Future minimum lease payments receivable are summarised as follows:

| | 31st March, | | 30th September, | *31st March,* | *30th September,* |
|---|---|---|---|---|---|
| | 2000 | 2001 | 2001 | *2001* | *2001* |
| | | | (Unaudited) | | *(Unaudited)* |
| | | (Millions of yen) | | *(Thousands of U.S. dollars)* | |
| Future minimum lease payments receivable due: | | | | | |
| Within one year.. .. .. .. | ¥ 1,528 | ¥ 501 | ¥ 338 | *$ 4,196* | *$ 2,831* |
| Thereafter .. .. .. .. .. .. | 2,073 | 139 | 13 | *1,164* | *109* |
| Total .. .. .. .. .. .. .. .. | ¥ 3,601 | ¥ 640 | ¥ 351 | *$ 5,360* | *$ 2,940* |

Lease revenue, depreciation and interest income for these finance leases are summarised as follows:

| | Year ended 31st March, | | | Six months ended 30th September, | | Year ended 31st March, | Six months ended 30th September, |
|---|---|---|---|---|---|---|---|
| | 1999* | 2000 | 2001 | 2000 | 2001 | 2001 | 2001 |
| | | | | (Unaudited) | | | (Unaudited) |
| | (Millions of yen) | | | | | (Thousands of U.S. dollars) | |
| Lease revenue | ¥ 796 | ¥ 1,113 | ¥ 765 | ¥ 366 | ¥ 285 | $ 6,407 | $ 2,387 |
| Depreciation | 596 | 871 | 597 | 304 | 238 | 5,000 | 1,993 |
| Interest income | – | 377 | 143 | 52 | 35 | 1,198 | 293 |

* Interest income has been included in lease revenue.

In addition to the above, future minimum lease payments receivable related to subleases are summarised as follows:

| | 31st March, 2001 | 30th September, 2001 | 31st March, 2001 | 30th September, 2001 |
|---|---|---|---|---|
| | | (Unaudited) | | (Unaudited) |
| | (Millions of yen) | | (Thousands of U.S. dollars) | |
| Future minimum lease payments receivables due: | | | | |
| Within one year | ¥ 872 | ¥ 1,012 | $ 7,303 | $ 8,476 |
| Thereafter | 1,658 | 2,079 | 13,886 | 17,412 |
| Total | ¥ 2,530 | ¥ 3,091 | $ 21,189 | $ 25,888 |

* Approximately the same amount has been included in the lessees' future minimum lease payments due.

**17. Selling, General and Administrative Expenses**

The details of selling, general and administrative expenses are summarised as follows:

| | 31st March, | | | 30th September, | | 31st March, | 30th September, |
|---|---|---|---|---|---|---|---|
| | 1999 | 2000 | 2001 | 2000 | 2001 | 2001 | 2001 |
| | | | | (Unaudited) | | | (Unaudited) |
| | (Millions of yen) | | | | | (Thousands of U.S. dollars) | |
| Personnel expenses | ¥ 11,366 | ¥ 12,383 | ¥ 13,503 | ¥ 6,489 | ¥ 7,556 | $ 113,091 | $ 63,284 |
| Rent | 3,282 | 3,050 | 2,690 | 1,890 | 2,152 | 22,529 | 18,023 |
| Subcontractor costs | 3,636 | 3,719 | 5,183 | 2,019 | 2,687 | 43,409 | 22,504 |
| Other | 7,645 | 6,754 | 8,122 | 3,377 | 3,675 | 68,023 | 30,779 |
| Total | ¥ 25,929 | ¥ 25,906 | ¥ 29,498 | ¥ 13,775 | ¥ 16,070 | $ 247,052 | $ 134,590 |

**18. Research and Development Costs**

Research and development costs included in selling, general and administrative expenses are as follows:

| 31st March, | | 30th September, | | 31st March, | 30th September, |
|---|---|---|---|---|---|
| 2000 | 2001 | 2000 | 2001 | 2001 | 2001 |
| | | (Unaudited) | | | (Unaudited) |
| (Millions of yen) | | | | (Thousands of U.S. dollars) | |
| ¥ 2,453 | ¥ 2,620 | ¥ 973 | ¥ 1,350 | $ 21,943 | $ 11,307 |

**19. Other Income (Expenses)**

*1) Gain on investment securities*

Gain on investment securities for the year ended 31st March, 2001 consisted principally of gain on the sale of 19,955,708 shares of Kokusai Securities Co., Ltd. net of the loss on the sale of 61,500 shares of Nomura Finance Co., Ltd.

*2) Gain on investments in affiliates*

Gain on investments in affiliates for the years ended 31st March, 1999, 2000 and 2001 and for the six months ended 30th September, 2000 and 2001 is summarised as follows:

| | 31st March, | | | 30th September, | | 31st March, | 30th September, |
|---|---|---|---|---|---|---|---|
| | 1999 | 2000 | 2001 | 2000 | 2001 | 2001 | 2001 |
| | | | | (Unaudited) | | | (Unaudited) |
| | | | (Millions of yen) | | | (Thousands of U.S. dollars) | |
| Gain on sales of investments in affiliates.. .. .. .. | ¥ 5,550 | ¥ 1,836 | ¥ – | ¥ – | ¥ – | $ – | $ – |
| Gain on liquidation of an affiliate.. .. | 65 | 1 | – | – | – | – | – |
| Devaluation of investments in affiliates.. .. .. .. | (69) | – | – | – | – | – | – |
| Loss on sales of investments in affiliates.. .. .. .. | – | (408) | – | – | – | – | – |
| Loss on liquidation of affiliates.. .. .. .. | – | (616) | – | – | – | – | – |
| | ¥ 5,546 | ¥ 813 | ¥ – | ¥ – | ¥ – | $ – | $ – |

Gain on sales of investments in affiliates for the years ended 31st March, 1999 and 2000 reflects sales of 300,000 shares of Nomura Land and Building Co., Ltd. in 1999 and 768,700 shares of Nomura Asset Management Co., Ltd. in 2000.

Gain on the liquidation of an affiliate for the years ended 31st March, 1999 and 2000 relates to the liquidation of Nomura Research Institute Deutschland GmbH, which was a non-consolidated subsidiary in 1999, and of Nomura Research International Company Limited in 2000.

Loss on sales of investments in affiliates for the year ended 31st March, 2000 mainly relates to the sale of 12,500 shares of Nomura Europe Investment Holding B.V.

Loss on the liquidation of affiliates for the year ended 31st March, 2000 relates to the liquidations of Naigai Data Service Co., Ltd. and Nomura Computer Systems Europe Limited in amounts of ¥415 million and ¥201 million, respectively.

*3) Actuarial loss and provision for welfare pension plan*

The actuarial loss and the provision for the welfare pension plan for the year ended 31st March, 2001 arose primarily as a result of a change in the discount rates.

*4) Reversal of allowance for the welfare pension plan*

The reversal of allowance for the welfare pension plan for the six months ended 30th September, 2001 resulted from the Company's withdrawal from the welfare pension plan.

## 20. Related Party Transactions

Related party transactions for the years ended 31st March, 1999, 2000 and 2001 and the respective balances at 31st March, 2000 and 2001 were as follows:

### 1) *Transactions*

| Related party | Nature of transaction | 31st March, 1999 | 31st March, 2000 | 31st March, 2001 | *31st March, 2001* |
|---|---|---|---|---|---|
| | | (Millions of yen) | | | *(Thousands of U.S. dollars)* |
| a) Major shareholders | | | | | |
| The Nomura Securities Co., Ltd. (on 1st October, 2001 became Nomura Holdings, Inc.) | Sales | ¥ 33,563 | ¥ 36,462 | ¥ 46,421 | $ 388,786 |
| | Sale of investment in Nomura Investor Relations Co., Ltd. | – | 134 | – | – |
| | Gain on above sale | – | 54 | – | – |
| | Sale of investment in Nomura Satellite Communications Co., Ltd. | – | 131 | – | – |
| | Gain on above sale | – | 11 | – | – |
| | Sale of investment securities of Nomura Research and Advisory Co., Ltd. | – | 110 | – | – |
| | Gain on above sale | – | 60 | – | – |
| | Sale of investment in Nomura Asset Management Co., Ltd. | – | 6,918 | – | – |
| | Gain on above sale | – | 1,827 | – | – |
| Nomura Land and Building Co., Ltd. | Sale of investment in Nomura Europe Investment Holding B.V. | – | 384 | – | – |
| | Loss on above sale | – | 518 | – | – |
| Nomura Asset Management Co., Ltd. | Sale of investment in Axa Rosenberg Investment Management Co., Ltd. | – | 86 | – | – |
| | Loss on above sale | – | 13 | – | – |
| | Sale of investment securities of Nomura Asset Management U.S.A. Inc. | – | 249 | – | – |
| | Loss on above sale | – | 147 | – | – |
| | Sales of investments in affiliates | 4,851 | – | – | – |
| b) Consolidated subsidiary | | | | | |
| NRI Shared Service Co., Ltd. | Sale of land and buildings | – | – | 4,119 | 34,497 |
| | Gain on above sale* | – | – | 53 | 444 |
| | Loss on above sale | – | – | 4,516 | 37,822 |
| c) Major shareholders' subsidiaries | | | | | |
| Nomura Real Estate Development Co., Ltd. | Rent | 4,626 | 3,974 | 3,703 | 31,013 |
| | Purchase of investment securities | 728 | – | – | – |
| Nomura Finance Co., Ltd. | Purchase of leased assets and lease receivables | – | 1,411 | – | – |
| | Acquisition of beneficial interest in lease receivables | 1,000 | – | – | – |
| N.F. Biru Investments Co., Ltd. | Purchase of investment securities (bonds) | 7,000 | – | – | – |
| | Interest received | – | 202 | 202 | 1,692 |

* This gain has been eliminated in the process of consolidation.

### 2) *Balances*

| Related party | Nature of transaction | 31st March, 2000 | 31st March, 2001 | *31st March, 2001* |
|---|---|---|---|---|
| | | (Millions of yen) | | *(Thousands of U.S. dollars)* |
| a) Major shareholders | | | | |
| The Nomura Securities Co., Ltd. | Accounts receivable and other receivables | ¥ 3,797 | ¥ 4,794 | $ 40,151 |
| | Lease deposits received | 4,000 | 4,000 | 33,501 |
| b) Major shareholders' subsidiaries | | | | |
| Nomura Real Estate Development Co., Ltd. | Lease deposits paid | 3,264 | 2,984 | 24,992 |
| N.F. Biru Investments Co., Ltd. | Investment securities (bonds) | 7,000 | 7,000 | 58,626 |

## 21. Contingent Liabilities

The Company guaranteed unsecured bonds issued by South Plaza Co. in amounts of ¥11,520 million, ¥11,256 million, ¥10,992 million (*U.S.$92,060 thousand*) and ¥10,860 million (*U.S.$90,955 thousand*) (unaudited) at 31st March, 1999, 2000 and 2001 and 30th September, 2001, respectively. In March 1999, the Company entered into a trust agreement for real estate management and disposal and contributed land and buildings which had been used as its Osaka Data Center to the trust in exchange for a beneficial interest in this trust, for which the Daiwa Bank was engaged as custodian. The Company then sold this beneficial interest to South Plaza Co., which is a domestic special purpose company. South Plaza Co. issued unsecured bonds as a means of securitisation and the Company guaranteed these bonds. Cash flows generated by the real estate assets in the trust are being utilised for the future repayment of the principal of the bonds and payment of interest on the bonds.

## 22. Segment Information

Business segment information is presented under two categories:

- the systems solution services business, which includes developing and managing computer systems, selling software packages and selling computer equipment and related products.
- the consulting/knowledge services business, which includes providing investigation/research services, management consulting services and support services relating to the asset management business and the Company's e-commerce information technology business.

The business segment information of the Company and its consolidated subsidiaries for the years ended 31st March, 1999, 2000 and 2001 and for the six months ended 30th September, 2001, is summarised as follows:

*Business segments*

| | Year ended 31st March, 1999 | | | | |
|---|---|---|---|---|---|
| | System solutions services | Consulting/ knowledge services | Total | Eliminations and corporate | Consolidated |
| | (Millions of yen) | | | | |
| I. Sales and operating profit | | | | | |
| Sales to external customers | ¥ 149,017 | ¥ 26,041 | ¥ 175,058 | ¥ – | ¥ 175,058 |
| Intersegment sales or transfers | 2,529 | 677 | 3,206 | (3,206) | – |
| Total sales | 151,546 | 26,718 | 178,264 | (3,206) | 175,058 |
| Operating expenses | 135,699 | 26,246 | 161,945 | (3,455) | 158,490 |
| Operating profit | ¥ 15,847 | ¥ 472 | ¥ 16,319 | ¥ 249 | ¥ 16,568 |
| II. Total assets, depreciation and amortisation and capital expenditures | | | | | |
| Total assets | ¥ 82,583 | ¥ 20,708 | ¥ 103,291 | ¥ 48,872 | ¥ 152,163 |
| Depreciation and amortisation | 10,300 | 1,512 | 11,812 | (1) | 11,811 |
| Capital expenditures | 11,570 | 1,383 | 12,953 | (4) | 12,949 |

*Business segments (continued)*

| | Year ended 31st March, 2000 | | | | |
|---|---|---|---|---|---|
| | System solutions services | Consulting/ knowledge services | Total | Eliminations and corporate | Consolidated |
| | (Millions of yen) | | | | |
| I. Sales and operating profit | | | | | |
| Sales to external customers | ¥ 155,201 | ¥ 28,415 | ¥ 183,616 | ¥ – | ¥ 183,616 |
| Intersegment sales or transfers .. .. .. .. .. .. | 2,018 | 342 | 2,360 | (2,360) | – |
| Total sales .. .. .. .. .. .. | 157,219 | 28,757 | 185,976 | (2,360) | 183,616 |
| Operating expenses .. .. .. | 138,700 | 27,962 | 166,662 | (2,361) | 164,301 |
| Operating profit .. .. .. .. | ¥ 18,519 | ¥ 795 | ¥ 19,314 | ¥ 1 | ¥ 19,315 |
| II. Total assets, depreciation and amortisation and capital expenditures | | | | | |
| Total assets .. .. .. .. .. .. | ¥ 90,259 | ¥ 23,116 | ¥ 113,375 | ¥ 54,899 | ¥ 168,274 |
| Depreciation and amortisation .. .. .. .. .. | 11,080 | 1,925 | 13,005 | – | 13,005 |
| Capital expenditures.. .. .. | 12,581 | 6,810 | 19,391 | (30) | 19,361 |

| | Year ended 31st March, 2001 | | | | |
|---|---|---|---|---|---|
| | System solutions services | Consulting/ knowledge services | Total | Eliminations and corporate | Consolidated |
| | (Millions of yen) | | | | |
| I. Sales and operating profit | | | | | |
| Sales to external customers | ¥ 185,351 | ¥ 32,633 | ¥ 217,984 | ¥ – | ¥ 217,984 |
| Intersegment sales or transfers .. .. .. .. .. .. | 2,489 | 1,620 | 4,109 | (4,109) | – |
| Total sales .. .. .. .. .. .. | 187,840 | 34,253 | 222,093 | (4,109) | 217,984 |
| Operating expenses .. .. .. | 160,979 | 33,264 | 194,243 | (4,102) | 190,141 |
| Operating profit .. .. .. .. | ¥ 26,861 | ¥ 989 | ¥ 27,850 | ¥ (7) | ¥ 27,843 |
| II. Total assets, depreciation and amortisation and capital expenditures | | | | | |
| Total assets .. .. .. .. .. .. | ¥ 85,839 | ¥ 23,435 | ¥ 109,274 | ¥ 179,830 | ¥ 289,104 |
| Depreciation and amortisation .. .. .. .. .. | 10,357 | 3,303 | 13,660 | – | 13,660 |
| Capital expenditures.. .. .. | 13,943 | 3,447 | 17,390 | – | 17,390 |

Corporate assets included under "Eliminations and corporate" at 31st March, 1999, 2000 and 2001 amounted to ¥49,431 million, ¥55,107 million and ¥180,809 million (*U.S.$1,459,314 thousand*), respectively, and consisted principally of surplus funds and investment securities.

*Business segments (continued)*

| | Six months ended 30th September, 2000 (Unaudited) | | | | |
|---|---|---|---|---|---|
| | System solutions services | Consulting/ knowledge services | Total | Eliminations and corporate | Consolidated |
| | | | (Millions of yen) | | |
| I. Sales and operating profit | | | | | |
| Sales to external customers | ¥ 88,157 | ¥ 14,339 | ¥ 102,496 | ¥ – | ¥ 102,496 |
| Intersegment sales or transfers .. .. .. .. .. .. | 1,170 | 637 | 1,807 | (1,807) | – |
| Total sales .. .. .. .. .. .. | 89,327 | 14,976 | 104,303 | (1,807) | 102,496 |
| Operating expenses .. .. .. | 75,700 | 15,121 | 90,821 | (1,792) | 89,029 |
| Operating profit .. .. .. .. | ¥ 13,627 | ¥ (145) | ¥ 13,482 | ¥ (15) | ¥ 13,467 |

| | Six months ended 30th September, 2001 (Unaudited) | | | | |
|---|---|---|---|---|---|
| | System solutions services | Consulting/ knowledge services | Total | Eliminations and corporate | Consolidated |
| | | | (Millions of yen) | | |
| I. Sales and operating profit | | | | | |
| Sales to external customers | ¥ 90,857 | ¥ 18,242 | ¥ 109,099 | ¥ – | ¥ 109,099 |
| Intersegment sales or transfers .. .. .. .. .. .. | 1,310 | 747 | 2,057 | (2,057) | – |
| Total sales .. .. .. .. .. .. | 92,167 | 18,989 | 111,156 | (2,057) | 109,099 |
| Operating expenses .. .. .. | 81,611 | 17,494 | 99,105 | (2,054) | 97,051 |
| Operating profit .. .. .. .. | ¥ 10,556 | ¥ 1,495 | ¥ 12,051 | ¥ (3) | ¥ 12,048 |

| | *Year ended 31st March, 2001* | | | | |
|---|---|---|---|---|---|
| | *System solutions services* | *Consulting/ knowledge services* | *Total* | *Eliminations and corporate* | *Consolidated* |
| | | | *(Thousands of U.S. dollars)* | | |
| I. Sales and operating profit | | | | | |
| Sales to external customers | *$ 1,552,354* | *$ 273,308* | *$ 1,825,662* | *$ –* | *$ 1,825,662* |
| Intersegment sales or transfers .. .. .. .. .. .. | *20,845* | *13,568* | *34,413* | *(34,413)* | – |
| Total sales .. .. .. .. .. .. | *1,573,199* | *286,876* | *1,860,075* | *(34,413)* | *1,825,662* |
| Operating expenses .. .. .. | *1,348,233* | *278,593* | *1,626,826* | *(34,355)* | *1,592,471* |
| Operating profit .. .. .. .. | *$ 224,966* | *$ 8,283* | *$ 233,249* | *$ (58)* | *$ 233,191* |
| II. Total assets, depreciation and amortisation and capital expenditures | | | | | |
| Total assets .. .. .. .. .. .. | *$ 718,920* | *$ 196,273* | *$ 915,193* | *$ 1,506,114* | *$ 2,421,307* |
| Depreciation and amortisation .. .. .. .. .. | *86,742* | *27,663* | *114,405* | – | *114,405* |
| Capital expenditures.. .. .. | *116,776* | *28,869* | *145,645* | – | *145,645* |

*Business segments (continued)*

| | Six months ended 30th September, 2001 (Unaudited) | | | | |
|---|---|---|---|---|---|
| | System solutions services | Consulting/ knowledge services | Total | Eliminations and corporate | Consolidated |
| | (Thousands of U.S. dollars) | | | | |
| I. Sales and operating profit | | | | | |
| Sales to external customers | $ 760,946 | $ 152,781 | $ 913,727 | $ – | $ 913,727 |
| Intersegment sales or transfers .. .. .. .. .. .. | 10,972 | 6,256 | 17,228 | (17,228) | – |
| Total sales .. .. .. .. .. .. | 771,918 | 159,037 | 930,955 | (17,228) | 913,727 |
| Operating expenses .. .. .. | 683,509 | 146,516 | 830,025 | (17,202) | 812,823 |
| Operating profit .. .. .. .. | $ 88,409 | $ 12,521 | $ 100,930 | $ (26) | $ 100,904 |

*Geographical segments*

Since sales in the domestic segment were greater than 90 per cent. of total segment sales for the years ended 31st March, 1999, 2000 and 2001 and the six months ended 30th September, 2000 and 2001, geographical segment information has not been presented.

*Overseas sales*

Since overseas sales were less than 10 per cent. of consolidated sales for the years ended 31st March, 1999, 2000 and 2001 and the six months ended 30th September, 2000 and 2001, no disclosure of overseas sales has been made.

**Annex A**

**[FORM OF TRANSFER CERTIFICATE]**

**Transfer Certificate**

2001

Nomura Research Institute, Ltd.
Nomura International plc
Nomura Securities International, Inc.
Salomon Smith Barney Inc.
Daiwa Securities America Inc.

Ladies and Gentlemen:

We are delivering this certificate in connection with our purchase of ● shares (the "Purchased Shares") of Common Stock ("Common Stock") of Nomura Research Institute, Ltd., a joint stock corporation incorporated under the laws of Japan (the "Company"). The Purchased Shares are being or were resold to the initial purchasers thereof pursuant to the International Purchase Agreement, dated 6th December, 2001 among the Company, the International Selling Shareholder (as defined in the Offering Circular, dated 6th December, 2001 (the "Offering Circular"), relating to the offering of shares of Common Stock) and the International Managers named therein (the "International Managers").

We hereby represent and warrant that we are both a "qualified institutional buyer" within the meaning of Rule 144A under the Securities Act of 1933, as amended (the "Securities Act"), and a "qualified purchaser" within the meaning of Section 2(a)(51)(A) of the Investment Company Act of 1940, as amended (a "QIB-QP"). We hereby further represent and warrant (A) that we are acquiring the Purchased Shares for our own account or (B) that we are acquiring the Purchased Shares for the account of one or more QIB-QPs (each, an "Account"), each of which is acquiring beneficial interests in the Purchased Shares ("Beneficial Interests") for its own account.

We hereby acknowledge that the Purchased Shares have not been registered under the Securities Act.

We agree, on our own behalf and on behalf of each Account, that: (A) if in the future we decide to offer, resell, pledge or otherwise transfer any Purchased Share or any Beneficial Interest, we will offer, sell, pledge or otherwise transfer such Purchased Share or such Beneficial Interest only (i) to a Rule 144A Selling Agent (as defined in the Offering Circular) or (ii) on any of the Listed Stock Exchanges (as defined in the Offering Circular) in accordance with Regulation S ("Regulation S") under the Securities Act; and (B) if in the future any Account decides to offer, resell, pledge or otherwise transfer any Beneficial Interest, such Account will offer, sell, pledge or otherwise transfer such Beneficial Interest only (i) to a Rule 144A Selling Agent, (ii) on any of the Listed Stock Exchanges in accordance with Regulation S or (iii) to us for our own account.

We acknowledge that you, the International Managers and others will rely upon our representations, warranties, acknowledgements and agreements set forth herein, and we agree to notify you promptly in writing if any of our confirmations, acknowledgements or agreements herein cease to be accurate and complete. We hereby irrevocably agree that this certificate or a copy thereof may be reproduced to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

We hereby represent and warrant that all necessary actions have been taken to authorise our purchase of the Purchased Shares and the execution of this certificate.

THIS CERTIFICATE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

______________________________

By: __________________________

Name:

Title:

## REGISTERED HEAD OFFICE OF THE COMPANY

Shin Otemachi Building
2-1, Otemachi 2-chome
Chiyoda-ku, Tokyo 100-0004
Japan

## TRANSFER AGENT

The Toyo Trust and Banking Company, Limited
4-3, Marunouchi 1-chome
Chiyoda-ku, Tokyo 100-0005
Japan

## LEGAL ADVISERS

*To the Company*

**Tomotsune & Kimura**
Sanno Grand Building
14-2, Nagatacho 2-chome
Chiyoda-ku, Tokyo 100-0014
Japan

*To the Global Coordinator and to the International Managers*

*as to United States law*
**Simpson Thacher & Bartlett**
Ark Mori Building
12-32, Akasaka 1-chome
Minato-ku, Tokyo 107-6030
Japan

*as to Japanese law*
**Mitsui, Yasuda, Wani & Maeda**
Akasaka 2.14 Plaza Bldg.
14-32, Akasaka 2-chome
Minato-ku, Tokyo 107-0052
Japan

## INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

**Shin Nihon & Co.**
(formerly known as Century Ota Showa & Co.)
Hibiya Kokusai Building, 17th Floor
2-3, Uchisaiwai-cho 2-chome
Chiyoda-ku, Tokyo 100-0011
Japan

NRI Nomura Research Institute

RF60110

Printed by Royle Financial Print

**OFFERING CIRCULAR**





# Nomura Research Institute, Ltd.

## International Offering of 3,600,000 Shares of Common Stock

## OFFER PRICE: ¥11,000 PER SHARE

The information contained in this Offering Circular relates to the offer of shares of Common Stock (the "Shares") of Nomura Research Institute, Ltd., a joint stock corporation incorporated under the laws of Japan (the "Company"). Nomura Land and Building Co., Ltd. (the "International Selling Shareholder") is selling 3,600,000 existing Shares (the "International Shares"), which are being underwritten by the International Managers named herein (the "International Managers"). The Company will not receive any proceeds from the sale of the International Shares by the International Selling Shareholder. See "Offering and Sale".

The International Shares are being offered hereby (the "International Offering") (i) by the International Managers to non-U.S. persons in offshore transactions outside the United States and Japan in reliance on Regulation S ("Regulation S") under the United States Securities Act of 1933, as amended (the "Securities Act"), and (ii) by the U.S. broker-dealer agents (the "Rule 144A Selling Agents") of certain of the International Managers in the United States in reliance on Rule 144A ("Rule 144A") under the Securities Act to "qualified institutional buyers" ("QIBs") which are also "qualified purchasers" ("Qualified Purchasers") within the meaning of the United States Investment Company Act of 1940, as amended (the "Investment Company Act"), all as described herein under "Offering and Sale". The International Shares may be resold or transferred only in accordance with the procedures described herein under "Selling Restrictions".

Concurrently with the International Offering, 2,000,000 new Shares (the "New Shares") to be issued by the Company are being offered in Japan (the "New Shares Offering") by Nomura Securities Co., Ltd. (the "New Shares Underwriter"), and 8,000,000 existing Shares (the "Japanese Existing Shares"; together with the International Shares, the "Existing Shares"; together with the New Shares, the "Japanese Shares") to be sold by shareholders of the Company named herein (the "Japanese Selling Shareholders"; together with the International Selling Shareholder, the "Selling Shareholders") are being offered in Japan (the "Japanese Existing Shares Offering"; together with the New Shares Offering, the "Japanese Offerings", the International Offering and the Japanese Offerings are collectively referred to herein as the "Offerings") by underwriters (the "Japanese Existing Shares Underwriters"; together with the New Shares Underwriter, the "Japanese Underwriters") led by Nomura Securities Co., Ltd. The closing of each of the Offerings is conditional upon the closing of the other Offerings. The Company will not receive any proceeds from the sale of the Japanese Existing Shares by the Japanese Selling Shareholders.

Nomura Securities Co., Ltd. and Nomura International plc are acting as the global coordinators of the Offerings (collectively, the "Global Coordinator" or "Nomura Securities").

The Tokyo Stock Exchange has approved the listing of the Shares. It is expected that the Shares will be admitted for trading on the First Section of the Tokyo Stock Exchange on or about 17th December, 2001.

**For a discussion of certain considerations that should be taken into account in deciding whether to purchase the International Shares in the International Offering, see "Investment Considerations".**

The International Shares are offered by the International Managers, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. Payment for the International Shares will be made in yen for value, and certificates representing the International Shares will be delivered in Tokyo, on or about 17th December, 2001 (Tokyo time) through clearing accounts with JASDEC (as defined in "Description of Shares—General") under the central clearing system in Japan. See "Clearance and Settlement of the International Shares".

**THE INTERNATIONAL SHARES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT AND, SUBJECT TO CERTAIN EXCEPTIONS REFERRED TO HEREIN, MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES (AS DEFINED IN REGULATION S) OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS (AS DEFINED IN REGULATION S) EXCEPT TO QIBs THAT ARE ALSO QUALIFIED PURCHASERS IN RELIANCE ON THE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT PROVIDED BY RULE 144A, OR TO CERTAIN PERSONS IN OFFSHORE TRANSACTIONS IN RELIANCE ON REGULATION S. THE COMPANY HAS NOT REGISTERED, AND DOES NOT INTEND TO REGISTER, AS AN INVESTMENT COMPANY UNDER THE INVESTMENT COMPANY ACT. FOR A SUMMARY OF CERTAIN RESTRICTIONS ON RESALE AND TRANSFER OF THE INTERNATIONAL SHARES, SEE "SELLING RESTRICTIONS".**

*Global Coordinator*

**Nomura Securities**

*Bookrunner*

**Nomura International**

*International Managers*

**NikkoSalomonSmithBarney Europe** | **Daiwa Securities SMBC Europe**

**Lehman Brothers** | **Merrill Lynch International** | **UBS Warburg**

The date of this Offering Circular is 6th December, 2001

## TABLE OF CONTENTS

## ENFORCEABILITY OF CIVIL LIABILITIES

The Company is a Japanese joint stock corporation. All of its Directors and Executive Officers, the Selling Shareholders and the independent certified public accountants named under "Independent Certified Public Accountants" reside in Japan. All or a substantial portion of the assets of the Company and of such persons are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States or elsewhere outside Japan upon the Company or such persons or to enforce against the Company or such persons judgments obtained in United States courts or elsewhere predicated upon the civil liability provisions of the Federal and State securities laws of the United States. The Company has been advised by its Japanese counsel, Tomotsune & Kimura, that there is doubt as to the enforceability in Japanese courts, in original actions or in actions for enforcement of judgments of United States courts, of civil liabilities predicated solely upon the United States Federal and State securities laws.

## PRESENTATION OF FINANCIAL AND OTHER INFORMATION

In this Offering Circular, except as otherwise indicated, currency amounts are expressed in Japanese yen ("yen" or "¥") or in United States dollars ("dollars", "U.S.$" or "$"). Except as otherwise indicated, for the convenience of the reader, the translations of yen into dollar amounts have been made at the rate of ¥119.40=U.S.$1.00, the approximate rate of exchange prevailing on 30th September, 2001, the date of the most recent balance sheet of the Company included herein. See "Exchange Rates" for information regarding rates of exchange between the yen and the dollar from fiscal year 1996 to the present. The U.S. dollar translations are included solely for the convenience of the reader and are not intended to imply that the assets and liabilities which originated in yen have been or could be readily converted, realised or settled in U.S. dollars at the above or any other rate.

In this Offering Circular, where information is presented in millions or billions of yen or thousands, millions or billions of dollars, amounts of less than one thousand, one million, or one billion, as the case may be, have been rounded. Unless otherwise specified, all figures have been rounded.

The Company's financial statements are prepared in accordance with accounting principles generally accepted in Japan ("Japanese GAAP"), which differ in certain respects from accounting principles generally accepted in certain other countries. Differences between Japanese GAAP and accounting principles generally accepted in the United States ("U.S. GAAP") are summarised herein under "Summary of Certain Significant Differences Between Japanese and U.S. Generally Accepted Accounting Principles".

In accordance with applicable Japanese legal requirements, for each fiscal year, the Company prepares audited consolidated financial statements in accordance with Japanese GAAP. The audited consolidated balance sheets of the Company as of 31st March, 2000 and 2001 and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years ended 31st March, 2001 (the "Financial Statements"), and the unaudited consolidated financial statements of the Company as of 30th September, 2001 and for the six months ended 30th September, 2000 and 2001, are contained elsewhere in this Offering Circular. All interim figures presented herein are presented on an unaudited basis.

The Company's fiscal year end is 31st March. In this Offering Circular, "fiscal 2000" and "fiscal year 2000" refer to the Company's fiscal year ended 31st March, 2001, and other fiscal years of the Company are referred to in a corresponding manner; and "interim 2001" refers to the six month period ended 30th September, 2001, and the first six months of other fiscal years of the Company are referred to in a corresponding manner.

Unless the context indicates otherwise, references to the "Company" are to Nomura Research Institute, Ltd. and its consolidated subsidiaries.

## SUMMARY INFORMATION

*The following summary is qualified in its entirety by, and is subject to, the detailed information and financial statements contained elsewhere in this Offering Circular. For a discussion of certain matters that should be considered by prospective investors in the International Shares, see "Investment Considerations".*

## NOMURA RESEARCH INSTITUTE, LTD.

Nomura Research Institute, Ltd. is a leading provider in Japan of system solutions services and consulting/knowledge services. System solutions services include the development, installation, operation and management of computer systems and networks. In conjunction with these services, the Company also procures systems equipment and related products for its clients' systems. Consulting/knowledge services include research on macroeconomic trends, management consulting advice, asset management analyses and information services.

The Company originated from the research and computer divisions of Nomura Holdings, Inc. ("Nomura Holdings"), prior to its transformation from an operating company into a holding company, and has historically been a leading provider of research, consulting and information technology services to the predecessor of Nomura Holdings and the securities industry in general. The Company has also focused on providing services to other participants in the financial services industry such as asset managers and investment trusts, as well as to the wholesale and retail industry. The Company's consulting/knowledge segment has conducted over 7,000 projects over its thirty-six year history, and is distinguished by its strength in research-oriented consulting as well as its information, data analysis and data security services. Notable achievements in the system solutions segment include pioneering the use of point-of-sale ("POS") information management systems by the Company's client, Seven-Eleven Japan Co., Ltd. ("Seven-Eleven Japan"), over the past 20 years. The Company continues to provide comprehensive system solutions for Seven-Eleven Japan as it begins to utilise its stores as a payment and distribution network for Internet shopping in addition to traditional sales.

The Company's sales for the six months ended 30th September, 2001 were ¥109,099 million (*U.S.$913,727 thousand*), as compared with ¥102,496 million for the six months ended 30th September, 2000. The Company's sales for the fiscal years ended 31st March, 1999, 2000 and 2001 were ¥175,058 million, ¥183,616 million and ¥217,984 million (*U.S.$1,825,662 thousand*), respectively.

Key elements of the Company's business strategy are to:

- Establish and maintain lasting relationships with major corporations in the financial service, wholesale and retail, service and media industries, as well as government agencies, by providing comprehensive research, consulting and system solutions services;
- Continue to develop new products and services in order to meet client needs and strengthen its competitive position in providing total solutions services;
- Make its systems and applications *de facto* standards in the financial services and retail industries;
- Strengthen NRI's brand image as a private think tank and solutions provider at the leading edge of societal and technological change;
- Maintain high levels of employee productivity and satisfaction through such measures as extensive training programs, which are intended to align corporate and employee interests; and
- Increase the productivity of, and strengthen business relationships with, its subcontractors.

The Company's registered head office is located at Shin Otemachi Building, 2-1, Otemachi 2-chome, Chiyoda-ku, Tokyo 100-0004, Japan, and its telephone number is 81-3-5255-1800. The Company's website is *www.nri.co.jp*; the information on the Company's website does not constitute a part of this Offering Circular.

## The International Offering

| | |
|---|---|
| **Securities Offered:** | Shares of Common Stock of the Company. |
| **International Offering:** | The International Offering comprises 3,600,000 Existing Shares to be sold by the International Selling Shareholder. The International Shares are being offered by the International Managers to non-U.S. persons in offshore transactions outside the United States and Japan in reliance on Regulation S and in the United States to QIBs that are also Qualified Purchasers in reliance on Rule 144A, all as described under "Offering and Sale". |
| **Japanese Offerings:** | Concurrently with the International Offering, 2,000,000 New Shares to be issued by the Company are being offered in Japan by the New Shares Underwriter, and 8,000,000 Existing Shares to be sold by the Japanese Selling Shareholders are being offered in Japan by the Japanese Existing Shares Underwriters. See "Offering and Sale". |
| **Selling Shareholders:** | Nomura Land and Building Co., Ltd. is the sole International Selling Shareholder. It is also a Japanese Selling Shareholder along with each of Kokusai Securities Co., Ltd., Jafco Co., Ltd., The Daiwa Bank, Limited, Takagi Securities Co., Ltd., World Nichiei Securities Co., Ltd., Ichiyoshi Securities Co., Ltd. and Ace Securities Co., Ltd. See "Principal Shareholders and Selling Shareholders". |
| **Use of Proceeds:** | The Company will not receive any proceeds from the sale of the Existing Shares by the Selling Shareholders. The Company intends to use the net proceeds from the issuance and sale of the New Shares, which are expected to be approximately ¥20,770 million, to repay long-term debt and to make capital investments. See "Use of Proceeds". |
| **Lock-up Agreement:** | Each of the Company, certain of the Selling Shareholders not selling their entire holdings and certain other shareholders of the Company has agreed with each of the International Managers, during the period beginning on the date of this Offering Circular and ending on the date 180 calendar days after the date of the closing of the Offerings, not to (i) issue, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, or permit any entities over which any such party exercises management control or any person acting at any such party's direction, to issue, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, any Shares or any other capital stock of the Company or any securities convertible into, or exercisable or exchangeable for, or that represent the right to receive, Shares or any other capital stock of the Company, or (ii) enter into any swap or any other transaction that transfers, in whole or in part, directly or indirectly, ownership (or any economic consequences thereof) of Shares or any other capital stock of the Company, in each case, without the prior written consent of the Global Coordinator. These restrictions are subject to certain exceptions as set forth in "Offering and Sale". |
| **Offer Price:** | ¥11,000 per Share. |
| **Global Coordinator of the Offerings:** | Nomura Securities Co., Ltd. and Nomura International plc, acting collectively (henceforth, collectively the "Global Coordinator"). |

| | |
|---|---|
| **Shares Outstanding:** | As of 30th September, 2001 there were 43,000,000 Shares issued by the Company and outstanding, all of which will continue to be issued and outstanding after the Offerings. After the issuance of the New Shares, 45,000,000 Shares will have been issued by the Company and will be outstanding. |
| **Listing:** | The Tokyo Stock Exchange has approved the listing of the Shares. It is expected that the Shares will be admitted for trading on the First Section of the Tokyo Stock Exchange on or about 17th December, 2001. See "Information Concerning the Shares—The Listing of the Shares". |
| **Dividends:** | The declaration, payment and amount of any annual dividend is subject to the approval of the holders of Shares at the ordinary general meeting of shareholders and to certain statutory restrictions. See "Information Concerning the Shares—Dividends" and "Description of the Shares". |
| **Voting Rights:** | Generally, holders of one or more whole "units" of Shares are entitled to one vote per unit of Shares. See "Description of the Shares". |
| **Withholding Tax:** | Dividends payable by the Company to non-residents of Japan are subject to Japanese withholding tax (currently at the rate of 20 per cent.). Reduced rates for withholding tax apply to certain non-residents of Japan entitled to such benefit under an applicable income tax convention. Japan has concluded income tax conventions with several countries, including the United States and several European countries. See "Taxation—Japanese Taxation". |
| **Investment Considerations:** | For a discussion of certain factors that should be considered in evaluating an investment in the International Shares, see "Investment Considerations". |
| **Payment and Settlement:** | Payment for the International Shares will be made in yen for value, and certificates representing the International Shares will be delivered in Tokyo, on or about 17th December, 2001 (Tokyo time) through clearing accounts with JASDEC under the central clearing system in Japan. See "Clearance and Settlement of the International Shares". |

## INVESTMENT CONSIDERATIONS

*Prior to making an investment decision, prospective investors should carefully consider, along with other matters set out in this Offering Circular, the following considerations:*

### *Risks Related to the Company*

**Concentration of Business**

The Company derives a large percentage of its revenues from customers in the financial services industry and the wholesale and retail industry, sales to which accounted for 49.0 per cent. and 17.8 per cent., respectively, of total revenues in fiscal 2000 and 46.4 per cent. and 18.5 per cent., respectively, of total revenues in interim 2001. As a result, the revenue growth and profitability of the Company's business will be affected by overall demand for system solutions services and consulting/knowledge services from financial institutions and wholesalers and retailers. While the Company believes deregulation and increasing competition in these sectors in Japan will increase such demand, a softening of demand for such services caused by weakness in the Japanese economy or cost reductions in these sectors could result in decreased revenues or lower growth rates.

The Company earns a significant portion of its revenues in these sectors from a limited number of major customers. For example, sales to The Nomura Securities Co., Ltd. (the "Former Nomura Securities"), which on 1st October, 2001 became Nomura Holdings and transferred its operations as Japan's largest securities company to Nomura Securities Co., Ltd. (henceforth, "Nomura Securities"), its wholly owned subsidiary, have in recent years represented a smaller proportion of total sales than in the past. Nonetheless, such sales represented over 20 per cent. of total sales in each of the past three fiscal years. Over the same period, sales to Ito-Yokado Co., Ltd. ("Ito-Yokado") and its subsidiaries such as Seven-Eleven Japan, which together constitute Japan's largest retailing group, represented more than half of the Company's sales to the wholesale and retail industry. The Company believes that it benefits from association with these clients and that it has gained invaluable experience and expertise by working with market leaders. However, a significant deterioration in the relationship of the Company with these major clients would have a material adverse effect on the Company's results of operations.

**Hiring and Retention of Employees**

The Company's continued growth and success depend to a significant extent on its ability to hire and retain qualified employees. The Company's business requires large numbers of employees with specialised training as, for example, information technology engineers. Competition for highly skilled business, consulting, marketing, technical and other personnel is intense due to the continuing increase in information technology spending and restructuring in Japan and increased competition in Japan's information technology industry. Accordingly, the Company may experience increased compensation costs that may not be offset through either improved productivity or higher prices. There can be no assurance that the Company will be successful in continuing to recruit new qualified personnel and in retaining existing personnel.

**Risks Associated with Changing Technology**

To provide its services and maintain its competitive ability, the Company must keep pace with developments in areas such as information technology, systems development tools and database management, all of which are characterised by rapidly changing technology. The Company's continued success will depend on its ability to enhance existing services, to develop additional services on a timely and cost-effective basis, to address increasingly sophisticated client requirements and to have access to newly developed products for resale.

**Use of Completion Contracts**

Approximately one-third of the Company's contracts by sales volume, particularly those for systems development and related products, are on a completion basis for an agreed fee. If the Company's initial forecasts are inaccurate or if unforeseen changes during the course of the project lead to increased costs, cost overruns in completing this type of project could have an adverse effect on the results of operations of the Company. Although the Company has taken certain steps to limit the risk of losses on such contracts, such as strengthening project oversight and increasing training of project managers, there can be no assurance that the Company will succeed in its efforts.

**Dependence on Third-Party Subcontractors to Provide Services**

In providing systems development and other services to its customers, the Company typically subcontracts software coding and other discrete aspects of such projects to a network of third-party subcontractors, principally where doing so is more cost-effective. The Company does not believe the loss of any one subcontracting relationship would have a material adverse effect on its operations. Delays, quality problems or disputes associated with the use of subcontractors, or difficulties with finding and retaining skilled subcontractors, could affect the quality of service the Company provides and lead to customer dissatisfaction if not remedied promptly.

**Relationship with Nomura Holdings and its Subsidiaries and Affiliates**

The Company is an affiliate of Nomura Holdings. Nomura Asset Management Co., Ltd. ("Nomura Asset Management") is a subsidiary of Nomura Holdings. Together, Nomura Holdings and Nomura Asset Management will own approximately 24 per cent. of the Shares following the Offerings. In addition, following the Offerings Nomura Land and Building Co., Ltd. ("Nomura Land and Building"), an affiliate of Nomura Holdings, will own approximately 31 per cent. of the Shares and Jafco Co., Ltd. ("Jafco"), another affiliate of Nomura Holdings, will own approximately 9 per cent. of the Shares. As a result, following the Offerings these four shareholders may have significant influence over the Company, including with respect to election of Directors of the Company and approval or disapproval of other matters requiring shareholder approval.

The Company's current President joined the Company from the Former Nomura Securities in 1994. As noted above, the Former Nomura Securities has been the Company's largest customer and historically the Company has coordinated many of its business activities, and engaged in transactions, with Nomura Holdings (including as the Former Nomura Securities), its subsidiaries and other affiliates. See "Business–Relationship with Nomura Holdings and its Subsidiaries and Affiliates" and Note 20 to the Financial Statements. Due to its relationship with these companies, it is possible that in conducting its business and in deciding whether to pursue particular investments or opportunities, the Company might take into consideration the interests of these companies.

**Investment Securities**

The Company has historically made investments in the shares of a number of its customers as well as certain affiliates of Nomura Holdings. As of 30th September, 2001, the Company held investment securities, including investments in affiliates, valued at ¥66,326 million (*U.S.$555,494 thousand*), representing interests in 69 companies. The Company also expects from time to time to have the opportunity to invest in new ventures with its customers, especially those related to sectors targeted by the Company as strategic. For example, in February 2000, Seven-Eleven Japan formed a new subsidiary, 7dream.com. The new company offers a variety of products and services via the Internet with delivery and multimedia kiosks available at the over 8,800 Seven-Eleven convenience stores in Japan. Seven-Eleven Japan owns 51 per cent. of the venture and the Company owns 13 per cent. In addition to these investment securities, the Company had as of 30th September, 2001 ¥20,010 million (*U.S.$167,588 thousand*) in interests in money management funds and ¥15,002 million (*U.S.$125,645 thousand*) in interests in free financial funds, both of which it recorded as short-term investment securities.

Pursuant to a new accounting standard regarding financial instruments, the Company, starting in fiscal 2000, values marketable investment securities at market value as of the balance sheet date and records unrealised gains, net of taxes, in shareholders' equity. Based on this accounting standard, the Company also values non-marketable investment securities at cost based on the moving average method. However, the Company writes down the value of investment securities carried at cost if the value of such securities becomes significantly impaired. As of 30th September, 2001, the Company held marketable equity securities with an aggregate acquisition cost of ¥3,203 million (*U.S.$26,826 thousand*) and a market value of ¥46,982 million (*U.S.$393,484 thousand*). Individual holdings in marketable equity securities as of 30th September, 2001, included 5,688,000 shares of Jafco, an affiliate of Nomura Holdings, with a market value as of such date of approximately ¥37 billion. The Company as of such date also held non-marketable securities, excluding interests in affiliates, in the amount of ¥53,306 million (*U.S.$446,449 thousand*). Individual holdings in such non-marketable securities at 30th September, 2001, included ¥20,010 million (*U.S.$167,588 thousand*) in interests in money management funds, ¥15,002 million (*U.S.$125,645 thousand*) in interests in free financial funds, ¥7,000 million (*U.S.$58,626 thousand*) of unsecured bonds of NF Biru Investments Co., Ltd. ("NF Biru"), a special purpose company established by Nomura Real Estate Development Co., Ltd. ("Nomura Real Estate"), a subsidiary of Nomura Land and Building, in connection with the securitisation of real estate and ¥5,851 million (*U.S.$49,003*

*thousand*) of shares of common stock in Nomura Land and Building. The value of the Company's investments is subject to fluctuation based on economic conditions and the performance of the companies that issued the securities, and the Company's shareholders' equity may be reduced as a result of such fluctuations.

### *Risks Related to the Shares*

#### Lack of Prior Market for Shares

Prior to the Offerings, there has been no trading market for the Shares. In connection with the Offerings, the Shares are expected to be admitted for trading on the First Section of the Tokyo Stock Exchange, but there is no assurance that a significant public market for the Shares will develop or be sustained after the Offerings. Because the Shares are not being listed in any other jurisdiction, no public market will develop outside Japan.

#### Shares Eligible for Future Sale

Immediately following the Offerings, the Selling Shareholders will own an aggregate of 19,400,000 Shares, representing approximately 43 per cent. of the then outstanding Shares. See "Principal Shareholders and Selling Shareholders". The Selling Shareholders, any other existing shareholders of the Company, as well as any person who acquires Shares sold in the Offerings will be able to sell their Shares immediately after the Offerings on the Tokyo Stock Exchange or otherwise in Japan or elsewhere in accordance with Regulation S under the Securities Act. In addition, at such time the Company's Board of Directors will be entitled to issue additional Shares within the unissued portion of the Company's authorised share capital, generally without any shareholder vote. The Company, certain of the Selling Shareholders not selling their entire holdings and certain other shareholders of the Company holding in the aggregate approximately 67 per cent. of the outstanding Shares have agreed to restrictions on any sale or disposal of their Shares during the period beginning on the date of this Offering Circular and ending on the date 180 calendar days after the date of the closing of the Offerings as described in "Offering and Sale". The Global Coordinator, however, may release any of them from such restrictions without notice. The sale or issuance or the potential for sale or issuance of such Shares could have an adverse impact on the market price of the Shares.

#### Restrictions on the Shares Under Japan's Unit Share System

Pursuant to the Commercial Code of Japan relating to joint stock corporations and other related legislation, the Company's Articles of Incorporation are deemed to provide that 100 Shares constitute one "unit". The Commercial Code imposes significant restrictions and limitations on holdings of Shares that do not constitute whole units. In general, holders of Shares constituting less than a unit do not have the right to vote or to examine the books and records of the Company. The transferability of Shares constituting less than one unit is significantly limited. For a more complete description of the unit share system and its effect on the rights of holders of Shares, see "Description of the Shares—Unit Share System".

#### Passive Foreign Investment Company

Based on the projected composition of its income and valuation of its assets, including goodwill, the Company may be a passive foreign investment company ("PFIC") for United States federal income tax purposes for fiscal 2001 or may become one in the future, although there can be no certainty in this regard. Because the Company has valued its goodwill for purposes of the PFIC tests based on the anticipated market value of the Shares immediately after the Offerings, a decrease in the price of the Shares may affect the Company's PFIC status. Any investor that owns Shares at any time during a taxable year in which the Company is a PFIC will be subject to special United States federal income tax rules and, generally, will be subject to additional tax and an interest charge upon certain distributions by the Company or upon gains realised upon a sale or other disposition of the Shares. See "Taxation—United States Federal Income Taxation—Passive Foreign Investment Company" for a more detailed discussion of the consequences of the Company being deemed a PFIC. Investors are urged to consult their tax advisors regarding the application of the PFIC rules to them.

#### Dilution on Part of New Investors

Purchasers of the International Shares offered hereby will experience immediate and substantial dilution in the net tangible stock value of their International Shares. In the event the Company issues additional Shares in the future, purchasers of the International Shares offered hereby may experience further dilution.

## NOMURA RESEARCH INSTITUTE, LTD.

The Company is a leading provider in Japan of system solutions services and consulting/knowledge services. System solutions services include the development, installation, operation and management of computer systems and networks. In conjunction with these services, the Company also procures systems equipment and related products for its clients' systems. Consulting/knowledge services include research on macroeconomic trends, management consulting advice, asset management analyses and information services.

The Company is a joint stock corporation with unlimited duration. Its registered head office is located at Shin Otemachi Building, 2-1, Otemachi 2-chome, Chiyoda-ku, Tokyo 100-0004, Japan. The Company's other facilities as of 30th September, 2001, consisted of five main office locations, three data centre, a learning centre and residential facilities for certain of its employees. As of 30th September, 2001, the Company had seven subsidiaries in Japan and seven overseas subsidiaries. Also as of 30th September, 2001, the Company had 4,213 full-time employees.

The Company's sales for interim 2001 were ¥109,099 million (*U.S.$913,727 thousand*), as compared to ¥102,496 million for interim 2000. The Company's net income for interim 2001 was ¥12,942 million (*U.S.$108,392 thousand*), as compared to ¥8,600 million for interim 2000.

The Company's sales for fiscal 2000 were ¥217,984 million (*U.S.$1,825,662 thousand*), as compared to ¥183,616 million in fiscal 1999. The Company's net income for fiscal 2000 was ¥25,382 million (*U.S.$212,580 thousand*), as compared to ¥5,130 million in fiscal 1999.

## USE OF PROCEEDS

The Company will not receive any proceeds from the sale of the Existing Shares by the Selling Shareholders. The net proceeds to the Company from the issuance of 2,000,000 New Shares in the Japanese Offering, which are estimated to be approximately ¥20,770 million, will be used by the Company as follows: (i) approximately ¥1,600 million to repay long-term debt; and (ii) the remaining balance to make capital investments, principally software and hardware to be used in providing system solution services. Notwithstanding the current intentions of the Company's management, it will retain discretion over the application of the net proceeds from the issuance of the New Shares. Because of the number and variety of factors that determine the Company's use of net proceeds, its actual application of the net proceeds could vary substantially from such current intentions.

## INFORMATION CONCERNING THE SHARES

### Dividends

The annual dividend is recommended by the Board of Directors and approved by shareholders at the ordinary general meeting of shareholders customarily held in June of each year. Immediately following the approval thereof at the meeting, annual dividend payments are made to holders or pledgees of record as of 31st March of such year. Additionally, the Company may, by resolution of the Board of Directors, make interim dividend payments in cash to holders or pledgees of record as of 30th September of any year. In the years ended 31st March, 1998, 1999, 2000 and 2001, the Company has not paid an interim dividend. See "Description of the Shares—Dividends".

It is the basic policy of the Company to continue to pay a stable cash dividend on an annual basis while seeking to maintain a sound asset base for its operations. The Company's management intends to pay dividends at levels which are consistent with this policy and which appropriately reflect the Company's long-term prospects. The declaration and payment of dividends are, however, subject to the future earnings of the Company, its financial conditions and other factors, including statutory and other restrictions with respect to dividend payouts. For a discussion of taxation of dividends, see "Taxation".

The following table sets forth the cash dividends paid by the Company to its shareholders with respect to the periods indicated:

| | Year ended 31st March, | | | |
|---|---|---|---|---|
| | 1998 | 1999 | 2000 | 2001 |
| | (Millions, except for percentages and per Share information) | | | |
| Consolidated net income[1] | ¥ 4,812 | ¥ 8,148 | ¥ 5,130 | ¥ 25,382 |
| Total amount of dividends applicable to the respective years | ¥ 215 | ¥ 215 | ¥ 215 | ¥ 215 |
| Dividend payout ratio[2] | 4.5% | 2.6% | 4.2% | 0.8% |
| Amount of dividend per Share applicable to the respective years[3] | ¥ 5 | ¥ 5 | ¥ 5 | ¥ 5 |

Notes:

(1) The figures for consolidated net income for the years ended 31st March, 1998, 1999, 2000 and 2001 contained in this table are derived from the audited consolidated statements of income for the years ended 31st March, 1998, 1999, 2000 and 2001, respectively.

(2) Calculated as dividend as a percentage of consolidated net income attributable to each period.

(3) The dividend per Share figures for the years ended 31st March, 1998, 1999 and 2000 have been adjusted to reflect a 10-for-1 stock split that took effect on 8th August, 2000.

### Changes in Issued Share Capital

The Company has an authorised capital stock consisting of 150,000,000 Shares, of which 43,000,000 Shares were issued and outstanding as of 30th September, 2001. The following table shows the changes in the issued share capital of the Company since 31st March, 1990:

| Date | Type of issue | Number of Shares issued | Total number of Shares in issue |
|---|---|---|---|
| Balance as at 31st March, 1990 | – | – | 4,000,000 |
| 3rd April, 1990 | Allotment to third parties (at an issue price of ¥35,000 per Share) | 300,000 | 4,300,000 |
| 8th August, 2000 | Stock split (10 for 1) | 38,700,000 | 43,000,000 |

### The Listing of the Shares

The Tokyo Stock Exchange has approved the listing of the Shares. The Tokyo Stock Exchange will determine at the time of the pricing of the Shares in connection with the Offerings whether the Shares will be eligible for listing on its First Section on the basis of criteria relating to the expected number of outstanding Shares, the expected aggregate market value of the Shares and the expected amount of public float of Shares, in each case at the time of listing, after taking into account the offer price of the Shares and certain other factors. On the basis of the current information concerning the Shares, the

Company's management expects that, in the absence of unforeseeable events, the Tokyo Stock Exchange will approve the listing of the Shares on its First Section. It is expected that the Shares will be admitted for trading on the First Section on or about 17th December, 2001.

## EXCHANGE RATES

The following table sets forth certain information concerning the exchange rate for dollars against yen traded in the Tokyo foreign exchange market for buying and selling spot dollars by telegraphic transfer against yen on each Japanese bank business day during the periods indicated:

| Year ended/ending 31st March, | High | Low | Period end |
|---|---|---|---|
| 1997 | 104.05 | 124.82 | 123.97 |
| 1998 | 110.68 | 134.45 | 133.39 |
| 1999 | 108.65 | 147.64 | 119.99 |
| 2000 | 101.35 | 124.75 | 105.29 |
| 2001 | 102.82 | 125.47 | 125.27 |
| 2002 (through 5th December, 2001) | 113.57 | 126.78 | 124.12 |

Fluctuations in exchange rates affect the foreign currency amounts received when dividends are remitted outside Japan to holders of Shares. Such fluctuations also affect the foreign currency equivalents of the yen price of the Shares on the Tokyo Stock Exchange and, accordingly, the foreign currency amounts received when a sale of Shares is made on the Tokyo Stock Exchange and its proceeds are remitted outside Japan.

## CAPITALISATION

The following table sets forth the consolidated capitalisation of the Company as of 30th September, 2001, as reflected in the Company's unaudited consolidated balance sheet at such date and as adjusted to give effect to the issuance of the New Shares. The data set forth in the following table and notes thereto should be read in conjunction with the notes to the consolidated financial statements contained elsewhere in this Offering Circular.

| | 30th September, 2001 | | |
|---|---|---|---|
| | Actual | As adjusted for the issuance of the New Shares | |
| | (Millions of yen) | | *(Thousands of U.S. dollars)* |
| Short-term borrowings (including current portion of long-term debt) | ¥ 1,608 | ¥ 1,608 | *$ 13,467* |
| Long-term debt (less current portion) | ¥ 3,222 | ¥ 3,222 | *$ 26,985* |
| Shareholders' equity: | | | |
| Common stock: | | | |
| Authorised — 150,000,000 Shares; | | | |
| Issued — 43,000,000 and 45,000,000 Shares as adjusted for the issuance of the New Shares | 10,100 | 18,600 | *155,779* |
| Additional paid-in capital | 2,400 | 14,800 | *123,953* |
| Retained earnings | 116,715 | 116,715 | *977,513* |
| Unrealised gain on other securities | 25,226 | 25,226 | *211,273* |
| Translation adjustments | (349) | (349) | *(2,923)* |
| Total shareholders' equity | 154,092 | 174,992 | *1,465,595* |
| Total capitalisation[(1)] | ¥ 157,314 | ¥ 178,214 | *$ 1,492,580* |

Note:

(1) Except as set forth above, there has been no material change in the Company's capitalisation since 30th September, 2001.

## SELECTED FINANCIAL DATA

The following selected consolidated financial data as of 31st March, 1997, 1998, 1999, 2000 and 2001 and for the years ended 31st March, 1997, 1998, 1999, 2000 and 2001 are derived from the consolidated financial statements of the Company for such periods, which have been audited by Shin Nihon & Co., independent certified public accountants. The following selected consolidated financial data as of 30th September, 2000 and 2001 and for the six months ended 30th September, 2000 and 2001 are derived from the unaudited consolidated financial statements of the Company for such periods. The information set forth below should be read in conjunction with, and is qualified in its entirety by reference to, the "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements contained elsewhere in this Offering Circular. The Company prepares its financial statements in accordance with Japanese GAAP, which differs in certain respects from U.S. GAAP. See "Summary of Certain Significant Differences Between Japanese and U.S. Generally Accepted Accounting Principles" and the Financial Statements.

| | Year ended 31st March, | | | | | | Six months ended 30th September, | | |
|---|---|---|---|---|---|---|---|---|---|
| | 1997 | 1998 | 1999 | 2000 | 2001 | *2001* | 2000 | 2001 | *2001* |
| | | | | | | | (unaudited) | | *(unaudited)* |
| | (Millions of yen, except per share data and percentages) | | | | | *(Thousands of U.S. dollars, except per share data)* | (Millions of yen, except per share data and percentages) | | *(Thousands of U.S. dollars, except per share data)* |
| **Income Statement Data:** | | | | | | | | | |
| Sales | ¥ 167,444 | ¥ 157,785 | ¥ 175,058 | ¥ 183,616 | ¥ 217,984 | $ *1,825,662* | ¥ 102,496 | ¥ 109,099 | $ *913,727* |
| Cost of sales | 125,071 | 121,359 | 132,561 | 138,395 | 160,643 | *1,345,419* | 75,254 | 80,981 | *678,233* |
| Gross profit | 42,373 | 36,426 | 42,497 | 45,221 | 57,341 | *480,243* | 27,242 | 28,118 | *235,494* |
| Selling, general and administrative expenses | 30,812 | 25,781 | 25,929 | 25,906 | 29,498 | *247,052* | 13,775 | 16,070 | *134,590* |
| Operating profit | 11,561 | 10,645 | 16,568 | 19,315 | 27,843 | *233,191* | 13,467 | 12,048 | *100,904* |
| Other income (expenses) | (182) | (307) | (1,397) | (9,725) | 15,786 | *132,211* | 1,170 | 10,146 | *84,975* |
| Income before income taxes | 11,379 | 10,338 | 15,171 | 9,590 | 43,629 | *365,402* | 14,637 | 22,194 | *185,879* |
| Provision for income taxes | | | | | | | | | |
| Current | 5,656 | 5,526 | 7,023 | 9,880 | 22,129 | *185,335* | 6,694 | 3,039 | *25,452* |
| Deferred | – | – | – | (5,420) | (3,882) | *(32,513)* | (657) | 6,213 | *52,035* |
| Total | 5,656 | 5,526 | 7,023 | 4,460 | 18,247 | *152,822* | 6,037 | 9,252 | *77,487* |
| Net income | ¥ 5,723 | ¥ 4,812 | ¥ 8,148 | ¥ 5,130 | ¥ 25,382 | $ *212,580* | ¥ 8,600 | ¥ 12,942 | $ *108,392* |
| **Per Share Data:** | | | | | | | | | |
| Net income[(1)] | ¥ 133 | ¥ 112 | ¥ 190 | ¥ 119 | ¥ 590 | $ *4.94* | ¥ 200 | ¥ 301 | $ *2.52* |
| Cash dividends[(1)] | ¥ 5 | ¥ 5 | ¥ 5 | ¥ 5 | ¥ 5 | $ *0.04* | ¥ – | ¥ – | $ – |
| **Balance Sheet Data (at period end):** | | | | | | | | | |
| Total assets | ¥ 141,752 | ¥ 146,464 | ¥ 152,163 | ¥ 168,274 | ¥ 289,104 | $ *2,421,307* | ¥ 291,962 | ¥ 236,124 | $ *1,977,588* |
| Total liabilities | ¥ 77,619 | ¥ 78,937 | ¥ 70,971 | ¥ 76,437 | ¥ 123,932 | $ *1,037,957* | ¥ 119,872 | ¥ 82,032 | $ *687,035* |
| Long-term liabilities | ¥ 25,223 | ¥ 24,190 | ¥ 25,048 | ¥ 31,603 | ¥ 66,058 | $ *553,250* | ¥ 76,700 | ¥ 42,234 | $ *353,719* |
| Total shareholders' equity | ¥ 64,133 | ¥ 67,527 | ¥ 81,192 | ¥ 91,837 | ¥ 165,172 | $ *1,383,350* | ¥ 172,090 | ¥ 154,092 | $ *1,290,553* |
| **Certain Ratios and Operating Data:** | | | | | | | | | |
| Operating margin | 6.9% | 6.7% | 9.5% | 10.5% | 12.8% | – | 13.1% | 11.0% | – |
| Total assets turnover[(2)] | 120.1% | 109.5% | 117.2% | 114.6% | 95.3% | – | 89.1% | 83.1% | – |
| Return on assets[(3)] | 8.3% | 7.4% | 11.1% | 12.1% | 12.2% | – | 11.7% | 9.2% | – |

Notes:

(1) Adjusted to reflect a 10-for-1 stock split that took effect on 8th August, 2000.

(2) Total assets turnover is calculated using the average total assets during the period. Figures for interim 2000 and 2001 have been annualised.

(3) Return on assets is calculated based on the operating profit for and the average total assets during the period. Figures for interim 2000 and 2001 have been annualised.

## MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

*Prospective investors should read the following discussion of the financial condition and results of operations together with the financial statements and the notes to such statements included elsewhere in this Offering Circular. The presentation in this section contains forward-looking statements.*

### Overview

The Company provides system solutions services and consulting/knowledge services. In fiscal 2000, system solutions services accounted for approximately 85 per cent. of the Company's sales. Although the Company reports these businesses as separate segments, in practice the Company seeks to meet both the information technology and consulting needs of customers and often generates revenue in both segments from a single client.

In its system solutions business, the Company generates revenue from the provision of both total system solutions and ongoing technical support services. In fiscal 2000, of the total revenue from the system solutions business:

- approximately 44 per cent. was from new development projects and software sales;
- approximately 44 per cent. was from the provision of systems management and support; and
- approximately 12 per cent. was from sales (referred to below as product sales) of computer equipment and related products made in connection with systems development projects.

In recent fiscal years, sales to the Former Nomura Securities and the wholesale and retail sector, more than half of which is to Ito-Yokado and its subsidiaries such as Seven-Eleven Japan, have been over 20 per cent. and 15 per cent. of the Company's total sales, respectively. More than half of the Company's system solutions sales in fiscal 2000 consisted of sales of systems development, management and operations services to financial sector customers and sales of systems management and operations services to retail sector customers. With respect to consulting/knowledge services in fiscal 2000, sales to private sector clients, more than half of which were to financial sector customers, were greater than sales to the public sector.

Over 90 per cent. of the Company's sales are made in Japan.

The timing of major projects for large customers is one factor in period to period changes in the Company's results of operations. Most of the Company's projects are less than one year in duration or are conducted in separate stages of less than one year and revenue is recognised on a percentage of completion basis. Revenue from ongoing system management and support services is generally received on a monthly basis. Monthly fees consist of both fixed fees and variable fees based on transaction volume.

Historically, the Company has realised a somewhat greater portion of its sales in the second half of the fiscal year, although this effect was less pronounced in fiscal 2000 than in other periods. The Company's operating profit tends to be higher in the second half as well, given that fixed costs tend to be relatively constant through the fiscal year.

The Company's sales increased by 4.9 per cent. from ¥175,058 million in fiscal 1998 to ¥183,616 million in fiscal 1999 and by 18.7 per cent. to ¥217,984 million (*U.S.$1,825,662 thousand*), or approximately ¥57 million per employee, in fiscal 2000. The Company saw increases in projects for both the private and public sectors in fiscal 2000, in particular those relating to ongoing liberalization and restructuring in the Japanese financial services industry. The Company's sales for interim 2001 were ¥109,099 million (*U.S.$913,727 thousand*), a 6.4 per cent. increase compared to ¥102,496 million in sales in interim 2000. Sales growth in the first half of fiscal 2000 was particularly strong by comparison because of a number of projects for securities companies to develop systems in response to ongoing deregulation, as well as equipment sales for major projects. The Company currently expects sales to increase in fiscal 2001 but at a lower rate than in fiscal 2000.

The principal components of cost of sales are subcontractor costs, personnel expenses other than those included in selling, general and administrative expenses, hardware and software costs, and depreciation and amortisation. Subcontractor costs, which constitute a significant portion of the cost of sales, represent fees paid by the Company for services such as software coding and market surveys that are more cost-efficient to subcontract. See "Business—Subcontracting and Collaboration".

Since 1995, the Company has used time management systems that allow each employee to input time records directly into a central database. The Company's Project Assessment Department relies on these systems and guidelines based on the Company's accumulated institutional experience and know-how to ensure projects proceed smoothly and to manage personnel and personnel costs more effectively.

Hardware and software costs are primarily the cost of systems components and software purchased from vendors and resold by the Company to its customers. Software applications intended for internal use are developed by the Company to render customer services and the related development and subcontractor costs and personnel expenses are capitalised and then amortised. Prior to fiscal year 1999, subcontractor costs related to software intended for internal use were not capitalised as software but instead were recorded as long-term prepaid expenses.

Selling, general and administrative expenses constituted 13.5 per cent. of sales for fiscal 2000. The largest component, constituting almost one-half, was personnel expenses for employees engaged in sales, administration and research and development. The other main components were fees for temporary administrative staff and rent expense.

On a segment basis, almost all of the Company's operating profit is attributable to the system solutions services business. However, its consulting/knowledge services are often provided together with, and are integral to, the Company's system solutions services. Furthermore, the Company's research activities, consulting projects and knowledge solutions services, as well as its reputation as one of Japan's leading private think-tanks, often lead to engagements to provide system solutions services. Thus, the Company believes that the consulting/knowledge services segment contributes to the Company's overall business in many ways other than its contribution to the Company's operating profit. The Company's operating profit for fiscal 2000 was ¥27,843 million (*U.S.$233,191 thousand*), and operating profit per employee was approximately ¥7 million.

**Pension Plans**

In fiscal 1998, the Company incurred ¥2,961 million in expenses in order to account for prior service costs under its noncontributory defined benefit pension plan. In fiscal 2000, the Company recorded an additional ¥344 million (*U.S.$2,881 thousand*) in expenses related to such plan as well as its retirement severance payment plan due to a new accounting standard for employee retirement benefits that requires companies to provide for retirement benefits on an accrual basis. That amount represented the shortfall between plan assets and the Company's obligations calculated at the time of adoption of the new accounting standard. In addition, the Company made an additional provision in fiscal 2000 of ¥6,122 million (*U.S.$51,273 thousand*) principally due to its lowering the discount rate for its noncontributory defined benefit pension plan from 3.0 per cent. to 2.4 per cent. during the year.

The Company formerly also participated in the Japan Securities Dealers Employees' Pension Fund, a securities industry welfare pension plan, together with many of Japan's leading securities companies. Although the new accounting standard for employee retirement benefits does not apply to such jointly operated funds, the Company decided to set aside a reserve primarily to account for its estimate of its share of the difference between the projected benefit obligation of the non-contributory portion of such fund and the present value of such portion's assets. As a result, the Company made provisions for the welfare pension plan of ¥10,574 million in fiscal 1999. The Company made an additional provision of ¥974 million (*U.S.$8,157 thousand*) in fiscal 2000, mainly to adjust for a lower discount rate for the plan. See "Retirement and Severance Benefits for Employees" under Note 1 to the Financial Statements. The Company withdrew from this industry plan during interim 2001 and has recorded in other income in interim 2001 the ¥8,147 million (*U.S.$68,233 thousand*) difference between its ¥11,548 million (*U.S.$96,717 thousand*) allowance for the welfare pension plan and the ¥3,401 million (*U.S.$28,484 thousand*) it contributed to the fund upon withdrawal as a reversal of allowance for the welfare pension plan.

In addition, due to the recent downturn in the financial markets, returns on the Company's plan assets in the noncontributory defined pension plan declined in interim 2001. The Company's practice is to account fully for costs that arise as a result of such lower returns within the fiscal year in which they arise. However, Japanese accounting standards only require the Company to account for such costs at the end of the fiscal year. As a result, the Company's interim 2001 financial statements do not reflect the costs, which the Company estimates are approximately ¥2,500 million, that arose during interim 2001 as a result of the decline in returns. While any improvement in returns in the second half of fiscal 2001 could reduce

the actual costs the Company may record at the end of the year, continuing weak performance would increase the costs recorded for the full year.

**Investment Securities**

At 30th September, 2001, the Company's balance sheet included holdings of investment securities and investments in affiliates of ¥66,326 million (*U.S.$555,494 thousand*). This total included marketable equity securities originally acquired at a cost of ¥3,203 million (*U.S.$26,826 thousand*) and that had a market value of ¥46,982 million (*U.S.$393,484 thousand*) as of such date and non-marketable securities, excluding interests in affiliates, with a recorded value of ¥18,294 million (*U.S.$153,216 thousand*). These investments consist primarily of the shares of customers and certain affiliates of Nomura Holdings which the Company acquired to strengthen business relationships. The Company has gradually reduced such investments over time and expects to continue to do so where investments cease to serve a business purpose. In addition, the Company had as at such date ¥20,010 million (*U.S.$167,588 thousand*) in interests in money management funds and ¥15,002 million (*U.S.$125,645 thousand*) in interests in free financial funds that it recorded as short-term investment securities.

The Company may, however, in the future invest in new ventures, especially where doing so offers benefits to or synergies with the Company's business.

Pursuant to a new accounting standard regarding financial instruments, the Company, starting in fiscal 2000, values marketable investment securities at market value as of the balance sheet date and non-marketable investment securities at cost based on the moving average method. The Company writes down the value of non-marketable investment securities carried at cost if the value of such securities becomes significantly impaired. The adoption of this standard significantly increased the value of investment securities and other assets on the Company's balance sheet. The increase in value was particularly applicable to investment securities. Under the new standard, unrealised gains on marketable securities classified as other securities, net of taxes, are recorded in shareholders' equity. At 31st March, 2001, the portion of unrealised gains on other securities included in shareholders' equity totaled ¥48,518 million (*U.S.$406,348 thousand*) and associated deferred tax liabilities were ¥35,133 million (*U.S.$294,246 thousand*). At 30th September, 2001, the portion of unrealised gains on other securities included in shareholders' equity had decreased to ¥25,226 million (*U.S.$211,273 thousand*) and associated deferred tax liabilities were ¥18,267 million (*U.S.$152,990 thousand*). The new accounting standard does not affect the treatment of investment securities in the income statement.

**Results of Operations**

The following tables set forth certain information relating to the Company's income and expense items, and the percentages of sales represented by such items, for fiscal years 1998, 1999 and 2000, as well as such data relating to the interim fiscal periods ended 30th September, 2000 and 2001:

| | Year ended 31st March, | | | | | |
|---|---|---|---|---|---|---|
| | 1999 | | 2000 | | 2001 | |
| | (Millions of yen, except percentages) | | | | | |
| Sales | ¥ 175,058 | 100.0% | ¥ 183,616 | 100.0% | ¥ 217,984 | 100.0% |
| Cost of sales | 132,561 | 75.7 | 138,395 | 75.4 | 160,643 | 73.7 |
| Gross profit | 42,497 | 24.3 | 45,221 | 24.6 | 57,341 | 26.3 |
| Selling, general and administrative expenses | 25,929 | 14.8 | 25,906 | 14.1 | 29,498 | 13.5 |
| Operating profit | 16,568 | 9.5 | 19,315 | 10.5 | 27,843 | 12.8 |
| Other income (expenses): | | | | | | |
| Interest and dividend income | 2,518 | 1.4 | 1,533 | 0.8 | 3,368 | 1.5 |
| Equity in earnings of affiliates | 24 | 0.0 | 113 | 0.1 | 350 | 0.2 |
| Interest expense | (455) | (0.2) | (168) | (0.1) | (140) | (0.1) |
| Loss on property and equipment | (5,092) | (2.9) | (756) | (0.4) | (5,456) | (2.5) |
| Gain (loss) on investment securities | 60 | 0.0 | (705) | (0.4) | 25,437 | 11.7 |
| Gain on investments in affiliates | 5,546 | 3.2 | 813 | 0.4 | – | – |
| Provision for net retirement benefit obligation at transition | – | – | – | – | (344) | (0.2) |
| Actuarial loss | – | – | – | – | (6,122) | (2.8) |
| Provision for the welfare pension plan | – | – | (10,574) | (5.7) | (974) | (0.4) |
| Reversal of allowance for the welfare pension plan | – | – | – | – | – | – |
| Prior service cost of the employee pension plan | (2,961) | (1.7) | – | – | – | – |
| Other, net | (1,037) | (0.6) | 19 | 0.0 | (333) | (0.2) |
| Income before income taxes | 15,171 | 8.7 | 9,590 | 5.2 | 43,629 | 20.0 |
| Provision for income taxes | 7,023 | 4.0 | 4,460 | 2.4 | 18,247 | 8.4 |
| Net income | ¥ 8,148 | 4.7% | ¥ 5,130 | 2.8% | ¥ 25,382 | 11.6% |

| | Six months ended 30th September, | | | |
|---|---|---|---|---|
| | 2000 | | 2001 | |
| | (Millions of yen, except percentages) | | | |
| Sales | ¥ 102,496 | 100.0% | ¥ 109,099 | 100.0% |
| Cost of sales | 75,254 | 73.4 | 80,981 | 74.2 |
| Gross profit | 27,242 | 26.6 | 28,118 | 25.8 |
| Selling, general and administrative expenses | 13,775 | 13.5 | 16,070 | 14.8 |
| Operating profit | 13,467 | 13.1 | 12,048 | 11.0 |
| Other income (expenses): | | | | |
| Interest and dividend income | 2,806 | 2.8 | 2,145 | 2.0 |
| Equity in earnings of affiliates | 214 | 0.2 | 135 | 0.1 |
| Interest expense | (63) | (0.1) | (75) | (0.1) |
| (Loss) on property and equipment | (280) | (0.3) | (126) | (0.1) |
| Gain (loss) on investment securities | (738) | (0.7) | – | – |
| Gain on investments in affiliates | 0 | 0.0 | – | – |
| Provision for net retirement benefit obligation at transition | (344) | (0.3) | – | – |
| Actuarial loss | – | – | – | – |
| Provision for the welfare pension plan | – | – | – | – |
| Reversal of allowance for the welfare pension plan | – | – | 8,147 | 7.5 |
| Prior service cost of the employees' pension plan | – | – | – | – |
| Other, net | (425) | (0.4) | (80) | (0.1) |
| Income before income taxes | 14,637 | 14.3 | 22,194 | 20.3 |
| Income taxes | 6,037 | 5.9 | 9,252 | 8.4 |
| Net income | ¥ 8,600 | 8.4% | ¥ 12,942 | 11.9% |

*Comparison of Interim 2001 with Interim 2000*

*Sales.* Sales totaled ¥109,099 million (*U.S.$913,727 thousand*) in the six months ended 30th September, 2001, an increase of 6.4 per cent. from ¥102,496 million in the six months ended 30th September, 2000. Sales in both of the Company's segments increased, although at a relatively modest rate as sales in interim 2000 had been particularly strong due to both systems development projects, such as those relating to the new real-time gross settlement system for the securities industry, as well as robust equipment sales. While system development sales in interim 2001, particularly to the financial services industry, grew, equipment sales declined as a number of the Company's major clients had recently completed significant IT-related capital expenditures. Sales in the consulting/knowledge segment were in general strong, with a large project for a client in the media industry particularly contributing to increased sales.

*Cost of sales.* Cost of sales increased 7.6 per cent. from ¥75,254 million in the six months ended 30th September, 2000 to ¥80,981 million (*U.S.$678,233 thousand*) in the six months ended 30th September, 2001. This increase was primarily due to increases in subcontractor costs and personnel expenses. Hardware and software costs decreased as a result of decreases in equipment sales. The principal cause for the increase in personnel expenses were increased hirings to promote medium- to long-term corporate growth. The ratio of cost of sales to sales increased slightly from 73.4 per cent. in interim 2000 to 74.2 per cent. in interim 2001.

*Gross profit.* As a result of the above, gross profit increased 3.2 per cent. from ¥27,242 million in the six months ended 30th September, 2000 to ¥28,118 million (*U.S.$235,494 thousand*) in the six months ended 30th September, 2001, and gross margin decreased from 26.6 per cent. in the six months ended 30th September, 2000 to 25.8 per cent. in the six months ended 30th September, 2001.

*Selling, general and administrative expenses.* Selling, general and administrative expenses increased by 16.7 per cent. from ¥13,775 million in the six months ended 30th September, 2000 to ¥16,070 million (*U.S.$134,590 thousand*) in the six months ended 30th September, 2001. This increase was attributable principally to increases in personnel expenses, due mainly to increases in personnel expenses for employees engaged in quality control and research and development incurred to promote medium- to long-term corporate growth. Increases in both subcontractor costs, including fees for temporary administrative staff, as well as rental expenses relating to the Company's learning centre and other facilities, also contributed to the increase in selling, general and administrative expenses.

*Operating profit.* As a result of the growth in selling, general and administrative expenses outpacing the growth in gross profit, operating profit decreased 10.5 per cent. to ¥12,048 million (*U.S.$100,904 thousand*) in the six months ended 30th September, 2001 from ¥13,467 million in the six months ended 30th September, 2000. Operating margin decreased from 13.1 per cent. in the six months ended 30th September, 2000 to 11.0 per cent. in the six months ended 30th September, 2001.

*Other income (expenses).* Other income totaled ¥10,146 million (*U.S.$84,975 thousand*) in the six months ended 30th September, 2001, a 767.2 per cent. increase from ¥1,170 million for the six months ended 30th September, 2000. The main factor in the increase was the ¥8,147 million (*U.S.$68,233 thousand*) reversal of allowance for the welfare pension plan in connection with the Company's withdrawal from the securities industry welfare pension plan, as discussed in greater detail under "— Pension Plans".

Interest and dividend income in interim 2001 was ¥2,145 million (*U.S.$17,965 thousand*), a 23.6 per cent. decrease compared to ¥2,806 million in interim 2000. The principal elements for this decline were the loss of dividend income from the Company's shares of Kokusai Securities Co., Ltd. ("Kokusai Securities"), which it sold to The Bank of Tokyo Mitsubishi, Ltd. (the "Bank of Tokyo-Mitsubishi") in November 2000, as well as a decrease due to unfavourable market conditions in the Company's proportionate share of gains realised by venture capital partnerships in which it has invested. The Company had ¥2,321 million (*U.S.$19,439 thousand*) in investment partnership interests as of 30th September, 2001.

The Company experienced net losses of ¥738 million on investment securities in the six months ended 30th September, 2000, due predominantly to a write-down of its shareholding in Nomura Finance Co., Ltd. ("Nomura Finance"). In addition, the Company made a ¥344 million provision for net retirement benefit obligation at transition due to the introduction of a new accounting standard for employee retirement benefits that requires companies to provide for retirement benefits on an accrual basis. No such losses or provisions were made in the six months ended 30th September, 2001.

Other, net was ¥80 million (*U.S.$670 thousand*) in expenses for the six months ended 30th September, 2001 compared to ¥425 million in expenses for the six months ended 30th September, 2000. The higher expenses in interim 2000 were mainly attributable to devaluation losses on corporate golf club memberships realised in this period following a change in accounting standards.

*Income before income taxes.* Due principally to other income more than offsetting the decrease in operating profit, income before income taxes for the six months ended 30th September, 2001 increased by 51.6 per cent. or ¥7,557 million (*U.S.$63,291 thousand*) from ¥14,637 million in the corresponding period of the previous year to ¥22,194 million (*U.S.$185,879 thousand*).

*Income taxes.* Income taxes for the six months ended 30th September, 2001 were ¥9,252 million (*U.S.$77,487 thousand*) compared to ¥6,037 million in the six months ended 30th September, 2000. The actual effective tax rate applicable to the Company was 41.2 per cent. and 41.7 per cent. for the six months ended 30th September, 2000 and 2001, respectively.

*Net income.* As a result of the foregoing factors, net income for the six months ended 30th September, 2001 increased by 50.5 per cent. or ¥4,342 million (*U.S.$36,365 thousand*) from ¥8,600 million to ¥12,942 million (*U.S.$108,392 thousand*) as compared to the six months ended 30th September, 2000. The Company's net margin increased to 11.9 per cent. in the six months ended 30th September, 2001 from 8.4 per cent. in the six months ended 30th September, 2000.

*Comparison of Fiscal 2000 with Fiscal 1999*

*Sales.* Sales totaled ¥217,984 million (*U.S.$1,825,662 thousand*) in fiscal 2000, an increase of 18.7 per cent. from ¥183,616 million in fiscal 1999. This increase reflected strong growth in both of the Company's segments. The increase in sales of system solutions services principally reflected new systems development projects for the financial industry related to the new real-time gross settlement system for the securities industry, online trading systems and systems for employee-directed pension plans, as well as increased product sales to public sector clients. Consulting/knowledge services increased in part because of a large project for a client in the media industry.

*Cost of sales.* Cost of sales increased 16.1 per cent. from ¥138,395 million in fiscal 1999 to ¥160,643 million (*U.S.$1,345,419 thousand*) in fiscal 2000 in line with the growth of the Company's sales. The biggest components of the increase were subcontractor costs, personnel expenses and hardware and software costs.

*Gross profit.* As a result of sales growth outpacing growth in the cost of sales, gross profit increased 26.8 per cent. from ¥45,221 million in fiscal 1999 to ¥57,341 million (*U.S.$480,243 thousand*) in fiscal 2000. Gross margin increased from 24.6 per cent. in fiscal 1999 to 26.3 per cent. in fiscal 2000.

*Selling, general and administrative expenses.* Selling, general and administrative expenses increased by 13.9 per cent. from ¥25,906 million in fiscal 1999 to ¥29,498 million (*U.S.$247,052 thousand*) in fiscal 2000. This increase was attributable principally to an increase in personnel costs, which was primarily due to the Company in the second half of fiscal 2000 establishing a new Quality Management Division and enhancing its research and development activties in order to accommodate medium-to long-term corporate growth. An increase in subcontractor costs, including those for temporary administrative staff, also contributed to the increase in selling, general and administrative expenses. These increases were offset in part by lower rental expense and depreciation.

*Operating profit.* As a result of the preceding factors, operating profit grew 44.2 per cent. to ¥27,843 million (*U.S.$233,191 thousand*) in fiscal 2000 from ¥19,315 million in fiscal 1999. Operating margin grew from 10.5 per cent. in fiscal 1999 to 12.8 per cent. in fiscal 2000.

*Other income (expenses).* Other income totaled ¥15,786 million (*U.S.$132,211 thousand*) in fiscal 2000 as compared to other expenses of ¥9,725 million in fiscal 1999. The biggest factor in other income in fiscal 2000 was the realization of gains on investment securities of ¥25,437 million (*U.S.$213,040 thousand*), due mainly to a gain on the sale by the Company of shares of Kokusai Securities to the Bank of Tokyo-Mitsubishi in November 2000 offset in part by losses of ¥797 million (*U.S.$6,675 thousand*) due to the sale of the Company's remaining shareholding in Nomura Finance during the year. Nomura Finance had been undergoing a restructuring, and the Company, the Former Nomura Securities and certain other of its subsidiaries and affiliates sold all of their shares in Nomura Finance to an unaffiliated third party in December 2000. In fiscal 1999, the Company had a loss on investment securities of ¥705 million related primarily to its shareholding in Nomura Finance.

In fiscal 2000, the Company provided ¥344 million (*U.S.$2,881 thousand*) as the net retirement benefit obligation at transition under the new accounting standard applicable to its retirement benefit plans and also provided ¥6,122 million (*U.S.$51,273 thousand*) related to those plans and ¥974 million (*U.S.$8,157 thousand*) related to the securities industry plan in which the Company participates, in both cases due principally to lowering the discount rate for the plans.

Interest and dividend income increased 119.7 per cent. from ¥1,533 million in fiscal 1999 to ¥3,368 million (*U.S.$28,208 thousand*) in fiscal 2000. The main factor in the increase was the Company's proportionate share of gains realised by venture capital partnerships in the United States in which the Company has invested. Interest expense decreased to ¥140 million (*U.S.$1,173 thousand*) in fiscal 2000 from ¥168 million in fiscal 1999 due to a reduction in borrowings.

Losses on property and equipment increased sharply from ¥756 million in fiscal 1999 to ¥5,456 million (*U.S.$45,695 thousand*) in fiscal 2000. The main reason was a loss on the Company's sale of five employee dormitories to a wholly-owned subsidiary. Under Japanese GAAP, the Company recorded a loss on the transaction without the elimination of the corresponding unrealised loss because the property was sold at fair value and the Company determined that the loss was unrecoverable.

Other, net was ¥333 million (*U.S.$2,789 thousand*) in expenses for fiscal 2000 compared to ¥19 million in income for fiscal 1999. The increased expenses principally reflected writedowns of the value of corporate golf club memberships following the introduction of the new accounting standard for financial instruments.

*Income before income taxes.* Due to sales growing faster than expenses and gains from the sale of investment securities more than offsetting pension expenses and losses on the disposal of property, income before income taxes increased by 354.9 per cent. from ¥9,590 million in fiscal 1999 to ¥43,629 million (*U.S.$365,402 thousand*) in fiscal 2000.

*Income taxes.* Income taxes for fiscal 2000 were ¥18,247 million (*U.S.$152,822 thousand*) compared to ¥4,460 million in fiscal 1999. The effective tax rate applicable to the Company decreased from 46.5 per cent. in fiscal 1999 to 41.8 per cent. in fiscal 2000 as compared to a statutory tax rate of approximately 42 per cent. for both fiscal 1999 and 2000.

*Net income.* As a result of the foregoing factors, net income for fiscal 2000 increased by 394.8 per cent. or ¥20,252 million from ¥5,130 million to ¥25,382 million (*U.S.$212,580 thousand*) as compared to fiscal 1999. The Company's net margin increased to 11.6 per cent. in fiscal 2000 from 2.8 per cent. in fiscal 1999.

*Comparison of Fiscal 1999 with Fiscal 1998*

*Sales.* Sales totaled ¥183,616 million in fiscal 1999, an increase of 4.9 per cent. from ¥175,058 million in fiscal 1998. This increase reflected growth in both of the Company's segments, with sales of system solutions services increasing 4.1 per cent. and sales of consulting/knowledge services increasing 9.1 per cent. The increase in sales of system solutions services principally reflected an increase in sales to financial sector clients, which required services such as designing new systems or overhauling existing systems due to developments such as the deregulation of financial services commissions. This increase more than offset a decrease in sales to the wholesale and retail sector and government clients, which was due to the completion of certain major projects for such clients in fiscal 1998.

The increase in consulting/knowledge services reflected, among other factors, a notable increase in sales of asset management-related services to financial sector clients, particularly trust banks.

*Cost of sales.* Cost of sales increased 4.4 per cent. from ¥132,561 million in fiscal 1998 to ¥138,395 million in fiscal 1999 in line with the growth of the Company's sales. This increase principally reflected an increase in subcontractor costs and personnel expenses.

*Gross profit.* Gross profit increased 6.4 per cent. from ¥42,497 million in fiscal 1998 to ¥45,221 million in fiscal 1999, and gross margin increased slightly from 24.3 per cent. in fiscal 1998 to 24.6 per cent. in fiscal 1999.

*Selling, general and administrative expenses.* Selling, general and administrative expenses decreased 0.1 per cent. from ¥25,929 million in fiscal 1998 to ¥25,906 million in fiscal 1999. The decrease was attributable principally to a decrease in communications expenses, equipment expenses and office supply expenses as a result of a corporate reorganisation that led to stricter monitoring of and reductions in non-personnel costs. This decrease was offset in part by an 8.9 per cent. increase in

personnel expenses, which resulted primarily from raising the pay levels of employees formerly at NRI Information Systems, Ltd. to the levels of the Company employees following that entity's merger into the Company.

*Operating profit.* As a result of the preceding factors, operating profit grew 16.6 per cent. to ¥19,315 million in fiscal 1999 from ¥16,568 million in fiscal 1998. Operating margin increased from 9.5 per cent. in fiscal 1998 to 10.5 per cent. in fiscal 1999.

*Other income (expenses).* Other expenses, net increased significantly to ¥9,725 million in fiscal 1999 from ¥1,397 million in fiscal 1998. The main factor in the increase was the Company's provision of ¥10,574 million for the welfare pension plan in fiscal 1999. During the previous fiscal year the Company incurred ¥2,961 million in expenses to account for prior service costs under its noncontributory defined benefit pension plan. See "— Pension Plans".

Interest and dividend income decreased 39.1 per cent. from ¥2,518 million in fiscal 1998 to ¥1,533 million in fiscal 1999. Interest and dividend income was high in fiscal 1998 due to the Company's proportionate share of gains realised by venture capital partnerships in the United States in which the Company has invested. Interest expense decreased to ¥168 million in fiscal 1999 from ¥455 million in fiscal 1998 due to the reduction of borrowings.

Losses on property and equipment decreased sharply to ¥756 million in fiscal 1999 from ¥5,092 million in fiscal 1998. The Company realised a large one-time loss in fiscal 1998 in connection with the securitisation of real estate in Osaka described under "Liquidity and Capital Resources" below.

The Company experienced a net loss of ¥705 million on investment securities in fiscal 1999 following a net gain of ¥60 million in fiscal 1998. The net loss was primarily attributable to a reduction in the book value of its investment in Nomura Finance from ¥3,690 million to ¥3,075 million.

Gains on investments in affiliates were ¥5,546 million in fiscal 1998 and ¥813 million in fiscal 1999. In fiscal 1998, the Company realised a large gain from the sale of shares of Nomura Land and Building to Nomura Asset Management. In fiscal 1999, the Company had a gain of ¥1,836 million on the sale of shares of affiliates, predominantly reflecting the sale of shares of Nomura Asset Management to the Former Nomura Securities. This and other gains offset losses of ¥408 million on the sale of shares in other affiliates and losses of ¥616 million related to the liquidation of Naigai Data Service Co., Ltd. and of Nomura Computer Systems Europe Limited.

Other, net was income of ¥19 million in fiscal 1999 and expense of ¥1,037 million in fiscal 1998. The expense in fiscal 1998 consisted primarily of a charge of ¥991 million relating to prior service costs under the Company's retirement benefits plan for Directors and Corporate Auditors.

*Income before income taxes.* Income before income taxes for fiscal 1999 decreased by 36.8 per cent. from ¥15,171 million in fiscal 1998 to ¥9,590 million primarily as a result of the large provision for retirement and severance benefits.

*Income taxes.* Income taxes for fiscal 1999 were ¥4,460 million compared to ¥7,023 million in fiscal 1998. Taxes in fiscal 1999 were significantly reduced by the recognition of a deferred tax asset of ¥5,420 million by the Company as a result of its adoption of tax-effect accounting in accordance with a new accounting standard. The actual effective tax rate applicable to the Company was 46.3 per cent. and 46.5 per cent. for fiscal 1998 and 1999, respectively as compared to a statutory tax rate of approximately 48 per cent. and 42 per cent. for fiscal 1998 and 1999.

*Net income.* As a result of the foregoing factors, net income for fiscal 1999 decreased by 37.0 per cent. from ¥8,148 million to ¥5,130 million as compared to fiscal 1998. The Company's net margin decreased to 2.8 per cent. in fiscal 1999 from 4.7 per cent. in fiscal 1998.

**Liquidity and Capital Resources**

The Company funds its capital expenditures and research and development activities primarily through cash generated by operations. Net cash provided by operating activities was ¥36,482 million (*U.S.$305,545 thousand*) in fiscal 2000, compared to ¥27,231 million in fiscal 1999.

The Company has also generated funds in recent periods from the sale of securities. In fiscal 2000, the Company received proceeds of ¥30,185 million (*U.S.$252,806 thousand*) from the sale of investment securities. In fiscal 1999, the Company received proceeds from the sale of investments in affiliates of ¥8,295 million generated primarily from the sale of shares of Nomura Asset Management to the Former

Nomura Securities. In fiscal 1998, the Company had proceeds from the sale of investments in affiliates of ¥5,800 million resulting primarily from the sale of shares of Nomura Land and Building.

These sales of securities serve to offset the Company's investments in property and equipment and software development costs. Due to the large gain on the sale of Kokusai Securities shares, net cash provided by investing activities was ¥14,546 million (*U.S.$121,826 thousand*) in fiscal 2000. This was the case even though the Company made aggregate investments of ¥17,492 million (*U.S.$146,499 thousand*) in tangible and intangible fixed assets in fiscal 2000, a 5.6 per cent. decrease when compared with fiscal 1999. Net cash used in investing activities was ¥10,499 million in fiscal 1999, compared with ¥1,047 million in fiscal 1998. This increase was due in part to increased software development costs. During fiscal 1998, the Company also:

- realised ¥11,274 million from sales of property and equipment. Most of this resulted from the securitisation of a data centre property in Osaka. Under the terms of the securitisation, the Company has guaranteed payments on unsecured bonds issued by a special purpose company which bonds had a principal amount of ¥10,992 million (*U.S.$92,060 thousand*) as of 31st March, 2001 and ¥10,860 million (*U.S.$90,955 thousand*) as of 30th September, 2001. As part of the securitisation, the trust bank to which the property was entrusted has an option to sell it back to one of the Company's subsidiaries, which option is exercisable during a certain period prior to the maturity of the bonds in March 2004; and
- acquired investment securities of ¥7,825 million, principally ¥7,000 million of unsecured bonds issued by NF Biru, a special purpose company established by Nomura Real Estate in connection with a securitisation of real estate.

The Company has reduced its debt during recent periods. Net cash used in financing activities was ¥2,081 million (*U.S.$17,429 thousand*) for fiscal 2000 and ¥6,078 million in fiscal 1999. In fiscal 2000, total debt repayment of ¥6,035 million (*U.S.$50,544 thousand*) by the Company was offset in part by the incurrence of ¥4,169 million (*U.S.$34,916 thousand*) in indebtedness by newly incorporated subsidiaries. As of 30th September, 2001, the Company had total borrowings of ¥4,830 million (*U.S.$40,452 thousand*), consisting of loans from banks and insurance companies. The Company currently expects to further reduce its borrowings as outstanding loans become due.

The Company had a net increase in cash and cash equivalents of ¥49,731 million (*U.S.$416,508 thousand*) during fiscal 2000. As of 30th September, 2001, the Company had cash and cash equivalents of ¥55,321 million (*U.S.$463,325 thousand*), reflecting a net decrease in cash and cash equivalents of ¥28,802 million (*U.S.$241,223 thousand*) in the six months ended 30th September, 2001. The reduction was due mainly to a large tax payment, increases in accounts receivable associated with increased sales, and continued investment in both software and hardware and equipment.

Total capital expenditures were ¥17,492 million (*U.S.$146,499 thousand*) in fiscal 2000, ¥18,530 million in fiscal 1999 and ¥11,166 million in fiscal 1998. Higher expenditures in the most recent two years reflect development costs related to multi-use system services and the overall growth in the Company's operations.

In fiscal 2001, the Company expects to incur capital expenditures of approximately ¥27,245 million. Of the total, approximately 54 per cent. will be for software development costs both for items used internally and to be sold to third parties. Approximately 40 per cent. will be for the acquisition of computer equipment in connection with the provision of services and approximately 6 per cent. will be for general office facilities and investment in the Company's internal systems. By segment, approximately 81 per cent. of the planned capital expenditures are designated for the system solutions business, approximately 13 per cent. for the consulting/knowledge services business and the remaining 6 per cent. for items of general application.

The Company believes cash on hand together with the net proceeds from the New Shares Offering and cash provided by operating activities will be sufficient to fund its operations for the foreseeable future.

**Market Risks**

The Company is exposed to market risk from changes in foreign currency exchange rates, interest rates and equity security prices. The Company's subsidiary, NRI Shared Services, Ltd., enters into interest rate swap transactions to manage risks relating to obligations with floating interest rates. With respect to market risk regarding equity securities, the Company holds investments in marketable securities which are subject to price fluctuations. The value of these investments was ¥85,360 million (*U.S.$714,908 thousand*) as of 31st March, 2001 and ¥46,982 million (*U.S.$393,484 thousand*) as of 30th September, 2001. See "Investment Considerations—Investment Securities".

## BUSINESS

### General

The Company is a leading provider in Japan of system solutions services and consulting/knowledge services. System solutions services include the development, installation, operation and management of computer systems and networks. In conjunction with these services, the Company also procures systems equipment and related products for its clients' systems. Consulting/knowledge services include research on macroeconomic trends, management consulting advice, asset management analyses and information services.

The Company's sales for the fiscal years ended 31st March, 1999, 2000 and 2001 were ¥175,058 million, ¥183,616 million and ¥217,984 million (*U.S.$1,825,662 thousand*), respectively. The Company's net income for the fiscal years ended 31st March, 1999, 2000 and 2001 were ¥8,148 million, ¥5,130 million and ¥25,382 million (*U.S.$212,580 thousand*), respectively. The Company's sales for the six months ended 30th September, 2001 were ¥109,099 million (*U.S.$913,727 thousand*), as compared to ¥102,496 million for the six months ended 30th September, 2000. The Company's net income for the six months ended 30th September, 2001 was ¥12,942 million (*U.S.$108,392 thousand*), as compared to ¥8,600 million for the six months ended 30th September, 2000.

The Company is a joint stock corporation with unlimited duration. Its registered head office is located at Shin Otemachi Building, 2-1, Otemachi 2-chome, Chiyoda-ku, Tokyo 100-0004, Japan. As of 30th September, 2001, the Company's other facilities consisted of five main office locations, three data centres, a learning centre as well as residential facilities for certain of its employees. Also as of 30th September, 2001, the Company had seven subsidiaries in Japan and seven overseas subsidiaries.

### Historical Development

The Company is the result of a merger between the former Nomura Research Institute, Ltd. (the "Former NRI"), originally named Nomura Research Institute of Technology and Economics, and Nomura Computer Systems Co., Ltd. ("Nomura Computer Systems") The Former NRI was incorporated on 1st April, 1965 as Japan's first private sector think tank. Upon the Former NRI's incorporation, the Former Nomura Securities transferred to it the entirety of its own Research Division. By late 1969, the Company began to receive orders for research from national and local government agencies in addition to the private sector, an example being the Ministry of Finance's request in 1969 that the Company conduct a systems analysis on the planning and operation of housing developments. The Company began offering database services in 1970 by selling databases of corporate financial information and microfilm copies of Japanese companies' publicly filed financial statements. By the late 1980s, the Company believes that it had become the leading think tank in Japan, and consulting services had become one of the Company's principal business lines.

Nomura Computer Systems, originally named Nomura Computing Center Co., Ltd., was established on 5th January 1966, to take over the business until then conducted by the Computer Section of the Former Nomura Securities. In 1966, the Company began selling a predecessor of its STAR series of back-office systems for securities companies. In January 1973, the Company, which had in the previous month changed its name to Nomura Computer Systems, commenced providing systems development services to the retail industry by developing a computer system for a major apparel company. That same year, it was singled out for recognition by an advisory body to the Ministry of International Trade and Industry (now the Ministry of Economy, Trade and Industry) as a company at the forefront of information technology. The Company became the first to develop a full-scale POS system in Japan in October 1982, when a POS system it designed for Seven-Eleven Japan became operational.

On 4th January, 1988, the Former NRI merged into Nomura Computer Systems, and the surviving company changed its name to Nomura Research Institute, Ltd. The merger resulted from a shared belief of the two companies that, as information technology became more prevalent in society, management strategy and systems strategy would become progressively more interrelated. Since the first half of the 1990s, the Company has drawn on its combined strengths in information technology and management technology to further enhance its services in business areas such as consulting, asset management information systems and public-sector systems development. It has also aggressively developed its expertise in such areas as data mining, Internet services and large-scale client/server systems development. The Company began full-scale development of its systems management business in July 1996, when it concentrated its existing operations in that business line in a subsidiary, NRI Data Services, Ltd. ("NRI Data").

## Strategy

The Company believes its strength is its ability to combine industry-leading expertise in systems development and operations, research and consulting, and knowledge management systems to provide comprehensive services to clients. The Company aims to capitalise on this strength to achieve medium- to long-term growth and a sustained increase in its corporate value by providing high-quality services to leading companies in profitable market segments. The Company believes that maintaining excellence in the services and products it provides is vital to maintaining the value of its brand name, developed over the past thirty-six years, and to meeting its social responsibilities as a leading think tank and provider of basic systems infrastructure for industry.

In order to achieve these goals, the Company is focusing on the following strategies:

*Acquiring and maintaining large clients for "total solutions" services.* The Company's broad-ranging expertise allows it to provide its clients not just with individual services, but with "total solutions" ranging from strategic consulting to system solutions services to support all of a client's major operating and management needs. Recently, demand for the Company's total solutions services has also focused on constructing content distribution platforms given the rapid growth of broadband communications in Japan. The Company believes that cultivating key clients, particularly major corporations in the financial services, wholesale and retail, service and media industries, as well as government agencies, that will engage the Company to provide such total solutions on an ongoing basis will give the Company the opportunity to grow its own business in tandem with those of its major customers. The Company believes it has been successful in recent years in attracting an increasing number of major customers that give the Company significant amounts of business.

*Developing new product and service solutions.* The Company plans to continue developing new services such as its Internet data centre services and network security services as well as products such as its Power Binder electronic document management application in order not only to meet specific client needs, but also to strengthen the Company's competitive position in providing systems integration and total solutions services. As a part of this strategy, in August 2000 the Company transferred its network security business to a wholly-owned subsidiary so that it can provide such services more effectively.

*Making the Company's systems and applications* de facto *industry standards.* As discussed below, the Company's multi-user services such as STAR-III, I-STAR and BESTWAY are used by a large number of financial institutions, so much so that the Company believes that these systems have become an indispensable part of the basic securities and asset management industry infrastructure in Japan. The Company continues to work to enhance these systems by, for example, adapting them for developments in the financial services industry such as T+1, or next-day settlement of securities transactions, which the United States hopes to introduce by 2005 and which Japan hopes to adopt as well. In addition, the Company plans to modify certain of its systems to permit "straight-through processing", or fully automated execution of securities orders, in order to meet the anticipated increase in demand for such services once next-day settlement is introduced. As evidenced by the introduction of its BESTPLAN system for investment trust companies, the Company is also enhancing its existing service offerings to accommodate the introduction in Japan of defined contribution pension plans that are modeled after U.S. 401(k) plans. The Company also intends to capitalise on its existing expertise in system solutions for the wholesale and retail sector by expanding its service offerings and developing applications for intercompany networks. In this way, the Company hopes to establish its services as a *de facto* standard for that industry as well.

*Strengthening the Company's brand image.* The Company plans to strengthen its market appeal by differentiating itself from its competitors in a number of ways. The Company's historical role as a leading private think tank in Japan gives the Company a prestige and breadth of experience and knowledge that is difficult for competitors, especially new foreign entrants to the market, to match. The Company plans to continue to provide research and consulting services, especially to government agencies responsible for undertaking structural reforms as well as to corporations in growth sectors that will play a vital role in the recovery of the Japanese economy, as a way of keeping its workforce at the leading edge of societal change and enhancing its image as a responsible corporate citizen. The Company also believes that it is one of the leading system solutions providers in Japan that is not affiliated with a computer hardware manufacturer. This independence benefits customers by allowing the Company to focus on providing a full range of high-quality services rather than favoring the sales of particular products.

*Aligning corporate and employee interests.* Another key element of the Company's competitive strategy is the retention and training of skilled personnel. The Company's extensive employee training programs, designed and operated by NRI Learning Network, Ltd., a subsidiary of the Company that specialises in personnel training, serve a dual purpose of increasing employee satisfaction and improving the quality of the Company's services. Through such training, the Company assists employees in obtaining industry qualifications related to basic systems development. In addition, it also helps employees obtain intra-company certifications related to cutting-edge technology and project management that are more demanding than industry standards. The Company develops new intra-company certifications or training programs on a continuous basis in order to raise its employees' technical and managerial skills. During interim 2001, the Company newly leased a learning centre and enhanced its training capabilities. In addition to offering employee training, the Company believes its research and consulting business and its provision of total system solutions that are carefully tailored to clients' needs offer talented employees a challenging and rewarding work experience. The Company bases a portion of the compensation it pays to mid- and senior-level employees on their performance to allow successful employees to share the rewards of their work.

*Improving the productivity of subcontractors.* The Company uses a network of subcontractors in providing its services. The Company seeks to improve the productivity of these business partners through such measures as having their employees undergo the same technical training as the Company's employees and improving the Company's own project management to better oversee subcontractor work. Improving the productivity of this network of subcontractors will directly benefit the Company's own productivity.

**Market Opportunities**

The Company believes that Japan is undergoing broad socioeconomic and regulatory change and that a number of these developments will increase demand for its services, including:

- continuing deregulation of, and increased competition among domestic and foreign companies within, numerous sectors of the Japanese market, particularly the financial services sector;
- an emphasis by major Japanese corporations on productivity gains as they restructure to focus on profitability rather than scale, thereby generating a particular need for consulting services in reorienting corporate strategies and improving knowledge management systems;
- greater movement by corporations into new businesses and market segments; and
- increased corporate use of computer systems throughout their business organisations, as well as dramatic growth of Internet usage and e-commerce in Japan.

As broad deregulation of the Japanese market progresses, competition among Japanese and foreign companies is intensifying. The Company believes that this competitive environment will enhance demand for its consulting services, as companies reevaluate service development plans and other aspects of their corporate strategy in order to maintain their market position.

The financial services sector has undergone particularly broad-sweeping deregulation. Due to a succession of deregulation measures, as well as favourable economic conditions, the amount of funds raised by Japanese companies through equity and debt issuances increased dramatically, leading to a sudden expansion of the Japanese capital markets in the 1980s. As a result of the Japanese "Big Bang", an array of structural economic reform policies initiated in the latter half of the 1990s, financial deregulation was further accelerated. These measures liberalised entry into the banking, securities and insurance industries, expanded the range of products and services that companies in such sectors could offer, and enabled the development of new financial products. These sweeping changes in the regulatory environment have increased the importance of both consulting and information system services to the Company's historical clients in the financial services industries and also created demand from new potential customers. For example, the 1997 reforms that allowed banks to sell investment trust interests sparked a demand on the part of major (so-called "city") banks as well as regional banks for investment trust marketing and management systems. The Company developed its BESTWAY system anticipating such demand. Similarly, in the aftermath of the full liberalisation of brokerage commissions in Japan on 1st October, 1999 there has been a rapid increase in the use of online securities brokers, and hence a concomitant increase in demand for system integration, operation and management services from solution providers, such as the Company, that have experience in the financial sector. In turn, the opportunity to introduce new financial products to the Japanese market has increased demand for the Company's

research services, as Japanese financial institutions look to overseas markets for products, such as U.S. 401(k) plans, that are being or might be adapted to Japan.

The heightened competition within the Japanese financial sector that has ensued from such deregulation has increased demand for the Company's system solutions services. Increased competition from foreign firms as well as non-financial institutions, have, in the Company's view, pressured traditional Japanese financial institutions to increase investment in information systems that will enhance their productivity, particularly in light of their relative slowness in adopting information technology compared to their U.S. and European counterparts. Such pressure has also encouraged companies to lower costs by outsourcing the systems development and maintenance tasks that many companies formerly performed internally, especially in light of the rapidly evolving information technology landscape and the intense competition for persons with information technology skills. The Japanese financial services industry is also experiencing widespread consolidation, with a number of mergers among banks, insurance companies and other financial services companies. Such consolidation also leads to increased demand for system solutions services, as the merging entities seek to integrate and improve upon their formerly separate information systems.

Major Japanese corporations seeking to decrease costs and increase productivity in the wake of the prolonged recession in the 1990s are both overhauling their information management systems and seeking consulting advice on how best to improve productivity. Rather than a discrete solution to a particular issue, many of these companies are looking to completely revamp their business relationships to obtain real-time information concerning, and thereby enhancing the productivity of, all parts of the supply and distribution chain. The POS systems the Company has developed and operates for Seven-Eleven Japan's convenience stores as well as the major general merchandising stores owned by Ito-Yokado are one example of the types of solutions that can meet these needs. The Company is able to offer companies a variety of solutions and services and can conduct a comprehensive review of a client's existing systems in order to identify problem areas and to propose a strategy for improvement.

Companies are also seeking advice on market strategies for entering into new businesses. Many Japanese companies have reorganised their business lines in reaction to ongoing weak economic conditions in Japan while others have initiated new product lines or undergone mergers or other restructuring, both within and outside of their corporate groups, taking advantage of progressive deregulation. These developments have significantly broadened the range of options that Japanese companies face in terms of business strategies or alliances, and many of them are looking to consulting companies such as the Company to advise them.

As computer networks become more and more ubiquitous, the Company believes that corporate users will increasingly demand real-time feedback from every point in their business structure. To achieve a comprehensive view of their operations, these users will need comprehensive system solutions that cover their entire enterprise. Corporations are increasingly demanding system development services to support such areas as product development and marketing. For example, Ito-Yokado and Seven-Eleven Japan use their POS systems not only to restock their retail stores more quickly, but also to use past sales data gathered by such systems to analyse consumer trends and demand in order to develop new products or determine which and how many products should be stocked in each store. In addition, an increasing number of financial institutions such as securities and insurance companies equip their sales staff with laptop or mobile computers in order to manage customer information or make client presentations more effectively. Further increasing the demand for system solutions services is the growing development of business models for which comprehensive system solutions are indispensable, as companies seek to enter into new business lines, differentiate themselves from their competitors or increase their competitiveness.

The opportunities presented by the Internet and e-commerce also create a need for those systems to work together with other networks. Japan's Ministry of Economy, Trade and Industry estimates that business-to-business e-commerce in Japan will grow from ¥22 trillion in 2000 to ¥111 trillion in 2005. Japan's Ministry of Public Management, Home Affairs, Posts and Telecommunications estimates that Japan had over 47 million users at the end of 2000 and will have over 87 million users by 2005. Japan is also one of the world leaders in wireless Internet usage.

The Company believes that as one company in a particular market realises productivity gains from improving information management, the pressure on other companies to adopt similar technologies and practices will only increase. In many fields a divide may develop between companies which adapt to new information technology and succeed and companies which fail.

These trends have also spurred public debate about how the Japanese Government can best encourage the adoption of information technology by Japanese business and society. The Cabinet has previously expressed support for the use of information technology in government by, among other things, using the Internet to disseminate information publicly and promoting electronic filings, and also included the development of information technology as one of the principal policy focuses of its "Japan Revitalisation Plan" announced in 2000. The Company expects this ongoing debate to generate projects for its consulting/knowledge services business from entities such as the Postal Service Agency. Involvement in this type of research and policy formulation and the Company's active monitoring of and research on trends in overseas markets will, together with the Company's experience with leading companies such as Nomura Securities and Seven-Eleven Japan, keep the Company at the forefront of significant societal changes.

## Services

The Company's business consists of two segments: system solutions services and consulting/knowledge services. The following table sets forth the Company's sales and sales as a percentage of total revenues in each of the segments for the periods indicated.

**Sales by Segment**

| Segment | Year ended 31st March, | | | | | | Six months ended 30th September, | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | 1999 | | 2000 | | 2001 | | 2000 | | 2001 | |
| | (Millions of yen, except percentages) | | | | | | | | | |
| System Solutions Services: | | | | | | | | | | |
| Systems Development/ Systems Applications Sales | ¥ 73,203 | 41.8% | ¥ 67,291 | 36.6% | ¥ 80,916 | 37.1% | ¥ 38,280 | 37.4% | ¥ 41,368 | 37.9% |
| Systems Management/ Operations | 57,293 | 32.7 | 71,251 | 38.8 | 81,308 | 37.3 | 40,001 | 39.0 | 41,936 | 38.5 |
| Product Sales | 18,521 | 10.6 | 16,659 | 9.1 | 23,127 | 10.6 | 9,876 | 9.6 | 7,553 | 6.9 |
| Sub-total | ¥ 149,017 | 85.1% | ¥ 155,201 | 84.5% | ¥ 185,351 | 85.0% | ¥ 88,157 | 86.0% | ¥ 90,857 | 83.3% |
| Consulting/Knowledge Services | 26,041 | 14.9 | 28,415 | 15.5 | 32,633 | 15.0 | 14,339 | 14.0 | 18,242 | 16.7 |
| Total | ¥ 175,058 | 100.0% | ¥ 183,616 | 100.0% | ¥ 217,984 | 100.0% | ¥ 102,496 | 100.0% | ¥ 109,099 | 100.0% |

The Company's internal organisation consists of six principal sectors. The system solutions business is conducted primarily by the Financial & Insurance Solution Sector, the Distribution & Social Solution Sector and the Data Service Solution Sector. The consulting/knowledge services business is conducted primarily by the Research & Consulting Sector. In addition, the Company's e-Solution Sector and Financial Solution Sector each have separate divisions that provide system solutions and consulting/knowledge services. The different sectors of the Company's organisation often work together to provide optimal solutions to clients' needs by combining system solutions services and consulting/knowledge services. As a result, one project may generate revenue in both of the Company's principal segments.

*System Solutions Services*

The Company provides systems development, operation and management services, as well as sources and sells computer hardware and other products, to its clients. Its clients are principally companies in the financial services and wholesale and retail industries as well as the public sector.

The Company's system solutions services range from discrete projects to total solutions, as illustrated below:



Systems Development and Systems Applications Sales
Individual Services
Multi-User System Services
Systems Management and Operations
Individual Services
Internet System Services
Total Solutions Services
Product Sales
Individual Services


The strength of the Company's system solutions business lies in the Company's ability to design, install and operate comprehensive system solutions which enable a particular client to focus on competing in its core business by freeing it from the need to allocate valuable resources to the acquisition of information technology skills and systems capacity. The Company provides such carefully planned, individually tailored solutions to Nomura Securities, Ito-Yokado and many other clients.

The Company's ability to successfully design and operate large-scale systems is also seen in its development and operation of multi-user, industry-specific systems. These skills, and the Company's expertise in sourcing systems hardware and other products, are also well suited for meeting clients' needs for Internet system services. Among other services, the Company offers intranet and Internet infrastructure development and installation, web page design and data centre services.

The Company has been recognised for the quality of its system solutions services. For example, the Company has been certified as meeting the ISO 9001 standard of the International Organization for Standardization for quality in the design, development and monitoring of its STAR-III system, which is described below under "—Multi-User System Services". The Company, NRI Data and NRI Network Communications, Ltd. have also received the Privacy Mark, certification from the Japan Information Processing Development Corporation that recognises the measures a company has taken to protect the privacy of individual information. NRI Data has been certified as meeting the ISO 9002 standard for quality in providing systems operation services for the Company's STAR-III system. It has also been certified by the Japanese Ministry of International Trade and Industry (now the Ministry of Economy, Trade and Industry) as to both its ability to provide information system management and operations services as well as its security measures regarding its data processing services.

*Total Solutions Services.* The Company provides total solutions services principally to customers in the financial and wholesale and retail industries, including subsidiaries and affiliates of Nomura Holdings and the Ito-Yokado group. To Nomura Securities, the Company provides all of the systems development and management necessary for its business, from its Business Process Reengineering System, a client/server system comprising over ten thousand networked personal computers that supports Nomura Securities's back-office functions, to Nomura Home Trade, Nomura Securities' on-line brokerage system for retail customers. System solutions services for the Ito-Yokado group, the largest retailer group in Japan, have also been an important engagement for the Company over the last twenty years. In 1982, the Company helped Seven-Eleven Japan, a subsidiary of Ito-Yokado, install a POS system in all of its convenience stores. A POS system collects customer and transaction information from each store and analyses it for market and customer trends so that clients can make ordering, shipping and franchise management decisions on a more informed basis. By 1985, the Company had also configured a POS system for Ito-Yokado's general merchandising stores. For Seven-Eleven Japan's new subsidiary, 7dream.com, the Company developed and manages the e-commerce platform through which 7dream.com

offers a variety of products and services on-line, with delivery and multimedia kiosks available at the over 8,800 Seven-Eleven convenience stores in Japan. Seven-Eleven Japan owns 51 per cent. of the venture and the Company owns 13 per cent. For Ito-Yokado's new bank subsidiary, IY Bank Co., Ltd, ("IY Bank") the Company is developing the network system for the bank's automatic teller machines, which have been installed in some of Ito-Yokado's and Seven-Eleven Japan's stores. The Company owns a 2 per cent. interest in IY Bank.

Generally, the first component of total solutions services is system development. Often, engagements for system development projects lead to the provision of ongoing system management and operation services as well. The Company regards its systems development projects for leading companies in such fields as the insurance and service sectors as opportunities for it to establish long-term, revenue-generating relationships with such clients.

The Company's clients are not limited to the financial and wholesale and retail sectors. For example, numerous government agencies also engage the Company to provide system development services. For the Ministry of Posts and Telecommunications (now the Postal Service Agency), the Company developed a system through which over 20,000 post offices nationwide offer Postal Life Insurance to private individuals.

*Multi-User System Services.* The Company has developed system solutions for particular market segments, which are customised to meet the requirements and specifications of particular customers. For example, the Company has developed the following leading information systems for financial institutions:

*STAR-III.* STAR-III is a back-office support system used by approximately 30 securities companies engaged primarily in the Japanese domestic retail market. STAR-III connects all of a client's branches allowing it to keep track of customer and transaction information, to market new products more effectively, and to outsource settlement and other back-office functions. Rather than a software package that each client purchases, STAR-III is a multi-user system, owned and operated by the Company, that each customer accesses through its own customised interface. This system allows clients to organise and access customer and transaction data efficiently and cost-effectively, as common development costs are spread among multiple users.

*I-STAR.* I-STAR is a multi-user, back-office support system for securities companies engaged primarily in the global, particularly wholesale, securities market. The system is used by approximately 60 customers, including the Japanese operations of foreign securities firms and firms financed or organised by banks, trading companies and manufacturers. I-STAR supports the full spectrum of the back-office processes of a company's international wholesale securities business, including transaction data input, transaction report generation, transmission of information to and from third-party systems such as the Bank of Japan Net, and customer transaction settlement. As with STAR-III, clients access the I-STAR system through an interface customised to their preferences.

*BESTWAY/BESTPLAN.* BESTWAY is a sales and accounting system for investment trust companies. Used by approximately 120 financial institutions selling investment trust interests, BESTWAY helps clients manage customer accounts, execute customer orders and generate necessary documentation. The system is designed to handle a wide variety of investment trust products, including interests in foreign investment trusts, as well as keep track of customer information and transaction history. Clients can use BESTWAY either by operating it on their own client/server system, or by accessing servers maintained by the Company. The Company has also developed BESTPLAN, another sales and accounting system for investment trust companies, which has such features as connectivity to recordkeeping companies that allow it to process new defined contribution pension plans modeled after U.S. 401(k) plans. Approximately 60 financial institutions currently use BESTPLAN.

*Tri Master/PX.* Tri Master/PX is a back-office support system for trust banks that administer such trusts as special money trusts and pension trusts. Back-office functions facilitated by Tri Master/PX include portfolio book value management, market price valuation, spot management and fund transfer management. As with BESTWAY, Tri Master/PX can either be operated on a client's system or managed by the Company for the client.

Other examples include Garden-SS, a transaction system that links gasoline service stations, wholesale stores and direct retailers to facilitate exchange of transaction data, credit authorisation and service station management, and a business-to-business portal site with industry-specific interfaces that enable companies to access and search for industry and product information, to exchange information,

and to transact with each other. Through an agreement with Hitachi, Ltd. ("Hitachi"), the portal site also offers its members Hitachi's on-line support services, which facilitate such business-to-business e-commerce functions as generating estimates, exchanging blueprints, sending and receiving orders, settling transactions, and marketing products and services. In October 2000, the site began providing its services to members of the food and liquor industries, and the Company plans to add services targeted to the manufacturing and financial industry.

*Internet System Services.* The Company offers its systems development and operations services to clients seeking to develop their Internet operations. The Company offers such services as website design, development of clients' Internet infrastructure, and round-the-clock monitoring and maintenance of networks. The Company's Internet System Services also include establishing business-to-business and business-to-consumer Internet systems. By adding business-to-business and business-to-consumer functions, the Company can enhance the capabilities and value of its existing systems offerings. The Company also offers web page hosting and Internet server housing services through its data centre business.

*System Management and Operation.* The Company operates and maintains information systems that it has developed, such as the POS systems that the Company developed for Ito-Yokado and the STAR-III and I-STAR multi-user systems. The Company offers a wide variety of system management services ranging from the data centre operations discussed above to the operation of networks and on-site servers. Providing system management services also leads in certain cases to future engagements for system integration services as changes in client needs and individual market sectors generate new system demands.

*Product Sales.* In conjunction with its systems development services, the Company commonly purchases the servers, personal computers, software and related products best suited for each client and the information system it requires. Because the Company is not affiliated with any manufacturer, it is able to select more objectively for its customers the most suitable products and integrate them in the manner most appropriate for its clients based on its analyses of clients' operations and needs.

***Consulting/Knowledge Services***

The Company provides its customers with a variety of research and consulting services, ranging from conducting macroeconomic analyses to devising corporate strategies and business plans. Through its knowledge solutions business, the Company combines its research and consulting and system solutions expertise to offer analytic and management systems for asset managers and investment trusts, investment information services and e-commerce solutions.

*Research & Consulting Services.* Since its inception, the Company has conducted research on behalf of both public and private sector clients on a wide variety of subjects, ranging from market sector trends to public policy initiatives. Over the course of its thirty-six year history, the Company's research segment has evolved to also provide consulting services to its clients. The Company believes that its consulting business is particularly strong in the areas of management strategy and information systems and is distinguished by strength in research-oriented consulting based on the expertise and knowledge accumulated in conducting over 7,000 projects.

The following table sets forth the major areas in which the Company conducts research and provides consulting, advice and examples of the subject matters within each area on which it advises clients:

| Field | Areas of expertise |
|---|---|
| Management | • management strategy<br>• operations reform<br>• human resources and organisation strategy<br>• information systems |
| Industry | • database marketing<br>• financial deregulation and operating strategies in response to deregulation<br>• marketing strategies in the communications industry<br>• operating strategies in the media industries<br>• industrial promotion and development of new industries |
| Social Systems | • urban and community planning<br>• administrative reengineering<br>• environmental and energy issues<br>• disaster prevention information systems<br>• conversion to a market economy and management reform in developing countries |
| Economy/Capital Markets | • economic analysis and forecasts for Japan and other countries<br>• country risk analysis<br>• introduction of 401(k)-type pension plans in Japan<br>• program trading in securities markets |

In addition to the research it conducts for its clients, the Company also conducts research at its own initiative anticipating future demand for knowledge and advice in certain fields.

The Company believes that the quality of its services and personnel as well as its status as Japan's first private think tank leads it to be widely regarded as one of the premier research and consulting firms in Japan. The Company's team of analysts, economists and consultants includes what it believes to be some of the leading specialists in Japan in such fields as economics, fiscal policy, telecommunications and regional development and their views are frequently cited in the Japanese media.

*Knowledge Solutions Services.* The Company brings to bear its research and consulting expertise as well as its systems development and operation experience in providing knowledge solutions services to support clients in areas such as asset management, e-commerce and knowledge management operations. The types of services offered include:

*Financial Information Services.* The Company offers its financial services industry clients not only "primary information", or raw economic or financial data, but value-added "secondary information" generated by its own valuation models and analytical expertise. Most representative of these services is PLEIADES, a comprehensive information service combining application software and access to data that supports the totality of a financial institution's asset management operations. PLEIADES users' front office functions are supported through investment environment analyses and data that assist clients in developing fund products and establishing fund management plans, and portfolio performance analyses that fund managers can use in making their day-to-day investment decisions. PLEIADES also provides back-office support through managing order results from brokers, assisting in compliance oversight and facilitating the generation of fund reports. The Company also provides standard net asset value calculation services, handles transaction management of portfolios, and processes legally required ledger updating for investment trust companies and trust banks. Approximately 70 companies use these services.

*Network Security Services.* The Company also offers clients information security services to safeguard their data and information systems through its subsidiary, NRI SecureTechnologies, Ltd. ("NRI SecureTechnologies"). Through its Firewall Network Center, NRI SecureTechnologies offers customers not only a two-stage firewall and multiple-stage access filtering but also 24-hour, 365-day monitoring and management of a company's connection to the Internet. In addition to providing such technical services, the Company also draws on its organisational consulting expertise to develop security policies, internal monitoring programs and other security-enhancing measures.

*E-commerce Knowledge Solutions.* The Company offers strategic business advice on developing an Internet business presence, including by conducting market research and assisting development of e-commerce business models and marketing plans. In addition, in order to assist retail, service and media companies to establish an online presence, as well as facilitate the order flow and payment settlement activities of large corporations, the Company offers the specific information technology services needed to execute a successful strategy. The Company's information technology services, which include online client relationship management, supply chain management, online settlement systems and digital content distribution services, are provided either on a stand-alone basis or in combination with other services.

*Information Technology Training Services.* NRI Learning Network Ltd., a subsidiary of the Company established in 1997, specialises in training and educating customers' employees in the field of information technology. Courses are available for a broad range of trainees, ranging from those tailored to beginner computer users to those targeted at experienced systems development technicians who can receive certificates of qualification from such industry-leading companies as Microsoft and Oracle upon completion of the course.

**Order Backlog**

Most projects that the Company undertakes, including systems development and research and consulting, take under a year to complete from the time of contracting with a client, although some large-scale projects take two years or more. Due to the time between contract execution and project completion, the Company at any given time has a backlog of uncompleted work. The following are tables showing by business segment (i) the aggregate value based on contract price of orders received in each of fiscal 1999, fiscal 2000 and the six months ended 30th September, 2000 and 2001 and (ii) the contract value of engagements received during or before such period that had not been completed as of the end of such period.

| | Total orders received in the fiscal year ended 31st March, 2000 | Total orders outstanding as of 31st March, 2000 | Total orders received in the fiscal year ended 31st March, 2001 | Total orders outstanding as of 31st March, 2001 |
|---|---|---|---|---|
| | (Millions of yen) | | | |
| System Solutions Services: | | | | |
| Systems Development/ Systems Applications Sales | ¥ 66,597 | ¥ 5,975 | ¥ 78,996 | ¥ 4,023 |
| Systems Management/ Operations | 82,064 | 63,538 | 95,385 | 77,615 |
| Product Sales | 16,659 | – | 23,127 | – |
| Sub-total | ¥ 165,320 | ¥ 69,513 | ¥ 197,508 | ¥ 81,638 |
| Consulting/Knowledge Services | 29,273 | 12,453 | 35,659 | 15,336 |
| Total | ¥ 194,593 | ¥ 81,966 | ¥ 233,167 | ¥ 96,974 |

| | Total orders received in the six months ended 30th September, 2000 | Total orders outstanding as of 30th September, 2000 | Total orders received in the six months ended 30th September, 2001 | Total orders outstanding as of 30th September, 2001 |
|---|---|---|---|---|
| | (Millions of yen) | | | |
| System Solutions Services: | | | | |
| Systems Development/ Systems Applications Sales | ¥ 50,292 | ¥ 17,953 | ¥ 56,763 | ¥ 19,320 |
| Systems Management/ Operations | 9,798 | 33,335 | 1,304 | 36,978 |
| Product Sales | 9,876 | – | 7,553 | – |
| Sub-total | ¥ 69,966 | ¥ 51,288 | ¥ 65,620 | ¥ 56,298 |
| Consulting/Knowledge Services | 12,961 | 10,953 | 14,627 | 11,682 |
| Total | ¥ 82,927 | ¥ 62,241 | ¥ 80,247 | ¥ 67,980 |

Amounts for ongoing services such as systems operations, for which the Company receives a use-based fee, are based on the projected aggregate revenues as of 31st March, 2001 and 30th September, 2001 for such services in the fiscal year ending 31st March, 2002.

**Subcontracting and Collaboration**

The Company uses a network of subcontractors in providing its system solutions and knowledge solutions services, principally because it is more cost-effective for its clients to do so. Most typically, the Company draws on its systems development and management expertise as well as its research-based market and systems experience to design systems tailored to client specifications and needs, and then leverages such know-how by subcontracting the software coding and other discrete elements of the project to subcontractors. Subcontractor costs constitute a significant portion of the Company's cost of sales. The Company strives to maintain good relationships with its subcontractors in order to ensure that together with them the Company can continue to provide high-quality services to its clients in a productive manner.

In addition to such subcontracting, the Company from time to time works in collaboration with other companies, frequently major hardware manufacturers such as Hitachi and IBM Japan, Ltd., in providing systems integration services.

**Customers**

The following table sets forth a breakdown of the sales of the Company based on the industry classification of its customers for each of the last three fiscal years and the six months ended 30th September, 2001:

| | Year ended 31st March, | | | | | | Six months ended 30th September, | |
|---|---|---|---|---|---|---|---|---|
| | 1999 | | 2000 | | 2001 | | 2001 | |
| | (Millions of yen, except percentages) | | | | | | | |
| Financial services | ¥ 90,398 | 51.6% | ¥ 94,669 | 51.6% | ¥ 106,791 | 49.0% | ¥ 50,624 | 46.4% |
| Wholesale and retail | 37,847 | 21.6 | 36,691 | 20.0 | 38,740 | 17.8 | 20,177 | 18.5 |
| Other private sector industries | 20,865 | 12.0 | 29,499 | 16.0 | 46,583 | 21.4 | 25,766 | 23.6 |
| Government and municipalities | 25,948 | 14.8 | 22,757 | 12.4 | 25,870 | 11.8 | 12,532 | 11.5 |
| Total | ¥ 175,058 | 100.0% | ¥ 183,616 | 100.0% | ¥ 217,984 | 100.0% | ¥109,099 | 100.0% |

Financial services clients include securities companies, insurance companies, banks, investment advisors, investment trust companies and consumer finance companies. Because of the Company's affiliation with Nomura Securities, it and other companies in the securities industry have historically accounted for a significant portion of the Company's revenues. For fiscal 2000, aggregate sales to the Former Nomura Securities and Nomura Asset Management were ¥52,414 million (*U.S.$438,978 thousand*), constituting 24.0 per cent. of the Company's total sales. See "Investment Considerations—Relationship with Nomura Holdings and its Subsidiaries and Affiliates". Sales to Ito-Yokado and its subsidiaries such as Seven-Eleven Japan, which together constitute Japan's largest retailing group, represented more than half of the Company's sales to the wholesale and retail industry.

The Company's sales are concentrated in the greater Tokyo metropolitan area.

**International Operations**

Although the Company's operations are principally in Japan, the Company has seven overseas subsidiaries in the U.S., Europe and Asia, as well as three overseas branch offices in Seoul, Taipei and Manila, through which it provides systems development, research and consulting/knowledge services. Clients overseas are primarily the foreign subsidiaries and affiliates of Japanese clients as well as governments and large corporations in Asia.

In addition to providing these services, the Company's seven foreign subsidiaries play an important role in maintaining the Company's technical expertise and the breadth of its research capability by maintaining a presence in major world markets. For example, NRI Pacific Inc., in San Mateo, collects and analyses information on developments in Silicon Valley, while Nomura Research Institute America, Inc., with offices in New York and Washington, D.C., monitors the activities of major U.S. financial institutions as well as developments in U.S. politics and governmental policies.

**Competition**

The information technology markets in which the Company competes, principally the systems development and operation markets, are highly competitive and changing rapidly. The Company believes that the principal competitive factors include service offerings and quality, technical expertise, availability of skilled personnel, project management, adherence to industry standards, price, reputation, responsiveness and financial stability.

In the system solutions segment, there are several types of companies with which the Company competes, including:

- NTT Data Corporation, a subsidiary of Nippon Telegraph and Telephone Corporation which has particular expertise in large-scale, nationwide systems development;
- companies that are affiliated with, or the system solutions divisions of, hardware manufacturers such as IBM, Hitachi, NEC Corporation and Fujitsu Limited;
- systems integrators that were formerly the information systems divisions of major companies such as banks, securities firms or trading companies, or other system integrators that were unaffiliated with any hardware manufacturer, such as TIS Inc. and Daiwa Institute of Research Ltd.; and
- consulting firms with a strength in systems development, such as Accenture.

With respect to its consulting/knowledge services business, the Company regards its principal competitors to be Japanese research institutes, U.S. management consulting companies with operations in Japan and providers of database and other knowledge services.

**Intellectual Property**

The Company's general policy is to retain copyright ownership over software applications that it develops for its clients. As of 30th September, 2001, the Company owned five patents and has 143 patent applications pending. The Company has 449 trademarks with respect to certain of its trade names and products.

**Regulation**

The Company operates its business subject to applicable local regulations. In general, the Company is not involved in highly regulated activities. Regulations affecting the Company's main business activities are summarised below:

*Telecommunications.* Japan's Telecommunications Business Law, which became effective in 1985, authorises the Minister of Public Management, Home Affairs, Posts and Telecommunications (the "MPHPT") to regulate two types of telecommunications companies, Type I Carriers and Type II Carriers. Each of the Company, NRI Data and NRI Network Communications, Ltd. has notified the MPHPT that it is operating as a General Type II Carrier, which allows such companies to resell telecommunications capacity and to provide Internet services.

*Construction.* The Company and NRI Data are also licensed under the Construction Business Law of Japan as a general contractor with respect to telecommunications construction business. Under the Law, contractors must obtain a license before engaging in such business. Additionally, activities of contractors are subject to a number of regulations such as restrictions on the terms and conditions of subcontracts.

*Investment Consulting.* The investment advice that the Company renders to certain of its asset management clients are also subject in Japan to the Law for Regulating the Securities Investment Advisory Business. Providers of investment consulting services register with the government in advance. The Law also regulates advertisements by investment advisers, prohibits engaging in securities transactions with or taking deposits from their clients, and imposes on them a fiduciary duty to their clients.

**Research and Development**

The Company's research and development activities focus on information technology, economic and business theory, governmental organisation, and financial and economic policy. The goal of these activities is to enhance the quality and value of the Company's services and products. The Research and Development Committee, which is under the direct supervision of the Board of Directors, evaluates and reviews the Company's research and development activities from project inception to research results.

For fiscal 2000, the Company's research and development expenses were ¥2,620 million (*U.S.$21,943 thousand*) or 1.2 per cent. of sales for the period. Of the total, ¥1,606 million (*U.S.$13,451 thousand*) was spent on research relating to current or prospective system solutions services such as a project on interactive, remote education that draws on technologies enabling multiple users to navigate in three-dimensional virtual space, systems to distribute large quantities of high-quality digital content simultaneously to multiple servers efficiently, and broadband networks capable of transmitting gigabits of data per second. The remaining ¥1,014 million (*U.S.$8,492 thousand*) was spent on research relating to the Company's consulting/knowledge services, such as research relating to applying option theory in making investment decisions or business valuations, the development of consulting tools to be used in advising cities, towns or villages that are merging as the result of ongoing governmental reform, as well as work on a diagnostic program to be used in evaluating clients' information technology departments. In addition, due mainly to increased research and development in system solution services, the Company's research and development expenses in interim 2001 were ¥1,350 million (*U.S.$11,307 thousand*), a 38.7 per cent. increase compared to the ¥973 million in interim 2000.

**Property**

The Company's principal properties include its Tokyo headquarters, five main office locations, three data centres, a learning centre and residential facilities for certain of its employees. The Company principally leases property it needs for its business.

**Relationship with Nomura Holdings and its Subsidiaries and Affiliates**

The Company is the only affiliate of Nomura Holdings that specialises in both consulting/knowledge and system solutions services. Services that the Company provides to Nomura Securities include financial market and macroeconomic research as well as systems development, operation and maintenance services. The Former Nomura Securities accounted for over 20 per cent. of the sales of the Company in each of the past three fiscal years, although in earlier periods of the Company's history the percentage of sales accounted for by the Former Nomura Securities was higher. The Company also provides Nomura Asset Management with systems development and other services, but these services accounted for less than 5 per cent. of the Company's sales in each of the last three fiscal years.

Similarly, the Company's sales to each of Nomura Land and Building and Jafco also accounted for less than 5 per cent. of the Company's sales in each of the last three fiscal years. The Company's holdings of investment securities also include significant holdings in other affiliates of Nomura Holdings, including shares of Jafco with a market value of approximately ¥37 billion at 30th September, 2001 and ¥7,000

million of bonds issued by NF Biru, a special purpose company established by Nomura Real Estate, a subsidiary of Nomura Land and Building, in connection with a securitisation of real estate. See "Investment Considerations—Investment Securities".

The Company also engages in other transactions with Nomura Holdings and its subsidiaries and affiliates. See "Investment Considerations—Relationship with Nomura Holdings and its Subsidiaries and Affiliates", "Investment Considerations—Investment Securities" and Note 20 to the Financial Statements.

On 1st October, 2001, the Former Nomura Securities was renamed Nomura Holdings, Inc. and became a group holding company. At that time, it transferred its securities business to a newly created subsidiary named Nomura Securities Co., Ltd. Following the reorganization, Nomura Holdings continued to hold the pre-existing shareholdings of the Former Nomura Securities in the Company, Nomura Asset Management, Nomura Land and Building and Jafco. The Company's services to the Former Nomura Securities are now primarily provided to the newly created Nomura Securities, a subsidiary of Nomura Holdings.

**Employees**

Of the Company's 4,213 full-time employees as of 30th September 2001, 2,925 were providing system solutions services, 955 were providing consulting/knowledge services and 333 were administrative or otherwise not classifiable by segment. In addition, during the twelve months ended 30th September, 2001, the Company had on average 934 temporary or part-time employees.

Many of the Company's employees are highly qualified and experienced. The Company's employees (including employees seconded from other companies) have in total obtained approximately 4,700 certifications from the Japan Information Processing Development Corporation. Approximately 1,070 have received certification as a Class 1 Information Technology Engineer, one of the most widely recognised qualifications with respect to systems development. The Security Analysts Association of Japan has certified 135 of the Company's employees as securities analysts. The Company believes that the ratio of its employees with professional certifications is among the highest in its industry. The Company also believes that its future prospects will depend, in part, on its ability to continue to attract and retain qualified personnel, who are in particularly great demand in the information technology and financial services industries.

Most of the employees of the Company and NRI Data are members of The Nomura Research Institute Employees' Union, which negotiates with the Company concerning remuneration and working conditions. The Company considers its labor relations to be excellent.

**Legal Proceedings**

The Company is not involved in any litigation or other legal proceedings that, if determined adversely to the Company, would individually or in the aggregate have a material adverse effect on the Company or its operations.

## MANAGEMENT

### Directors and Corporate Auditors

The following table sets forth the Directors and Corporate Auditors of the Company:

| Name | Position | Director/Corporate Auditor Since |
|---|---|---|
| Shozo Hashimoto[1] | President & CEO | 1994 |
| Kiyochika Ohta[1] | Executive Vice President | 1987 |
| Yukio Imai[1] | Executive Managing Director | 1991 |
| Teruyasu Murakami[1] | Executive Managing Director | 1996 |
| Ken Ohno[1] | Executive Managing Director | 1992 |
| Hitoshi Okuda | Executive Managing Director | 1993 |
| Tadaaki Kawano | Executive Managing Director | 1993 |
| Akihisa Fujinuma | Executive Managing Director | 1994 |
| Takashi Narusawa | Managing Director | 1994 |
| Hiroyuki Gomi | Managing Director | 2001 |
| Ken Inoue | Managing Director | 1996 |
| Takayoshi Kurinomaru | Managing Director | 1999 |
| Hisashi Imai | Managing Director | 1999 |
| Jun Umeda | Director | 1997 |
| Toshiyuki Koyama | Director | 1999 |
| Hisao Kayo | Director | 1998 |
| Jun Suzuki | Director | 1999 |
| Tatsushi Kaga | Director | 2000 |
| Takao Shiino | Director | 2000 |
| Masahiro Muroi | Director | 2000 |
| Mamoru Suenaga | Director | 2000 |
| Tadashi Shimamoto | Director | 2001 |
| Mitsuru Sawada | Director | 2001 |
| Osamu Takahashi | Corporate Auditor | 1999 |
| Hajime Fukushima | Corporate Auditor | 2000 |
| Yoshikatsu Aizawa | Corporate Auditor | 1999 |
| Ken Tamura | Corporate Auditor | 2000 |

Note:

(1) Representative Director.

The Company's Board of Directors has the ultimate responsibility for the administration of the affairs of the Company. The Company's Articles of Incorporation provide for not more than 35 Directors. Directors are elected at a general meeting of shareholders, and the normal term of office of Directors is two years, although they may serve any number of consecutive terms. The Board of Directors elects from among its members the President and CEO, who also serves as a Representative Director, and may elect several other Representative Directors, who have the authority individually to represent the Company. From among its members, the Board of Directors may also elect a Chairman of the Board as well as one or more Executive Vice Presidents, Executive Managing Directors and Managing Directors.

In addition to Directors, the Company has ten Executive Officers who have executive authority over certain aspects of the Company's operations: Yoshihiko Murase, Tatsuru Tamada, Kenji Okada, Yoshitaka Sugiyama, Toru Murayama, Akira Yasuoka, Masaki Tochizawa, Nobuo Murakami, Koji Yamada and Yoshiaki Ogawa.

The Company's Articles of Incorporation provide for not more than five Corporate Auditors. Corporate Auditors, of whom at least one must be from outside the Company, are elected at a general meeting of shareholders, and the normal term of office of a Corporate Auditor is three years, although they may serve any number of consecutive terms. The Corporate Auditors form the Board of Corporate Auditors. Corporate Auditors are under a statutory duty to review the administration of the affairs of the Company by the Directors, to examine the financial statements and business reports of the Company to be submitted by the Board of Directors to the general meetings of shareholders and to report their opinions thereon to the shareholders. They are entitled to attend meetings of the Board of Directors and

to express their opinions, but they are not entitled to vote. Corporate Auditors also have a statutory duty to provide their report to the Board of Corporate Auditors, which must submit its auditing report to the Board of Directors. The Board of Corporate Auditors will also determine matters relating to the duties of the Corporate Auditors, such as audit policy and methods of investigation of the affairs and property of the Company.

In addition to Corporate Auditors, the Company must appoint independent certified public accountants, who have the statutory duties of examining the financial statements to be submitted by the Board of Directors to the general meetings of shareholders, reporting thereon to the Board of Corporate Auditors and the Board of Directors, and examining the financial statements to be included in periodic reports to be filed by the Company with the Director of the Local Finance Bureau. Shin Nihon & Co. acts as independent certified public accountants for the Company.

**Executive Compensation and Incentive**

The aggregate compensation, including bonuses, paid by the Company to its Directors as a group for fiscal 2000 was ¥497 million (*U.S.$4,162 thousand*). This amount excludes employee salaries and bonuses paid to Directors who are also employees. The aggregate compensation, including bonuses, paid by the Company to its Corporate Auditors as a group for fiscal 2000 was ¥99 million (*U.S.$829 thousand*). Under the Commercial Code of Japan, Corporate Auditors may not be employees of the Company. In accordance with customary Japanese business practices, a retiring Director or Corporate Auditor receives a lump-sum retirement payment, which is subject to the approval of the general meeting of shareholders. The above amounts do not include such retirement payments.

## SUBSIDIARIES AND AFFILIATES

The Company conducts its business together with its subsidiaries and affiliates (being companies over which the Company holds significant influence with respect to its finances, operations or businesses). At 30th September, 2001, the Company had 14 subsidiaries, all of which were consolidated subsidiaries. At the same date, the Company had four affiliates, all of which were accounted for by the equity method in the Company's financial statements.

The following table sets forth information on the Company's direct and indirect subsidiaries and affiliates as of 30th September, 2001.

| Name | Country | Main Business | Issued Capital | Equity held by the Company |
|---|---|---|---|---|
| | | | (thousands) | (per cent.) |
| **Subsidiaries** | | | | |
| NRI Data Services, Ltd. | Japan | data centre operation; on-site operation of information and telecommunications systems | ¥1,000,000 | 100.0 |
| NRI Network Communications, Ltd. | Japan | software development and sales, mainly in the Kansai area | ¥450,000 | 100.0 |
| NRI Learning Network, Ltd. | Japan | training related to information and telecommunications systems | ¥300,000 | 100.0 |
| NRI SecureTechnologies, Ltd. | Japan | network security services | ¥450,000 | 100.0 |
| NRI Cyber Patent, Ltd. | Japan | provide patent and other intellectual property information to subscribers | ¥300,000 | 100.0 |
| NRI Shared Services, Ltd. | Japan | office and real estate management | ¥450,000 | 100.0 |
| NRI Data i Tech, Ltd. | Japan | maintaining systems equipment of Nomura Holdings and its subsidiaries and affiliates | ¥10,000 | 100.0 |
| NRI Holding America Inc. | USA | U.S. holding company | U.S.$14,500 | 100.0 |
| Nomura Research Institute America, Inc. | USA | research and development and operation of information management systems in the U.S. | U.S.$12,000 | 100.0 |
| NRI Pacific Inc. | USA | research on developments in the U.S. information technology industry | U.S.$2,000 | 100.0 |
| NRI Investment America, Inc. | USA | investments in companies or venture capital funds in the information technology industry | U.S.$6,000 | 100.0 |
| Nomura Research Institute Europe Limited | England | research and development and operation of information management systems in Europe | £1,350 | 100.0 |
| Nomura Research Institute Hong Kong Limited | China | research and development and operation of information management systems in Asia | HK$16,181 | 100.0 |
| Nomura Research Institute (Singapore) Private Limited | Singapore | research and development and operation of information management systems in Asia | Sing$1,400 | 100.0 |
| **Affiliates** | | | | |
| Nippon Clearing Services Co., Ltd | Japan | back-office services for mid-tier securities companies | ¥300,000 | 40.0 |
| NIWS Co., Ltd. | Japan | software development and sales | ¥500,000 | 33.4 |
| Nomura Funds Research and Technologies Co., Ltd. | Japan | management of fund-of-funds, valuation of funds, pension consulting | ¥400,000 | 49.0 |
| ViewPalette Planning, Inc. | Japan | consulting and planning for information management and information provision services | ¥60,000 | 50.0 |

## PRINCIPAL SHAREHOLDERS AND SELLING SHAREHOLDERS

The following table sets forth (i) the number of Shares held of record by each of the Company's ten largest shareholders, the Company's employee stock ownership association, the Selling Shareholders and the Company's Directors and Corporate Auditors as a group, as appearing on its register of shareholders at 19th November, 2001, and the amount of each such shareholding as a percentage of the number of the then issued and outstanding Shares (43,000,000 Shares), (ii) the number of Shares, if any, being sold by each such shareholder in the Offerings and (iii) the number of Shares that would be held of record by each such shareholder at 19th November, 2001 as adjusted to give effect to the issuance of the New Shares and, with regard to the Selling Shareholders, the sale of the Existing Shares, and the amount of each such shareholding as a percentage of the number of the then issued and outstanding Shares (45,000,000 Shares):

| | Actual as at 19th November, 2001 | | | As Adjusted for the Offerings | |
|---|---|---|---|---|---|
| **Shareholders** | **Number of Shares Owned** | **Percentage of Shares Outstanding** | **Shares being sold in the Offerings** | **Number of Shares Owned** | **Percentage of Shares Outstanding** |
| | (thousands) | | (thousands) | (thousands) | |
| Nomura Land and Building Co., Ltd.(1)(2)(3) | 21,470 | 49.93 | 7,500 | 13,970 | 31.04 |
| Nomura Asset Management Co., Ltd.(3)(4) | 8,677 | 20.18 | – | 8,677 | 19.28 |
| Jafco Co., Ltd.(2)(3) | 4,480 | 10.42 | 600 | 3,880 | 8.62 |
| Nomura Holdings, Inc.(3)(4) | 2,150 | 5.00 | – | 2,150 | 4.78 |
| Kokusai Securities Co., Ltd.(2) | 2,150 | 5.00 | 2,150 | – | – |
| Takagi Securities Co., Ltd.(2)(3) | 1,050 | 2.44 | 500 | 550 | 1.22 |
| World Nichiei Securities Co., Ltd.(2)(3) | 1,000 | 2.33 | 200 | 800 | 1.78 |
| The Daiwa Bank, Limited(2) | 650 | 1.51 | 550 | 100 | 0.22 |
| Seven-Eleven Japan Co., Ltd. | 430 | 1.00 | – | 430 | 0.96 |
| NRI Group Employee Stock Ownership Association | 412 | 0.96 | – | 412 | 0.92 |
| Ichiyoshi Securities Co., Ltd.(2)(3) | 100 | 0.23 | 50 | 50 | 0.11 |
| Ace Securities Co., Ltd.(2)(3) | 100 | 0.23 | 50 | 50 | 0.11 |
| Sub-total | 42,670 | 99.23 | 11,600 | 31,070 | 69.04 |
| Directors and Corporate Auditors as a group | 70 | 0.16 | – | 70 | 0.16 |
| Total | 42,740 | 99.40 | 11,600 | 31,140 | 69.20 |

Notes:

(1) International Selling Shareholder.

(2) Japanese Selling Shareholder.

(3) Shareholder that has entered into a lock-up agreement with the International Managers.

(4) The Company has been advised by Nomura Holdings that both Nomura Holdings and Nomura Asset Management currently expect to lend all their Shares to Nomura Securities, which in turn will place them in a trust it controls and that, during the term of such transaction, both companies expect to continue to be registered as shareholders in the Company's register of shareholders or register of beneficial owners and to have the shareholder rights attached to such Shares vis-à-vis the Company.

## DESCRIPTION OF THE SHARES

Set out below is certain information concerning the Shares, including a brief summary of certain provisions of the Company's Articles of Incorporation and Share Handling Regulations and of the Commercial Code of Japan (the "Commercial Code") relating to joint stock corporations *(kabushiki kaisha)* and certain related legislation, all as currently in effect (including certain amendments to the Commercial Code which became effective on 1st October, 2001 (the "2001 Amendments")). The following description assumes that the Shares are listed on the Tokyo Stock Exchange.

### General

The Company's authorised capital stock consists of 150,000,000 shares, which may be issued in registered form. Currently the Company's Articles of Incorporation do not provide for any class of shares, other than Common Stock, which may be issued by the Company. All issued Shares are fully paid and non-assessable. Under the Commercial Code, the transfer of Shares is effected by delivery of share certificates, but in order to assert shareholders' rights against the Company, the transferee must have its name and address registered on the Company's register of shareholders. For this purpose, shareholders are required to file their names, addresses and seals with the transfer agent of the Company. Foreign shareholders may file specimen signatures in lieu of seals. Non-resident shareholders are required to appoint a standing proxy in Japan or provide a mailing address in Japan. Japanese securities firms and commercial banks customarily act as standing proxies and provide related services for standard fees. Notices required to be given to shareholders individually are mailed to each shareholder at its registered address (or, in the case of a non-resident shareholder, to its standing proxy or mailing address in Japan). The transfer agent of the Company is The Toyo Trust and Banking Company, Limited.

Under the custody and book-entry transfer and settlement system for corporate stocks in Japan, holders of Shares may deposit certificates for Shares with the Japan Securities Depository Center ("JASDEC"), the sole depository under the system, through the participants (the "Participants") in the system (which are normally securities companies). The Shares deposited with JASDEC ("Deposited Shares") will be registered in the name of JASDEC in the Company's register of shareholders. The beneficial owners of the Deposited Shares will be recorded in the register of beneficial owners prepared by the Company based on information furnished by the Participants and JASDEC. Such register of beneficial owners of the Company will be updated as of record dates as at which shareholders entitled to rights pertaining to the Shares are determined, which normally will be 31st March and 30th September of each year. For the purpose of transferring the Deposited Shares, delivery of share certificates is not required. In general, beneficial owners of Deposited Shares registered in the register of beneficial owners will be entitled with respect to such Shares to the same rights and benefits as the holders of Shares registered in the register of shareholders. The registered beneficial owners will have the rights attached to the Deposited Shares such as voting rights and will receive dividends (if any) and notices to shareholders directly from the Company. The Shares held by a person as a registered shareholder and those held by the same person as a registered beneficial owner are aggregated for such purposes. Shares newly issued with respect to Deposited Shares, including those issued upon a stock split, automatically become Deposited Shares. The beneficial owners are required to file with the transfer agent of the Company the same information as would be required from the registered shareholders principally through the relevant Participants. Beneficial owners may at any time withdraw their Shares from deposit and receive share certificates.

As described above, shareholders not resident in Japan are required to appoint a standing proxy in Japan or to provide a mailing address in Japan. The transfer of Shares and registration of transfer and the application for reduced withholding tax on dividends can usually be handled by a standing proxy. See "Taxation—Japanese Taxation".

### Dividends

Following shareholders' approval, annual dividends may be distributed in cash to shareholders, beneficial owners or pledgees of record as at 31st March in such year in proportion to the number of Shares held by such shareholders, beneficial owners or pledgees. Additionally, the Company may by resolution of the Board of Directors make interim dividend payments in cash to shareholders, beneficial owners or pledgees of record as at 30th September in each year. Under its Articles of Incorporation, the Company is not obliged to pay any annual or interim dividends unclaimed for a period of three years after the date on which they first become payable.

The Commercial Code provides that, until the sum of its legal reserve and its additional paid-in capital is at least one-quarter of its stated capital, the Company may not make any distribution of profits by way of dividends in cash unless it has set aside in its legal reserve an amount equal to at least one-tenth of any amount paid out by the Company as an appropriation of retained earnings (including any payment by way of annual dividend and bonuses to Directors and Corporate Auditors) for such period or equal to one-tenth of any interim dividend. The amount of profits distributable by the Company as annual dividends is limited to the excess of its net assets as appearing on its non-consolidated balance sheet as at the end of the last fiscal year over the aggregate of, as appearing on the same balance sheet where relevant, (i) its stated capital, (ii) its additional paid-in capital, (iii) its accumulated legal reserve, (iv) the legal reserve to be set aside in respect of the dividends concerned and any other proposed payment by way of appropriation of retained earnings, (v) the excess, if any, of unamortised expenses incurred in preparation for the commencement of business and in connection with research and development over the aggregate of the amounts referred to in (ii), (iii) and (iv) above and (vi) if certain assets are stated at market value on such balance sheet, the excess (if any) of the aggregate market value over the aggregate acquisition cost thereof.

In the case of interim dividends, the net assets are calculated by reference to the balance sheet as at the end of the last fiscal year of the Company, and adjustments are made to reflect (x) any subsequent payment by way of appropriation of retained earnings and the related transfer to legal reserve, (y) any subsequent transfer of retained earnings to stated capital, and (z) if the Company has been authorised pursuant to a resolution of an ordinary general meeting of shareholders to purchase Shares (see "—Acquisition by the Company of Shares"), the total amount of the purchase price of such Shares to be paid by the Company. Interim dividends may not be paid where there is a risk that at the end of the fiscal year net assets might be less than the aggregate of the amounts referred to in (i) through (vi) above.

In Japan, the ex-dividend date and the record date for dividends precede the date of determination of the amount of the dividends to be paid. The market price of the Shares generally goes ex-dividend on the third business day prior to the record date.

For information as to Japanese taxes on dividends, see "Taxation—Japanese Taxation".

**Capital Accounts**

The entire amount of the issue price of new Shares is required to be accounted for as stated capital, although the Company may account for an amount not exceeding one-half of such issue price as additional paid-in capital. The Company may at any time transfer the whole or any part of its additional paid-in capital and legal reserve to stated capital by resolution of the Board of Directors. The whole or any part of retained earnings which may be distributed as annual dividends may also be transferred to stated capital by resolution of an ordinary general meeting of shareholders.

**Stock Splits**

The Company may at any time split the outstanding Shares into a greater number of Shares by resolution of the Board of Directors. When a stock split is to be made, the Company may increase the number of the authorised share capital in the same ratio as that of such stock split by amending its Articles of Incorporation, which amendment may be effected by resolution of the Board of Directors without approval by shareholders. Shareholders will not be required to exchange share certificates for new share certificates, but certificates representing the additional Shares resulting from the stock split will be issued to shareholders. The Company must give public notice of the stock split, specifying a record date therefor, not less than two weeks prior to such record date and, in addition, promptly after the stock split takes effect, give notice to each shareholder specifying the number of Shares to which such shareholder is entitled by virtue of the stock split.

For information as to the treatment under Japanese tax law of a stock split, see "Taxation—Japanese Taxation".

**Unit Share System**

Pursuant to the Commercial Code, the Company has adopted 100 Shares as one "unit" of Shares. The Board of Directors is permitted to reduce the number of Shares constituting a unit or to abolish the unit system with respect to the Shares in its entirety by amending the Company's Articles of Incorporation without approval by shareholders. The number of Shares constituting a unit is not permitted to exceed 1,000 Shares or one-two hundredths (1/200) of the number of all issued Shares, whichever is smaller.

Under the 2001 Amendments, the Articles of Incorporation are deemed to provide that no share certificates shall be issued with respect to any Shares constituting less than one unit. Consequently, no certificates for Shares other than a full unit or an integral multiple thereof will be issued (except as permitted by the 2001 Amendments for protection of the holders of Shares constituting less than one unit). As the transfer of Shares normally requires delivery of the relevant share certificates, any fraction of a unit for which no share certificates are issued will not be transferable.

A holder of Shares constituting less than one unit may require the Company to purchase such Shares at their market value.

Under the unit share system, a shareholder will have one vote for each unit of Shares held by it. Shares not constituting a full unit will carry no voting rights. Except as otherwise described above, holders of Shares constituting less than one unit will have all the rights granted to shareholders under the Commercial Code.

**General Meetings of Shareholders**

The ordinary general meeting of shareholders of the Company is held customarily in Tokyo in June each year. In addition, the Company may hold an extraordinary general meeting of shareholders whenever necessary. Under the Articles of Incorporation of the Company, a general meeting of shareholders may be held in Tokyo or Yokohama. Notice of a shareholders' meeting stating the place, the time and the purpose thereof must be given to each shareholder having voting rights at least two weeks prior to the date set for the meeting. The record date for an ordinary general meeting of shareholders is 31st March.

Any shareholder holding at least 300 voting rights or one per cent. of the total number of voting rights for six months or longer may propose a matter to be considered at a general meeting of shareholders by submitting a written request to a Representative Director at least six weeks prior to the date of such meeting.

**Voting Rights**

A holder of Shares constituting one or more units is entitled to one vote for each unit of Shares, except that a corporate shareholder more than one-quarter of the total voting rights of which are directly or indirectly held by the Company does not have voting rights. Except as otherwise provided by law or by the Articles of Incorporation of the Company, a resolution can be adopted at a general meeting of shareholders by the holder of a majority of the total number of voting rights represented at the meeting. The quorum for election of Directors and Corporate Auditors is one-third of the total number of outstanding Shares having voting rights. The Company's shareholders are not entitled to cumulative voting in the election of Directors. Shareholders of the Company may cast their votes in writing. Shareholders may also exercise their voting rights through proxies, provided that the proxies are also holders of Shares with voting rights.

The Commercial Code provides that any amendment to the Articles of Incorporation (except for increasing the number of the authorised capital stock in connection with a stock split and reducing the number of Shares constituting a full unit or abolishing the concept of a unit share entirely in connection with the unit share system) and certain other matters require approval by a "special resolution" of a general meeting of shareholders, where the quorum is a majority of the total number of voting rights and the approval of at least two-thirds of the voting rights represented at the meeting is required. Such matters include a reduction of stated capital, the removal of a Director or Corporate Auditor, the dissolution, merger or consolidation of the Company, a "share exchange" or "share transfer" by the Company (which creates a parent and a wholly-owned subsidiary relationship between the Company and another company pursuant to the Commercial Code), a corporate split, the transfer of the whole or a substantial part of its business, the taking over of the whole of the business of another company, an offering to persons other than shareholders of new Shares at a "specially favourable" price, convertible bonds with "specially favourable" conversion conditions, or bonds or notes with stock purchase warrants under "specially favourable" conditions, or the granting to its Directors or employees of rights to subscribe for new Shares.

**Liquidation Rights**

In the event of the liquidation of the Company, the assets remaining after payment of all debts, liquidation expenses and taxes will be distributed among the holders of Shares in proportion to the respective number of Shares which they hold.

**Issue of Additional Shares and Pre-emptive Rights**

Holders of Shares have no pre-emptive rights. Authorised but unissued Shares may be issued at such times and upon such terms as the Board of Directors determines, subject to the limitations as to the offering of new Shares at a "specially favourable" price mentioned in "—Voting Rights" above. The Board of Directors may, however, determine that shareholders be given subscription rights to new Shares, in which case they must be given on uniform terms to all shareholders as of a record date of which not less than two weeks' prior public notice must be given. Each of the shareholders to whom such rights are given must also be given at least two weeks' prior notice of the date on which such rights expire.

Under the Commercial Code, the Company may issue bonds with warrants to subscribe for new Shares. Subject to certain requirements under the Commercial Code, bonds with warrants may be issued by a resolution of the Board of Directors and the warrants may be detached from the relevant bonds and transferable by delivery of warrant certificates which are regarded as independent securities under the Securities and Exchange Law. Holders of warrants may exercise their rights to subscribe for new Shares within the subscription period by submitting exercise notices and paying the subscription amount as prescribed in the terms of such warrants.

Apart from warrants to subscribe for new Shares issued in conjunction with bonds as mentioned above, the Company may, under the amendments to the Commercial Code enacted in 1997, issue by "special resolutions" of a general meeting of shareholders rights to subscribe for new Shares ("subscription-right options") to its Directors and employees if the Company's Articles of Incorporation so authorise and if there are justifiable reasons for doing so, subject to certain other requirements. The Company's Articles of Incorporation provide that the Company may issue subscription-right options to its Directors and employees. To date, however, no resolution authorising the issuance of such subscription-right options has been adopted by a general meeting of shareholders of the Company.

**Dilution**

It is possible that, in the future, market conditions and other factors might make rights issues to shareholders desirable at a subscription price substantially below their then current market price, in which case shareholders who do not exercise and are unable otherwise to realise the full value of their subscription rights will suffer dilution of their equity interests in the Company.

**Report to Shareholders**

The Company furnishes to its shareholders notices of shareholders' meetings, annual and semi-annual business reports including non-consolidated financial statements, and notices of resolutions adopted at the shareholders' meetings, all of which are in Japanese.

**Record Date and Closing of Shareholders' Register**

As stated above, 31st March is the record date for the payment of annual dividends and the determination of shareholders entitled to vote at the ordinary general meeting of shareholders and 30th September is the record date for the payment of interim dividends. In addition, by a resolution of the Board of Directors and after giving at least two weeks' prior public notice, the Company may at any time set a record date or close the shareholders' register temporarily (for a period not in excess of three months) in order to determine the shareholders who are entitled to certain rights pertaining to the Shares. The trading of Shares and the delivery of certificates in respect thereof may continue even while the shareholders' register is closed.

**Acquisition by the Company of Shares**

The Company may acquire Shares (i) by way of purchase on any Japanese stock exchange on which Shares are listed or by way of tender offer (in either case pursuant to an ordinary resolution of an ordinary general meeting of shareholders), (ii) from a specific shareholder other than a subsidiary of the Company (pursuant to a special resolution of an ordinary general meeting of shareholders), or (iii) from a subsidiary of the Company (pursuant to a resolution of the Board of Directors). In the case of (ii) above,

any other shareholder may make a request directly to a Representative Director, five days prior to the relevant shareholders' meeting, that the Company acquire the Shares held by such shareholder.

Any such acquisition of Shares must satisfy certain requirements, including that the total amount of the purchase price may not exceed the amount of the retained earnings available for annual dividend payments plus the amount of any reduction of the stated capital, additional paid-in capital or legal reserve (if such reduction is authorised by a resolution of the relevant general meeting of shareholders) minus the sum of the amount to be paid by way of appropriation of retained earnings and the amount of retained earnings to be transferred to the stated capital in respect of the relevant fiscal year pursuant to a resolution of such general meeting of shareholders. However, if it is anticipated that the net assets, as stated on the balance sheet at the end of the immediately following fiscal year, will be less than the aggregate amount of items described in (i) through (vi) in "—Dividends" above, the Company may not purchase such Shares.

The Company may hold the Shares acquired in compliance with the provisions of the Commercial Code, and, generally, may cancel or dispose of such Shares by a resolution of its Board of Directors.

**Reporting of Substantial Shareholdings**

The Securities and Exchange Law requires any person who has become, beneficially and solely or jointly, a holder of more than five per cent. of the total issued voting shares of capital stock of a company listed on any Japanese stock exchange or whose shares are traded on the over-the-counter markets in Japan, to file a report concerning such shareholdings with the Director of the competent Local Finance Bureau of the Ministry of Finance within five business days. A similar report must also be made in respect of any subsequent change of one per cent. or more in any such holding. For this purpose, shares issuable to such person upon his or her exchange of exchangeable securities, conversion of convertible securities or exercise of warrants are taken into account in determining both the size of his or her holding and the issuer's total issued share capital.

## TAXATION

### Japanese Taxation

The following is a summary of the principal Japanese tax consequences to owners of Shares who are non-residents of Japan or non-Japanese corporations ("Non-resident shareholders"). The statements regarding Japanese tax laws set out below are based on the laws in force and as interpreted by the Japanese tax authorities as of the date of this Offering Circular and are subject to changes in the applicable Japanese laws or tax treaties, conventions or agreements, or in the interpretation thereof, occurring after that date. The summary is not exhaustive of all possible tax considerations which may apply to a particular investor and potential investors are advised to satisfy themselves as to the overall tax consequences of the acquisition, ownership and disposition of Shares, including specifically the tax consequences under Japanese law, the laws of the jurisdiction of which they are resident, and any tax treaty, convention or agreement between Japan and their country of residence, by consulting their own tax advisors.

Generally, a Non-resident shareholder will be subject to Japanese income tax collected by way of withholding on dividends paid by the Company. Stock splits are not subject to Japanese income tax.

In the absence of any applicable tax treaty, convention or agreement reducing the maximum rate of withholding tax, the rate of Japanese withholding tax applicable to dividends paid by the Company to Non-resident shareholders is 20 per cent. Japan has income tax treaties, conventions or agreements whereby the above-mentioned withholding tax rate is reduced, generally to 15 per cent. for portfolio investors, with, among others, Australia, Belgium, Canada, Denmark, Finland, France, Germany, Ireland, Italy, Luxembourg, The Netherlands, New Zealand, Norway, Singapore, Spain, Sweden, Switzerland, the United Kingdom and the United States of America. Non-resident shareholders who are entitled to a reduced rate of Japanese withholding tax on payment of dividends on the Shares by the Company are required to submit an application for relief from Japanese income tax on dividends in advance through the Company to the relevant tax authority before payment of dividends. A standing proxy for Non-resident shareholders may provide such application service. See "Description of the Shares—General". Non-resident shareholders who do not submit an application in advance will be entitled to claim the refund of withholding taxes withheld in excess of the rate of an applicable tax treaty from the relevant Japanese tax authority.

Gains derived from the sale outside Japan of Shares by a Non-resident shareholder, or from the sale of Shares within Japan by a Non-resident shareholder not having a permanent establishment in Japan, are, in general, not subject to Japanese income taxes.

Japanese inheritance and gift taxes at progressive rates may be payable by an individual who has acquired Shares as a legatee, heir or donee, even if the individual is not a Japanese resident.

### United States Federal Income Taxation

The following is a summary of the material United States federal income tax consequences of the acquisition, ownership and disposition of Shares. The discussion set forth below is applicable to U.S. Holders (as defined below) (i) who are residents of the United States for purposes of the current income tax treaty between Japan and the United States (the "Treaty"), (ii) whose Shares are not, for purposes of the Treaty, effectively connected with a permanent establishment in Japan and (iii) who otherwise qualify for the full benefits of the Treaty.

This discussion is intended only as a descriptive summary and does not purport to be a complete analysis or listing of all possible tax considerations. The discussion deals only with Shares acquired in this offering and held as capital assets and does not address any special United States tax consequences that may be applicable to U.S. Holders that are subject to special treatment under the United States Internal Revenue Code of 1986, as amended (the "Code"), such as dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, financial institutions, tax-exempt entities, insurance companies, investors liable for alternative minimum tax, regulated investment companies, real estate investment trusts, persons holding Shares as part of a hedging, integration or conversion transaction, constructive sale or a straddle, persons owning 10 per cent. or more of the voting stock of the Company, or persons whose functional currency is not the United States dollar. Consequently, prospective purchasers who are U.S. Holders are advised to consult their own tax advisors regarding United States federal, state and local tax consequences of their ownership of Shares.

The statements of United States tax laws set out below are based on the laws in effect as of the date of this Offering Memorandum all of which are subject to change possibly with retroactive effect.

As used herein, the term "U.S. Holder" means a beneficial holder of a Share that is (i) a citizen or resident of the United States, (ii) a corporation or partnership created or organised in or under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source or (iv) a trust if it (X) is subject to the primary supervision of a court within the United States and one or more United States persons has authority to control all substantial decisions of the trust or (Y) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

***Taxation of Dividends***

Subject to the discussion of the PFIC rules below, the gross amount of dividends paid to U.S. Holders of Shares (including amounts withheld in respect of Japanese withholding taxes) generally will be treated as dividend income to such holders, to the extent paid out of the Company's current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income will be includible in the gross income of a U.S. Holder as ordinary income on the day received by the U.S. Holder. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.

The amount of any dividend paid in yen will equal the United States dollar value of the yen received calculated by reference to the exchange rate in effect on the date the dividend is received by the U.S. Holder regardless of whether the yen are converted into United States dollars. If the yen received as a dividend is not converted into United States dollars on the date of receipt, a U.S. Holder will have a basis in the yen equal to its United States dollar value on the date of receipt. Any gain or loss realised on a subsequent conversion or other disposition of the yen will be treated as ordinary income or loss.

The maximum rate of withholding tax on dividends paid to a U.S. Holder who has complied with the requirements of the Treaty is 15 per cent. Subject to certain complex conditions and limitations, Japanese withholding taxes on dividends at the Treaty rate may be treated as foreign taxes eligible for credit against a U.S. Holder's United States federal income tax liability. Alternatively, a U.S. Holder may claim a deduction for such amount of Japanese withholding tax in a taxable year, subject to applicable limitations in the Code, but only if such U.S. Holder does not elect to claim a foreign tax credit in respect of any foreign taxes paid by it in the taxable year. For purposes of calculating the foreign tax credit, dividends paid on the Shares will be treated as income from sources outside the United States and will generally be treated as "passive income" or, in the case of certain U.S. Holders, as "financial services income". Special rules apply to certain individuals whose foreign source income during the taxable year consists entirely of "qualified passive income" and whose creditable foreign taxes paid or accrued during the taxable year do not exceed $300 ($600 in the case of a joint return). Further, in certain circumstances, a U.S. Holder that (i) has held Shares for less than a specified minimum period during which it is not protected from risk of loss, (ii) is obligated to make payments related to the dividends or (iii) holds the Shares in an arrangement in which the holder's expected economic return, after non-United States taxes, is insubstantial will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on the Shares. Investors are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

To the extent that the amount of any distribution exceeds the Company's current and accumulated earnings and profits for a taxable year, as determined under United States federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the Shares (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognised by the investor on a subsequent disposition of the Shares), and the balance in excess of adjusted basis will be taxed as capital gain recognised on a sale or exchange. Consequently, such distributions in excess of the Company's current and accumulated earnings and profits, would not give rise to foreign source income and a U.S. Holder would not be able to use the foreign tax credit arising from any Japanese withholding tax imposed on such distribution unless such credit can be applied (subject to applicable limitations) against U.S. tax due on other foreign source income in the appropriate category for foreign tax credit purposes.

***Taxation of Capital Gains***

For United States federal income tax purposes, a U.S. Holder will recognise taxable gain or loss on any sale or exchange of a Share in an amount equal to the difference between the amount realised for the

Share and the U.S. Holder's basis in the Share. Subject to the discussion of the PFIC rules, such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder's holding period for such Shares exceeds one year. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for a reduced tax rate of 20 per cent. The deductibility of capital losses is subject to limitations. Any gain or loss recognised by a U.S. Holder will generally be treated as United States source income or loss.

***Passive Foreign Investment Company***

Based on the projected composition of its income and valuation of its assets, including goodwill, the Company believes it may be a PFIC for the current year or may become one in the future, although there can be no certainty in this regard.

In general, a company is considered a PFIC for any taxable year if either:

- at least 75 per cent. of its gross income is passive income; or
- at least 50 per cent. of the value of its assets is attributable to assets that produce or are held for the production of passive income.

The 50 per cent. of value test is based on the average of the value of the Company's assets for each quarter during the taxable year. If the Company owns at least 25 per cent., by value, of another company's stock, the Company will be treated, for purposes of the PFIC rules, as owning its proportionate share of the assets and receiving its proportionate share of the income of that company.

The Company's analysis of its PFIC status is based on a valuation of its assets, including goodwill. In calculating goodwill, the Company has valued its total assets based on the market value of its Shares which is subject to change. In addition, the Company has made a number of assumptions regarding the amount of its market value allocable to goodwill and the percentage of goodwill allocated to active and passive assets. The Company believes its valuation approach is reasonable. However, it is possible that the Internal Revenue Service will challenge the valuation or allocation of the Company's goodwill.

Because the Company has valued its goodwill based on the anticipated market value of its Shares immediately following the offering, a decrease in the price of its Shares may affect the Company's PFIC status.

If the Company is a PFIC for any taxable year during which a U.S. Holder holds its Shares such U.S. Holder will be subject to special tax rules with respect to any "excess distribution" that the U.S. Holder receives and any gain the U.S. Holder realises from a sale or other disposition (including a pledge) of the Shares. These special tax rules generally will apply even if the Company ceases to be a PFIC in subsequent years. Distributions a U.S. Holder receives in a taxable year that are greater than 125 per cent. of the average annual distributions the U.S. Holder received during the shorter of the three preceding taxable years or the U.S. Holder's holding period for the Shares will be treated as excess distributions. Under these special tax rules,

- the excess distribution or gain will be allocated ratably over the U.S. Holder's holding period for the Shares
- the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which the Company was a PFIC, will be treated as ordinary income, and
- the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

If a U.S. Holder holds the Shares in any year in which the Company is a PFIC, the U.S. Holder is required to file Internal Revenue Service Form 8621.

In certain circumstances, a U.S. Holder, in lieu of being subject to the PFIC rules discussed above, may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method provided that such stock is regularly traded on a qualified exchange. It is intended that the Shares will be listed on the Tokyo Stock Exchange which must meet certain trading, listing, financial disclosure and other requirements to be treated as a qualified exchange under applicable Treasury regulations for purposes of the mark-to-market election, and no assurance can be given that the Shares will be "regularly traded" for purposes of the mark-to-market election.

If a U.S. Holder makes an effective mark-to-market election, such holder will include in income each year as ordinary income the excess of the fair market value of such holder's PFIC Shares at the end of the year over such holder's adjusted tax basis in the Shares. The U.S. Holder will be entitled to deduct as an ordinary loss each year the excess of such holder's adjusted tax basis in the Shares over its fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

The U.S. Holder's adjusted tax basis in PFIC Shares will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If the U.S. Holder makes a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless such stock ceases to be marketable stock or the Internal Revenue Service consents to the revocation of the election. U.S. Holders are urged to consult their tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in their particular circumstances.

Alternatively, a U.S. Holder of stock in a PFIC can sometimes avoid the rules described above by electing to treat the Company as a "qualified electing fund" under section 1295 of the Internal Revenue Code. This option is not available to U.S. Holders because the Company does not intend to comply with the requirements necessary to permit U.S. Holders to make this election.

U.S. Holders should consult their own tax advisors concerning the United States federal income tax consequences of holding the Company's Shares if the Company is considered a PFIC in any taxable year.

***Information Reporting and Backup Withholding***

In general, information reporting requirements will apply to dividends in respect of the Shares paid within the United States (and in certain cases, outside of the United States) to U.S. Holders other than certain exempt recipients (such as corporations), and backup withholding may apply to such amounts if the U.S. Holder fails to provide an accurate taxpayer identification number, the U.S. Holder fails to report interest and dividends required to be shown on its federal income tax returns or, in certain circumstances, if the U.S. Holder fails to comply with applicable certification requirements. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder's United States federal income tax liability.

In general, payment of the proceeds from the sale of Shares to or through a United States office of a broker is subject to both United States backup withholding and information reporting unless the U.S. Holder certifies its non-United States status under penalties of perjury or otherwise establishes an exemption. United States information reporting and backup withholding generally will not apply to a payment made outside the United States of the proceeds of a sale of Shares through an office outside the United States of a non-United States broker. However, United States information reporting requirements (but not backup withholding) will apply to a payment made outside the United States of the proceeds of a sale of Shares through an office outside the United States of a broker (i) that is a United States person, (ii) that derives 50 per cent. or more of its gross income for a specified three-year period from the conduct of a trade or business in the United States, (iii) that is a "controlled foreign corporation" as to the United States, or (iv) that is a foreign partnership, if at any time during its tax year one or more of its partners are U.S. persons (as defined in U.S. Treasury regulations) who in the aggregate hold more than 50 per cent. of the income or capital interest in the partnership or if, at any time during its tax year, such foreign partnership is engaged in a United States trade or business, unless the broker has documentary evidence in its files that the holder is a non-United States person or the U.S. Holder otherwise establishes an exemption.

Amounts withheld under the backup withholding rules may be credited against a U.S. Holder's tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the United States Internal Revenue Service.

***Inheritance and Gift Tax***

As discussed in "—Japanese Taxation", certain Japanese inheritance and gift taxes may be imposed on holders of Shares. U.S. Holders should consult their own tax advisors regarding the effect of such taxes and the potential application of the Estate and Gift Tax Treaty between the United States and Japan.

## SELLING RESTRICTIONS

*Because of the following restrictions, investors are advised to consult legal counsel prior to making any reoffering, resale, pledge or transfer of the International Shares.*

The International Offering is being made in accordance with Rule 144A and Regulation S. The International Shares have not been and will not be registered under the Securities Act or with any securities regulatory authority of any state or other jurisdiction and, accordingly, may not be offered, sold, pledged or otherwise transferred or delivered within the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S) except as set forth below. Furthermore, the Company has not registered, and does not intend to register, as an investment company under the Investment Company Act. The Company intends to rely upon an exemption from the registration requirements of the Investment Company Act that requires the Company to limit the persons resident in the United States who purchase securities of the Company to Qualified Purchasers.

### Rule 144A Shares

Each purchaser of Rule 144A Shares will be required to execute and deliver to the Company and the Rule 144A Selling Agents a Transfer Certificate in substantially the form of Annex A to this Offering Circular, pursuant to which such purchaser will make the following representations, warranties, acknowledgements and agreements:

(1) Such purchaser represents and warrants that it is both a QIB within the meaning of Rule 144A and a Qualified Purchaser within the meaning of Section 2(a)(51)(A) of the Investment Company Act (a "QIB-QP"). It further represents and warrants (A) that it is acquiring the Rule 144A Shares purchased by it (the "Purchased Shares") for its own account or (B) that it is acquiring the Purchased Shares for the account of one or more QIB-QPs (each, an "Account"), each of which is acquiring beneficial interests in the Purchased Shares ("Beneficial Interests") for its own account.

(2) Such purchaser hereby acknowledges that the Purchased Shares have not been registered under the Securities Act.

(3) Such purchaser agrees, on its own behalf and on behalf of each Account, that: (A) if in the future it decides to offer, resell, pledge or otherwise transfer any Purchased Share or any Beneficial Interest, it will offer, sell, pledge or otherwise transfer such Purchased Share or such Beneficial Interest only (i) to a Rule 144A Selling Agent or (ii) on any of the Listed Stock Exchanges in accordance with Regulation S; and (B) if in the future any Account decides to offer, resell, pledge or otherwise transfer any Beneficial Interest, such Account will offer, sell, pledge or otherwise transfer such Beneficial Interest only (i) to a Rule 144A Selling Agent, (ii) on any of the Listed Stock Exchanges in accordance with Regulation S or (iii) to such purchaser for its own account.

(4) Such purchaser acknowledges that the Company, the Rule 144A Selling Agents, the International Managers and others will rely upon its representations, warranties, acknowledgements and agreements set forth in its Transfer Certificate, and it agrees to notify the Company and the Rule 144A Selling Agents promptly in writing if any of its confirmations, acknowledgements or agreements therein ceases to be accurate and complete. Such purchaser irrevocably agrees that its Transfer Certificate or a copy thereof may be produced to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

(5) Such purchaser represents and warrants that all necessary actions have been taken to authorise the purchase by it of the Purchased Shares and the execution of its Transfer Certificate.

### Regulation S Shares

Each initial purchaser of International Shares other than the Rule 144A Shares ("Regulation S Shares") will be deemed to have represented and agreed as follows:

(1) It is a non-U.S. person who is acquiring such Regulation S Shares in an offshore transaction in accordance with Rule 903 or Rule 904 under the Securities Act.

(2) It understands that such Regulation S Shares have not been and will not be registered under the Securities Act and, until 40 days after the closing of the International Offering, may not be offered, resold, pledged or transferred within the United States or to, or for the account or benefit of, U.S. Persons.

## CLEARANCE AND SETTLEMENT OF THE INTERNATIONAL SHARES

### JASDEC

The central clearing system of share certificates under the Law Concerning Central Clearing of Share Certificates and Other Securities in Japan will apply to the Shares following the listing thereof on the Tokyo Stock Exchange. Under this system, holders of Shares may deposit certificates for Shares with JASDEC, the sole depositary under the system, through the Participants. See "Description of the Shares–General".

### Settlement Procedures—Secondary Market Trading

Book-entry interests in the Shares may be held through the facilities of Euroclear Bank S.A./N.V. as operator of the Euroclear System ("Euroclear") or Clearstream Banking, société anonyme ("Clearstream, Luxembourg") and, if so, the relevant purchasers must deliver their Shares to the nominee in Japan for the relevant clearing system who will hold the Shares in JASDEC.

The aggregate holdings of book-entry interests in the Shares in Euroclear and Clearstream, Luxembourg will be reflected in the book-entry accounts of each such institution. Euroclear or Clearstream, Luxembourg, as the case may be, and every other intermediate holder in the chain to the beneficial owner of book-entry interests in the Shares, will be responsible for establishing and maintaining accounts for their participants and clients having an interest in the book-entry interests in the Shares.

Holders of book-entry interests in the Shares through Euroclear and Clearstream, Luxembourg may incur fees normally payable in respect of the maintenance and operation of accounts in Euroclear or Clearstream, Luxembourg. In addition, a Japanese securities company or commercial bank acting as standing proxy will charge certain standard fees. See "Description of the Shares—General".

Secondary market sales of book-entry interests in the Shares held through Euroclear or Clearstream, Luxembourg to purchasers of book-entry interests in the Shares through Euroclear or Clearstream, Luxembourg will be conducted in accordance with the normal rules and operating procedures of Euroclear and Clearstream, Luxembourg and will be settled using the procedures applicable to conventional eurobonds. Any transfer of interests in the Shares out of Euroclear and Clearstream, Luxembourg will be done in accordance with the rules of Euroclear and Clearstream, Luxembourg and those of JASDEC and the Company's Share Handling Regulations. Secondary market sales and transfers of Shares held outside of Euroclear and Clearstream, Luxembourg will also be conducted in accordance with the Company's Share Handling Regulations and the rules of JASDEC (if applicable) and, in any case, the respective rules of the Listed Stock Exchanges applicable to listed securities. See "—JASDEC" and "General Information".

## OFFERING AND SALE

Pursuant to an international purchase agreement dated the date of this Offering Circular (the "International Purchase Agreement"), Nomura International plc, Salomon Brothers International Limited, Daiwa Securities SMBC Europe Limited, Lehman Brothers International (Europe), Merrill Lynch International and UBS AG, acting through its business group UBS Warburg, as the International Managers, for whom Nomura International plc is acting as international representative (the "International Representative"), have each agreed with the Company and the International Selling Shareholder, subject to the satisfaction of certain conditions, severally but not jointly to purchase the International Shares to be sold by the International Selling Shareholder at ¥10,450 per Share (the "Purchase Price"). No selling concession, management commission or underwriting commission will be payable by the Company or the International Selling Shareholder with respect thereto. The difference between the Offer Price (as stated on the cover page of this Offering Circular) and the Purchase Price will be distributed among the International Managers and the Rule 144A Selling Agents.

The International Managers are entitled to be released and discharged from their obligations under, and to terminate, the International Purchase Agreement in certain circumstances prior to payment to the International Selling Shareholder. If an International Manager defaults, the International Purchase Agreement provides that the purchase commitments of the non-defaulting International Managers may be increased or the International Purchase Agreement may be terminated. The Company and the Selling Shareholders have agreed to indemnify the International Managers and the Rule 144A Selling Agents against certain liabilities in connection with the offer and sale of the International Shares, and to contribute to payments the International Managers and the Rule 144A Selling Agents may be required to make in respect of those liabilities. The International Managers are offering the International Shares, subject to their acceptance of the International Shares from the International Selling Shareholder and subject to prior sale. The International Purchase Agreement provides that the obligations of the several International Managers to pay for and accept delivery of the International Shares are subject to approval of certain legal matters by their counsel and to certain other conditions. The International Managers reserve the right to withdraw, cancel or modify offers and to reject orders.

The International Shares are being offered and sold (i) by the International Managers to non-U.S. persons in offshore transactions outside Japan and the United States in reliance on Regulation S and (ii) by the Rule 144A Selling Agents of certain of the International Managers in the United States in reliance on Rule 144A. The International Purchase Agreement provides that only Nomura International plc, Salomon Brothers International Limited and Daiwa Securities SMBC Europe Limited may, through their respective Rule 144A Selling Agents, offer and resell the Rule 144A Shares to QIBs in the United States in reliance on Rule 144A, which QIBs are also Qualified Purchasers.

In connection with the International Offering, each of the Company, certain of the Selling Shareholders not selling their entire holdings and certain other shareholders of the Company has agreed with each of the International Managers, during the period (the "lock-up period") beginning on the date of this Offering Circular and ending on the date 180 calendar days after the date of the closing of the Offerings, not to, (i) issue, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, or permit any entities over which any such party exercises management control or any person acting at any such party's direction, to issue, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, any Shares or any other capital stock of the Company, or any securities convertible into, or exercisable or exchangeable for, or that represent the right to receive, Shares or any other capital stock of the Company, or (ii) enter into any swap or any other transaction that transfers, in whole or in part, directly or indirectly, ownership (or any economic consequences thereof) of Shares or any other capital stock of the Company, in each case without the prior written consent of the Global Coordinator, except that (x) the Company may (A) issue options or warrants to purchase or subscribe for Shares under any incentive compensation plan, provided that no such options or warrants may be exercisable until after the expiration of the lock-up period, (B) issue Shares pursuant to any stock split of Shares, or (C) sell Shares held by it as a result of its purchase of Shares constituting less than one unit upon request of any holders thereof, (y) any shareholder that is a securities company may sell, sell any option or contract to purchase, or otherwise transfer or dispose of any Shares acquired in the ordinary course of its business as a securities company and (z) any shareholder may lend or otherwise transfer Shares to a wholly owned subsidiary of either such shareholder or such shareholder's parent company or

to a trust controlled by such shareholder or such a subsidiary, provided that the foregoing restrictions shall be applicable to any such transferee.

The Company has entered into a Japanese underwriting agreement dated the date of this Offering Circular with the New Shares Underwriter providing for the concurrent offer and sale of the New Shares, and the Company and the Japanese Selling Shareholders have entered into a Japanese underwriting agreement dated the date of this Offering Circular with the Japanese Existing Shares Underwriters providing for the concurrent offer and sale of the Japanese Existing Shares, in the Japanese Offerings. The Offer Price and Purchase Price for the International Offering and the Japanese Offerings are identical. The closing of each Offering is conditioned on the closing of the other two Offerings. The representative of the Japanese Existing Shares Underwriters is Nomura Securities Co., Ltd. (the "Japanese Existing Shares Representative"). Nomura Securities Co., Ltd. and Nomura International plc are collectively acting as the Global Coordinator of the Offerings.

The Global Coordinator has advised the Company that pursuant to an intersyndicate agreement dated the date of this Offering Circular between the International Representative on behalf of the International Managers and the Japanese Representative on behalf of the Japanese Underwriters, each International Manager has agreed that it has not offered or sold, and it will not offer or sell, any International Shares, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used in this paragraph means any person resident in Japan, including any corporation or other entity organised under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan, and each Japanese Underwriter has agreed that it has not offered or sold, and it will not offer or sell, any Japanese Shares, directly or indirectly, other than in Japan or to, or for the benefit of, any resident of Japan. Such obligations of the International Managers and the Japanese Underwriters will terminate upon such date and at such time as shall be determined by the Global Coordinator.

The International Shares have not been and will not be registered under the Securities Act and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the Securities Act. Each International Manager has agreed that, except as permitted by the International Purchase Agreement, it will not offer, sell or deliver the International Shares (i) as part of their distribution at any time or (ii) otherwise until 40 days after the later of the commencement of the International Offering and the closing date, within the United States or to, or for the account or benefit of, U.S. persons, and that it will have sent to each dealer to which it sells International Shares during the distribution compliance period a confirmation or other notice setting forth the restrictions on offers and sales of the International Shares within the United States or to, or for the account or benefit of, U.S. persons. Terms used in this paragraph have the meanings given to them by Regulation S under the Securities Act.

In addition, until 40 days after the commencement of the offering, an offer or sale of International Shares within the United States by a dealer that is not participating in the offering may violate the registration requirements of the Securities Act if such offer or sale is made otherwise than in accordance with Rule 144A under the Securities Act.

Also, the Company has not registered, and does not intend to register, as an investment company under the Investment Company Act. The Company intends to rely upon an exemption from the registration requirements of the Investment Company Act that requires the Company to limit the persons resident in the United States who purchase securities of the Company to QIBs which are also Qualified Purchasers. Accordingly, the Company has deemed it advisable to require each purchaser of Rule 144A Shares to execute and deliver to the Company and the Rule 144A Selling Agents a Transfer Certificate in substantially the form of Annex A to this Offering Circular, pursuant to which such purchaser will make certain representations, warranties, acknowledgements and agreements. See "Selling Restrictions".

The International Shares have not been and will not be registered under the Securities and Exchange Law. Each International Manager has represented and agreed that the International Shares being purchased by it will be purchased by it as principal and that, in connection with the International Offering, it will not, directly or indirectly, offer or sell any International Shares in Japan or to, or for the benefit of, any resident of Japan (including any Japanese corporation) or to others for reoffer or resale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan, except pursuant to any exemption from the registration requirements and from the requirements to deliver a prospectus under the Securities and Exchange Law and otherwise in compliance with such law and other relevant laws and regulations.

Each International Manager has represented and agreed that (i) it has not offered or sold and, prior to the expiry of a period of six months from the closing of the International Offering, will not offer or sell any International Shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995, (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the "FSMA")) received by it in connection with the issue or sale of any International Shares in circumstances in which section 21(1) of the FSMA does not apply to the Company, and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the International Shares in, from or otherwise involving the United Kingdom.

Prior to the Offerings, there has been no public market for the Shares inside or outside Japan. The Offer Price of the Shares will be determined by agreement among the Company, the Selling Shareholders and the Global Coordinator in consultation with Nikko Salomon Smith Barney Limited and Daiwa Securities SMBC Co. Ltd. Among the factors to be considered in determining the Offer Price of the Shares, in addition to prevailing market conditions, will be the Company's historical performance, assessment of the Company's management and business prospects and the consideration of the above factors in relation to market valuations of companies in related businesses.

The Shares may not be offered or sold, directly or indirectly, and neither this Offering Circular nor any other offering material or advertisement in connection with the International Shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction, but subject to the restrictions described above and in "Selling Restrictions."

Some of the International Managers and Japanese Underwriters, including Nomura Securities, have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with the Company. They have received customary fees and commissions for these transactions. See "Investment Considerations—Relationship with Nomura Holdings and its Subsidiaries and Affiliates".

Nikko Cordial Corporation and Citigroup Inc. have established a series of business alliances in respect of Japan-related activities. Salomon Brothers International Limited is authorised to conduct Japan-related business under the name NikkoSalomonSmithBarney Europe.

## INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Financial Statements have been audited by Shin Nihon & Co. (formerly known as Century Ota Showa & Co.), independent certified public accountants, as stated in their report appearing herein.

## LEGAL MATTERS

Certain legal matters with respect to the International Offering will be passed upon for the Company by Tomotsune & Kimura and for the International Managers by Simpson Thacher & Bartlett and Mitsui, Yasuda, Wani & Maeda.

## GENERAL INFORMATION

(1) The offer of the International Shares was approved by resolutions passed on 19th November, 2001 and 28th November, 2001 by the Board of Directors of the Company.

(2) Copies of the Articles of Incorporation, the Regulations of the Board of Directors and the Share Handling Regulations of the Company will be available for inspection during usual business hours on any weekday (except Saturdays and Sundays and public holidays) at the head office of the Company.

(3) Except as disclosed herein, there has been no material adverse change in the financial position or results of operations of the Company on either a consolidated or non-consolidated basis since 31st March, 2001.

(4) The Company is not involved in or threatened by any legal, arbitral, administrative or other proceedings the results of which might, individually or in the aggregate, be material in the context of the International Offering.

(5) Shin Nihon & Co. (formerly known as Century Ota Showa & Co.) has given and has not withdrawn its written consent to the issue of this Offering Circular with the inclusion herein of its report in the form and context in which it appears.

(6) The International Shares have been accepted for clearance through Euroclear and Clearstream, Luxembourg. The International Security Identification Number, the Common Code and the Securities Identification Code are JP3762800005, 013504610 and 4307, respectively.

## SUMMARY OF CERTAIN SIGNIFICANT DIFFERENCES BETWEEN JAPANESE AND U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The accompanying consolidated financial statements of the Company have been prepared in conformity with Japanese GAAP, which differs from U.S. GAAP in certain material respects. Such differences are discussed below and address only those differences related to the consolidated financial statements. In addition, no attempt has been made to identify disclosure, presentation or classification differences that would affect the manner in which transactions and events are presented in the financial statements.

The significant differences between Japanese GAAP and U.S. GAAP which would affect the determination of consolidated net income and shareholders' equity of the Company are set out below:

### 1. Consolidation of Subsidiaries

Until the year ended 31st March, 1999, under Japanese GAAP, certain subsidiaries whose aggregate total assets, net sales, net income and retained earnings were immaterial might be excluded from consolidation. Effective the fiscal year commencing on or subsequent to 1st April, 1999, the criteria for the inclusion of a subsidiary in the consolidated group accounts has been changed from one based strictly on the percentage of shareholding (for example, ownership in excess of 50 per cent.), to one based on the substance of the commercial relationship between the companies and, in particular, one which reflects the entity which exercises *de facto* control.

In addition, subsidiaries which are operating under the Corporate Reorganisation Law, the Bankruptcy Law, or the Liquidation Law are classified based on the above criteria and, thus, may or may not be included in consolidation.

Under U.S. GAAP, consolidated financial statements generally include the accounts of all subsidiaries in which the parent has a controlling financial interest (usually, a majority voting interest).

### 2. Foreign Currency Translation

Until the year ended 31st March, 2000, under Japanese GAAP, monetary accounts denominated in a foreign currency were translated as stated below.

(i) Foreign currencies and short-term monetary accounts are translated at the rate prevailing on the balance sheet date. The resulting translation gain or loss is included in the determination of net income for the year.

(ii) Long-term monetary accounts and non-monetary accounts are translated at the applicable historical exchange rates prevailing at the time of the transactions.

Effective the financial year commencing on or after 1st April, 2000, monetary receivables and payables denominated in foreign currencies are to be translated at the current exchange rates in effect as of the balance sheet date. Translation adjustments resulting from translating the foreign currency financial statements of foreign subsidiaries are to be accumulated and reported as a component of shareholders' equity.

Under U.S. GAAP, monetary assets and liabilities denominated in a foreign currency, whether short-term or long-term, are translated at the exchange rate at the balance sheet date. Exchange differences are recorded in the income statement.

The financial statements of foreign subsidiaries where the local currency is the functional currency are translated into yen in accordance with FASB Statement No. 52, Foreign Currency Translation. All balance sheet accounts are translated using the exchange rates in effect at the balance sheet date. Income statement amounts are translated using the exchange rate in effect during the year. Translation adjustments resulting from translating the foreign currency financial statements of subsidiaries are accumulated and reported as a component of shareholders' equity.

### 3. Valuation of Inventories

Under Japanese GAAP, inventories can be stated at cost, the policy followed by the Company, or at the lower of cost or market. U.S. GAAP requires that all inventories be valued at the lower of cost or market.



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## INDEX TO FINANCIAL STATEMENTS

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## REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors and Shareholders
Nomura Research Institute, Ltd.

We have audited the accompanying consolidated balance sheets of Nomura Research Institute, Ltd. and its consolidated subsidiaries as of 31st March, 2000 and 2001, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended 31st March, 2001, all expressed in Japanese yen. Our audits were made in accordance with auditing standards, procedures and practices generally accepted and applied in Japan and, accordingly, included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

In our opinion, the accompanying consolidated financial statements, expressed in Japanese yen, present fairly the consolidated financial position of Nomura Research Institute, Ltd. and its consolidated subsidiaries at 31st March, 2000 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended 31st March, 2001 in conformity with accounting principles and practices generally accepted in Japan applied on a consistent basis.

As described in Note 1, Nomura Research Institute, Ltd. and its consolidated subsidiaries adopted new accounting standards for consolidation, research and development costs, and tax-effect accounting in the preparation of their consolidated financial statements for the year ended 31st March, 2000. In addition, Nomura Research Institute, Ltd. and its consolidated subsidiaries have also adopted new accounting standards for financial instruments and employees' retirement benefits in the preparation of their consolidated financial statements for the year ended 31st March, 2001.

The U.S. dollar amounts in the accompanying consolidated financial statements with respect to the year ended 31st March, 2001 are presented solely for convenience. Our audit also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 2.

Century Ota Showa & Co.

Tokyo, Japan
29th June, 2001

*See Note 1 which explains the basis of preparation of the consolidated financial statements of Nomura Research Institute, Ltd. under Japanese accounting principles and practices.*

| | 31st March, | | 30th September, | 31st March, | 30th September, |
|---|---|---|---|---|---|
| | 2000 | 2001 | 2001 | 2001 | 2001 |
| | | | (Unaudited) | | (Unaudited) |
| | (Millions of yen) | | | (Thousands of U.S. dollars) (Note 2) | |
| **ASSETS** | | | | | |
| Current assets: | | | | | |
| Cash and bank deposits (Note 14) | ¥ 34,392 | ¥ 64,131 | ¥ 20,317 | *$ 537,111* | *$ 170,159* |
| Short-term investment securities (Notes 3 and 14) | – | 20,001 | 35,012 | *167,513* | *293,233* |
| Accounts receivable and other receivables (Notes 5 and 20) | 32,239 | 34,172 | 44,288 | *286,198* | *370,921* |
| Inventories | 396 | 353 | 431 | *2,956* | *3,610* |
| Deferred income taxes (Note 12) | 2,358 | 3,355 | 2,173 | *28,099* | *18,199* |
| Other current assets | 1,176 | 1,463 | 1,308 | *12,253* | *10,955* |
| Allowance for doubtful accounts | (115) | (90) | (85) | *(754)* | *(712)* |
| Total current assets | 70,446 | 123,385 | 103,444 | *1,033,376* | *866,365* |
| Property and equipment (Notes 6 and 8): | | | | | |
| Land | 11,276 | 8,089 | 8,089 | *67,747* | *67,747* |
| Buildings, net | 14,555 | 12,519 | 12,854 | *104,849* | *107,655* |
| Machinery and equipment, net | 12,949 | 11,405 | 11,415 | *95,520* | *95,603* |
| Property and equipment, net | 38,780 | 32,013 | 32,358 | *268,116* | *271,005* |
| Software and other intangibles | 14,073 | 16,973 | 20,474 | *142,152* | *171,474* |
| Investment securities (Notes 3 and 20) | 17,692 | 94,901 | 57,869 | *794,816* | *484,665* |
| Investments in affiliates (Note 3) | 7,620 | 8,985 | 8,457 | *75,251* | *70,829* |
| Deferred income taxes (Note 12) | 7,764 | 1,715 | 1,131 | *14,363* | *9,472* |
| Other assets (Notes 7 and 20) | 10,935 | 11,135 | 12,393 | *93,258* | *103,795* |
| Allowance for doubtful accounts | (5) | (3) | (2) | *(25)* | *(17)* |
| Translation adjustments | 969 | – | – | – | – |
| **Total assets** | ¥ 168,274 | ¥ 289,104 | ¥ 236,124 | *$ 2,421,307* | *$ 1,977,588* |

*See accompanying notes to con*

INSTITUTE, LTD.
ANCE SHEETS

| | 31st March, 2000 | 31st March, 2001 | 30th September, 2001 | 31st March, 2001 | 30th September, 2001 |
|---|---|---|---|---|---|
| | | | (Unaudited) | | (Unaudited) |
| | (Millions of yen) | | | (Thousands of U.S. dollars) (Note 2) | |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | | | | |
| **Current liabilities:** | | | | | |
| Short-term borrowings (Note 9) | ¥ 500 | ¥ 100 | ¥ – | $ 837 | $ – |
| Long-term debt due within one year (Notes 8 and 9) | 4,400 | 2,608 | 1,608 | 21,843 | 13,467 |
| Accounts payable | 18,099 | 22,024 | 21,705 | 184,456 | 181,784 |
| Accrued expenses | 9,293 | 9,976 | 9,414 | 83,551 | 78,844 |
| Income taxes payable | 6,482 | 17,159 | 2,898 | 143,710 | 24,271 |
| Other current liabilities | 6,060 | 6,007 | 4,173 | 50,310 | 34,950 |
| Total current liabilities | 44,834 | 57,874 | 39,798 | 484,707 | 333,316 |
| Long-term debt (Notes 8 and 9) | 3,200 | 3,526 | 3,222 | 29,531 | 26,985 |
| Allowance for employees' retirement benefits (Note 10) | 12,556 | 19,732 | 20,160 | 165,260 | 168,844 |
| Allowance for the welfare pension plan (Note 10) | 10,574 | 11,548 | – | 96,717 | – |
| Deferred income taxes (Note 12) | 59 | 26,258 | 13,837 | 219,916 | 115,888 |
| Other long-term liabilities (Notes 11 and 20) | 5,214 | 4,994 | 5,015 | 41,826 | 42,002 |
| **Commitments and contingent liabilities** (Note 21) | | | | | |
| **Shareholders' equity** (Notes 13 and 15): | | | | | |
| Common stock, ¥500 par value for 2000; ¥50 for 2001: Authorised – 10,000,000 at 31st March, 2000 and 150,000,000 shares at 31st March, 2001 and 30th September, 2001, respectively Issued – 4,300,000 at 31st March, 2000 and 43,000,000 shares at 31st March, 2001 and 30th September, 2001, respectively | 10,100 | 10,100 | 10,100 | 84,590 | 84,590 |
| Additional paid-in capital | 2,400 | 2,400 | 2,400 | 20,100 | 20,100 |
| Retained earnings | 79,337 | 104,290 | 116,715 | 873,451 | 977,513 |
| Unrealised gain on other securities (Note 3) | – | 48,518 | 25,226 | 406,348 | 211,273 |
| Translation adjustments | – | (136) | (349) | (1,139) | (2,923) |
| Total shareholders' equity | 91,837 | 165,172 | 154,092 | 1,383,350 | 1,290,553 |
| **Total liabilities and shareholders' equity** | ¥ 168,274 | ¥ 289,104 | ¥ 236,124 | $ 2,421,307 | $ 1,977,588 |

*solidated financial statements.*

| | Year ended 31st March, | | |
|---|---|---|---|
| | 1999 | 2000 | 2001 |
| | (Millions of yen) | | |
| Sales (Note 20) | ¥ 175,058 | ¥ 183,616 | ¥ 217,984 |
| Cost of sales | 132,561 | 138,395 | 160,643 |
| Gross profit | 42,497 | 45,221 | 57,341 |
| Selling, general and administrative expenses (Notes 17 and 18) | 25,929 | 25,906 | 29,498 |
| Operating profit | 16,568 | 19,315 | 27,843 |
| Other income (expenses): | | | |
| Interest and dividend income | 2,518 | 1,533 | 3,368 |
| Equity in earnings of affiliates | 24 | 113 | 350 |
| Interest expense (Note 9) | (455) | (168) | (140) |
| Loss on property and equipment | (5,092) | (756) | (5,456) |
| Gain (loss) on investment securities (Notes 3, 19 and 20) | 60 | (705) | 25,437 |
| Gain on investments in affiliates (Notes 19 and 20) | 5,546 | 813 | – |
| Provision for net retirement benefit obligation at transition (Note 10) | – | – | (344) |
| Actuarial loss (Notes 10 and 19) | – | – | (6,122) |
| Provision for the welfare pension plan (Notes 10 and 19) | – | (10,574) | (974) |
| Reversal of allowance for the welfare pension plan (Notes 10 and 19) | – | – | – |
| Prior service cost of the employees' pension plan | (2,961) | – | – |
| Other, net | (1,037) | 19 | (333) |
| | (1,397) | (9,725) | 15,786 |
| Income before income taxes | 15,171 | 9,590 | 43,629 |
| Provision for income taxes (Note 12): | | | |
| Current | 7,023 | 9,880 | 22,129 |
| Deferred | – | (5,420) | (3,882) |
| | 7,023 | 4,460 | 18,247 |
| **Net income** | ¥ 8,148 | ¥ 5,130 | ¥ 25,382 |

*See accompanying notes to con*

**RCH INSTITUTE, LTD.**
**EMENTS OF INCOME**

| Six months ended 30th September, | | *Year ended 31st March,* | *Six months ended 30th September,* |
|---|---|---|---|
| 2000 | 2001 | *2001* | *2001* |
| (Unaudited) (Millions of yen) | | *(Thousands of U.S. dollars) (Note 2)* | *(Unaudited)* |
| ¥ 102,496 | ¥ 109,099 | *$ 1,825,662* | *$ 913,727* |
| 75,254 | 80,981 | *1,345,419* | *678,233* |
| 27,242 | 28,118 | *480,243* | *235,494* |
| 13,775 | 16,070 | *247,052* | *134,590* |
| 13,467 | 12,048 | *233,191* | *100,904* |
| 2,806 | 2,145 | *28,208* | *17,965* |
| 214 | 135 | *2,931* | *1,130* |
| (63) | (75) | *(1,173)* | *(628)* |
| (280) | (126) | *(45,695)* | *(1,055)* |
| (738) | – | *213,040* | – |
| – | – | – | – |
| (344) | – | *(2,881)* | – |
| – | – | *(51,273)* | – |
| – | – | *(8,157)* | – |
| – | 8,147 | – | *68,233* |
| – | – | – | – |
| (425) | (80) | *(2,789)* | *(670)* |
| 1,170 | 10,146 | *132,211* | *84,975* |
| 14,637 | 22,194 | *365,402* | *185,879* |
| 6,694 | 3,039 | *185,335* | *25,452* |
| (657) | 6,213 | *(32,513)* | *52,035* |
| 6,037 | 9,252 | *152,822* | *77,487* |
| ¥ 8,600 | ¥ 12,942 | *$ 212,580* | *$ 108,392* |

*solidated financial statements.*

# NOMURA RESEARCH INSTITUTE, LTD.
# CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

| | Common stock | Additional paid-in capital | Retained earnings | Unrealised gain on other securities | Translation adjustments | Total share-holders' equity |
|---|---|---|---|---|---|---|
| | | | (Millions of yen) | | | |
| **Balance at 31st March, 1998** | ¥ 10,100 | ¥ 2,400 | ¥ 55,026 | ¥ – | ¥ – | ¥ 67,526 |
| Net income | – | – | 8,148 | – | – | 8,148 |
| Effect of exclusion of an affiliate from equity method, net | – | – | 5,853 | – | – | 5,853 |
| Cash dividends paid | – | – | (215) | – | – | (215) |
| Bonuses to directors | – | – | (120) | – | – | (120) |
| **Balance at 31st March, 1999** | 10,100 | 2,400 | 68,692 | – | – | 81,192 |
| Net income | – | – | 5,130 | – | – | 5,130 |
| Cumulative effect of adoption of tax-effect accounting | – | – | 4,689 | – | – | 4,689 |
| Increase resulting from merger of a consolidated subsidiary | – | – | 1,201 | – | – | 1,201 |
| Cash dividends paid | – | – | (215) | – | – | (215) |
| Bonuses to directors and statutory auditors | – | – | (160) | – | – | (160) |
| **Balance at 31st March, 2000** | 10,100 | 2,400 | 79,337 | – | – | 91,837 |
| Net income | – | – | 25,382 | – | – | 25,382 |
| Cash dividends paid | – | – | (215) | – | – | (215) |
| Bonuses to directors and statutory auditors | – | – | (214) | – | – | (214) |
| Unrealised gain on other securities | – | – | – | 48,518 | – | 48,518 |
| Translation adjustments | – | – | – | – | (136) | (136) |
| **Balance at 31st March, 2001** | ¥ 10,100 | ¥ 2,400 | ¥ 104,290 | ¥ 48,518 | ¥ (136) | ¥ 165,172 |

| | Common stock | Additional paid-in capital | Retained earnings | Unrealised gain on other securities | Translation adjustments | Total share-holders' equity |
|---|---|---|---|---|---|---|
| | | | *(Thousands of U.S. dollars) (Note 2)* | | | |
| **Balance at 31st March, 2000** | *$ 84,590* | *$ 20,100* | *$ 664,464* | *$ –* | *$ –* | *$ 769,154* |
| Net income | – | – | *212,580* | – | – | *212,580* |
| Cash dividends paid | – | – | *(1,801)* | – | – | *(1,801)* |
| Bonuses to directors and statutory auditors | – | – | *(1,792)* | – | – | *(1,792)* |
| Unrealised gain on other securities | – | – | – | *406,348* | – | *406,348* |
| Translation adjustments | – | – | – | – | *(1,139)* | *(1,139)* |
| **Balance at 31st March, 2001** | *$ 84,590* | *$ 20,100* | *$ 873,451* | *$ 406,348* | *$ (1,139)* | *$ 1,383,350* |

*See accompanying notes to consolidated financial statements.*

## NOMURA RESEARCH INSTITUTE, LTD.
## CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
## (UNAUDITED)

| | Common stock | Additional paid-in capital | Retained earnings | Unrealised gain on other securities | Translation adjustments | Total share-holders' equity |
|---|---|---|---|---|---|---|
| | (Millions of yen) | | | | | |
| **Balance at 31st March, 2001** | ¥ 10,100 | ¥ 2,400 | ¥ 104,290 | ¥ 48,518 | ¥ (136) | ¥ 165,172 |
| Net income | – | – | 12,942 | – | – | 12,942 |
| Cash dividends paid | – | – | (215) | – | – | (215) |
| Bonuses to directors and statutory auditors | – | – | (302) | – | – | (302) |
| Unrealised gain on other securities | – | – | – | (23,292) | – | (23,292) |
| Translation adjustments | – | – | – | – | (213) | (213) |
| **Balance at 30th September, 2001** | ¥ 10,100 | ¥ 2,400 | ¥ 116,715 | ¥ 25,226 | ¥ (349) | ¥ 154,092 |

| | Common stock | Additional paid-in capital | Retained earnings | Unrealised gain on other securities | Translation adjustments | Total share-holders' equity |
|---|---|---|---|---|---|---|
| | *(Thousands of U.S. dollars) (Note 2)* | | | | | |
| **Balance at 31st March, 2001** | *$ 84,590* | *$ 20,100* | *$ 873,451* | *$ 406,348* | *$ (1,139)* | *$ 1,383,350* |
| Net income | – | – | *108,392* | – | – | *108,392* |
| Cash dividends paid | – | – | *(1,801)* | – | – | *(1,801)* |
| Bonuses to directors and statutory auditors | – | – | *(2,529)* | – | – | *(2,529)* |
| Unrealised gain on other securities | – | – | – | *(195,075)* | – | *(195,075)* |
| Translation adjustments | – | – | – | – | *(1,784)* | *(1,784)* |
| **Balance at 30th September, 2001** | *$ 84,590* | *$ 20,100* | *$ 977,513* | *$ 211,273* | *$ (2,923)* | *$ 1,290,553* |

*See accompanying notes to consolidated financial statements.*

| | Year ended 31st March, | | |
|---|---|---|---|
| | 1999 | 2000 | 2001 |
| | (Millions of yen) | | |
| **Cash flows from operating activities** | | | |
| Income before income taxes | ¥ 15,171 | ¥ 9,590 | ¥ 43,629 |
| Adjustments to reconcile income before income taxes to net cash provided by operating activities: | | | |
| Depreciation and amortisation | 11,811 | 13,005 | 13,660 |
| Interest and dividend income | (2,518) | (1,533) | (3,368) |
| Interest expense | 455 | 168 | 140 |
| Loss on property and equipment | 5,128 | 765 | 5,456 |
| (Gain) loss on investment securities | (60) | 705 | (25,437) |
| Gain on investments in affiliates | (5,546) | (813) | – |
| Changes in operating assets and liabilities: | | | |
| Accounts receivable and other receivables, net of advance payments received | 1,052 | (1,537) | (2,501) |
| Allowance for doubtful accounts | (71) | (26) | (29) |
| Accounts payable | 1,895 | (430) | 3,925 |
| Inventories | (71) | (196) | 44 |
| Allowance for employees' retirement benefits and welfare pension plan | 3,387 | 10,920 | 8,148 |
| Other | 1,900 | 1,974 | (147) |
| Subtotal | 32,533 | 32,592 | 43,520 |
| Interest and dividends received | 2,526 | 1,605 | 4,562 |
| Interest paid | (425) | (148) | (147) |
| Income taxes paid | (6,144) | (6,818) | (11,453) |
| Net cash provided by operating activities | 28,490 | 27,231 | 36,482 |
| **Cash flows from investing activities** | | | |
| Acquisition of property and equipment | (6,884) | (10,146) | (6,824) |
| Proceeds from sales of property and equipment | 11,274 | 423 | 2,023 |
| Increase in software and other intangibles | (58) | (8,384) | (10,668) |
| Proceeds from sales of software and other intangibles | 31 | – | 668 |
| Increase in long-term prepaid expenses | (4,224) | – | – |
| Increase in investment securities | (7,825) | (739) | (77) |
| Proceeds from sales of investment securities | 343 | 403 | 30,185 |
| Increase in investments in affiliates | (160) | (400) | (197) |
| Proceeds from sales of investments in affiliates | 5,800 | 8,295 | 60 |
| Other | 656 | 49 | (624) |
| Net cash (used in) provided by investing activities | (1,047) | (10,499) | 14,546 |
| **Cash flows from financing activities** | | | |
| Net repayment of short-term borrowings | (12,000) | (2,393) | (400) |
| Proceeds from long-term debt | 5,000 | – | 4,169 |
| Repayment of long-term debt | (12,117) | (3,470) | (5,635) |
| Cash dividends paid | (215) | (215) | (215) |
| Net cash used in financing activities | (19,332) | (6,078) | (2,081) |
| Effect of exchange rate changes on cash and cash equivalents | (689) | (964) | 784 |
| Net increase (decrease) in cash and cash equivalents | 7,422 | 9,690 | 49,731 |
| Cash and cash equivalents at beginning of year | 17,280 | 24,702 | 34,392 |
| Cash and cash equivalents at end of year (Note 14) | ¥ 24,702 | ¥ 34,392 | ¥ 84,123 |

*See accompanying notes to con*

**RCH INSTITUTE, LTD.**
**EMENTS OF CASH FLOWS**

| Six months ended 30th September, 2000 | Six months ended 30th September, 2001 | *Year ended 31st March, 2001* | *Six months ended 30th September, 2001* |
|---|---|---|---|
| (Unaudited) (Millions of yen) | | *(Thousands of U.S. dollars) (Note 2)* | *(Unaudited)* |
| ¥ 14,637 | ¥ 22,194 | *$ 365,402* | *$ 185,879* |
| 5,758 | 5,900 | *114,405* | *49,414* |
| (2,806) | (2,145) | *(28,208)* | *(17,965)* |
| 63 | 75 | *1,173* | *628* |
| 280 | 126 | *45,695* | *1,055* |
| 738 | – | *(213,040)* | – |
| – | – | – | – |
| (6,494) | (10,373) | *(20,946)* | *(86,876)* |
| (12) | (6) | *(243)* | *(50)* |
| 267 | (319) | *32,873* | *(2,672)* |
| 104 | (78) | *369* | *(653)* |
| 611 | (11,120) | *68,241* | *(93,132)* |
| (963) | (3,202) | *(1,231)* | *(26,818)* |
| 12,183 | 1,052 | *364,490* | *8,810* |
| 2,289 | 900 | *38,207* | *7,538* |
| (63) | (80) | *(1,231)* | *(670)* |
| (6,720) | (17,300) | *(95,921)* | *(144,891)* |
| 7,689 | (15,428) | *305,545* | *(129,213)* |
| (2,416) | (3,758) | *(57,152)* | *(31,474)* |
| 1,335 | 270 | *16,943* | *2,261* |
| (5,606) | (6,839) | *(89,347)* | *(57,278)* |
| 655 | 58 | *5,595* | *486* |
| – | – | – | – |
| (14) | (1,254) | *(645)* | *(10,503)* |
| 225 | – | *252,806* | – |
| (196) | (30) | *(1,650)* | *(251)* |
| – | – | *502* | – |
| 159 | (1) | *(5,226)* | *(8)* |
| (5,858) | (11,554) | *121,826* | *(96,767)* |
| (500) | (100) | *(3,350)* | *(838)* |
| – | – | *34,916* | – |
| (1,200) | (1,304) | *(47,194)* | *(10,921)* |
| (215) | (215) | *(1,801)* | *(1,801)* |
| (1,915) | (1,619) | *(17,429)* | *(13,560)* |
| (65) | (201) | *6,566* | *(1,683)* |
| (149) | (28,802) | *416,508* | *(241,223)* |
| 34,392 | 84,123 | *288,040* | *704,548* |
| ¥ 34,243 | ¥ 55,321 | *$ 704,548* | *$463,325* |

*solidated financial statements.*

## NOMURA RESEARCH INSTITUTE, LTD.
## NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

### 1. Significant Accounting Policies

***Basis of Presentation***

The accompanying consolidated financial statements of Nomura Research Institute, Ltd. (the "Company") and its consolidated subsidiaries have been compiled from those prepared by the Company and its consolidated subsidiaries as required under the Securities and Exchange Law of Japan and have been prepared in accordance with accounting principles and practices generally accepted and applied in Japan which may differ in certain material respects from accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

In addition, the notes to the consolidated financial statements include information which is not required under accounting principles and practices generally accepted in Japan but is presented herein as additional information.

Certain reclassifications have been made to present the accompanying consolidated financial statements in a format which is familiar to readers outside Japan. A consolidated statement of cash flows has been presented for the year ended 31st March, 1999, although such a statement was not required prior to the year ended 31st March, 2000.

***Basis of Consolidation***

In accordance with the revised accounting standard for consolidation which became effective 1st April, 1999, the accompanying consolidated financial statements for the years ended 31st March, 2000 and 2001 include the accounts of the Company and significant companies which are controlled directly or indirectly by the Company. All subsidiaries, fourteen, eleven, thirteen, twelve and fourteen for the years ended 31st March, 1999, 2000 and 2001 and for the six months ended 30th September, 2000 and 2001, respectively, have been consolidated. The major consolidated subsidiary is NRI Data Service, Ltd. Effective the year ended 31st March, 2001, NRI Secure Technologies, Ltd. and NRI Shared Service, Ltd. have been initially consolidated. In addition, effective the six months ended 30th September, 2001, NRI Cyber Patent, Ltd. has been initially consolidated.

All significant intercompany balances and transactions have been eliminated in consolidation. The Company's investments in affiliated companies over which it has the ability to exercise significant influence have been accounted for by the equity method and the pro-rated share of those affiliates' income has been included in consolidated income. The major affiliate accounted for by the equity method is NIWS Co. Additionally, Nomura Funds Research and Technologies Co., Ltd. has been initially accounted for by the equity method effective the year ended 31st March, 2001. Furthermore, ViewPalette Planning, Inc. has been initially accounted for by the equity method effective the six months ended 30th September, 2001. The Company sold all its shares in Union Computer Service Co. during the year ended 31st March, 2001, and the pro-rated share of the related income for the period up to the selling date has been included in equity in earnings of affiliates. The Company holds investment securities in its major shareholders, The Nomura Securities Co., Ltd. (which on 1st October, 2001 became Nomura Holdings, Inc.), Nomura Land and Building Co., Ltd., and Nomura Asset Management Co., Ltd., which are included in investments in affiliates in the balance sheets.

***Cash Equivalents***

Cash equivalents, as presented in the statements of cash flows, are defined as low-risk, highly liquid and short-term investments (maturing within three months from the acquisition date) which are readily convertible to cash.

***Investment Securities***

The accounting policy for investments in major shareholders included in investments in affiliates is the same as the accounting policy for investment securities.

***Years Ended 31st March, 1999 and 2000***

Listed investment securities are stated principally at the lower of cost or market, and the cost of such securities sold has been determined by the moving average method. Non-listed investment securities

are stated at cost and the cost of such securities sold during these years has been determined by the moving average method.

***Year Ended 31st March, 2001 and Six Months Ended 30th September, 2001***

The Company and its consolidated subsidiaries have adopted a new accounting standard for financial instruments issued by the Business Accounting Deliberation Council which became effective 1st April, 2000. This standard requires that securities be classified by their holding objectives into trading, held-to-maturity and other securities. Other securities include marketable securities and non-marketable securities.

Securities held for trading purposes are stated at market value and the cost of securities sold is determined by the moving average method.

Debt securities held-to-maturity are carried at amortised cost.

Marketable securities classified as other securities are stated at market value as of the balance sheet date and the cost of securities sold has been determined by the moving average method. Unrealised gain or loss on marketable securities classified as other securities is included as a component of shareholders' equity, net of the applicable taxes. Non-marketable securities classified as other securities are stated at cost and the cost of securities sold has been determined by the moving average method.

As a result of the adoption of this standard, income before income taxes for the year ended 31st March, 2001 decreased by ¥488 million (*U.S.$4,087 thousand*) from the amount which would have been recorded under the method followed in the prior year. In addition, investment securities, investments in affiliates and other assets reflected at 31st March, 2001 were higher than the corresponding amounts which would have been recorded under the method followed in the prior year by ¥81,879 million (*U.S.$685,754 thousand*), ¥878 million (*U.S.$7,353 thousand*) and ¥405 million (*U.S.$3,392 thousand*), respectively. As a result, total assets increased by ¥83,162 million (*U.S.$696,499 thousand*) over the amount which would have been recorded if the previous year's method had been followed.

***Derivative Financial Instruments***

Derivative financial instruments are generally required to be stated at fair value. However, the Company and certain consolidated subsidiaries may from time to time enter into interest rate swap agreements in order to manage certain risks arising from adverse fluctuations in the interest rates on their bank loans. The Company and certain consolidated subsidiaries have implemented internal regulations under which they will so hedge any significant interest rate risks. These interest rate swaps meet the criteria for special hedge accounting, under which interest on the swap agreements is accrued as incurred. Hedge accounting has been used, although no evaluation of the effectiveness of the interest rate swaps which meet the above conditions has been undertaken, as is permitted by the accounting standard for financial instruments.

***Inventories***

Inventories are stated at cost determined by the identified cost method.

***Depreciation of Property and Equipment***

Property and equipment are recorded at cost. Depreciation is calculated principally by the declining-balance method over the useful lives of the related assets. The Company and its domestic consolidated subsidiaries have individually estimated the useful lives of a portion of their machinery and equipment by determining when the machinery and equipment can be judged to be significantly obsolete because of advancements in technology.

Buildings (excluding structures attached to the buildings) acquired on or after 1st April, 1998 by the Company and its domestic consolidated subsidiaries have been depreciated by the straight-line method over the periods prescribed.

***Amortisation of Software and Other Intangibles***

Development costs of computer software to be sold are amortised based on the estimated volume of sales or the estimated sales revenue, with the minimum amortisation amount calculated based on a useful life of 3 years. Software intended for use by the Company for the purpose of rendering customer services is being amortised over a useful life of up to 5 years.

A revised accounting standard for research and development costs issued by the Business Accounting Deliberation Council became effective 1st April, 1999. The Company, however, has continued to follow the former accounting policy both for software to be sold and software intended for internal use if the development was commenced during and prior to the year ended 31st March, 1999. According to this prior accounting policy, software to be sold was recorded as an inventory item and was amortised based on its estimated volume of sales. Subcontractor costs related to software intended for internal use were recorded as long-term prepaid expenses and amortised by the straight-line method over their estimated useful lives.

The presentation of software for the year ended 31st March, 2000 was changed in accordance with the current standard. As a result of adopting the new standard, software included in inventories and long-term prepaid expenses in prior years has been reclassified as "software and other intangibles" in the accompanying consolidated financial statements for the years ended 31st March, 2000 and 2001 and the six months ended 30th September, 2001.

Intangible assets other than computer software to be sold and software intended for internal use were amortised by the straight-line method over their estimated useful lives for the years ended 31st March, 2000 and 2001 and the six months ended 30th September, 2000 and 2001.

***Allowance for Doubtful Accounts***

An allowance for doubtful accounts was formerly provided at the maximum amount allowable for income tax purposes plus an estimate of the amount of specific uncollectible accounts for the years ended 31st March, 1999 and 2000.

The allowance for doubtful accounts has been provided based on the Company's and its consolidated subsidiaries' historical experience with respect to write-offs and based on an estimate of the amount of specific uncollectible accounts for the year ended 31st March, 2001 and the six months ended 30th September, 2000 and 2001.

***Goodwill***

Goodwill is expensed at the time of acquisition.

***Retirement and Severance Benefits for Employees***

Employees of the Company and its domestic consolidated subsidiaries who terminate their employment are entitled, under most circumstances, to lump-sum payments and/or annuity payments as described below, determined by reference to their current basic rate of pay, length of service and the conditions under which the termination occurs.

The Company and certain of its domestic consolidated subsidiaries have noncontributory defined benefit pension plans funded through trust banks and insurance companies (the "employee pension plans").

In addition, substantially all employees of the Company and employees of its consolidated domestic subsidiaries were covered under an industry-wide, multi-employer welfare pension plan administered by the Japan Securities Dealers Employees' Pension Fund in coordination with the contributory governmental welfare pension plan (the "welfare pension plan") until the withdrawal of the Company and certain of its consolidated domestic subsidiaries from the welfare pension plan during the six months ended 30th September, 2001. The welfare pension plan consisted of a contributory and a non-contributory portion. The non-contributory portion of the welfare pension plan was funded as an additional portion of the contributory governmental welfare pension plan in conformity with the funding requirements and with the applicable regulations stipulated by the Japanese government.

With respect to the allowance for employees' retirement benefits for the portion of the lump-sum payments, the Company and its domestic consolidated subsidiaries provide the unamortised total amount which would be required to be paid if all eligible employees voluntarily terminated their employment at the balance sheet date less the benefits to be covered by the employee pension plans until the year ended 31st March, 2000. In addition, for the annuity payment portion, certain subsidiaries already reflected the liabilities for the prior year service cost recognised under the employee pension plans for the year ended 31st March, 1999.

The Company and its domestic consolidated subsidiaries have adopted a revised accounting standard for retirement benefits for employees, which was issued by the Business Accounting

Deliberation Council and became effective on 1st April, 2000. As a result, retirement and severance benefits for the year ended 31st March, 2001 have been provided on an accrual basis as of the balance sheet date based on an estimate of the projected benefit obligation and the employee pension plan assets. The retirement benefit obligation at transition was expensed upon transition. Actuarial gain or loss was charged to income as incurred.

The effect of the adoption of the new standard for retirement benefits was to decrease operating profit and income before income taxes by ¥686 million (*U.S.$5,745 thousand*) and ¥7,152 million (*U.S.$59,899 thousand*), respectively, for the year ended 31st March, 2001.

Until the withdrawal from the welfare pension plan, the allowance for the welfare pension plan was estimated and provided in order to prepare for future payments under the welfare pension plan needed to cover the portion of the pension liability exceeding the fair appraisal value of the pension plan assets, allocated to the Company and certain of its domestic consolidated subsidiaries. During the year ended 31st March, 2000, the Company noted that the welfare pension plan was facing certain difficulties due to the low rate of return on the plan assets, primarily as a result of the low interest rates in Japan and the decrease in the number of participants. The Company and certain of its domestic consolidated subsidiaries calculated the future benefit payment obligation in excess of the fair value of the assets funded for the welfare pension plan, and recorded a liability of ¥10,574 million for the year ended 31st March, 2000 and increased this liability by ¥974 million (*U.S.$8,157 thousand*) for the year ended 31st March, 2001. However, the allowance for the welfare pension plan was reversed as of 30th September, 2001 because of the withdrawal from the welfare pension plan. Upon withdrawal, ¥3,401 million (*U.S.$28,484 thousand*) (unaudited) of the allowance amount was contributed to the fund and the remaining ¥8,147 million (*U.S.$68,233 thousand*) (unaudited) was recorded in other income for the six months ended 30th September, 2001.

The required contributions to the welfare pension plan were accounted for as service cost based on the revised accounting standard for retirement benefits for employees, Supplement No. 12.

***Accrual for Retirement Benefits for Directors and Statutory Auditors***

The Company and its domestic consolidated subsidiaries provide an accrual for retirement benefits for directors and statutory auditors at the amount which would be required to be paid in accordance with the Company's or its domestic consolidated subsidiaries' internal regulations if all directors and statutory auditors resigned at the balance sheet date.

The Company and its domestic consolidated subsidiaries changed their method of accounting for retirement benefits for directors and statutory auditors for the year ended 31st March, 1999. Until the year ended 31st March, 1998, the Company and its domestic subsidiaries had expensed retirement benefits to directors when these were approved and paid.

The effect of this change in accounting policy at the beginning of the year ended 31st March, 1999 was ¥991 million and was charged to other expenses – other, net. This change also decreased operating profit and income before income taxes by ¥206 million and ¥1,197 million, respectively, for the year ended 31st March, 1999.

***Translation Adjustments***

The Company and its consolidated subsidiaries have adopted a revised accounting standard for foreign currency translation effective 1st April, 2000. Adoption of this standard has had no material impact on the consolidated financial position or results of operations for the year ended 31st March, 2001, except for the reclassification of translation adjustments from a component of assets to shareholders' equity.

***Leases***

Where financing leases do not transfer ownership of the leased property to the lessee, the leased property is not capitalised and the related rental and lease expenses are charged to income as incurred.

***Revenue Recognition***

In principle, revenue arising from research, consulting projects and system development projects is recognised based on the percentage-of-completion method and revenue from other projects is recognised when these services have been rendered.

***Research and Development Expenses***

Research and development expenses are charged to selling, general and administrative expenses as incurred.

***Income Taxes***

For the year ended 31st March, 1999, income taxes were accrued on the basis of the taxable income reported in the Company's and its consolidated subsidiaries' income tax returns and no provision was made for deferred income taxes arising from temporary differences between financial and tax reporting.

Effective 1st April, 1999, the Company and its consolidated subsidiaries adopted tax-effect accounting in accordance with an accounting standard issued by the Business Accounting Deliberation Council in March 1998. As a result, net income increased by ¥5,396 million and retained earnings increased by ¥10,085 million for the year ended 31st March, 2000. The cumulative effect of this change at 1st April, 1999 was credited directly to retained earnings and was reported as "Cumulative effect of adoption of tax-effect accounting" in the consolidated statement of changes in shareholders' equity for the year ended 31st March, 2000.

***Per Share Data***

The computation of basic net income and net assets per share is based on the weighted average number of shares of common stock outstanding during each year and the number of shares outstanding at each balance sheet date, respectively. Diluted net income per share has not been computed as neither the Company nor its consolidated subsidiaries have issued debentures, convertible bonds, stock options or warrants which would be potentially dilutive.

**2. U.S. Dollar Amounts**

The Company maintains its books of account in yen. The U.S. dollar amounts included in the accompanying consolidated financial statements and the notes thereto represent the arithmetic results of translating yen into dollars at ¥119.40 = U.S.$1.00, the rate of exchange prevailing on 30th September, 2001. The U.S. dollar amounts are included solely for the convenience of the reader and the translation is not intended to imply that the assets and liabilities which originated in yen have been or could be readily converted, realised or settled in U.S. dollars at the above or any other rate.

**3. Market Value Information**

1) The following is a summary of marketable equity securities included in investment securities and investments in affiliates at 31st March, 2000:

| | Carrying amount | Market value | Gross unrealised gain |
|---|---|---|---|
| | | (Millions of yen) | |
| Noncurrent: | | | |
| Marketable equity securities | ¥ 3,872 | ¥ 186,343 | ¥ 182,471 |

In addition to the securities presented above, the Company and its consolidated subsidiaries held the following non-marketable investment securities and investments in unlisted affiliates at 31st March, 2000:

| | (Millions of yen) |
|---|---|
| Noncurrent: | |
| Non-marketable equity securities | ¥ 14,440 |
| Non-marketable domestic bonds | 7,000 |

2) The following is a summary of other securities included in short-term investment securities, investment securities and investments in affiliates at 31st March, 2001 and 30th September, 2001:

a) Marketable securities classified as other securities

| | **Acquisition costs** | | **Carrying amount** | | **Unrealised gain** | |
|---|---|---|---|---|---|---|
| | **31st March, 2001** | **30th September, 2001** | **31st March, 2001** | **30th September, 2001** | **31st March, 2001** | **30th September, 2001** |
| | | **(Unaudited)** | | **(Unaudited)** | | **(Unaudited)** |
| | | | **(Millions of yen)** | | | |
| Equity securities | ¥ 2,602 | ¥ 3,203 | ¥ 85,360 | ¥ 46,982 | ¥ 82,758 | ¥ 43,779 |

| | *Acquisition costs* | | *Carrying amount* | | *Unrealised gain* | |
|---|---|---|---|---|---|---|
| | *31st March, 2001* | *30th September, 2001* | *31st March, 2001* | *30th September, 2001* | *31st March, 2001* | *30th September, 2001* |
| | | *(Unaudited)* | | *(Unaudited)* | | *(Unaudited)* |
| | | | *(Thousands of U.S. dollars)* | | | |
| Equity securities | *$ 21,792* | *$ 26,826* | *$ 714,908* | *$ 393,484* | *$ 693,116* | *$ 366,658* |

Proceeds from gain and loss on marketable securities classified as other securities during the year ended 31st March, 2001 were as follows:

| | **(Millions of yen)** | *(Thousands of U.S. dollars)* |
|---|---|---|
| Proceeds | ¥ 30,185 | *$ 252,806* |
| Gross gain | 26,496 | *221,910* |
| Gross loss | 797 | *6,675* |

b) Non-marketable securities classified as other securities

| | **31st March, 2001** | **30th September, 2001** | *31st March, 2001* | *30th September, 2001* |
|---|---|---|---|---|
| | | **(Unaudited)** | | *(Unaudited)* |
| | **(Millions of yen)** | | *(Thousands of U.S. dollars)* | |
| Noncurrent: | | | | |
| Equity securities | ¥ 10,642 | ¥ 11,294 | *$ 89,129* | *$ 94,590* |
| Domestic bonds due within 5 years | 7,000 | 7,000 | *58,626* | *58,626* |
| Other (money management funds) | 20,001 | 20,010 | *167,513* | *167,588* |
| Other (free financial funds) | – | 15,002 | – | *125,645* |

**4. Derivatives**

Because no derivative financial instruments were held by the Company and its consolidated subsidiaries at 31st March, 2000 and all derivatives held by a certain consolidated subsidiary at 31st March, 2001 were for hedging purposes, the related information on their respective market value is not presented.

**5. Accounts Receivable and Other Receivables**

For projects which have not been completed as of the balance sheet date, the percentage-of-completion method is applied and the estimated revenue considered to be earned from each project has been included in accounts receivable and other receivables in amounts of ¥8,057 million, ¥6,218 million (*U.S.$52,077 thousand*) and ¥17,774 million (*U.S.$148,861 thousand*) (unaudited) for the years ended 31st March, 2000 and 2001 and the six months ended 30th September, 2001, respectively.

**6. Property and Equipment**

Property and equipment are summarised as follows:

| | Useful life | 31st March, 2000 | 31st March, 2001 | 30th September, 2001 | *31st March, 2001* | *30th September, 2001* |
|---|---|---|---|---|---|---|
| | | | | (Unaudited) | | *(Unaudited)* |
| | Years | (Millions of yen) | | | *(Thousands of U.S. dollars)* | |
| Land | | ¥ 11,276 | ¥ 8,089 | ¥ 8,089 | *$ 67,747* | *$ 67,747* |
| Buildings | 15-50 | 36,176 | 30,613 | 31,356 | *256,390* | *262,613* |
| Machinery and equipment | 3-15 | 49,868 | 43,296 | 43,447 | *362,614* | *363,878* |
| Less: Accumulated depreciation | | (58,540) | (49,985) | (50,534) | *(418,635)* | *(423,233)* |
| Property and equipment, net | | ¥ 38,780 | ¥ 32,013 | ¥ 32,358 | *$ 268,116* | *$ 271,005* |

**7. Other Assets**

Other assets consisted of the following:

| | 31st March, 2000 | 31st March, 2001 | 30th September, 2001 | *31st March, 2001* | *30th September, 2001* |
|---|---|---|---|---|---|
| | | | (Unaudited) | | *(Unaudited)* |
| | (Millions of yen) | | | *(Thousands of U.S. dollars)* | |
| Lease deposits | ¥ 6,435 | ¥ 6,862 | ¥ 8,176 | *$ 57,471* | *$ 68,476* |
| Investment partnerships | 1,158 | 2,193 | 2,321 | *18,367* | *19,439* |
| Other | 3,342 | 2,080 | 1,896 | *17,420* | *15,880* |
| Other assets | ¥ 10,935 | ¥ 11,135 | ¥ 12,393 | *$ 93,258* | *$ 103,795* |

Other in other assets includes golf club memberships.

**8. Pledged Assets**

The following assets at 31st March, 2001 and 30th September, 2001 were pledged as collateral for obligations of the Company:

| | 31st March, 2001 | 30th September, 2001 | *31st March, 2001* | *30th September, 2001* |
|---|---|---|---|---|
| | | (Unaudited) | | *(Unaudited)* |
| | (Millions of yen) | | *(Thousands of U.S. dollars)* | |
| Land | ¥ 2,682 | ¥ 2,682 | *$ 22,462* | *$ 22,462* |
| Buildings, net | 1,197 | 1,173 | *10,025* | *9,824* |
| | ¥ 3,879 | ¥ 3,855 | *$ 32,487* | *$ 32,286* |

The obligations at 31st March, 2001 and 30th September, 2001 secured by such collateral were:

| | 31st March, 2001 | 30th September, 2001 | *31st March, 2001* | *30th September, 2001* |
|---|---|---|---|---|
| | | (Unaudited) | | *(Unaudited)* |
| | (Millions of yen) | | *(Thousands of U.S. dollars)* | |
| Long-term debt due within one year | ¥ 208 | ¥ 208 | *$ 1,742* | *$ 1,742* |
| Long-term debt | 2,726 | 2,622 | *22,831* | *21,960* |
| | ¥ 2,934 | ¥ 2,830 | *$ 24,573* | *$ 23,702* |

## 9. Short-Term Borrowings and Long-Term Debt

Unsecured short-term borrowings at 31st March, 2000 and 2001 represent short-term bank borrowings, which were scheduled to mature within one year at weighted average interest rates of 0.6 per cent. and 0.7 per cent.

Long-term debt consisted of the following:

| | 31st March, 2000 | 31st March, 2001 | 30th September, 2001 | *31st March, 2001* | *30th September, 2001* |
|---|---|---|---|---|---|
| | | | (Unaudited) | | *(Unaudited)* |
| | (Millions of yen) | | | *(Thousands of U.S. dollars)* | |
| Loans principally from banks and insurance companies due through 2015.. .. .. .. .. .. .. | ¥ 7,600 | ¥ 6,134 | ¥ 4,830 | *$ 51,374* | *$ 40,452* |
| Less current portion .. .. .. .. .. | 4,400 | 2,608 | 1,608 | *21,843* | *13,467* |
| Long-term debt.. .. .. .. .. .. .. | ¥ 3,200 | ¥ 3,526 | ¥ 3,222 | *$ 29,531* | *$ 26,985* |

The weighted average interest rates on long-term debt due within one year were 1.5 per cent., 1.9 per cent. and 2.2 per cent. at 31st March, 2000 and 2001 and 30th September, 2001, respectively, and the weighted average interest rates on the noncurrent portion of long-term debt were 1.9 per cent., 3.0 per cent. and 3.0 per cent. at 31st March, 2000 and 2001 and 30th September, 2001, respectively.

The annual maturities of long-term debt subsequent to 31st March, 2001 and 30th September, 2001 are summarised as follows:

| Years to maturities | 31st March, 2001 | 30th September, 2001 | *31st March, 2001* | *30th September, 2001* |
|---|---|---|---|---|
| | | (Unaudited) | | *(Unaudited)* |
| | (Millions of yen) | | *(Thousands of U.S. dollars)* | |
| Due within one year.. .. .. .. .. .. .. .. .. .. .. .. | ¥ 2,608 | ¥ 1,608 | *$ 21,843* | *$ 13,467* |
| Due in 1-2 years .. .. .. .. .. .. .. .. .. .. .. .. | 608 | 608 | *5,092* | *5,092* |
| Due in 2-3 years .. .. .. .. .. .. .. .. .. .. .. .. | 608 | 408 | *5,092* | *3,417* |
| Due in 3-4 years .. .. .. .. .. .. .. .. .. .. .. .. | 208 | 208 | *1,742* | *1,742* |
| Due after 4 years .. .. .. .. .. .. .. .. .. .. .. .. | 2,102 | 1,998 | *17,605* | *16,734* |
| Total .. .. .. .. .. .. .. .. .. .. .. .. .. .. .. | ¥ 6,134 | ¥ 4,830 | *$ 51,374* | *$ 40,452* |

## 10. Retirement and Severance Benefits

The following table sets forth the funded and accrued status of the retirement and severance benefit plans, and the amounts recognised in the consolidated balance sheet at 31st March, 2001 for the Company's and its consolidated subsidiaries' defined benefit plans:

| | (Millions of yen) | *(Thousands of U.S. dollars)* |
|---|---|---|
| Retirement benefit obligation .. .. .. .. .. .. .. .. .. .. .. .. .. .. | ¥ (40,546) | *$ (339,581)* |
| Plan assets at fair value.. .. .. .. .. .. .. .. .. .. .. .. .. .. .. | 20,814 | *174,322* |
| Unfunded retirement benefit obligation recognised on the balance sheet .. | ¥ (19,732) | *$ (165,259)* |

In addition to the above pension plan assets, the assets of the welfare pension plan amounted to ¥22,757 million (*U.S.$190,595 thousand*) at 31st March, 2001.

The components of retirement benefit expenses for the year ended 31st March, 2001 are outlined as follows:

| | (Millions of yen) | *(Thousands of U.S. dollars)* |
|---|---|---|
| Service cost | ¥ 3,242 | *$ 27,152* |
| Interest cost | 999 | *8,367* |
| Expected return on plan assets | (310) | *(2,596)* |
| Provision for net retirement benefit obligation at transition | 344 | *2,881* |
| Actuarial loss | 6,122 | *51,273* |
| Total | ¥ 10,397 | *$ 87,077* |

Contributions to the welfare pension plan are included in service cost presented above.

The assumptions used in accounting for the above plans are summarised as follows:

| | 31st March, 2001 |
|---|---|
| Discount rate at beginning of year | 3.0% |
| Discount rate at end of year | 2.4% |
| Expected rate of return on plan assets | 1.5% |

## 11. Other Long-Term Liabilities

Other long-term liabilities included accrual for retirement benefits for directors and statutory auditors in amounts of ¥1,210 million, ¥995 million (*U.S.$8,333 thousand*) and ¥1,015 million (*U.S.$8,501 thousand*) (unaudited) at 31st March, 2000 and 2001 and 30th September, 2001, respectively.

## 12. Income Taxes

The significant components of deferred income tax assets and liabilities were as follows:

| | 31st March, | | *31st March,* |
|---|---|---|---|
| | 2000 | 2001 | 2001 |
| | (Millions of yen) | | *(Thousands of U.S. dollars)* |
| Deferred income tax assets: | | | |
| Employees' retirement benefits | ¥ 3,868 | ¥ 6,876 | *$ 57,588* |
| Welfare pension plan | 4,441 | 4,850 | *40,620* |
| Depreciation | 3,559 | 3,811 | *31,918* |
| Accrued bonuses | 1,283 | 1,577 | *13,208* |
| Other | 1,536 | 2,752 | *23,048* |
| | 14,687 | 19,866 | *166,382* |
| Deferred income tax liabilities: | | | |
| Unrealised gain on other securities | – | (35,133) | *(294,246)* |
| Special tax-purpose reserve | (4,586) | (5,861) | *(49,087)* |
| Other | (38) | (60) | *(503)* |
| | (4,624) | (41,054) | *(343,836)* |
| Deferred tax assets (liabilities), net | ¥ 10,063 | ¥ (21,188) | *$ (177,454)* |

Income taxes applicable to the Company and its consolidated subsidiaries consist of corporation, inhabitants' and enterprise taxes which, in the aggregate, resulted in statutory tax rates of approximately 48 per cent., 42 per cent. and 42 per cent. for the years ended 31st March, 1999, 2000 and 2001, respectively. The effective tax rates reflected in the accompanying consolidated statements of income differ from the statutory tax rates primarily due to the effect of permanent nondeductible expenses. A reconciliation of the difference between the effective tax rates and the statutory tax rates has not been presented for the years ended 31st March, 2000 and 2001 because the difference was not material. The

difference for the year ended 31st March, 2000 was considered to be immaterial after the additional tax effect was excluded from the computation.

### 13. Shareholders' Equity

The Commercial Code of Japan provides that an amount not less than 10 per cent. of all appropriations of retained earnings which resulted in cash payments be appropriated to the legal reserve until the reserve equals 25 per cent. of stated capital. This reserve is not available for dividends but may be used to reduce a deficit or may be transferred to stated capital (common stock). Unrealised gain on other securities is also not available for dividends.

The amount of retained earnings of the Company available for distribution to the shareholders is determined based upon the non-consolidated financial statements prepared in accordance with the Commercial Code. At 31st March, 2001, the amount of unrestricted retained earnings available for dividends was ¥82,212 million (*U.S.$688,543 thousand*).

On 18th May, 2000, the Board of Directors of the Company approved a resolution for a stock split (from a par value of ¥500 to ¥50) effective 8th August, 2000, which resulted in an increase in the number of shares in issue of 38,700,000. An amendment to the Articles of Incorporation of the Company to reflect this stock split was approved at a shareholders' meeting held on 30th June, 2000.

Unrealised gain on other securities includes an unrealised gain of ¥517 million (*U.S.$4,330 thousand*) and an unrealised loss of ¥166 million (*U.S.$1,390 thousand*) (unaudited) on investment partnerships recorded as other assets for the year ended 31st March, 2001 and for the six months ended 30th September, 2001.

### 14. Cash and Cash Equivalents

A reconciliation between cash and bank deposits in the consolidated balance sheets at 31st March, 2000 and 2001 and 30th September, 2001 and cash and cash equivalents in the corresponding statements of cash flows is as follows:

| | 31st March, | | 30th September, | *31st March,* | *30th September,* |
|---|---|---|---|---|---|
| | 2000 | 2001 | 2001 | *2001* | *2001* |
| | | | (Unaudited) | | *(Unaudited)* |
| | | (Millions of yen) | | *(Thousands of U.S. dollars)* | |
| Cash and bank deposits.. .. .. .. | ¥ 34,392 | ¥ 64,131 | ¥ 20,317 | *$ 537,110* | *$ 170,159* |
| Short-term investments maturing within three months from the acquisition date .. .. .. .. | – | 20,001 | 35,012 | *167,513* | *293,233* |
| Total .. .. .. .. .. .. .. .. .. .. .. | 34,392 | 84,132 | 55,329 | *704,623* | *463,392* |
| Less: | | | | | |
| Time deposits with a maturity of more than three months when deposited .. .. .. .. .. .. .. .. | – | 9 | 8 | *75* | *67* |
| Cash and cash equivalents.. .. .. | ¥ 34,392 | ¥ 84,123 | ¥ 55,321 | *$ 704,548* | *$ 463,325* |

## 15. Per Share Data

The per share data are summarised as follows:

| | 31st March, | | | 30th September, | 31st March, | 30th September, |
|---|---|---|---|---|---|---|
| | 1999 | 2000 | 2001 | 2001 | *2001* | *2001* |
| | | | | (Unaudited) | | *(Unaudited)* |
| | | (Yen) | | | *(U.S. dollars)* | |
| Per share data: | | | | | | |
| Net income .. .. | ¥ 189.51 | ¥ 119.32 | ¥ 590.27 | ¥ 300.99 | *$ 4.94* | *$ 2.52* |
| Shareholders' equity .. .. .. | 1,888.20 | 2,135.76 | 3,841.20 | 3,583.52 | *32.17* | *30.01* |

The per share data as of and for the years ended 31st March, 1999 and 2000 have been adjusted retroactively for the stock split on 8th August, 2000. The per share data for the year ended 31st March, 2001 has been calculated on the assumption that the stock split became effective 1st April, 2000.

## 16. Leases

*1)* *Lessee*

a) Finance leases

Property leased by the Company or its consolidated subsidiaries has not been capitalised because the respective finance leases do not transfer ownership of the leased property to the Company, its consolidated subsidiaries, or its customers.

Property held under finance leases which are not capitalised is summarised as follows:

| | 31st March, | | 30th September, | 31st March, | 30th September, |
|---|---|---|---|---|---|
| | 2000 | 2001 | 2001 | *2001* | *2001* |
| | | | (Unaudited) | | *(Unaudited)* |
| | | (Millions of yen) | | *(Thousands of U.S. dollars)* | |
| Estimated: | | | | | |
| Acquisition costs of leased property .. .. .. .. .. .. | ¥ 12,282 | ¥ 15,251 | ¥ 16,430 | *$ 127,730* | *$ 137,605* |
| Accumulated depreciation | (4,031) | (6,295) | (7,601) | *(52,722)* | *(63,660)* |
| Net carrying amount .. .. .. | ¥ 8,251 | ¥ 8,956 | ¥ 8,829 | *$ 75,008* | *$ 73,945* |

Future minimum lease payments are summarised as follows:

| | 31st March, | | 30th September, | 31st March, | 30th September, |
|---|---|---|---|---|---|
| | 2000 | 2001 | 2001 | *2001* | *2001* |
| | | | (Unaudited) | | *(Unaudited)* |
| | | (Millions of yen) | | *(Thousands of U.S. dollars)* | |
| Future minimum lease payments due: | | | | | |
| Within one year .. .. .. | ¥ 2,275 | ¥ 3,385 | ¥ 3,662 | *$ 28,350* | *$ 30,670* |
| Thereafter .. .. .. .. .. | 6,119 | 6,960 | 6,748 | *58,291* | *56,516* |
| Total .. .. .. .. .. .. .. .. | ¥ 8,394 | ¥ 10,345 | ¥ 10,410 | *$ 86,641* | *$ 87,186* |

Lease payments, depreciation and interest expenses for these finance leases are summarised as follows:

| | Year ended 31st March, 1999 | Year ended 31st March, 2000 | Year ended 31st March, 2001 | Six months ended 30th September, 2000 | Six months ended 30th September, 2001 | *Year ended 31st March, 2001* | *Six months ended 30th September, 2001* |
|---|---|---|---|---|---|---|---|
| | | | | (Unaudited) | | | *(Unaudited)* |
| | (Millions of yen) | | | | | *(Thousands of U.S. dollars)* | |
| Lease payments .. .. .. | ¥ 2,484 | ¥ 2,684 | ¥ 2,899 | ¥ 1,373 | ¥ 1,654 | *$ 24,280* | *$ 13,853* |
| Depreciation.. .. .. .. .. | 2,228 | 2,560 | 2,779 | 1,318 | 1,577 | *23,275* | *13,208* |
| Interest expenses .. .. .. | 329 | 178 | 172 | 85 | 87 | *1,441* | *729* |

b) Operating leases

Future minimum lease payments are summarised as follows:

| | 31st March, 2000 | 31st March, 2001 | 30th September, 2001 | *31st March, 2001* | *30th September, 2001* |
|---|---|---|---|---|---|
| | | | (Unaudited) | | *(Unaudited)* |
| | (Millions of yen) | | | *(Thousands of U.S. dollars)* | |
| Future minimum lease payments due: | | | | | |
| Within one year.. .. .. .. | ¥ 243 | ¥ 223 | ¥ 289 | *$ 1,868* | *$ 2,420* |
| Thereafter.. .. .. .. .. .. | 552 | 592 | 575 | *4,958* | *4,816* |
| Total .. .. .. .. .. .. .. .. | ¥ 795 | ¥ 815 | ¥ 864 | *$ 6,826* | *$ 7,236* |

2) *Lessor*

Lease revenues on finance leases and future minimum lease payments receivable are summarised as follows:

Property held under finance leases is summarised as follows:

| | 31st March, 2000 | 31st March, 2001 | 30th September, 2001 | *31st March, 2001* | *30th September, 2001* |
|---|---|---|---|---|---|
| | | | (Unaudited) | | *(Unaudited)* |
| | (Millions of yen) | | | *(Thousands of U.S. dollars)* | |
| Acquisition costs of leased property .. .. .. .. .. .. | ¥ 4,381 | ¥ 1,335 | ¥ 1,333 | *$ 11,181* | *$ 11,164* |
| Accumulated depreciation.. | (1,907) | (817) | (1,050) | *(6,843)* | *(8,794)* |
| Net carrying amount.. .. .. | ¥ 2,474 | ¥ 518 | ¥ 283 | *$ 4,338* | *$ 2,370* |

Future minimum lease payments receivable are summarised as follows:

| | 31st March, 2000 | 31st March, 2001 | 30th September, 2001 | *31st March, 2001* | *30th September, 2001* |
|---|---|---|---|---|---|
| | | | (Unaudited) | | *(Unaudited)* |
| | (Millions of yen) | | | *(Thousands of U.S. dollars)* | |
| Future minimum lease payments receivable due: | | | | | |
| Within one year.. .. .. | ¥ 1,528 | ¥ 501 | ¥ 338 | *$ 4,196* | *$ 2,831* |
| Thereafter .. .. .. .. .. | 2,073 | 139 | 13 | *1,164* | *109* |
| Total .. .. .. .. .. .. .. .. | ¥ 3,601 | ¥ 640 | ¥ 351 | *$ 5,360* | *$ 2,940* |

Lease revenue, depreciation and interest income for these finance leases are summarised as follows:

| | Year ended 31st March, | | | Six months ended 30th September, | | *Year ended 31st March,* | *Six months ended 30th September,* |
|---|---|---|---|---|---|---|---|
| | 1999* | 2000 | 2001 | 2000 | 2001 | *2001* | *2001* |
| | | | | (Unaudited) | | | *(Unaudited)* |
| | | (Millions of yen) | | | | *(Thousands of U.S. dollars)* | |
| Lease revenue | ¥ 796 | ¥ 1,113 | ¥ 765 | ¥ 366 | ¥ 285 | *$ 6,407* | *$ 2,387* |
| Depreciation | 596 | 871 | 597 | 304 | 238 | *5,000* | *1,993* |
| Interest income | – | 377 | 143 | 52 | 35 | *1,198* | *293* |

* Interest income has been included in lease revenue.

In addition to the above, future minimum lease payments receivable related to subleases are summarised as follows:

| | 31st March, 2001 | 30th September, 2001 | *31st March, 2001* | *30th September, 2001* |
|---|---|---|---|---|
| | | (Unaudited) | | *(Unaudited)* |
| | (Millions of yen) | | *(Thousands of U.S. dollars)* | |
| Future minimum lease payments receivables due: | | | | |
| Within one year | ¥ 872 | ¥ 1,012 | *$ 7,303* | *$ 8,476* |
| Thereafter | 1,658 | 2,079 | *13,886* | *17,412* |
| Total | ¥ 2,530 | ¥ 3,091 | *$ 21,189* | *$ 25,888* |

* Approximately the same amount has been included in the lessees' future minimum lease payments due.

## 17. Selling, General and Administrative Expenses

The details of selling, general and administrative expenses are summarised as follows:

| | 31st March, | | | 30th September, | | *31st March,* | *30th September,* |
|---|---|---|---|---|---|---|---|
| | 1999 | 2000 | 2001 | 2000 | 2001 | *2001* | *2001* |
| | | | | (Unaudited) | | | *(Unaudited)* |
| | | (Millions of yen) | | | | *(Thousands of U.S. dollars)* | |
| Personnel expenses | ¥ 11,366 | ¥ 12,383 | ¥ 13,503 | ¥ 6,489 | ¥ 7,556 | *$ 113,091* | *$ 63,284* |
| Rent | 3,282 | 3,050 | 2,690 | 1,890 | 2,152 | *22,529* | *18,023* |
| Subcontractor costs | 3,636 | 3,719 | 5,183 | 2,019 | 2,687 | *43,409* | *22,504* |
| Other | 7,645 | 6,754 | 8,122 | 3,377 | 3,675 | *68,023* | *30,779* |
| Total | ¥ 25,929 | ¥ 25,906 | ¥ 29,498 | ¥ 13,775 | ¥ 16,070 | *$ 247,052* | *$ 134,590* |

## 18. Research and Development Costs

Research and development costs included in selling, general and administrative expenses are as follows:

| 31st March, | | 30th September, | | *31st March,* | *30th September,* |
|---|---|---|---|---|---|
| 2000 | 2001 | 2000 | 2001 | *2001* | *2001* |
| | | (Unaudited) | | | *(Unaudited)* |
| | (Millions of yen) | | | *(Thousands of U.S. dollars)* | |
| ¥ 2,453 | ¥ 2,620 | ¥ 973 | ¥ 1,350 | *$ 21,943* | *$ 11,307* |

## 19. Other Income (Expenses)

1) *Gain on investment securities*

Gain on investment securities for the year ended 31st March, 2001 consisted principally of gain on the sale of 19,955,708 shares of Kokusai Securities Co., Ltd. net of the loss on the sale of 61,500 shares of Nomura Finance Co., Ltd.

*2) Gain on investments in affiliates*

Gain on investments in affiliates for the years ended 31st March, 1999, 2000 and 2001 and for the six months ended 30th September, 2000 and 2001 is summarised as follows:

| | 31st March, | | | 30th September, | | *31st March,* | *30th September,* |
|---|---|---|---|---|---|---|---|
| | 1999 | 2000 | 2001 | 2000 | 2001 | *2001* | *2001* |
| | | | | (Unaudited) | | | *(Unaudited)* |
| | | | (Millions of yen) | | | *(Thousands of U.S. dollars)* | |
| Gain on sales of investments in affiliates.. .. .. .. | ¥ 5,550 | ¥ 1,836 | ¥ – | ¥ – | ¥ – | $ – | $ – |
| Gain on liquidation of an affiliate.. .. | 65 | 1 | – | – | – | – | – |
| Devaluation of investments in affiliates.. .. .. .. | (69) | – | – | – | – | – | – |
| Loss on sales of investments in affiliates.. .. .. .. | – | (408) | – | – | – | – | – |
| Loss on liquidation of affiliates.. .. .. .. | – | (616) | – | – | – | – | – |
| | ¥ 5,546 | ¥ 813 | ¥ – | ¥ – | ¥ – | $ – | $ – |

Gain on sales of investments in affiliates for the years ended 31st March, 1999 and 2000 reflects sales of 300,000 shares of Nomura Land and Building Co., Ltd. in 1999 and 768,700 shares of Nomura Asset Management Co., Ltd. in 2000.

Gain on the liquidation of an affiliate for the years ended 31st March, 1999 and 2000 relates to the liquidation of Nomura Research Institute Deutschland GmbH, which was a non-consolidated subsidiary in 1999, and of Nomura Research International Company Limited in 2000.

Loss on sales of investments in affiliates for the year ended 31st March, 2000 mainly relates to the sale of 12,500 shares of Nomura Europe Investment Holding B.V.

Loss on the liquidation of affiliates for the year ended 31st March, 2000 relates to the liquidations of Naigai Data Service Co., Ltd. and Nomura Computer Systems Europe Limited in amounts of ¥415 million and ¥201 million, respectively.

*3) Actuarial loss and provision for welfare pension plan*

The actuarial loss and the provision for the welfare pension plan for the year ended 31st March, 2001 arose primarily as a result of a change in the discount rates.

*4) Reversal of allowance for the welfare pension plan*

The reversal of allowance for the welfare pension plan for the six months ended 30th September, 2001 resulted from the Company's withdrawal from the welfare pension plan.

## 20. Related Party Transactions

Related party transactions for the years ended 31st March, 1999, 2000 and 2001 and the respective balances at 31st March, 2000 and 2001 were as follows:

### 1) *Transactions*

| Related party | Nature of transaction | 31st March, 1999 | 31st March, 2000 | 31st March, 2001 | *31st March, 2001* |
|---|---|---|---|---|---|
| | | (Millions of yen) | | | *(Thousands of U.S. dollars)* |
| a) Major shareholders | | | | | |
| The Nomura Securities Co., Ltd. (on 1st October, 2001 became Nomura Holdings, Inc.) | Sales | ¥ 33,563 | ¥ 36,462 | ¥ 46,421 | *$ 388,786* |
| | Sale of investment in Nomura Investor Relations Co., Ltd. | – | 134 | – | – |
| | Gain on above sale | – | 54 | – | – |
| | Sale of investment in Nomura Satellite Communications Co., Ltd. | – | 131 | – | – |
| | Gain on above sale | – | 11 | – | – |
| | Sale of investment securities of Nomura Research and Advisory Co., Ltd. | – | 110 | – | – |
| | Gain on above sale | – | 60 | – | – |
| | Sale of investment in Nomura Asset Management Co., Ltd. | – | 6,918 | – | – |
| | Gain on above sale | – | 1,827 | – | – |
| Nomura Land and Building Co., Ltd. | Sale of investment in Nomura Europe Investment Holding B.V. | – | 384 | – | – |
| | Loss on above sale | – | 518 | – | – |
| Nomura Asset Management Co., Ltd. | Sale of investment in Axa Rosenberg Investment Management Co., Ltd. | – | 86 | – | – |
| | Loss on above sale | – | 13 | – | – |
| | Sale of investment securities of Nomura Asset Management U.S.A. Inc. | – | 249 | – | – |
| | Loss on above sale | – | 147 | – | – |
| | Sales of investments in affiliates | 4,851 | – | – | – |
| b) Consolidated subsidiary | | | | | |
| NRI Shared Service Co., Ltd. | Sale of land and buildings | – | – | 4,119 | *34,497* |
| | Gain on above sale* | – | – | 53 | *444* |
| | Loss on above sale | – | – | 4,516 | *37,822* |
| | * This gain has been eliminated in the process of consolidation. | | | | |
| c) Major shareholders' subsidiaries | | | | | |
| Nomura Real Estate Development Co., Ltd. | Rent | 4,626 | 3,974 | 3,703 | *31,013* |
| | Purchase of investment securities | 728 | – | – | – |
| Nomura Finance Co., Ltd. | Purchase of leased assets and lease receivables | – | 1,411 | – | – |
| | Acquisition of beneficial interest in lease receivables | 1,000 | – | – | – |
| N.F. Biru Investments Co., Ltd. | Purchase of investment securities (bonds) | 7,000 | – | – | – |
| | Interest received | – | 202 | 202 | *1,692* |

### 2) *Balances*

| Related party | Nature of transaction | 31st March, 2000 | 31st March, 2001 | *31st March, 2001* |
|---|---|---|---|---|
| | | (Millions of yen) | | *(Thousands of U.S. dollars)* |
| a) Major shareholders | | | | |
| The Nomura Securities Co., Ltd. | Accounts receivable and other receivables | ¥ 3,797 | ¥ 4,794 | *$ 40,151* |
| | Lease deposits received | 4,000 | 4,000 | *33,501* |
| b) Major shareholders' subsidiaries | | | | |
| Nomura Real Estate Development Co., Ltd. | Lease deposits paid | 3,264 | 2,984 | *24,992* |
| N.F. Biru Investments Co., Ltd. | Investment securities (bonds) | 7,000 | 7,000 | *58,626* |

## 21. Contingent Liabilities

The Company guaranteed unsecured bonds issued by South Plaza Co. in amounts of ¥11,520 million, ¥11,256 million, ¥10,992 million (*U.S.$92,060 thousand*) and ¥10,860 million (*U.S.$90,955 thousand*) (unaudited) at 31st March, 1999, 2000 and 2001 and 30th September, 2001, respectively. In March 1999, the Company entered into a trust agreement for real estate management and disposal and contributed land and buildings which had been used as its Osaka Data Center to the trust in exchange for a beneficial interest in this trust, for which the Daiwa Bank was engaged as custodian. The Company then sold this beneficial interest to South Plaza Co., which is a domestic special purpose company. South Plaza Co. issued unsecured bonds as a means of securitisation and the Company guaranteed these bonds. Cash flows generated by the real estate assets in the trust are being utilised for the future repayment of the principal of the bonds and payment of interest on the bonds.

## 22. Segment Information

Business segment information is presented under two categories:

- the systems solution services business, which includes developing and managing computer systems, selling software packages and selling computer equipment and related products.
- the consulting/knowledge services business, which includes providing investigation/research services, management consulting services and support services relating to the asset management business and the Company's e-commerce information technology business.

The business segment information of the Company and its consolidated subsidiaries for the years ended 31st March, 1999, 2000 and 2001 and for the six months ended 30th September, 2001, is summarised as follows:

*Business segments*

| | Year ended 31st March, 1999 | | | | |
|---|---|---|---|---|---|
| | System solutions services | Consulting/ knowledge services | Total | Eliminations and corporate | Consolidated |
| | (Millions of yen) | | | | |
| I. Sales and operating profit | | | | | |
| Sales to external customers | ¥ 149,017 | ¥ 26,041 | ¥ 175,058 | ¥ – | ¥ 175,058 |
| Intersegment sales or transfers .. .. .. .. .. .. | 2,529 | 677 | 3,206 | (3,206) | – |
| Total sales .. .. .. .. .. .. | 151,546 | 26,718 | 178,264 | (3,206) | 175,058 |
| Operating expenses .. .. .. | 135,699 | 26,246 | 161,945 | (3,455) | 158,490 |
| Operating profit .. .. .. .. | ¥ 15,847 | ¥ 472 | ¥ 16,319 | ¥ 249 | ¥ 16,568 |
| II. Total assets, depreciation and amortisation and capital expenditures | | | | | |
| Total assets .. .. .. .. .. .. | ¥ 82,583 | ¥ 20,708 | ¥ 103,291 | ¥ 48,872 | ¥ 152,163 |
| Depreciation and amortisation .. .. .. .. .. | 10,300 | 1,512 | 11,812 | (1) | 11,811 |
| Capital expenditures.. .. .. | 11,570 | 1,383 | 12,953 | (4) | 12,949 |

*Business segments (continued)*

| | Year ended 31st March, 2000 | | | | |
|---|---|---|---|---|---|
| | System solutions services | Consulting/ knowledge services | Total | Eliminations and corporate | Consolidated |
| | | | (Millions of yen) | | |
| I. Sales and operating profit | | | | | |
| Sales to external customers | ¥ 155,201 | ¥ 28,415 | ¥ 183,616 | ¥ – | ¥ 183,616 |
| Intersegment sales or transfers | 2,018 | 342 | 2,360 | (2,360) | – |
| Total sales | 157,219 | 28,757 | 185,976 | (2,360) | 183,616 |
| Operating expenses | 138,700 | 27,962 | 166,662 | (2,361) | 164,301 |
| Operating profit | ¥ 18,519 | ¥ 795 | ¥ 19,314 | ¥ 1 | ¥ 19,315 |
| II. Total assets, depreciation and amortisation and capital expenditures | | | | | |
| Total assets | ¥ 90,259 | ¥ 23,116 | ¥ 113,375 | ¥ 54,899 | ¥ 168,274 |
| Depreciation and amortisation | 11,080 | 1,925 | 13,005 | – | 13,005 |
| Capital expenditures | 12,581 | 6,810 | 19,391 | (30) | 19,361 |

| | Year ended 31st March, 2001 | | | | |
|---|---|---|---|---|---|
| | System solutions services | Consulting/ knowledge services | Total | Eliminations and corporate | Consolidated |
| | | | (Millions of yen) | | |
| I. Sales and operating profit | | | | | |
| Sales to external customers | ¥ 185,351 | ¥ 32,633 | ¥ 217,984 | ¥ – | ¥ 217,984 |
| Intersegment sales or transfers | 2,489 | 1,620 | 4,109 | (4,109) | – |
| Total sales | 187,840 | 34,253 | 222,093 | (4,109) | 217,984 |
| Operating expenses | 160,979 | 33,264 | 194,243 | (4,102) | 190,141 |
| Operating profit | ¥ 26,861 | ¥ 989 | ¥ 27,850 | ¥ (7) | ¥ 27,843 |
| II. Total assets, depreciation and amortisation and capital expenditures | | | | | |
| Total assets | ¥ 85,839 | ¥ 23,435 | ¥ 109,274 | ¥ 179,830 | ¥ 289,104 |
| Depreciation and amortisation | 10,357 | 3,303 | 13,660 | – | 13,660 |
| Capital expenditures | 13,943 | 3,447 | 17,390 | – | 17,390 |

Corporate assets included under "Eliminations and corporate" at 31st March, 1999, 2000 and 2001 amounted to ¥49,431 million, ¥55,107 million and ¥180,809 million (*U.S.$1,459,314 thousand*), respectively, and consisted principally of surplus funds and investment securities.

*Business segments (continued)*

| | Six months ended 30th September, 2000 (Unaudited) | | | | |
|---|---|---|---|---|---|
| | System solutions services | Consulting/ knowledge services | Total | Eliminations and corporate | Consolidated |
| | | | (Millions of yen) | | |
| I. Sales and operating profit | | | | | |
| Sales to external customers | ¥ 88,157 | ¥ 14,339 | ¥ 102,496 | ¥ – | ¥ 102,496 |
| Intersegment sales or transfers .. .. .. .. .. .. | 1,170 | 637 | 1,807 | (1,807) | – |
| Total sales .. .. .. .. .. .. | 89,327 | 14,976 | 104,303 | (1,807) | 102,496 |
| Operating expenses .. .. .. | 75,700 | 15,121 | 90,821 | (1,792) | 89,029 |
| Operating profit .. .. .. .. | ¥ 13,627 | ¥ (145) | ¥ 13,482 | ¥ (15) | ¥ 13,467 |

| | Six months ended 30th September, 2001 (Unaudited) | | | | |
|---|---|---|---|---|---|
| | System solutions services | Consulting/ knowledge services | Total | Eliminations and corporate | Consolidated |
| | | | (Millions of yen) | | |
| I. Sales and operating profit | | | | | |
| Sales to external customers | ¥ 90,857 | ¥ 18,242 | ¥ 109,099 | ¥ – | ¥ 109,099 |
| Intersegment sales or transfers .. .. .. .. .. .. | 1,310 | 747 | 2,057 | (2,057) | – |
| Total sales .. .. .. .. .. .. | 92,167 | 18,989 | 111,156 | (2,057) | 109,099 |
| Operating expenses .. .. .. | 81,611 | 17,494 | 99,105 | (2,054) | 97,051 |
| Operating profit .. .. .. .. | ¥ 10,556 | ¥ 1,495 | ¥ 12,051 | ¥ (3) | ¥ 12,048 |

| | *Year ended 31st March, 2001* | | | | |
|---|---|---|---|---|---|
| | *System solutions services* | *Consulting/ knowledge services* | *Total* | *Eliminations and corporate* | *Consolidated* |
| | | | *(Thousands of U.S. dollars)* | | |
| I. Sales and operating profit | | | | | |
| Sales to external customers | *$ 1,552,354* | *$ 273,308* | *$ 1,825,662* | *$ –* | *$ 1,825,662* |
| Intersegment sales or transfers .. .. .. .. .. .. | *20,845* | *13,568* | *34,413* | *(34,413)* | – |
| Total sales .. .. .. .. .. .. | *1,573,199* | *286,876* | *1,860,075* | *(34,413)* | *1,825,662* |
| Operating expenses .. .. .. | *1,348,233* | *278,593* | *1,626,826* | *(34,355)* | *1,592,471* |
| Operating profit .. .. .. .. | *$ 224,966* | *$ 8,283* | *$ 233,249* | *$ (58)* | *$ 233,191* |
| II. Total assets, depreciation and amortisation and capital expenditures | | | | | |
| Total assets .. .. .. .. .. .. | *$ 718,920* | *$ 196,273* | *$ 915,193* | *$ 1,506,114* | *$ 2,421,307* |
| Depreciation and amortisation .. .. .. .. .. | *86,742* | *27,663* | *114,405* | – | *114,405* |
| Capital expenditures.. .. .. | *116,776* | *28,869* | *145,645* | – | *145,645* |

*Business segments (continued)*

| | Six months ended 30th September, 2001 (Unaudited) | | | | |
|---|---|---|---|---|---|
| | *System solutions services* | *Consulting/ knowledge services* | *Total* | *Eliminations and corporate* | *Consolidated* |
| | (Thousands of U.S. dollars) | | | | |
| I. Sales and operating profit | | | | | |
| Sales to external customers | $ 760,946 | $ 152,781 | $ 913,727 | $ – | $ 913,727 |
| Intersegment sales or transfers .. .. .. .. .. .. | 10,972 | 6,256 | 17,228 | (17,228) | – |
| Total sales .. .. .. .. .. .. .. | 771,918 | 159,037 | 930,955 | (17,228) | 913,727 |
| Operating expenses .. .. .. | 683,509 | 146,516 | 830,025 | (17,202) | 812,823 |
| Operating profit .. .. .. .. | $ 88,409 | $ 12,521 | $ 100,930 | $ (26) | $ 100,904 |

*Geographical segments*

Since sales in the domestic segment were greater than 90 per cent. of total segment sales for the years ended 31st March, 1999, 2000 and 2001 and the six months ended 30th September, 2000 and 2001, geographical segment information has not been presented.

*Overseas sales*

Since overseas sales were less than 10 per cent. of consolidated sales for the years ended 31st March, 1999, 2000 and 2001 and the six months ended 30th September, 2000 and 2001, no disclosure of overseas sales has been made.

**Annex A**

# [FORM OF TRANSFER CERTIFICATE]

## Transfer Certificate

2001

Nomura Research Institute, Ltd.
Nomura International plc
Nomura Securities International, Inc.
Salomon Smith Barney Inc.
Daiwa Securities America Inc.

Ladies and Gentlemen:

We are delivering this certificate in connection with our purchase of ● shares (the "Purchased Shares") of Common Stock ("Common Stock") of Nomura Research Institute, Ltd., a joint stock corporation incorporated under the laws of Japan (the "Company"). The Purchased Shares are being or were resold to the initial purchasers thereof pursuant to the International Purchase Agreement, dated 6th December, 2001 among the Company, the International Selling Shareholder (as defined in the Offering Circular, dated 6th December, 2001 (the "Offering Circular"), relating to the offering of shares of Common Stock) and the International Managers named therein (the "International Managers").

We hereby represent and warrant that we are both a "qualified institutional buyer" within the meaning of Rule 144A under the Securities Act of 1933, as amended (the "Securities Act"), and a "qualified purchaser" within the meaning of Section 2(a)(51)(A) of the Investment Company Act of 1940, as amended (a "QIB-QP"). We hereby further represent and warrant (A) that we are acquiring the Purchased Shares for our own account or (B) that we are acquiring the Purchased Shares for the account of one or more QIB-QPs (each, an "Account"), each of which is acquiring beneficial interests in the Purchased Shares ("Beneficial Interests") for its own account.

We hereby acknowledge that the Purchased Shares have not been registered under the Securities Act.

We agree, on our own behalf and on behalf of each Account, that: (A) if in the future we decide to offer, resell, pledge or otherwise transfer any Purchased Share or any Beneficial Interest, we will offer, sell, pledge or otherwise transfer such Purchased Share or such Beneficial Interest only (i) to a Rule 144A Selling Agent (as defined in the Offering Circular) or (ii) on any of the Listed Stock Exchanges (as defined in the Offering Circular) in accordance with Regulation S ("Regulation S") under the Securities Act; and (B) if in the future any Account decides to offer, resell, pledge or otherwise transfer any Beneficial Interest, such Account will offer, sell, pledge or otherwise transfer such Beneficial Interest only (i) to a Rule 144A Selling Agent, (ii) on any of the Listed Stock Exchanges in accordance with Regulation S or (iii) to us for our own account.

We acknowledge that you, the International Managers and others will rely upon our representations, warranties, acknowledgements and agreements set forth herein, and we agree to notify you promptly in writing if any of our confirmations, acknowledgements or agreements herein cease to be accurate and complete. We hereby irrevocably agree that this certificate or a copy thereof may be reproduced to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby.

We hereby represent and warrant that all necessary actions have been taken to authorise our purchase of the Purchased Shares and the execution of this certificate.

THIS CERTIFICATE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

______________________________

By: ___________________________

Name:

Title:

**REGISTERED HEAD OFFICE OF THE COMPANY**

Shin Otemachi Building
2-1, Otemachi 2-chome
Chiyoda-ku, Tokyo 100-0004
Japan

**TRANSFER AGENT**

The Toyo Trust and Banking Company, Limited
4-3, Marunouchi 1-chome
Chiyoda-ku, Tokyo 100-0005
Japan

**LEGAL ADVISERS**

*To the Company*

**Tomotsune & Kimura**
Sanno Grand Building
14-2, Nagatacho 2-chome
Chiyoda-ku, Tokyo 100-0014
Japan

*To the Global Coordinator and to the International Managers*

*as to United States law*
**Simpson Thacher & Bartlett**
Ark Mori Building
12-32, Akasaka 1-chome
Minato-ku, Tokyo 107-6030
Japan

*as to Japanese law*
**Mitsui, Yasuda, Wani & Maeda**
Akasaka 2.14 Plaza Bldg.
14-32, Akasaka 2-chome
Minato-ku, Tokyo 107-0052
Japan

**INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS**

**Shin Nihon & Co.**
(formerly known as Century Ota Showa & Co.)
Hibiya Kokusai Building, 17th Floor
2-3, Uchisaiwai-cho 2-chome
Chiyoda-ku, Tokyo 100-0011
Japan

NRI Nomura Research Institute

RF60110

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